Form 10KSB40, Exhibit 13
period 1996-12-31
PINNACLE BANCSHARES INC
filed 1997-04-15
CIK 1022243

                                   EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


CONVERSION AND REORGANIZATION

         On January 29, 1997, the stockholders of Pinnacle Bank (the "Bank") approved both the conversion of the Bank from a federal stock savings bank to an Alabama-chartered commercial bank and the reorganization of the converted Bank into the holding company form of ownership by approving an Agreement and Plan of Conversion and Reorganization, pursuant to which the converted Bank became a wholly-owned commercial bank subsidiary of Pinnacle Bancshares, Inc., a Delaware corporation (the "Holding Company"), and each outstanding share of common stock of the Bank was converted into one share of the common stock of the Holding Company. The fiscal year of the Holding Company and the converted Bank ends on December 31 of each year. See Notes 1 and 13 of Notes to Consolidated Financial Statements.

GENERAL

         The Bank generates revenue primarily from net interest margin derived by soliciting deposits and borrowings which are used to fund the Bank's loan portfolio, mortgage-backed securities, and investment securities. The Bank also derives revenue from fees and charges on loans and deposit accounts.

         Historically, the Bank's business strategy has been to engage primarily in residential lending and retail consumer lending. To enhance growth and achieve greater portfolio diversification as well as to provide improved interest rate spread, the Bank's strategy has expanded to include active participation in commercial real estate and other commercial lending activities in its primary market area of Walker, Winston, Jefferson, and Shelby Counties. Although the inherent risks associated with geographic concentrations in the Bank's loan portfolio do not appear to have had a significant effect on the Bank's earnings to date, any dramatic functions in the economic conditions in the Bank's market area could have a material effect on the Bank's profitability.

         The Bank sells most fixed-rate mortgage loans with maturities greater than 10 years to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Corporation ("FNMA") and other investors as whole-loan sales with loan servicing retained by the Bank. This strategy produces service fee income which is recurring noninterest income and is an integral part of the Bank's asset liability management described below:

MORTGAGE BANKING AND FIRST GENERAL LENDING

         During the fiscal year ended June 30, 1995, the Bank purchased short-term U.S. Treasury securities of approximately $4.0 million and sold $6.0 million in short-term securities, including $2.0 million in U. S. Treasury securities, $1.0 million in U.S. agency securities and $3.0 million in corporate securities. Also during fiscal year 1995, the Bank increased its short-term borrowings from the Federal Home Loan Bank ("FHLB") of Atlanta by approximately $8.0 million. The increase in borrowings, along with proceeds from loan repayments, was used to fund increased lending activity.

         During the fiscal year ended June 30, 1996, the Bank purchased short-term U.S. Treasury securities of approximately $8.0 million and U.S. agency securities of approximately $5.0 million and sold approximately $3.0 million in U.S. Treasury securities. The proceeds from maturing investment securities, increases in saving deposits and loan repayments were used to fund lending activities. Also, during the fiscal year ended June 30, 1996, the Bank repaid approximately $16.3 million in borrowings from the FHLB of Atlanta.

         During the six-month period ended December 31, 1995, the Bank did not purchase or sell any securities. The Bank used proceeds from loan repayments to repay $5.0 million in advances from the FHLB of Atlanta.

         During the six-month period ended December 31, 1996, the Bank purchased approximately $5.0 million in short-term U.S. Treasury securities and approximately $3.0 million in U.S. agency securities. The Bank sold approximately $3.0 in U.S. Treasury securities.

ASSET LIABILITY MANAGEMENT

         The Bank has an Asset/Liability Committee, comprised of the President, one Senior Vice President, One Vice President and one non-employee Director. The Committee's primary responsibility is to both analyze and manage the level, mix and maturities of asset liabilities as well as to establish procedures for asset liability management. The sale of most fixed-rate mortgage loans with contractual maturities in excess of 10 years is believed to remove some vulnerability to interest rate risk which could result from rising interest rates. Management continuously monitors the financial condition of the Bank and believes that its strength is measured by the quality of the Bank's assets, the composition of its loan portfolio and the Bank's capital adequacy. The Board of Directors and management of the Bank intend to emphasize loan growth commensurate with local market demands and the lending expertise of the Bank's personnel.

RESULTS OF OPERATIONS

         GENERAL. The Bank's net earnings are derived from net interest income, which is the difference between interest income on loans and securities and interest expense on deposits and borrowings. In addition, net earnings are affected by the gain and loss on the sale of loans and securities, loan servicing income, subsidiary earnings, operating expenses and income taxes. Although changes in interest rates necessarily lead to the net interest margins, the level and direction of overall interest rates have had a minimal impact on the Bank's operations to date.

         NET EARNINGS. The Bank reported net earnings of $1.2 million and $1.6 million for fiscal years ended June 30, 1995, and 1996, respectively. The Bank reported $840,000 for the six-month period ended December 31, 1995 and $187,000 for the six-month period ended December 31, 1996. The increase from June 30, 1995 to June 30, 1996, was due primarily to an increase in the Bank's net interest margin. The decrease in the six-month period ended December 31, 1995 to December 31, 1996, was due primarily to the one time special Savings Association Insurance Fund ("SAIF") assessment of approximately $1.1 million. See "-- SAIF Recapitalization."

         INTEREST REVENUE. Interest on loans and securities increased approximately $1.3million from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996. Interest Income on loans and securities increased $111,000 from the six-month period ended December 31, 1995 to the six-month period ended December 31, 1996. The increase from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996 was due primarily to an increase in average yield on loans from approximately 8.0 % in fiscal year 1995 to 8.7 % in fiscal year 1996, compounded by an increase in average loans outstanding of $7.9 million from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996. The increase from the six-month period from December 1995 to December 1996 was due primarily to an increase of approximately $5.5 million in the average loan balance outstanding.

         Other interest increased approximately $197,000 from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996. Other interest decreased approximately $81,000 from the six-month period ended December 31, 1995 to the six-month period ended December 31, 1996. The increase from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996 was due primarily to an increase in the average balance of interest-bearing deposits at other banks of approximately $3.6 million. The decrease from the six-month period ending December 31, 1995 to the six-month period ending December 1996, was due primarily to a decrease of approximately $2.7 million in the average balance of interest bearing deposits at other banks.

         INTEREST EXPENSE. Interest expense on deposits increased approximately $1.4 million from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996, due primarily to an increase in average deposits of approximately $10.4 million. Average rates paid on deposits increased from 4.3 % in the fiscal year ended June 30, 1995 to 4.9% in the fiscal year ended June 30, 1996. Interest expense on deposits increased approximately $152,000 from the six-month period ended December 31, 1995 to the six-month period ended December 31, 1996, due in part to an increase of approximately $8.6 million in the average balance of deposits outstanding.

         Interest expense on borrowed funds decreased approximately $385,000 from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996 due in part to the repayment of $16.3 million in short-term borrowings. Interest expense on borrowed funds decreased approximately $307,000 from the six-month period ended December 31, 1995 to the six-month period ending December 31, 1996, in part due to a decrease in the average balance of borrowed funds of approximately $10.5 million.

         PROVISION FOR LOSSES ON LOANS. Provisions for loan losses are based on management's analysis of the various factors which affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to provide losses. The provision for losses on loans in the fiscal year ended June 30, 1996 was $240,000, compared to $235,000 in the fiscal year ended June 30, 1995. The provision for loan losses for the six-month period ended December 31, 1995 was $120,000 compared to $145,000 for the six-month period ended December 31, 1996. This increase was due primarily in response to overall loan portfolio growth.

         The Bank maintains an allowance for loan losses based on management's review and classification of the loan portfolio and analyses of borrowers' ability to pay, historical charge-off experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current and prospective economic conditions, status of nonperforming loans and regulatory reviews. In establishing the allowance for loan losses, management recognizes that a substantial portion of the Bank's loans, including nonperforming loans, are secured by mortgages on residential real estate. Total nonperforming loans, which includes loans on nonaccrual status and loans 120 days past due and accruing, were $160,000 and $1,314,000 at June 30, 1995, and 1996, respectively. Total nonperforming loans were $421,000 and $2.0 million at December 31, 1995 and 1996, respectively. The increase in nonperforming loans at June 30, 1996, was primarily attributed to a multi-family real estate loan of approximately $960,000 which was placed on nonaccrual status. The increase in nonperforming loans at December 31, 1996 was primarily attributed to one commercial real estate loan of approximately $360,000 and one residential real estate development loan of $1.2 million, both of which were placed on nonaccrual status during 1996.

         NONINTEREST INCOME (LOSS). Noninterest income, which includes fees and charges on deposit accounts and existing loans, service fee income on loans sold, income on real estate operations, and gain (loss) on sale of assets increased approximately $263,000 from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996, primarily due to increases in each of the foregoing items. Noninterest income increased approximately $60,000 from the six-month period ended December 31, 1995 to the six-month period ended December 31, 1996, due primarily to an increase in fees and service charges on deposit accounts.

         NONINTEREST EXPENSE. Noninterest expense increased approximately $132,000 from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996. The increase from the fiscal year ended June 30, 1995 to the fiscal year ended June 30, 1996 was primarily due to an increase in marketing and professional expense of approximately $57,000 associated with the Bank's name change as well as a slight increase in overall noninterest expense. Noninterest expense increased approximately $1,254,000 from the six-month period ended December 31,1995 to the six-month period ended December 31,1996. The increase was due primarily to the one-time SAIF assessment of approximately $1.1 million as well as slight increases on overall noninterest expense. See "-- SAIF Recapitalization."

LIQUIDITY AND CAPITAL RESOURCES

         LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations. Maintaining appropriate levels of liquidity allows the Bank to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Holding Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 10 of Notes to Consolidated Financial Statements.

         In the ordinary course of its business, the Bank's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity of sales of other earning assets including investment securities and mortgage loans. The entire investment portfolio at December 31, 1996 was classified as available for sale, with a market value of $48.9 million. See Note 2 of Notes to Consolidated Financial Statements. At December 31, 1996, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and short-term investments totaled $56.0 million.

         The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB of Atlanta and other sources. At December 3, 1996, the Bank had an approved credit availability of $29.0 million at the FHLB of Atlanta and no advances outstanding.

         Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels. Management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

         CAPITAL RESOURCES. The Holding Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Holding Company's net worth, soundness and viability. The capital base of the Holding Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 1996 was $15.3 million.

         Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 1996, the Bank satisfied its minimum regulatory capital requirement and was "well-capitalized" within the meaning of federal regulatory requirements.

SAIF RECAPITALIZATION

         The Bank is required to pay assessments, based on a percentage of its insured deposits, to the FDIC for insurance of its deposits by the SAIF. The FDIC has established a risk-based deposit insurance assessment system for insured depository institutions, under which insured institutions are assigned assessment risk classifications based upon capital levels and supervisory evaluations.

         In 1995 and 1996, institutions with SAIF-assessable deposits, like the Bank, were required to pay higher deposit insurance premiums than institutions with deposits insured by the Bank Insurance Fund (the "BIF"). In order to recapitalize the SAIF and to address the insurance premium disparity, the Deposit Funds Insurance Act of 1996 (the "1996 Act") authorized the FDIC to impose a one-time special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF to the statutorily designated reserve ratio of 1.25% of insured deposits. Institutions were assessed at the rate of 65.7 basis points per $100 of each institution's SAIF-assessable deposits as of March 31, 1995.

         In view of the recapitalization of the SAIF, the FDIC set the effective insurance assessment rates payable by SAIF-insured institutions for the first half of 1997 at zero to 27 basis points, depending on an individual institution's risk classification. In addition, SAIF-insured institutions will be required, until December 31, 1999, to pay assessments to the FDIC at the annual rate of 6.6 basis points to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to recapitalize the predecessor to the SAIF. During this period, BIF member banks will be assessed for payment of the FICO obligations at the annual rate of 1.3 basis points. After December 31, 1999, BIF and SAIF member institutions will be assessed at the same rate for the FICO obligations.

         The 1996 Act also provides that the FDIC may not assess regular insurance assessments for the SAIF unless required to maintain or to achieve the designated reserve ratio of 1.25%, except for such assessments on those institutions that are not classified as "well-capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. As of December 31, 1996, the Bank was classified as "well-capitalized."

                      MARKET PRICE AND DIVIDEND INFORMATION

         The common stock of the Bank is traded on the American Stock Exchange under the symbol "PLE". As of December 31,1996, the Bank had 444 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

         Following are the high and low sale prices of the Bank's common stock for the periods indicated:

                                                                       Price Range
                                                                       Common Stock
                                                                --------------------------
                                                                     High          Low
                      Fiscal Year 1995
                      First Quarter                               $  15 5/8    $  15 1/4
                      Second Quarter                                 14           13 3/4
                      Third Quarter                                  14 5/8       13 3/4
                      Fourth Quarter                                 16 1/8       14 3/4

                      Fiscal Year 1996
                      First Quarter                               $  16 3/4    $  16
                      Second Quarter                                 19           17 1/2
                      Third Quarter                                  18 1/8       17 3/4
                      Fourth Quarter                                 16 3/8       15 7/8

                      Six Months Ended December 31, 1996
                      First Quarter                               $  18 1/8    $  17 3/4
                      Second Quarter                                 16 3/8       15 7/8

         Dividends of $.72 ($.18 in each of the four quarters) were declared and paid during fiscal year 1996. Dividends of $.36 ($.18 in each of the two quarters) were declared and paid during the six-month period ending December 31, 1996. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

PINNACLE BANK
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                 June 30,            June 30,          December 31,
                                                                   1995                1996                1996
                                                                   ----                ----                ----
Assets
Cash on hand and in banks                                   $       3,612,668   $       2,273,532   $      2,879,396
Interest-bearing deposits in other banks                            5,535,694           2,823,950          3,868,664
Securities available for sale                                      28,026,256          53,671,326         48,944,812
Accrued interest on securities and deposits                           716,035             660,663            561,326
                                                            -----------------   -----------------   ----------------
                                                                   37,890,653          59,429,471         56,254,198
                                                            -----------------   -----------------   ----------------

Loans receivable, net                                             118,535,135         120,643,908        129,857,656
Securities held to maturity                                        32,060,793                  --                 --
Loans held for sale (fair value $2,090,709, $326,474
   and $1,248,742 at June 30, 1995 and 1996 and at
   December 31, 1996, respectively)                                 2,090,709             326,474          1,428,742
Real estate owned                                                     --                       --          1,010,340
Premises and equipment, net                                         4,233,957           4,213,949          5,176,990
Prepaid expenses and other assets                                     116,816             327,696            251,678
Accrued interest on loans                                             775,658             928,040            958,803
Excess mortgage servicing                                             123,228              73,961             53,154
Excess cost over net assets acquired                                  572,113             531,248            510,815
                                                            -----------------   -----------------   ----------------
                                                            $     196,399,062   $     186,474,747   $    195,502,376
                                                            =================   =================   ================


Liabilities and Stockholders' Equity
Deposits                                                    $     161,211,920   $     165,234,455   $    173,407,101
Borrowed funds                                                     18,850,000           3,750,000          3,750,000
Official checks outstanding                                           558,887             769,642          1,675,929
Advance payments by borrowers for taxes
   and insurance                                                      458,902             380,037            144,587
Deferred taxes                                                        216,000             168,000            297,042
Other liabilities                                                     740,560           1,007,237            943,017
                                                            -----------------   -----------------   ----------------
                                                                  182,036,269         171,309,371        180,217,676
                                                            -----------------   -----------------   ----------------

Stockholders` Equity
Common stock (.01 par value, 10,000 shares);
   authorized, 932,000 shares issued and 889,824
   outstanding at June 30, 1995 and 1996 and
   December 31, 1996, respectively)                                     9,320               9,320              9,320
Additional paid-In capital                                          8,376,037           8,376,037          8,376,037
Treasury stock at cost (42,176 shares at June 30, 1995
   and 1996 and December 31, 1996, respectively)                     (345,317)           (345,317)          (345,317)
Retained earnings                                                   6,452,000           7,448,806          7,315,182
Unrealized loss on securities available for sale, net                (129,247)           (323,470)           (70,522)
                                                            -----------------   -----------------   ----------------
                                                                   14,362,793          15,165,376         15,284,700
                                                            -----------------   -----------------   ----------------
                                                            $     196,399,062   $     186,474,747   $    195,502,376
                                                            =================   =================   ================



See accompanying Notes to Consolidated Financial Statements.

PINNACLE BANK
CONSOLIDATED STATEMENTS OF INCOME


                                                             Years Ended                      For the Six Months Ended
                                                               June 30,                             December 31,
                                                  -----------------------------------     ----------------------------------
                                                       1995              1996                   1995             1996
                                                       ----              ----                   ----             ----
INTEREST REVENUE                                                                            (Unaudited)
Interest on loans                                 $    9,216,858   $    10,800,833        $   5,416,039     $   5,673,236
Interest on  securities held to maturity               2,219,924         2,464,886              755,081                --
Interest and dividends on securities
   available for sale                                  1,565,830         1,081,571            1,081,571         1,690,759
Other Interest                                           105,389           302,508              159,142            77,899
                                                  --------------   ---------------        -------------     -------------
                                                      13,108,001        14,649,798            7,411,833         7,441,894
                                                  --------------   ---------------        -------------     -------------
INTEREST EXPENSE
Interest on deposits                                   6,550,426         7,993,660            4,004,569         4,156,751
Interest on borrowed funds                               990,404           604,952              418,973           110,741
                                                  --------------   ---------------        -------------     -------------
                                                       7,540,830         8,598,612            4,423,542         4,267,492
                                                  --------------   ---------------        -------------     -------------
Net interest income before provision for
   loan losses                                         5,567,171         6,051,186            2,988,291         3,174,402
Provision for loan losses                                235,000           240,000              120,000           145,000
                                                  --------------   ---------------        -------------     -------------
Net interest income after provision for
   losses on loans                                     5,332,171         5,811,186            2,868,291         3,029,402
                                                  --------------   ---------------        -------------     -------------

NONINTEREST INCOME
Fees and service charges on deposit
   accounts                                              303,707           345,641              101,574           202,579
Service fees income on loans sold                        257,109           265,523              133,044           127,669
Fees and charges on loans                                207,624           229,664              162,956           142,641
Real estate operations, net                              112,880           149,142               72,996            73,617
Net gain (loss) on sale of :
   Loans held for sale                                   168,232           272,770              123,507          106,456
   Real estate owned                                       1,120            12,066                  156                --
   Securities available for sale                         (39,839)             (808)                  --               574
   Assets                                                     --                --                   --               275
Other Income                                                1470               957                   --               357
                                                  --------------   ---------------        -------------     -------------
                                                       1,012,303         1,274,955              594,233           654,168
                                                  --------------   ---------------        -------------     -------------
NONINTEREST EXPENSE
Compensation and benefits                              2,148,909         2,174,691            1,068,813         1,137,433
Occupancy                                                968,430           978,656              488,580           534,731
FDIC insurance                                           342,161           364,946              180,064         1,287,349
Marketing and professional                               172,200           229,104               21,000            74,088
Legal                                                     42,000            41,998               61,355            20,968
Other                                                    649,630           666,267              299,609           318,538
                                                  --------------   ---------------        -------------     -------------
                                                       4,323,330         4,455,662            2,119,421         3,373,107
                                                  --------------   ---------------        -------------     -------------
Earnings before income tax                             2,021,144         2,630,479            1,343,103           310,463
Income tax expense                                       780,000           993,000              503,380           123,750
                                                  --------------   ---------------        -------------     -------------
                                                  $    1,241,144   $     1,637,479        $     839,723     $     186,713
                                                  ==============   ===============        =============     =============
Net earnings per share                            $         1.39   $          1.84        $        0.94     $        0.21
                                                  ==============   ===============        =============     =============
Cash dividends per share                          $         0.72   $          0.72        $        0.36     $        0.36
                                                  ==============   ===============        =============     =============
Weighted average shares outstanding                      889,674           889,824              889,224           889,824
                                                  ==============   ===============        =============     =============

See accompanying Notes to Financial Statements.

PINNACLE BANK
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                   Unrealized
                                                                                                   Gain (loss)
                                                       Additional                                 on  Securities      Total
                                  Common Stock           Paid-In       Retained      Treasury       Available      Stockholders'
                               Shares       Amount       Capital       Earnings       Stock       for Sale, Net       Equity
                               ------       ------       -------       --------       -----       -------------       ------
Balance June 30, 1994        $   929,664  $    9,297  $  8,364,964   $  5,851,530  $   (345,317)  $   (407,116)  $    13,473,358

Net earnings for the year
   ended June 30, 1995                                                  1,241,144                                      1,241,144

Options exercised                  2,336          23        11,073                                                        11,096
Cash dividends ($.72 per
   share)                                                                (640,674)                                      (640,674)

Change in unrealized
   gain (loss) on
   securities available for
   sale, net                                                                                           277,869           277,869
                             -----------  ----------  ------------   ------------  ------------   ------------   ---------------
Balance June 30, 1995            932,000       9,320     8,376,037      6,452,000      (345,317)      (129,247)       14,362,793

Net earnings for the year
   ended June 30, 1996                                                  1,637,479                                      1,637,479

Unrealized losses
   recognized in transfer
   of securities available
   or sale                                                                                             143,897           143,897

Cash dividends ($.72 per
   share)                                                                (640,673)                                      (640,673)

Change in unrealized
   gain (loss) on
   securities available for
   sale, net                                                                                          (338,120)         (338,120)
                             -----------  ----------  ------------   ------------  ------------   ------------   ---------------
Balance June 30, 1996            932,000       9,320     8,376,037      7,448,806      (345,317)      (323,470)       15,165,376
Net earnings for the
   period ended
   December 31, 1996                                                      186,713                                        186,713

Cash dividends ($.36 per
   share)                                                                (320,337)                                      (320,337)

Change in unrealized
   gain (loss) on
   securities available for
   sale, net
Balance                                                                                                252,948           252,948
   December 31, 1996         $   932,000  $    9,320  $  8,376,037   $  7,315,182  $   (345,317)  $    (70,522)  $    15,284,700
                             ===========  ==========  ============   ============  ============   ============   ===============

See accompanying Notes to Consolidated Financial Statements.

PINNACLE BANK
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            For the Years Ended           For the Six Months Ended
                                                                                 June 30,                       December 31,
                                                                           ---------------------          ------------------------
                                                                           1995             1996            1995            1996
                                                                           ----             ----            ----            ----
CASH FLOW PROVIDED BY OPERATING ACTIVITIES:                                                              (Unaudited)
Net earnings                                                         $   1,241,144   $   1,637,479  $      839,723  $     186,713
Adjustment to reconcile net earnings to net cash flows provided by operating activities:
   Depreciation                                                            470,432         482,247         231,280        252,198
   Provision for losses on loans                                           235,000         240,000         120,000        145,000
   Provision (benefits) for deferred taxes                                 (97,818)         46,526          23,585          6,545
Net (gain) loss on sale of:
   Loans held for sale                                                    (168,232)       (272,770)       (123,507)      (106,456)
   Securities available for sale                                            39,839             808            --             (574)
   Real estate owned                                                        (1,120)        (12,066)           (156)           --
   Assets                                                                       --              --              --           (275)
Amortization net,                                                          231,068          26,657          45,585        (61,962)
Proceeds from sale of loans                                             36,823,729      40,805,930      21,065,721     11,290,723
Loans originated for sale                                              (38,685,497)    (39,339,677)    (20,108,260)   (12,286,535)
Decrease (increase) n accrued interest receivable                         (175,411)        (97,010)        (77,230)        68,574
Decease (increase) in prepaid and other assets                              78,930        (210,850)           (157)        76,018
Increase ( decrease) in other liabilities                                 (205,533)        266,678         300,982        289,216
Increase (decrease) in accrued interest payable                            241,338         199,541        (253,414)      (353,436)
                                                                     -------------   -------------  --------------  -------------
   Net cash provided by operating activities                                27,869       3,773,493       2,064,152       (494,251)
                                                                     -------------   -------------  --------------  -------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING
ACTIVITIES:
Principal collected on loans and securities                             60,454,102      79,811,133      37,123,667     32,502,843
Loans originated for portfolio                                         (69,328,000)    (74,865,414)    (38,366,720)   (42,007,376)
Loans purchased for portfolio                                           (4,663,740)     (1,649,250)       (540,558)      (688,000)
Net change in interest bearing deposits at other banks                  (5,428,052)      2,711,744      (1,613,272)    (1,044,714)
Purchase of securities available for sale                               (4,151,251)    (13,009,675)             --     (8,024,934)
Proceeds from sale of securities                                         6,041,571       3,008,866              --      3,002,109
Proceeds from maturing securities                                           --          11,000,000       2,094,259     10,052,005
Purchase of premises and equipment                                        (155,863)       (537,239)        (42,647)    (1,215,239)
Proceeds from sale of fixed assets                                         455,680         127,996          86,831            275
Proceeds from sale of real estate                                               --          75,000         894,736             --
                                                                     -------------   -------------  --------------  -------------
   Net cash provided by (used in) investing activities                 (16,775,553)      6,673,161        (363,704)    (7,423,031)
                                                                     -------------   -------------  -------------   -------------
CASH FLOW USED IN FINANCING ACTIVITIES:
Net (increase) decrease in passbook, NOW and money market
   deposit accounts                                                     (3,738,737)     (1,392,346)       (352,216)       872,395
Proceeds from sales of time deposits                                    45,088,203      23,102,904      11,069,643     16,309,019
Payments from maturing time deposits                                   (29,962,727)    (17,887,564)     (8,692,933)    (9,008,768)
Proceeds from borrowed funds                                            31,210,000       1,250,000      (5,000,000)            --
Increase (decrease) in official checks and advance                     (23,415,000)   (16,350,000)              --             --
payments by borrowers for taxes and insurance                              (52,369)        131,889         494,734        670,837
Proceeds from stock options exercised                                       11,096              --            --              --
Payments of dividends                                                     (640,674)       (640,673)       (320,337)      (320,337)
                                                                     --------------  -------------  --------------  --------------
   Net cash provided by (used in) financing activities                  18,499,792     (11,785,790)     (2,801,109)     8,523,146
                                                                     -------------   -------------  --------------  -------------
NET (INCREASE) DECREASE IN CASH                                          1,752,108      (1,339,136)     (1,100,661)       605,864
CASH AT BEGINNING OF PERIOD                                              1,860,560       3,612,668       3,612,668      2,273,532
                                                                     -------------   -------------  --------------  -------------
CASH AT END OF PERIOD                                                $   3,612,668   $   2,273,532  $    2,512,007  $   2,879,396
                                                                     =============   =============  ==============  =============
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest on deposits and borrowed funds            $   7,056,447   $   8,399,071  $    4,233,983  $   3,802,806
Cash payments for income taxes                                       $     620,000   $     832,393  $      475,000  $     190,000
Real estate acquired through foreclosure                             $      42,251   $     115,930  $      993,139  $   1,010,340
Transfer of  securities  held to maturity to available  for sale at
   fair value                                                                   --      29,948,941              --             --

1.       SUMMARY OF  SIGNIFICANT ACCOUNTING POLICIES


         Following is a description of the more significant accounting policies followed by Pinnacle Bank in presenting its consolidated financial statements.

         (a)      ORIGINATION AND NATURE OF OPERATIONS

         First Federal of Alabama, F.S.B. received its federal charter in 1935. In 1996, First Federal of Alabama, F.S.B. changed its name to Pinnacle Bank (the "Bank"). The Bank is primarily in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer and commercial loans. The Bank operates in five offices in the central and northwest portion of Alabama, and originates its loans in this market area.

         (b)      FISCAL YEAR

         In connection with the conversion of the Bank to an Alabama-chartered commercial bank and the concurrent holding company reorganization, the Bank's stockholders approved changing the fiscal year end from June 30, to December 31. Accordingly, the fiscal year ended on December 31, 1996 is a six month transition period. Prior to this period, the company utilized a twelve month period ending on June 30. The accompanying financial statements include audited financial statements for the six-month transition period ended on December 31, 1996. Unaudited financial statements are presented for the six -month period ended December 31, 1995 for comparative purposes only.

         (c)      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the financial statements are the valuation allowances for loan losses and real estate owned.

         (d)      CONSOLIDATION

         The consolidated financial statements include the accounts of Pinnacle Bank and wholly-owned subsidiaries First General Service(s) Corporation, First General Capital Corporation and First General Ventures. All significant intercompany transactions and accounts have been eliminated in consolidation.

         (e)      SECURITIES

         Securities classified as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity. The available for sale category includes securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Securities designated as held to maturity are carried at amortized cost, as the Bank has both the ability and positive intent to hold these securities to maturity. The Bank had no securities classified as trading at June 30, 1995, 1996 or December 31, 1996. The Bank had no securities classified as held to maturity at June 30, 1996 or December 31,1996.

         Amortization of premiums and accretion of discounts are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

         During December 1995, the Bank changed classification of its securities held to maturity to securities available for sale as permitted by the Financial Accounting Standards Board ("FASB") report entitled, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investment in Debt and Equity Securities."

         (f)      LOANS RECEIVABLE

         Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income and an allowance for loan losses. Unearned interest on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans. Loans that are 120 days contractually past due generally are placed on nonaccrual status, and interest income is reversed. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated in which case the loan is returned to accrual status.

         (g)      ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans and overall portfolio characteristics and delinquencies. Changes in the allowances can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. The amount of the allowance is maintained through the provision for losses and is decreased by charge-offs, net of recoveries.

         The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", as of July 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance.

         One-to-four family residential mortgages and consumer installment loans are exempt from SFAS No. 114 when evaluated collectively for impairment as is done by the Bank. The Bank's commercial loans had previously been reviewed for impairment using methods similar to those prescribed in SFAS No. 114. Accordingly, as a result of adopting these statements, no additional provision to the allowance for loan losses was required as of July 1, 1995.

         (h)      LOANS HELD FOR SALE

         Loans held for sale are carried at the lower of aggregate amortized cost or fair value as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income.

         (i) LOAN ORIGINATION FEES, LOAN COMMITMENT FEES AND PREMIUMS AND DISCOUNTS

         Loan fees, net of certain direct costs of loan originations, are treated as an adjustment to the yield of the related loans over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loans being funded and maintained in the loan portfolio.

         (j)      LOAN SALES AND SERVICING

         Gains or losses on loan sales are recognized at the time of sale and determined by the difference between net sales proceeds and the carrying value of the loan sold. When loans are sold with servicing rights retained, the Bank realizes additional gain or losses if the actual servicing fees to be received differ from normal servicing fees. Such gains or losses are calculated at the present value of the differential between the actual servicing fee and the normal servicing fee over the remaining life of the loans serviced, adjusting for estimated prepayments.

         Normal servicing fees are recognized as income in the period earned.

         (k)      REAL ESTATE OWNED

         Real estate owned acquired through foreclosure is carried at the fair value of the foreclosed property, less estimated costs of disposition at the date of foreclosure Any excess of the recorded investment over fair value, less estimated cost of disposition of the property is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less cost of disposition below its carrying amount, increase the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Cost relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

         The recognition of gains and losses on the sale of real estate is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with SFAS No. 66, "Accounting for Sales of Real Estate."

         (l)      PREMISES AND EQUIPMENT

         Land is carried at cost. Premises and equipment are stated at cost less depreciation accumulated on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, 10 to 15 years for leasehold improvements and 3 to 10 years for equipment).

         (m)      INCOME TAXES

         Under the asset and liability method, balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the consolidated financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. Recognition of deferred tax asset balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

         (n)      EXCESS COST OVER NET ASSETS ACQUIRED

         The excess of cost over fair value of net assets acquired (goodwill) arose from a merger which was accounted for under the purchase method of accounting and is being amortized over its estimated useful life of 20 years.

         (o)      EARNINGS PER SHARE

         Earnings per share are computed based on the weighted average common shares outstanding during each period presented.

         (p)      NEW ACCOUNTING STANDARDS

         In October 1995, the FASB issued No. 123," Accounting for Stock-Based Compensation". SFAS 123 established a fair value based method for accounting for stock based compensation plans. This Standard encourages entities to adopt this method in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities are still granted the option of accounting for stock based compensation plans under the provisions of APB Opinion No. 25 but must meet the disclosure requirements of SFAS No. 123 if they so choose.

         The provisions of SFAS No. 123 are required to be adopted in financial statements for years beginning after December 15, 1995 and are effective for transactions entered into after the same date. The Bank adopted the provision for this Standard as was required, effective July 1, 1996, and elected to account for these plans under the provisions of APB No. 25. There were no options outstanding at December 31, 1996, therefore no disclosures are required.

         In June 1996, The FASB issued SFAS No. 125, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liability it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company will adopt the provisions of the Standard on January 1, 1997. Based on the Company's current operating activities, management does not believe that the adoption of this statement will have a material impact on the Company's financial condition or results of operations.

2.       SECURITIES

         The amortized cost, unrealized gross gains and losses, and approximate fair value of securities at June 30, 1995, June 30,1996 and December 31,1996 are as follows:

                                                               Available for Sale June 30, 1995
                                               ------------------------------------------------------------------
                                                  Amortized       Unrealized     Unrealized           Fair
                                                     Cost            Gain        Gross Loss          Value
                                                     ----            ----        ----------          -----
U.S. Treasury Securities                       $    17,211,813   $    20,646   $    (60,630)    $    17,171,829
Securities of U.S. Government Agencies               1,000,000            --        (30,076)            969,924
Corporate Securities                                 8,086,409            --       (134,609)          7,951,800
Federal Home Loan Bank Stock                         1,715,800            --                          1,715,800
Other Securities                                       216,317           586             --             216,903
                                               ---------------   -----------   ------------     ---------------
Total                                          $    28,230,339   $    21,232   $   (225,315)    $    28,026,256
                                               ===============   ===========   ============     ===============


                                                                Held to Maturity June 30, 1995
                                               ------------------------------------------------------------------
                                                  Amortized       Unrealized     Unrealized           Fair
                                                     Cost         Gross Gain     Gross Loss          Value
                                                     ----         ----------     ----------          -----
Mortgage-backed Securities                     $    32,060,793   $   383,859   $  (371,593)     $    32,073,059
                                               ===============   ===========   ===========      ===============


                                                                Available for Sale June 30,1996
                                               ------------------------------------------------------------------
                                                  Amortized       Unrealized     Unrealized           Fair
                                                     Cost         Gross Gain     Gross Loss          Value
                                                     ----         ----------     ----------          -----
U.S. Treasury Securities                       $    12,037,954   $     5,951   $    (26,150)     $    12,017,755
Securities of U.S. Government Agencies               6,000,000            --       (109,847)           5,890,153
Corporate Securities                                 7,029,319            --        (22,713)           7,006,606
Federal Home Loan Bank Stock                         1,715,800            --             --            1,715,800
Other Securities                                       216,647           378             --              217,025
Mortgage Backed Securities                          27,172,023        72,016       (420,052)          26,823,987
                                               ---------------   -----------   ------------      ---------------
Total                                          $    54,171,743   $    78,345   $   (578,762)     $    53,671,326
                                               ===============   ===========   ============      ===============

                                                             Available for Sale December 31, 1995
                                               ------------------------------------------------------------------
                                                  Amortized       Unrealized     Unrealized           Fair
                                                     Cost         Gross Gain     Gross Loss          Value
                                                     ----         ----------     ----------          -----
U.S. Treasury Securities                       $    17,087,365   $    26,429   $    (5,201)     $    17,108,593
Securities of U.S. Government Agencies               1,000,000            --       (20,100)             979,900
Corporate Securities                                 8,057,815            --       (54,417)           8,003,398
Federal Home Loan Bank Stock                         1,715,800            --            --            1,715,800
Other Securities                                       216,941           535            --              217,476
Mortgage Backed-securities                          29,730,915       470,875      (252,849)          29,948,941
                                               ---------------   -----------   -----------      ---------------
Total                                          $    57,808,836   $   497,839   $  (332,567)     $    57,974,108
                                               ===============   ===========   ===========      ===============

                                                             Available for Sale December 31, 1996
                                               ------------------------------------------------------------------
                                                  Amortized       Unrealized     Unrealized           Fair
                                                     Cost         Gross Gain     Gross Loss          Value

U.S. Treasury Securities                       $    13,041,282   $    57,654            --      $    13,098,936
Securities of U.S. Government Agencies               7,997,968        13,664       (45,938)           7,965,694
Corporate Securities                                 1,006,960            --        (1,636)           1,005,324
Federal Home Loan Bank Stock                         1,715,800      (416,456)           --            1,715,800
Other Securities                                       216,822           143            --              216,965
Mortgage Backed-securities                          25,083,142       275,407      (416,456)          24,942,093
                                               ---------------   -----------   -----------      ---------------
Total                                          $    49,061,974   $   346,868   $  (464,030)     $    48,944,812
                                               ===============   ===========   ===========      ===============

         At December 31, 1996, the amortized cost of the Bank's securities available for sale maturing in one year or less was $5,034,501 with fair values of $5,031,116; maturing one through five years was $17,021,590, with fair values of $17,049,061; maturing five years through ten years was $770,039 with fair values of $785,491; after ten years was $26,235,844 with fair values of $26,079,144.

         Proceeds from the sale of securities available for sale during the year ended June 30, 1996 were $3,008,866. Gross gains of $275 and gross losses of $1,084 were realized on these sales. No securities were sold or purchased during the six-month period ending December 31,1995. Proceeds from the sale of securities available for sale for the six-month period ended December 31, 1996 were $3,002,109, gross gains of $574 were realized.

         Securities carried at approximately $21,445,795 at December 31,1996 were pledged to secure deposits.

         On December 31, 1995, the Bank reassessed the appropriateness of the classification of all securities held at that time and determined that certain securities considered to be held-to-maturity should be reclassified as available-for-sale in accordance with the one-time reassessment prescribed by the FASB Special Report. "A guide to the implementation of Standard 115 on Accounting for Certain Investments in Debt and Equity Securities." The amortized cost, fair value, unrealized gain and unrealized loss on the date of transfer, December 31, 1995, for the securities transferred, was as follows:

                                                  Amortized       Unrealized     Unrealized           Fair
                                                     Cost         Gross Gain     Gross Loss          Value
                                                     ----         ----------     ----------          -----
Mortgage-backed Securities                     $    29,730,915   $   470,875   $  (252,849)     $    29,948,941
                                               ===============   ===========   ===========      ===============

3.       LOANS RECEIVABLE

         Loans receivable, net, are summarized as follows:

                                                             June 30,           June 30,           December 31,
                                                               1995               1996                 1996
                                                               ----               ----                 ----
Real estate mortgage loans with variable rates          $     58,018,425    $    55,504,374    $     53,391,923
Real estate mortgage loans with fixed rates                   33,960,234         31,314,251          36,576,333
Real estate construction loans                                21,276,488         26,800,575          27,761,699
Commercial loans                                               6,511,466         10,020,992          12,019,364
Consumer Loans                                                 8,484,729          8,942,528           9,701,254
                                                        ----------------    ---------------    ----------------
                                                             128,251,342        132,582,720         139,450,573
Allowance for loan losses                                     (1,219,016)        (1,285,469)         (1,189,441)
Loans in process                                              (8,250,679)       (10,440,934)         (8,198,026)
Unearned interest income                                          (7,664)              (857)               (258)
Other unearned credits                                          (238,848)          (211,552)           (205,192)
                                                        ----------------    ---------------    OPdf----------------
                                                        $    118,535,135    $   120,643,908    $    129,857,656
                                                        ================    ===============    ================

         During fiscal years ended June 30,1995 and 1996 and the six-month period ended December 31, 1996, certain executive officers and directors of the Bank and its subsidiaries were loan customers of the Bank. Total loans outstanding to these persons were $386,797, $325,307 and $431,459 at June 30, 1995, June 30, 1996, and December 31, 1996, respectively. The change from June 30, 1995 to June 30, 1996 reflects payments amounting to $91,468 and advances of $29,978 made during the year. The change from June 30 1996 to December 31, 1996 reflects payments amounting to $32,563 and advances of $138,715 made during the six-month period. Additionally, at December 31, 1996, the Bank has an outstanding loan commitment to an affiliated company, the total commitment was $1,306,000 of which $417,500 was outstanding as December 31, 1996. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk.

         The Bank has a credit concentration in residential real estate mortgage loans. Approximately $104,400,000, $108,100,479 and $109,600,000 at June 30,
1995 and June 30, 1996 and at December 31, 1996, respectively, of the Bank's total loan portfolio were in first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson and Shelby Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions.

         A reconciliation of the allowance for losses on loans is as follows:

                                                                  For the Years                 For the Six Month Period Ended
                                                                 Ended June 30,                          December 31,
                                                        ----------------------------------     ---------------------------------
                                                              1995             1996                 1995             1996
                                                              ----             ----                 ----             ----
                                                                                                 (Unaudited)
Balance at beginning of period                          $   1,039,146     $   1,219,016        $   1,219,016    $   1,285,469
Provisions for losses                                         235,000           240,000              120,000          145,000
Less loan losses charged to allowance, net recoveries         (55,130)         (173,547)            (126,953)        (241,028)
                                                        -------------     -------------        -------------    -------------
Balance at end of period                                $   1,219,016     $   1,285,469        $   1,212,063    $   1,189,441
                                                        =============     =============        =============    =============

         The Bank was servicing participating interest in first mortgage loans for others totaling $102,281,630, $98,754,374 and $97,499,127 at June 30, 1995,
June 30 1996 and at December 31, 1996, respectively. As of December 31, 1996, the Bank was servicing $1,387,555 in mortgage loans sold with recourse.

         At December 31, 1996, the Bank had outstanding loan commitments of $17,288,639, including $8,198,026 in undisbursed construction loans in process; $6,903,518 in unused lines and letters of credit and credit cards; $2,067,095 in commitments to originate mortgage loans consisting primarily of 30-day commitments; $120,000 in commitments to originate commercial business loans. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established of $1,991,815 and adjustable-rate mortgages of $75,280, all having terms ranging from 15 to 30 years.

         The recorded investment in impaired loans at June 30, 1996 and December 31, 1996 was $963,509 and $664,189. There were no specific reserves on these loans at June 30, 1996 or December 31, 1996 because the loans were adequately collateralized. The average recorded investment in impaired loans during the year ended June 30, 1996 and six months ended December 31, 1996 was $277,246 and $815,247. Interest income on impaired loans was not material for either period.

4.       PREMISES AND EQUIPMENT

         Premises and equipment are summarized as follows:

                                                                June 30,           June 30,         December 31,
                                                                  1995               1996               1996
                                                                  ----               ----               ----
Land                                                        $       347,500    $       456,794    $       456,794
Buildings and leasehold improvements                              4,084,825          4,125,178          4,311,786
Furniture, fixtures and equipment                                 3,399,193          3,494,118          3,627,395
Construction In-Process                                                                200,885          1,096,239
Automobiles                                                          96,345             72,341             72,341
                                                            ---------------    ---------------    ---------------
                                                                  7,927,863          8,349,316          9,564,555
Less: Accumulated depreciation                                    3,693,906          4,135,367          4,387,565
                                                            ---------------    ---------------    ---------------
                                                            $     4,233,957    $     4,213,949    $     5,176,990
                                                            ===============    ===============    ===============

         The Bank had noncancelable operating leases for the main and branch office sites. Office building and equipment expenses for the fiscal years ended June 30, 1995 and 1996, and the six-month periods ended December 31, 1995 (unaudited) and 1996, respectively, include rental expense under these leases of $94,700, $96,170, $47,792 and $49,138 respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

                         At December 31, 1996            Amount
                         --------------------            ------
                                 1997                 $   77,308
                                 1998                     50,604
                                 1999                     50,604
                                 2000                     48,204
                                 2001                     45,804
                              Later Years                178,522
                                                      ----------
                                 Total                $  451,046
                                                      ==========

         The Bank has a lease agreement for the building in which the main office branch is located which generated income of $104,592 and $104,772 for the fiscal years ended June 30, 1995, and 1996 and $52,386 and $49,475 for the six-month periods ended December 31, 1995 (unaudited) and 1996, respectively. During 1995 the Bank entered into a lease for a building from a related party which formerly housed administrative offices. This lease generated income of $16,667, and $50,300 for the fiscal years ended June 30, 1995 and 1996, respectively, and $25,000 for both the six months periods ended December 31, 1995 (unaudited) and December 31, 1996, respectively. The lease for $50,000 per year expires December 31, 2001.

5.       REAL ESTATE OWNED

         Real estate owned is comprised solely of real estate acquired through foreclosure. There was no need for a valuation allowance account on real estate at December 31, 1996.

6.       DEPOSITS

         The weighted average rate payable on all deposits at June 30, 1995 and 1996 and at December 31, 1996 was 4.89%, 4.90% and 4,92%, respectively. Deposits at June 30, 1995 and 1996 and at December 31, 1996 and the related rates or range of interest rates payable for deposits outstanding at December 31, 1996 are summarized as follows:

                                                                 June 30,
                                                    ------------------------------------        December 31
                                                          1995               1996                  1996
                                                          ----               ----                  ----
Passbook accounts, 2.75%                            $     18,919,342   $    17,595,233       $    16,867,047
NOW accounts, 2.65%                                       10,768,839        10,888,537            11,255,663
Money market deposit accounts, 3.00%                       8,557,388         8,930,230             9,077,227
Noninterest-bearing accounts                               5,034,659         4,473,880             5,913,774
                                                    ----------------   ---------------       ---------------
                                                          43,280,228        41,887,880            43,113,711
Time deposits (Rates of 2.74 to 8.50%)
   Fixed rate certificates less than $100,000             84,891,960        89,287,716            93,210,912
   Fixed rate certificates greater than $100,000          32,564,980        33,384,566            36,761,621
                                                    ----------------   ---------------       ---------------
                                                         117,456,940       122,672,282           129,972,533
                                                    ----------------   ---------------       ---------------
Accrued Interest                                             474,752           674,293               320,857
                                                    ----------------   ---------------       ---------------
                                                    $    161,211,920   $   165,234,455       $   173,407,101
                                                    ================   ===============       ===============

         The amounts and scheduled maturities of time deposits at December 31, 1996 are as follows:

                           1997               $  91,703,462
                           1988                  23,189,805
                           1999                   9,522,979
                           2000                   3,372,425
                   2001 and thereafter            2,183,862
                                              -------------
                                              $ 129,972,533
                                              =============

         Interest expense on deposits are summarized as follows:


                                                         For the Year                    For the Six Months Period
                                                        Ended June 30,                      Ended December 31,
                                               ----------------------------------    ----------------------------------
                                                    1995              1996                1995              1996
                                                    ----              ----                ----              ----
                                                                                       (Unaudited)
Passbook                                       $     541,415    $      495,066       $      252,078   $     239,319
Now accounts                                         288,140           283,959              143,749         143,836
Money market deposit accounts                        281,577           283,543              133,944         171,799
Time deposits                                      5,439,294         6,931,092            3,474,798       3,601,797
                                               -------------    --------------       --------------   -------------
                                               $   6,550,426    $    7,993,660       $    4,004,569   $   4,156,751
                                               =============    ==============       ==============   =============

7.       BORROWED FUNDS

         Borrowed funds are summarized as follows:

                                                                          June 30,
                                                            -------------------------------------      December 31,
                                                                  1995               1996                  1996
                                                                  ----               ----                  ----
Short-term advances from the Federal Home Loan Bank
   of Atlanta $5,000,000 with interest rate 6.76%
   maturing July 17, 1995 and 10,000,000 with interest
   rate of 6.036 maturing February 17, 1996.                $     15,000,000                --                    --

Warrants payable, maturing March 1, 2013, with a
weighted-average interest rate of 5.73% at
   June 30, 1995 and 5.75% at June 30, 1996 and
   December 31, 1996.                                              3,850,000         3,750,000             3,750,000
                                                            ----------------   ---------------       ---------------
                                                            $     18,850,000   $     3,750,000       $     3,750,000
                                                            ================   ===============       ===============

         At December 31, 1996, the Bank had an approved credit availability of $20,000,000 at the Federal Home Loan Bank of Atlanta. At December 31, 1996, the Bank had no advances on this line of credit. The Bank periodically borrowed funds on a short term basis from the Federal Home Loan Bank of Atlanta. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta at June 30, 1995 and 1996 and at December 31, 1996 was $18,000,000, $15,100,000 and $3,000,000, respectively.

8.       INCOME TAX EXPENSE (BENEFIT)

         Income tax expense included in the consolidation statements of operations is comprised of the following:

                                                          Federal          State          Total
                                                          -------          -----          -----
Year ended June 30, 1995:
   Current                                            $     791,818    $     86,000   $    877,818
   Deferred                                                 (97,818)             --        (97,818)
                                                      -------------    ------------   ------------
                                                      $     694,000    $     86,000   $    780,000
                                                      =============    ============   ============

Year ended June 30, 1996:
   Current                                            $     836,474    $    110,000   $    946,474
   Deferred                                                  46,526              --         46,526
                                                      -------------    ------------   ------------
                                                      $     883,000    $    110,000   $    993,000
                                                      =============    ============   ============

Six Month Period ended December 31, 1995 (unaudited):
   Current                                            $     424,033    $     55,762        479,795
   Deferred                                                  23,585              --         23,585
                                                      -------------    ------------   ------------
                                                      $     447,618    $     55,762   $    503,380
                                                      =============    ============   ============
Six Month Period ended December 31, 1996:
   Current                                            $     104,340    $     12,865   $    117,205
   Deferred                                                   5,821             724          6,545
                                                      -------------    ------------   ------------
                                                      $     110,161    $     13,589   $    123,750
                                                      =============    ============   ============


         Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory rate of 34%, as follows:

                                                         For the Years              For the Six Month Period
                                                        Ended June 30,                 Ended December 31,
                                                  ----------------------------     ---------------------------
                                                      1995           1996              1995          1996
                                                      ----           ----              ----          ----
                                                                                   (Unaudited)
Tax expense at federal income tax rate            $   687,189    $   894,363       $   456,655    $   105,557
Increase (decrease) resulting from:
   Amortization of excess cost over net assets
     acquired                                          13,894         13,894             6,947          6,947
   Other, net, principally state and local taxes
     net of federal benefit                            78,917         84,743            39,778         11,246
                                                  -----------    -----------       -----------    -----------
                                                  $   780,000    $   993,000       $   503,380    $   123,750
                                                  ===========    ===========       ===========    ===========

Effective income tax rate                                  39%            38%               37%            40%
                                                  -----------    -----------               ---    -----------

         Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability relate to the following:


                                                     June 30,         June 30,       December 31,
                                                       1995             1996             1996
                                                       ----             ----             ----
Book loan loss reserve                                  463,226          488,478          459,429
Unrealized loss on securities available for sale         74,835          169,361           46,864
Termination of employee contracts                       153,000          117,908          106,812
Litigation settlement                                   121,912          111,076          118,465
Loan fees                                                85,699           53,741           49,802
                                                  -------------    -------------    -------------
Deferred tax assets                                     898,672          940,564          781,372
                                                  -------------    -------------    -------------

Premises and equipment, principally due to
   difference in depreciation                          (402,919)        (410,973)        (451,595)
Tax bad debt reserve                                   (238,653)        (263,905)        (219,920)
FHLB Stock dividends                                   (243,771)        (243,771)        (243,771)
Excess mortgage servicing                               (44,214)         (26,537)         (20,202)
Other, net                                             (185,115)        (163,378)        (142,926)
                                                  -------------     ------------    -------------
Deferred tax liability                               (1,114,672)      (1,108,564)      (1,078,414)
                                                  -------------     ------------    -------------
Net deferred tax liability                             (216,000)        (168,000)        (297,042)
                                                  =============    =============    =============

         Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter had been gradually reduced to 8%. On August 2, 1996, Congress passed the Small Business Job Protection Act that, among other things, repealed the tax bad reserve method for thrifts effective for taxable years that began after December 31, 1995. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserve over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. The Bank will recapture approximately $580,000, $220,000 tax effected, of its tax bad debt reserves at December 31, 1996 into taxable income over the five remaining years as a result of this law. The recapture did have not have any effect on the Bank's net income because the related tax expense had already been accrued.

         Because of such repeal, thrifts such as the Bank may only use the same tax bad debt reserve that is allowed for commercial banks. Accordingly, a thrift with assets of $ 500 million or less may only add to its bad debt reserve based upon its moving six-year average experience of actual loan losses (i.e., the experience method).

         The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchases, redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a commercial bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter, see subsequent events footnote, or was acquired by a commercial bank.

9.       COMPENSATION AND BENEFITS

         The bank has a noncontributory profit plan and a contributory 401(k) plan. The Bank's contributions to these plans were approximately $30,000 for each year ended June 1995 and 1996. There were no contributions during the six-month period ended December 31, 1995 and 1996.

         Pinnacle Bank has currently entered into an employment agreement with a key officer. Under the terms of this agreement, the officer will receive annual compensation in an amount fixed by the contract, and may receive annual bonuses at the discretion of the Board of Directors. The agreement provides for severance payments in the event employment is terminated following a change in control. These payments would be equal to the total amount of 2.99 times the average annual compensation paid to this officer during the five years immediately prior to a change in control. These sums would be paid promptly after any change in control which is defined In the agreements, among other things, as anytime during the period of employment when change of control is deemed to have occurred under regulations of the Office of Thrift Supervision.

10.      STOCKHOLDERS' EQUITY

         At the time of conversion from a mutual to a capital stock saving bank, the Bank established a liquidation account equal to its total retained earnings of $6,080,532 at the date of conversion. The total amount of the liquidation account is decreased in an amount proportionately corresponding to decreases in savings deposit account balances of account holders that were eligible to participate in this liquidation account as of the date of conversion of the Bank. No dividends may be paid to stockholders if such dividends would reduce the net worth below the amount required by the special account.

         The Bank is required under regulatory capital regulations to meet separate minimum capital requirements: (1) a tangible capital requirement equal to 1.5% of adjusted total assets; (2) a leverage capital, or core capital, requirement of 3% of adjusted total assets, though it is anticipated that most banks will be expected to maintain capital of an additional 100 to 200 basis points; (3) a risk-based or total capital requirement equal to 8% of risk-weighted assets. Assets and off balance sheet commitments are assigned a credit-risk weighting based upon their relative ranging from 0 percent for assets backed by the full faith and credit of the United States Government or that pose no credit risk to the Bank, to 100% for assets such as delinquent or repossessed assets. The Bank's risk-weighted assets were $117.6 million compared to total assets of $195.5 million at December 31, 1996. At June 30, 1995, June 30, 1996 and December 31,1996 the Bank exceeded all current minimum capital requirements.

         In December 1992, the capital standards under the Federal Deposit Insurance Corporation Improvement Act (FDICIA) became effective. These regulations established capital standards in five categories ranging from "critically undercapitalized" to "well capitalized" and defined "well capitalized" as at least 5% for core (leverage) capital and at least 10% for risk-based capital. Institutions with a core capital less than 40% or risk-based capital less than 8% are considered "undercapitalized" and subject to increasingly stringent prompt corrective action measures. At June 30, 1995, June 30, 1996 and December 31,1996, the Bank met the definition of a "well capitalized" institution.

         The following is a reconciliation of the Bank's consolidated stockholders equity to the Bank's consolidated tangible, core, and risk-based available to meet regulatory requirements:

                                                                                              To be Well Capitalized
                                                                                             Under Prompt Corrective
                                                                       For Capital              Action Provisions
                                              Actual                Adequacy Purposes           -----------------
                                        Amount       Ratio         Amount         Ratio        Amount         Ratio
                                        ------       -----         ------         -----        ------         -----
                                                               (Dollar amounts in thousands)
As of June 30, 1995
   Total Capital
     (to Risk Weighted Assets)       $    15,053       13.8%       >$8,707         > 8.0%     > $10,884      >10.0%
   Tier l Capital                                                  -               -          -              -
     (to Risk Weighted Assets)       $    13,834       12.7%       >$4,354         > 4.0%     > $ 6,530      > 6.0%
   Tier I Capital                                                  -               -          -              -
     (to Average Assets)             $    13,834        7.1%       >$7,827         > 4.0%     > $ 9,784      > 5.0%
                                                                   -               -          -              -

As of June 30, 1996
   Total Capital
     (to Risk Weighted Assets)       $    16,121       14.2%       >$9,113         > 8.0%     > $11,391      > 10.0%
   Tier I Capital                                                  -               -          -              -
     (to Risk Weighted Assets)       $    14,871       13.1%       >$4,557         > 4.0%     > $ 6,835      >  6.0%
   Tier I Capital                                                  -               -          -              -
     (to Average Assets)             $    14,871        8.0%       >$7,447         > 4.0%     > $ 9,309      >  5.0%
                                                                   -               -          -              -
As of December 31, 1996
   Total Capital
     (to Risk Weighted Assets)       $    15,778       13.5%       >$9,383         > 8.0%     > $11,728      > 10.0%
   Tier I Capital                                                  -               -          -              -
     (to Risk Weighted Assets)       $    14,483       12.3%       >$4,691         > 4.0%     > $ 7,037      >  6.0%
   Tier I Capital                                                  -               -          -              -
     (to Average Assets)             $    14,483        7.6%       >$7,659         > 4.0%     > $ 9,574      >  5.0%
                                                                   -               -          -              -


11.      FAIR VALUES OF FINANCIAL INSTRUMENTS

         SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments. Or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Bank has a variety of financial instruments which include items recorded on the consolidated statement of financial condition and items which, by their nature, are not recorded on the consolidated statement of financial condition.

         Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Bank.

         This summarizes the Bank's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107:

                                       At June 30, 1995            At June 30, 1996          At December 31, 1996
                                       ----------------            ----------------          --------------------
                                    Carrying      Estimated     Carrying     Estimated      Carrying     Estimated
                                     Amount      Fair Value      Amount      Fair Value      Amount      Fair Value
                                     -------     ----------      ------      ----------      ------      ----------
                                                                    (In thousands)
ASSETS:
Cash on hand and in Banks         $     3,613    $     3,613  $     2,274   $     2,274   $    2,879    $     2,879
interest-bearing Deposits               5,536          5,536        2,824         2,824        3,869          3,869
Securities                             60,087         60,099       53,671        53,671       48,945         48,945
Loans receivable, net                 118,535        122,855      120,644       120,228      129,858        129,448
Loan held for sale                      2,091          2,091          326           326        1,429          1,429
Excess mortgage servicing                 123            152           74           116           53             94

LIABILITIES:
Deposits                              161,212        162,156      165,234       165,642      173,407        173,983
Other borrowed funds                   18,850         17,020        3,750         2,823        3,750          2,823


         The following methods and assumptions were used by the Bank is estimating the fair values provided above:

         Cash on Hand and In Banks and Interest-Bearing Deposits. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values.

         Securities, and Loans Held for Sale. Substantially all of the Bank's securities and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

         Loans Receivable, Net. For Loans with rates that are repriced in coordination with movements in market rates and with no significant change no credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair values.

         Excess Mortgage Servicing.   Fair value of excess mortgage servicing
is based on a discounted cash flow analysis, based on market interest rates.

         Deposits. The fair value of deposits with no stated maturity, such as interest and Noninterest-bearing deposits, NOW accounts, savings accounts and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carryings amounts). Fair values for certificates of deposit are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

         The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Bank is considered to be a separate intangible asset and is excluded from the presentation.

         Other Borrowed Funds. The fair value of other borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on other borrowed funds approximates its fair value.

         Off-Balance Sheet Items. The Bank's off-balance sheet instruments consist of commitments to extend credit, primarily one-to-four-family mortgages; unfunded commitments of credit, primarily unfunded construction loans; and standby letters of credit. The carrying amount of unamortized fees related to these items is not material, and the estimated fair value of these unamortized fees approximates the carrying value.

12.      CONTINGENCIES

         Litigation. On October 27, 1993, a suit was initiated in the Circuit Court for Walker County, Alabama, by one customer who alleged that the Bank improperly charged his account for insufficient funds. The plaintiff also alleged that he represented a class composed of both current and past customers of the Bank. The Bank has denied the material allegations of the plaintiff's complaint. There has been no substantive change in the status of this lawsuit since June 30, 1995. In addition to the litigation noted above, the Bank is from time to time subject to routine litigations incidental to its business. Such litigation may include alleged compensatory and punitive damages. In recent years in the State of Alabama, many complaints have been filed which challenge fees charged and customer obligations associated with traditional bank services. Additionally, punitive damage awards have been sought in amounts that bear little or no relation to actual damages. In some of these cases, juries have awarded large punitive awards to the plaintiffs.

         Although it is not possible to determine with any certainty at this point in time the potential exposure related to damages in connection with any pending or threatened litigation against the Bank, it is the opinion of management, based upon consultation with legal counsel, that the ultimate resolutions of all pending litigation against the Bank will not have a materially adverse effect on the Bank's financial position or result of operations.

         FDIC Assessment. The deposits of the Bank are currently insured by the Savings Association Insurance Fund ( "SAIF" ). Both the SAIF and the Bank Insurance Fund ( "BIF" ), the federal deposit insurance fund that covers the deposits of state and national banks and certain savings banks, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF has achieved the required reserve rate, and as discussed below, during the past year the FDIC assessed SAIF-insured institutions to achieve their required rate.

         Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors met October 8, 1996 and approved a rule that established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. The legislation provides that all SAIF member institutions pay a special one time assessment to recapitalize the SAIF, which in the aggregate is sufficient to bring the reserve ratio in SAIF to 1.25% of insured deposits. It is anticipated that after recapitalization of the SAIF, premiums paid by SAIF-insured institutions will be reduced. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

         Based upon its level of SAIF deposits as of March 31, 1995, the Bank paid and expensed $1,011,000 in the six months period ended December 31, 1996.

13.      SUBSEQUENT EVENTS

         On January 29, 1997, the Bank held a special meeting of stockholders whereby the stockholders approved an Agreement and Plan of Reorganization and Conversion dated October 9, 1996. Pursuant to such Agreement, on January 31, 1997, the Bank converted from a federal stock savings bank to an Alabama-chartered commercial bank and the corporate structure of the Bank was reorganized into the holding company form of ownership. The Bank became a subsidiary of the newly formed bank holding company, Pinnacle Bancshares, Inc.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors
Pinnacle Bank:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bank (a Federally chartered savings bank) and subsidiaries as of December 31, 1996, and June 30, 1996 and 1995 the related consolidated statements of operations, stockholders' equity and cash flows for the six month period ended December 31, 1996 and the years ended June 30, 1996 and 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Pinnacle Bank and subsidiaries as of December 31, 1996 and June 30, 1996 and 1995 and the results of their operations and their cash flows for the six month period ended December 31, 1996 and the years ended June 30, 1996 and 1995 in conformity with generally accepted accounting principles.


                                                /s/ Arthur Andersen LLP
                                                -----------------------
                                                Arthur Andersen LLP

Birmingham, Alabama
January 24, 1997

SELECTED QUARTERLY INFORMATION (UNAUDITED)

         A summary of unaudited results of operations for each quarter of the years ended June 30, 1995, and 1996 and for the periods ended December 31,1995 and December 31, 1996 follows:

                                            September 30,      December 31,         March 31,          June 30,
                                               Quarter            Quarter            Quarter            Quarter
                                               -------            -------            -------            -------
Year Ended June 30,1995:
Interest revenue                          $     2,978,529    $    3,187,160     $    3,370,425     $     3,571,887
Net interest income after provisions
   for losses on loans                          1,285,759         1,345,397          1,367,054           1,333,961
Noninterest income                                255,442           248,328            224,758             283,775
Noninterest expense                             1,090,043         1,072,658          1,067,840           1,092,789
Net earnings                              $       275,423    $      319,902     $      321,847     $       323,972
Earnings per share                        $           .31    $          .36     $          .36     $           .36

Year Ended June 30,1996:
interest revenue                          $     3,696,362    $    3,715,471     $    3,652,709     $     3,585,256
Net interest income after provisions
   for losses on loans                          1,427,357         1,440,934          1,455,779           1,487,116
Noninterest income                                299,759           294,474            352,183             328,539
Noninterest expense                             1,057,224         1,062,197          1,226,337           1,109,904
Net earnings                              $       418,691    $      421,033     $      360,321     $       437,434
Earnings per share                        $           .47    $          .47     $          .41     $           .49


Period Ending December 31, 1995
Interest revenue                          $     3,696,362    $    3,715,471
Net interest income after provision
   for losses on loans                          1,427,357         1,440,934
Noninterest income                                299,759           294,474
Noninterest expense                             1,057,224         1,062,197
Net earnings                              $       418,691    $      421,033
Earnings per share                        $           .47    $          .47

Period Ended December 31, 1996
Interest revenue                          $     3,669,098    $    3,772,796
Net interest income after provision
   for losses on loans                    $     1,493,153         1,536,249
Noninterest income                                319,171           334,997
Noninterest expense                             2,213,329         1,159,778
Net earnings                              $      (258,570)          445,283
Earnings per share                                   (.29)              .50