Form 10KSB40, Exhibit 13
period 1997-12-31
PINNACLE BANCSHARES INC
filed 1998-03-31
CIK 1022243

                                                                      EXHIBIT 13
                          BALANCE SHEET AND OTHER DATA


                                                         AT DECEMBER 31,
                                                    ------------------------
                                                      1996            1997
                                                    --------        --------
                                                     (Dollars in Thousands)
TOTAL AMOUNT OF:
    Assets                                          $195,502        $201,949
    Loans, net                                       129,858         137,676
    Interest-bearing deposits in other banks           3,869           4,873
    Securities                                        48,945          44,423
    Loans held for sale                                1,429           1,857
    Deposits                                         173,407         179,377
    Borrowed funds                                     3,750           3,640
    Stockholders' equity                              15,285          16,781
NUMBER OF:
    Real estate loans outstanding                      4,131           3,994
    Savings accounts                                  20,708          16,365
    Full-service offices open                              5               5


                          STATEMENT OF OPERATIONS DATA

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                         -------------------------------------
                                                                           1995           1996           1997
                                                                         -------        -------        -------
                                                                                     (In Thousands)
INTEREST INCOME                                                          $14,354        $14,680        $15,858

INTEREST EXPENSE                                                           8,544          8,443          8,903
                                                                         -------        -------        -------
         Net interest income before provision for losses on loans          5,810          6,237          6,955

PROVISION FOR LOAN LOSSES                                                    240            265            400
                                                                         -------        -------        -------
         Net interest income after provision for losses on loans           5,570          5,972          6,555

NONINTEREST INCOME                                                         1,102          1,334          1,359

NONINTEREST EXPENSE                                                        4,280          5,709          4,663

INCOME TAX EXPENSE                                                           906            613          1,188
                                                                         -------        -------        -------
         Net earnings                                                    $ 1,486        $   984        $ 2,063
                                                                         =======        =======        =======

                                   OTHER DATA

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                1995           1996           1997
                                                                                ----           ----           ----
Interest rate spread                                                             2.8%           3.1%           3.5%
Yield on average interest earning assets                                         7.7            8.0            8.4
Return on assets (net earnings divided by average total assets)                  0.8            0.5            1.0
Return on equity (net earnings dividend by average equity)                      10.2            6.5           12.7
Equity-to-asset ratio (average equity divided by total average assets)           7.8            8.0            8.1
Dividend payout ratio (dividends declared per share divided
    by net earnings per share)                                                  43.4           65.5           34.5

                          YIELDS EARNED AND RATES PAID



The following table sets forth, for the period and the dates indicate, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on interest-bearing liabilities, together with the net-yield on interest earning assets.

                                                                                            AT
                                                     FOR THE YEARS ENDED                DECEMBER 31,
                                              ----------------------------------        ------------
                                              1995           1996           1997           1997
                                              ----           ----           ----           ----
Weighted average yield on loans                8.5%           8.7%           9.1%           8.9%

Weighted average yield on securities
    available for sale                         6.3            6.4            6.5            6.5

Weighted average yield on all
    interest earning assets                    7.7            8.0            8.4            8.5

Weighted average rate paid on
    deposits                                   4.8            4.9            4.9            4.9

Weighted average rate paid on
    borrowed funds                             6.1            5.8            5.7            5.8

Weighted average rate paid on all
    interest bearing liabilities               4.9            4.9            4.9            4.9

Interest rate spread (spread between
    weighted average rate on all
    interest bearing assets and all
    interest bearing liabilities)              2.8            3.1            3.5            3.6

Net yield (net interest income as
    percentage of interest-earning
    assets)                                    3.1            3.4            3.7

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



CONVERSION AND REORGANIZATION

On January 29, 1997, the stockholders of Pinnacle Bank (the "Bank") approved both the conversion of the Bank from a federal stock savings bank to an Alabama-chartered commercial bank and the reorganization of the converted Bank into the holding company form of ownership by approving an Agreement and Plan of Conversion and Reorganization, pursuant to which the converted Bank became a wholly-owned commercial bank subsidiary of Pinnacle Bancshares, Inc., a Delaware corporation (the "Company"), and each outstanding share of common stock of the Bank was converted into one share of the common stock of the Company. The fiscal year of the Company and the converted Bank now end on December 31 of each year, and the accompanying financial data from prior years has been restated to reflect the fiscal year-end change. See Note 1 of Notes to Consolidated Financial Statements.

GENERAL

The Company generates revenue primarily from net interest margin derived by soliciting deposits and borrowings which are used to fund the Company's loan portfolio, mortgage-backed securities, and investment securities. The Company also derives revenue from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending and retail consumer lending. To enhance growth and achieve greater portfolio diversification as well as to provide improved interest rate spread, the Company's strategy has expanded to include active participation in commercial real estate and other commercial lending activities in its primary market area of Walker, Winston, Jefferson, and Shelby Counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. The Company currently intends to establish a new branch in the Birmingham market in 1998 and to further expand in metropolitan areas in Alabama as appropriate opportunities become available.

The Company sells most fixed-rate mortgage loans with maturities greater than 10 years to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Corporation ("FNMA") and other investors as whole-loan sales with loan servicing either retained by the Company or sold to third parties. This strategy produces service fee income which is recurring noninterest income and is an integral part of the Company's asset liability management described below.

During the fiscal year ended December 31, 1995, the Company sold approximately $1.0 million in U.S. Treasury Securities and approximately $1.0 million in Corporate Securities. Also during the fiscal year ended December 31, 1995, the Company used loan repayments and the proceeds from sale of securities to decrease its borrowings from the Federal Home Loan Bank ("FHLB") of Atlanta by approximately $8.0 million.

During fiscal year ended December 31, 1996, the Company purchased approximately $5.0 million in Agency securities and approximately $15.0 million in U.S. Treasury securities. The Company sold $1.0 million in U.S. Agencies and approximately $6.0 million in U.S. Treasury securities. Also during the fiscal year ended December 31, 1996, the Company repaid approximately $10.0 million in advances from the FHLB of Atlanta.

ASSET LIABILITY MANAGEMENT

The Securities and Exchange Commission issued final rules in January 1997 governing disclosure requirements for financial instruments, including derivatives. The final rules require a detailed description of the accounting policies used for derivatives (see Note 1 of Notes to the Consolidated Financial Statements), as well as qualitative and quantitative disclosures regarding market risk exposures.

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its balance sheet.

Interest rate risk management is administered through the Company's Asset/Liability Committee. This committee reviews interest rate risk, liquidity, capital positions, and discretionary on- and off-balance sheet activity including interest rate swap agreements. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of $1.8 million. This hypothetical loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

RESULTS OF OPERATIONS

GENERAL. The Company's net earnings are derived from net interest income, which is the difference between interest income on loans and securities and interest expense on deposits and borrowings. In addition, net earnings are affected by the gain and loss on the sale of loans and securities, loan servicing income, subsidiary earnings, operating expenses, and income taxes. Although changes in interest rates necessarily lead to changes in net interest margins, the level and direction of overall interest rates have had a minimal impact on the Company's operations to date.

NET EARNINGS. The Company reported net earnings of approximately $1.5 million, $1.0 million, and $2.1 million for fiscal years ended December 31, 1995, December 31, 1996, and December 31, 1997, respectively. The decrease from the year ended December 31, 1995 to the year ended December 31, 1996 was due primarily to the one time special Savings Association Insurance Fund ("SAIF") assessment of approximately $1.0 million. Without the special assessment the Company would have reported net income of approximately $1.7 million. The increase from the fiscal year ended December 1996 to the fiscal year ended December 1997 was due primarily to an increase in the net interest margin and the SAIF assessment in 1996.

INTEREST REVENUE. Interest on loans and securities increased approximately $400,000 from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996. Interest income on loans and securities increased approximately $1.1 million from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. The increase from fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996 was due to an increase in the average yield on mortgage loans from approximately 8.5% to 8.7% compounded by an increase in the average loans balance outstanding of approximately $4.0 million and was offset by a decrease in the average security balance outstanding of approximately $6.0 million. The increase from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997 was due primarily to an increase in the average yield on mortgage loans from approximately 8.7% to 9.1%, compounded by an increase in the average balance of loans and securities outstanding of approximately $3.7 million.

Other interest decreased approximately $38,000 from the fiscal year ended December 31, 1995 to fiscal year ended December 31, 1996. Other interest increased approximately $100,000 from fiscal year ended December 31, 1996 to fiscal year ended December 31, 1997. The decrease from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996 was due primarily to a decrease in the average balance of interest-bearing deposits in other banks outstanding of approximately $400,000. The increase from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997 was due to an increase in the average balance of interest-bearing deposits in other banks of approximately $2.1 million.

INTEREST EXPENSE. Interest expense on deposits increased approximately $600,000 from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996. Interest expense on deposits increased approximately $550,000 from fiscal year ended December 31, 1996 to fiscal year ended December 31, 1997. The increase from fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996 was due primarily to an increase in the average balance outstanding of approximately $7.0 million and was offset due to an increase in the average yield on interest-bearing deposits from 4.8% to 4.9%. The increase from fiscal year ended December 31, 1997 to fiscal year ended December 31, 1997 was due primarily to an increase in the average balance outstanding of approximately $11.0 million.

Interest expense on borrowed funds decreased approximately $700,000 from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996. Interest expense on borrowed funds decreased approximately $90,000 from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. The decrease from fiscal year ended December 31, 1995 to fiscal year ended December 31, 1996 was due primarily to a decrease in the average balance of borrowed funds of approximately $12.0 million, and was compounded by a decrease in the average yield from 6.3% to

5.8%. The decrease from fiscal year ended December 31, 1996 to fiscal year ended December 31, 1997 was due primarily to a decrease in the average balance of borrowed funds of approximately $1.5 million.

PROVISIONS FOR LOSSES ON LOANS. Provisions for loan losses are based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate. The provisions for losses on loans were $240,000, $265,000, and $400,000 for the fiscal years ended December 31, 1995, 1996, and 1997, respectively. These increases were due primarily in response to overall loan portfolio growth and a shift from principally single-family mortgage lending to a greater emphasis on commercial, construction, and consumer lending which entail greater credit risk and have contributed to increased charge-offs incurred by the Company.

The Company maintains an allowance for loan losses based on management's review and classification of the loan portfolio and analyses of borrowers' ability to pay, historical charge-off experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current and prospective economic conditions, status of nonperforming loans and regulatory reviews. In establishing the allowance for loan losses, management recognizes that a substantial portion of the Company's loans, including nonperforming loans, are secured by mortgages on residential real estate. Total nonperforming loans, which includes loans on nonaccrual status and loans 120 days past due were approximately $2.0 million at each of December 31, 1996 and 1997.

NONINTEREST INCOME Noninterest income, which includes fees and charges on deposit accounts and existing loans, service fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased approximately $232,000 from fiscal year ended December 31, 1995 to fiscal year ended December 31, 1996. Non-interest income increased approximately $25,000 from fiscal year ended December 31, 1996 to fiscal year ended December 31, 1997. The increase from fiscal year ended December 31, 1995 to fiscal year ended December 31, 1996 was due primarily to an increase in fees and service charges on deposit account, fees, and charges on loans and net gain on sale of loans. The increase from fiscal year ended December 31, 1996 to fiscal year ended December 31, 1997 was due primarily to an increase on the gain on sale of mortgage loans, an increase in fees and service charges on deposit accounts. This was offset by a decrease in service fees income and fees and charges on loans and real estate operations, net.

NONINTEREST EXPENSE. Noninterest expense increased approximately $1.4 million from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996. Noninterest expense decrease approximately $1.0 million from fiscal year ended December 31, 1996 to fiscal year ended December 31, 1997. The increase from fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996 was due primarily to an increase in Federal Deposit Insurance Corporation ("FDIC") premiums. This increase was a result of the one-time Savings Association Insurance Fund ("SAIF") special assessment of approximately $1.0 million as well as slight increases in other noninterest expense as was offset a decrease in accrued legal expense. The decrease in noninterest expense from the fiscal year ended December 31, 1996 to the December 31, 1997 was due primarily to a decrease in FDIC insurance premiums.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 11 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity of sales of other earning assets including investment securities and mortgage loans. The entire investment portfolio at December 31, 1997 was classified as available for sale, with a market value of $44.4 million. See Note 2 of Notes to Consolidated Financial Statements. At December 31, 1997, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and short-term investments totaled approximately $52.5 million.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB of Atlanta and other sources. At December 31, 1997, the Bank had an approved credit availability of $29.0 million at the FHLB of Atlanta and no advances outstanding.

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

CAPITAL RESOURCES. The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 1997 was approximately $16.8 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the FDIC require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 1997, each of the Company and the

Bank satisfied its minimum regulatory capital requirement and was "well-capitalized" within the meaning of federal regulatory requirements.

SAIF RECAPITALIZATION

The FDIC Board of Directors approved a rule that established the special assessment necessary to recapitalize the SAIF as of March 31, 1995. The legislation provided that all SAIF member institutions pay a special one time assessment to recapitalize SAIF, which in the aggregate was sufficient to bring the reserve ratio in SAIF to 1.25% of insured deposits. Based upon its level of SAIF deposits as of March 31, 1995, the Bank's special assessment paid and expensed during the year ended December 31, 1996 was $1,011,000.

YEAR 2000 RISK ASSESSMENT AND ACTION PLAN

The Company is aware of the current concerns throughout the business community of reliance upon computer software that does not properly recognize the year 2000 in date formats, often referred to as the "Year 2000 Problem." The Year 2000 Problem is the result of software being written using two digits rather than four digits to define the applicable year (i.e., "98" rather than "1998"). A failure by a business to properly identify and correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruptions of operations, including among other things, a temporary inability to process transactions, or otherwise engage in routine business transactions on a day-to-day basis.

Operations of the Company depend upon the successful operation on a daily basis of its computer software programs. The Company relies upon software purchased from third-party vendors rather than internally generated software. In its analysis of the software, and based upon its ongoing discussions with these vendors, a plan of action has been put in place by the Company to minimize its risk exposure to the Year 2000 Problem.

As part of the plan, an oversight management committee has been set up to monitor vendor compliance, and identify systems and equipment crucial to the Company's operation. These systems are being tested to assure they will be able to handle the Year 2000 event, thus minimizing risk to the Company.


                      MARKET PRICE AND DIVIDEND INFORMATION


The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31,1997, the Company had 434 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated. The data has been restated to reflect the Company's stock split in the fourth quarter of 1997.


                                                                         PRICE RANGE
                                                                         COMMON STOCK
                                                                   -----------------------
                                                                    HIGH             LOW
                                                                   -------        --------
        FISCAL YEAR ENDED DECEMBER 31, 1996:
            First quarter                                          $ 9-1/8        $ 8-7/8
            Second quarter                                           8-2/8          7-7/8
            Third quarter                                            9-1/8          8-7/8
            Fourth quarter                                           8-2/8          7-7/8

        FISCAL YEAR ENDED DECEMBER 31, 1997:
            First quarter                                          $11-1/8        $10-3/4
            Second quarter                                          11-7/8         10-5/8
            Third Quarter                                           16-5/8         13
            Fourth Quarter                                          18-3/4         16-7/16


Dividends of $.36 ($.09 in each of the four quarters) were declared and paid during fiscal year 1996. Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during fiscal year 1997. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Company in any calendar year exceeds the Company's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To Pinnacle Bancshares, Inc.:


We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. (a Delaware corporation) and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Pinnacle Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                             ARTHUR ANDERSEN LLP



Birmingham, Alabama
February 6, 1998

                            PINNACLE BANCSHARES, INC.


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1996 AND 1997



                                                                          1996               1997
                                                                      ------------       ------------
ASSETS:
    Cash on hand and in banks                                         $  2,879,396       $  2,747,482
    Interest-bearing deposits in other banks                             3,868,664          4,873,353
    Securities available for sale                                       48,944,812         44,423,262
    Accrued interest on securities and deposits                            561,326            491,104
    Loans receivable, net                                              129,857,656        137,676,037
    Loans held for sale (fair values $1,428,742 and $1,857,042
       at December 31, 1996 and 1997, respectively)                      1,428,742          1,857,042
    Other real estate owned                                              1,010,340          2,140,003
    Premises and equipment, net                                          5,176,990          5,785,279
    Prepaid and other assets                                               251,678            388,578
    Accrued interest on loans                                              958,803          1,079,219
    Mortgage servicing                                                      53,154             17,718
    Excess cost over net assets acquired                                   510,815            469,951
                                                                      ------------       ------------
              Total assets                                            $195,502,376       $201,949,028
                                                                      ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
    Deposits                                                          $173,407,101       $179,377,212
    Borrowed funds                                                       3,750,000          3,640,000
    Official checks outstanding                                          1,675,929            836,383
    Advance payments by borrowers for taxes and insurance                  144,587            104,812
    Deferred taxes                                                         297,042            338,024
    Other liabilities                                                      943,017            871,469
                                                                      ------------       ------------
                                                                       180,217,676        185,167,900
                                                                      ------------       ------------
STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share, no shares issued,
       100,000 authorized                                                        0                  0
    Common stock, par $.01 per share, 1,864,000 and 1,786,586
       outstanding, 4,800,000 and 20,000,000 authorized                     18,640             17,865
    Additional paid-in capital                                           8,366,717          8,083,332
    Treasury stock, at cost 84,352 shares at December 31, 1996            (345,317)                 0
    Retained earnings                                                    7,315,182          8,665,499
    Unrealized gain (loss) on securities for sale, net                     (70,522)            14,432
                                                                      ------------       ------------
                                                                        15,284,700         16,781,128
                                                                      ------------       ------------
              Total liabilities and stockholders' equity              $195,502,376       $201,949,028
                                                                      ============       ============


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                        DECEMBER 31, 1995, 1996, AND 1997



                                                              1995              1996              1997
                                                          -----------       -----------       -----------
INTEREST REVENUES:
    Interest on loans                                     $10,364,505       $11,058,030       $12,546,254
    Interest and dividends on securities                    3,730,700         3,400,564         2,991,456
    Other interest                                            258,900           221,265           319,952
                                                          -----------       -----------       -----------
                                                           14,354,105        14,679,859        15,857,662

INTEREST EXPENSE:
    Interest on deposits                                    7,537,532         8,145,842         8,695,821
    Interest on borrowed funds                              1,007,307           296,720           207,317
                                                          -----------       -----------       -----------
                                                            8,544,839         8,442,562         8,903,138
                                                          -----------       -----------       -----------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES        5,809,266         6,237,297         6,954,524

PROVISION FOR LOAN LOSSES                                     240,000           265,000           400,000
                                                          -----------       -----------       -----------
NET INTEREST INCOME AFTER PROVISION
    FOR LOSSES ON LOANS                                     5,569,266         5,972,297         6,554,524

NONINTEREST INCOME:
    Fees and service charges on deposit accounts              292,695           385,775           407,042
    Service fee income on loans sold                          263,460           260,148           236,590
    Fees and charges on loans                                 221,722           270,731           233,901
    Real estate operations, net                               141,788           149,763           110,256
    Net gain (loss) on sale of:
       Loans held for sale                                    200,407           255,718           359,575
       Fixed assets                                                 0               275                 0
       Real estate owned                                      (19,383)           11,911             7,975
       Securities available for sale                              607              (234)            1,276
    Other income                                                1,508               803             3,227
                                                          -----------       -----------       -----------
                                                            1,102,804         1,334,890         1,359,842
                                                          -----------       -----------       -----------
NONINTEREST EXPENSE;
    Compensation and benefits                               2,147,399         2,243,311         2,570,730
    Occupancy                                                 971,693         1,024,807         1,015,553
    FDIC insurance premiums                                   351,519         1,472,231            90,126
    Marketing and professional                                147,627           241,838           182,938
    Legal                                                      42,000            41,967            42,064
    Other                                                     619,810           685,194           761,876
                                                          -----------       -----------       -----------
                                                            4,280,048         5,709,348         4,663,287
                                                          -----------       -----------       -----------
EARNINGS BEFORE INCOME TAX                                  2,392,022         1,597,839         3,251,079

INCOME TAX EXPENSE                                            906,480           613,370         1,188,210
                                                          -----------       -----------       -----------
NET INCOME                                                $ 1,485,542       $   984,469       $ 2,062,869
                                                          ===========       ===========       ===========

BASIC EARNINGS PER SHARE                                  $      0.83       $      0.55       $      1.16
DILUTED EARNINGS PER SHARE                                $      0.83       $      0.55       $      1.15
CASH DIVIDENDS PER SHARE                                  $      0.36       $      0.36       $      0.40
WEIGHTED AVERAGE SHARES OUTSTANDING                         1,779,648         1,779,648         1,780,675
                                                          ===========       ===========       ===========



          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997





                                                                     Common Stock         Additional
                                                                ---------------------      Paid-in        Retained
                                                                 Shares       Amount       Capital        Earnings
                                                                ---------     -------     ----------     ----------
BALANCE, DECEMBER 31, 1994                                      1,864,000     $18,640     $8,366,717     $6,126,519

    Net earnings for the year ended December 31, 1995                                                     1,485,542
    Cash dividends ($.36 per share)                                                                        (639,674)
    Change in unrealized gain (loss) on securities available
       for sale, net                                                    0           0              0              0
                                                                ---------     -------     ----------     ----------
BALANCE, DECEMBER 31, 1995                                      1,864,000      18,640      8,366,717      6,972,387

    Net earnings for the year ended December 31, 1996                   0           0              0        984,469
    Cash dividends ($.36 per share)                                     0           0              0       (641,674)
    Change in unrealized gain (loss) on securities available
       for sale, net                                                    0           0              0              0
                                                                ---------     -------     ----------     ----------
BALANCE, DECEMBER 31, 1996                                      1,864,000      18,640      8,366,717      7,315,182

    Net earnings for the period ended December 31, 1997                 0           0              0      2,062,869
    Cash dividends ($.40 per share)                                     0           0              0       (712,552)
    Change in unrealized gain (loss) on securities available
       for sale, net                                                    0           0              0              0
    Exercise of stock options                                       6,940          69         61,088              0
    Retirement of treasury stock upon formation of
       Holding Company                                            (84,354)       (844)      (344,473)             0
                                                                ---------     -------     ----------     ----------
BALANCE, DECEMBER 31, 1997                                      1,786,586     $17,865     $8,083,332     $8,665,499
                                                                =========     =======     ==========     ==========



                                                                             Unrealized
                                                                             Gain (Loss)
                                                                            on Securities       Total
                                                                Treasury      Available     Stockholders'
                                                                  Stock     for Sale, Net      Equity
                                                                ---------   -------------   -------------
BALANCE, DECEMBER 31, 1994                                      $(345,317)    $(717,896)     $13,448,663

    Net earnings for the year ended December 31, 1995                   0             0        1,485,542
    Cash dividends ($.36 per share)                                     0             0         (639,674)
    Change in unrealized gain (loss) on securities available
       for sale, net                                                    0       833,785          833,785
                                                                ---------     ---------      -----------
BALANCE, DECEMBER 31, 1995                                       (345,317)      115,889       15,128,316

    Net earnings for the year ended December 31, 1996                   0             0          984,469
    Cash dividends ($.36 per share)                                     0             0         (641,674)
    Change in unrealized gain (loss) on securities available
       for sale, net                                                    0      (186,411)        (186,411)
                                                                ---------     ---------      -----------
BALANCE, DECEMBER 31, 1996                                       (345,317)      (70,522)      15,284,700

    Net earnings for the period ended December 31, 1997                 0             0        2,062,869
    Cash dividends ($.40 per share)                                     0             0         (712,552)
    Change in unrealized gain (loss) on securities available
       for sale, net                                                    0        84,954           84,954
    Exercise of stock options                                           0             0           61,157
    Retirement of treasury stock upon formation of
       Holding Company                                            345,317             0                0
                                                                ---------     ---------      -----------
BALANCE, DECEMBER 31, 1997                                      $       0     $  14,432      $16,781,128
                                                                =========     =========      ===========



          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997



                                                                       1995               1996               1997
                                                                   ------------       ------------       ------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
    Net earnings                                                   $  1,485,543       $    984,469       $  2,062,869
    Adjustment to reconcile net earnings to net cash flows
       provided by operating activities:
       Depreciation                                                     470,349            503,165            437,453
       Provision for losses on loans                                    240,000            285,000            400,000
       Provision (benefits) for deferred taxes                           38,518             19,585            (13,098)
    Net (gain) loss on sale of:
       Loans held for sale                                             (200,407)          (255,718)          (359,575)
       Securities available for sale                                       (607)               234             (1,276)
       Real estate owned                                                 19,383            (11,911)            (7,975)
       Fixed assets                                                           0               (275)                 0
    Amortization, net                                                   123,922            (80,890)          (375,488)
    Proceeds from sale of loans                                      40,601,256         31,030,932         32,690,234
    Loans originated for sale                                       (42,577,130)       (33,068,003)       (32,745,301)
    Decrease (increase) in accrued interest receivable                 (338,728)            48,793            (50,194)
    Decrease (increase) in prepaid and other assets                     102,537           (134,675)          (136,900)
    Increase (decrease) in other liabilities                            524,628            254,912            (71,548)
                                                                   ------------       ------------       ------------
        Net cash provided by operating activities                       489,264           (424,382)         1,829,201
                                                                   ------------       ------------       ------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
    Principal collected on loans and securities                      71,731,736         75,190,309         87,426,406
    Loans originated for portfolio                                  (70,469,721)       (78,505,069)       (93,374,369)
    Loans purchased for portfolio                                    (5,204,298)        (1,796,692)                 0
    Net change in interest bearing deposits at other banks           (7,261,649)         3,280,302         (1,004,689)
    Purchase of securities available for sale                          (151,251)       (21,034,609)        (8,030,964)
    Proceeds from sale of securities                                 (3,900,000)        14,002,109          8,010,000
    Proceeds from maturing securities                                 8,135,830         10,966,612          1,194,724
    Purchase of premises and equipment                                 (130,934)        (1,709,831)        (1,045,742)
    Proceeds from sale of fixed assets                                  542,511             41,440                  0
    Proceeds from sale of real estate                                   894,736            819,736            534,124
                                                                   ------------       ------------       ------------
        Net cash provided by (used in) investing activities          (5,813,040)         1,254,307         (6,290,510)
                                                                   ------------       ------------       ------------
CASH FLOWS USED IN FINANCING ACTIVITIES:
    Net (increase) decrease in passbook, NOW, and money
       market deposit accounts                                       (2,141,506)          (167,735)           642,744
    Proceeds from sales of time deposits                             40,325,731         28,342,280         35,186,606
    Payments from maturing time deposits                            (25,307,232)       (18,203,399)       (29,859,239)
    Proceeds from borrowed funds                                       (850,000)         6,250,000                  0
    Payments on borrowed funds                                       (6,330,000)       (16,350,000)          (110,000)
    Increase (decrease) in official checks and advance
       payments by borrowers for taxes and insurance                    401,600            307,992           (879,321)
    Proceeds from stock options exercised                                    57                  0             61,157
    Payments of dividends                                              (639,674)          (641,674)          (712,552)
                                                                   ------------       ------------       ------------
        Net cash provided by (used in) financing activities           5,458,976           (462,536)         4,329,395
                                                                   ------------       ------------       ------------
NET (INCREASE) DECREASE IN CASH                                         135,200            367,389           (131,914)

CASH AT BEGINNING OF PERIOD                                           2,376,807          2,512,007          2,879,396
                                                                   ------------       ------------       ------------
CASH AT END OF PERIOD                                              $  2,512,007       $  2,879,396       $  2,747,482
                                                                   ============       ============       ============

SUPPLEMENTAL DISCLOSURES:
    Cash payments for interest on deposits and borrowed funds      $  8,389,232       $  8,427,805       $  8,878,245
    Cash payments for income taxes                                      765,000            547,393          1,327,844
    Real estate acquired through foreclosure                          1,095,000            849,594          1,296,928


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



  1.  SUMMARY OF  SIGNIFICANT ACCOUNTING POLICIES

      Following is a description of the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

      ORIGINATION AND NATURE OF OPERATIONS

      On January 29, 1997, the stockholders of the Bank held a special meeting whereby they approved an Agreement and Plan of Reorganization and Conversion dated October 9, 1996. Pursuant to such Agreement, on January 31, 1997, the Bank converted from a federal stock savings bank to an Alabama-chartered commercial bank and the corporate structure of the Bank was reorganized into the holding company form of ownership. The Bank became a subsidiary of the newly formed bank holding company, Pinnacle Bancshares, Inc.

      In 1996, the Bank changed its name from First Federal of Alabama, F. S. B., which had received its federal charter in 1935. The Bank is primarily in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans, consumer, and commercial loans. The Bank operates in five offices in the central and northwest portion of Alabama, and originates its loans in this market area.

      FISCAL YEAR

      In connection with the conversion of the Bank to an Alabama-chartered commercial bank, as discussed above, and the concurrent holding company reorganization, the Bank's stockholders approved changing the fiscal year end from June 30, to December 31. The accompanying financial statements have been restated to include audited financial statements for the years ended December 31, 1995 and 1996.

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

      CONSOLIDATION

      The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's wholly owned subsidiaries First General Service(s) Corporation, First General Capital Corporation and First General Ventures. All significant intercompany transactions and accounts have been eliminated in consolidation.

      SECURITIES

      Securities classified as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity. The available for sale category includes securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Securities designated as held to maturity are carried at amortized cost, as management has the positive intent and the Bank has the ability to hold such securities to maturity. The Bank had no securities classified as trading at December 31, 1996 or 1997. The Bank had no securities classified as held to maturity at December 31, 1996 or 1997.

      Amortization of premiums and accretion of discounts are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

      MARKET RISK MANAGEMENT

      Market risk is a risk of loss arising from adverse changes in market prices and rates. The Company's market risk is comprised primarily of interest rate risk created by its lending and deposit taking activities. Management addresses this risk through an active Asset/Liability Management process and through management of loan and investment portfolio maturities and repricing.

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

      ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, and delinquencies. Changes in the allowances can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. The amount of the allowance is maintained through the provision for losses and is decreased by charge-offs, net of recoveries.

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

      Servicing fees are recognized as income in the period earned.

      OTHER REAL ESTATE OWNED

      Other real estate owned acquired through foreclosure is carried at the fair value of the foreclosed property, less estimated costs of disposition at the date of foreclosure. Any excess of the recorded investment over fair value, less estimated cost of disposition of the property is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less cost of disposition below its carrying amount, increase the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Cost relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

      The recognition of gains and losses on the sale of real estate is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate.

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

      EARNINGS PER SHARE

      In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share. SFAS No. 128 revises the methodology to be used in computing earnings per share ("EPS') such that the computations required for primary and fully diluted EPS are to be replaced with "basic" and "diluted" EPS. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive securities. All share and per share information included in these financial statements have been restated to give effect to the adoption of SFAS No. 128.

      The following table represents the earnings per share calculations for the years ended December 31, 1995, 1996, and 1997:

                                                                 PER SHARE
    FOR THE YEARS ENDED               INCOME         SHARES        AMOUNT
---------------------------         ----------      ---------    ---------
DECEMBER 31, 1995:
    Net income                      $1,485,542
                                    ----------
    Basic earnings per share         1,485,542      1,779,648      $0.83
    Dilutive securities                      0              0       0.00
                                    ----------      ---------      -----
    Diluted earnings per share      $1,485,542      1,779,648      $0.83
                                    ==========      =========      =====

DECEMBER 31, 1996:
    Net income                      $  984,469
                                    ----------
    Basic earnings per share           984,469      1,779,648      $0.55
    Dilutive securities                      0              0        .00
                                    ----------      ---------      -----
    Diluted earnings per share      $  984,469      1,779,648      $0.55
                                    ==========      =========      =====

DECEMBER 31, 1997:
    Net income                      $2,062,869
                                    ----------
    Basic earnings per share         2,062,869      1,780,675      $1.15
    Dilutive securities                      0         14,425       0.00
                                    ----------      ---------      -----
    Diluted earnings per share      $2,062,869      1,795,100      $1.15
                                    ==========      =========      =====


      NEW ACCOUNTING PRONOUNCEMENTS

      In February 1997, the FASB issued SFAS No. 129, Disclosure of Information About Capital Structure. This statement establishes standards for disclosing information about an entity's capital structure and is effective for financial statement periods ending after December 15, 1997. In June 1997, the FASB issued SFAS No. 130, Reporting of Comprehensive Income. This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements and is effective for fiscal years beginning after December 15, 1997. In June 1997, the FASB also issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for reporting financial and descriptive information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders and is effective for financial statements for periods beginning after December 15, 1997.

      The Company will adopt these new standards governing disclosure and presentation in 1998 as required.

  2.  SECURITIES

      The amortized cost, unrealized gross gains and losses, and approximate fair value of securities at December 31, 1996 and December 31,1997 are as follows:

                                                                        Available for Sale December 31, 1996
                                                             ------------------------------------------------------------
                                                              Amortized       Unrealized     Unrealized          Fair
                                                                Cost          Gross Gain     Gross Loss          Value
                                                             -----------      ----------     ----------       -----------
       U.S. Treasury Securities                              $13,041,282       $ 57,654      $       0        $13,098,936
       Securities of U.S. Government Agencies                  7,997,968         13,664        (45,938)         7,965,694
       Corporate Securities                                    1,006,960              0         (1,636)         1,005,324
       Federal Home Loan Bank Stock                            1,715,800              0              0          1,715,800
       Other Securities                                          216,822            143              0            216,965
       Mortgage Backed-Securities                             25,083,142        275,407       (416,456)        24,942,093
                                                             -----------       --------      ---------        -----------
                Total                                        $49,061,974       $346,868      $(464,030)       $48,944,812
                                                             ===========       ========      =========        ===========

                                                                        Available for Sale December 31, 1997
                                                             ------------------------------------------------------------
                                                              Amortized       Unrealized     Unrealized          Fair
                                                                Cost          Gross Gain     Gross Loss          Value
                                                             -----------      ----------     ----------       -----------
       U.S. Treasury Securities                              $12,011,022       $ 28,794      $    (837)       $12,038,979
       Securities of U.S. Government Agencies                  9,018,762         23,011        (24,972)         9,016,801
       Federal Home Loan Bank Stock                            1,519,800              0              0          1,519,800
       Other Securities                                          206,941              0              0            206,941
       Mortgage Backed-Securities                             21,645,142        283,659       (288,060)        21,640,741
                                                             -----------       --------      ---------        -----------
                Total                                        $44,401,667       $335,464      $(313,869)       $44,423,262
                                                             ===========       ========      =========        ===========


      At December 31, 1997, the amortized cost of the Bank's securities available for sale maturing in one year or less was $11,000,704, with fair values of $11,020,491; maturing one year through five years was $10,029,082, with fair values of $10,035,409; maturing five years through ten years was $3,435,957, with fair values of $3,513,672; after ten years was $19,935,924, with fair values of $19,853,690.

      Proceeds from the sale of securities available for sale during the year ended December 31, 1997 were $998,724. Gross gains of $1,276 were realized on those sales.

      Securities carried at approximately $19,300,000 at December 31,1997 were pledged to secure deposits.

  3.  LOANS RECEIVABLE

      Loans receivable, net, are summarized as follows:

                                                        DECEMBER 31,       DECEMBER 31,
                                                            1996                1997
                                                        ------------       ------------
Loans receivable, net are summarized as follows:
    Real estate mortgage loans with variable rates      $ 53,391,923       $ 50,322,445
    Real estate mortgage loans with fixed rates           36,576,333         43,994,958
    Real estate construction loans                        27,761,699         30,746,055
    Commercial loans                                      12,019,364         14,298,567
    Consumer loans                                         9,701,254          8,844,588
                                                        ------------       ------------
                                                         139,450,573        148,206,613
    Allowance for loan losses                             (1,197,854)        (1,234,309)
    Loans in process                                      (8,198,026)        (9,082,657)
    Other unearned credits                                  (197,037)          (213,610)
                                                        ------------       ------------
                                                        $129,857,656       $137,676,037
                                                        ============       ============


      During fiscal years 1996 and 1997 certain executive officers and directors of the Bank and its subsidiaries were loan customers of the Bank. Total loans outstanding to these persons at December 31, 1996 and 1997 amounted to $431,459 and $424,663, respectively. The change from December 31, 1996 to December 31, 1997 reflects payments amounting to $87,569 and advances of $80,773 made during the year.

      The Bank has a credit concentration in residential real estate mortgage loans. Approximately $109,600,000 and $116,000,000 at December 31, 1996
      and 1997, respectively, of the Bank's total loan portfolio were in first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's Primary lending areas of Walker, Winston, Jefferson, and Shelby Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions.

      A reconciliation of the allowance for losses on loans is as follows:

                                                           For the Years Ended
                                               --------------------------------------------
                                                  1995             1996             1997
                                               ----------       ----------       ----------
BALANCE AT BEGINNING OF YEAR                   $1,123,057       $1,212,193       $1,197,854

    Provisions for losses                         240,000          265,000          400,000
    Less loan losses charged to allowance        (150,864)        (279,339)        (363,545)
                                               ----------       ----------       ----------
BALANCE AT END OF PERIOD                       $1,212,193       $1,197,854       $1,234,309
                                               ==========       ==========       ==========

      The Bank was servicing participating interest in first mortgage loans for others totaling $97,499,127 and $89,824,472 at December 31, 1996 and 1997,
      respectively.

      At December 31, 1997, the Bank had outstanding loan commitments of $18,059,000, including $9,082,657 in undisbursed construction loans in process; $6,453,933 in unused lines and letters of credit and credit card; $1,922,410 in commitments to originate mortgage loans consisting primarily of 30-day commitments; $600,000 in commitments to originate commercial business loans. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established of $1,922,410, all having terms ranging from 15 to 30 years.

      The recorded investment in impaired loans at December 31, 1996 and December 31, 1997 was approximately $660,000 and $840,000, respectively. There were no specific reserves on these loans at December 31, 1996 because the loans were adequately collateralized and $60,000 in specific reserves on these loans at December 31, 1997. The average recorded investment in impaired loans during the year ended December 31, 1996 and 1997 was approximately $815,000 and $820,000, respectively. Interest income on impaired loans was not material for either period.


  4.  PREMISES AND EQUIPMENT

      Premises and equipment at December 31, 1996 and 1997 are summarized as follows:

                                                       1996            1997
                                                   ----------      ----------
         Land                                      $  456,794      $  826,241
         Buildings and leasehold improvements       4,311,786       5,348,017
         Furniture, fixtures, and equipment         3,627,395       3,134,374
         Construction in process                    1,096,239               0
         Automobiles                                   72,341          88,788
                                                   ----------      ----------
                                                    9,564,555       9,397,420
         Less accumulated depreciation              4,387,565       3,612,141
                                                   ----------      ----------
                                                   $5,176,990      $5,785,279
                                                   ==========      ==========

      The Bank had noncancelable operating leases for the main and branch office sites. Office building and equipment expenses for the fiscal years ended December 31, 1995, 1996, and 1997, respectively, include rental expense under these leases of $96,441, $97,516, and $91,920, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

                  AT DECEMBER 31, 1997             AMOUNT
                  --------------------            --------
                  1998                            $ 68,566
                  1999                              57,189
                  2000                              51,684
                  2001                              49,284
                  2002                              49,284
                  Later years                      318,150
                                                  --------
                           Total                  $594,157
                                                  ========

      The Bank had a lease agreement for the building in which the main office branch is located that generated income of $104,582, $101,860, and $93,277 for the fiscal years ended December 31, 1995, 1996, and 1997, respectively. During 1995 the Bank entered into a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $41,966, $50,000, and $50,000 for the fiscal years ended December 31, 1995, 1996, and 1997, respectively.
      This lease for $50,000 per year expires December 31, 2001.


  5.  DEPOSITS

      The weighted average rate payable on all deposits at December 31, 1996 and 1997 was 4.92% and 4.94%, respectively. Deposits at December 31, 1996 and 1997 and the related rates or range of interest rates payable for deposits outstanding at December 31, 1997 are summarized as follows:

                                                                    1996              1997
                                                                ------------      ------------
         Passbook accounts, 2.75%                               $ 16,867,047      $ 15,713,749
         NOW accounts, 2.65%                                      11,255,663        12,082,057
         Money Market deposit accounts, 3.00%                      9,077,227         9,935,210
         Noninterest-bearing accounts                              5,913,774         6,025,439
                                                                ------------      ------------
                                                                  43,113,711        43,756,455

         Time deposits (rates of 2.75% to 8.50%):
             Fixed rate certificates less than $100,000           93,210,912        94,255,401
             Fixed rate certificates greater than $100,000        36,761,621        41,022,007
                                                                ------------      ------------
                                                                 129,972,533       135,277,408
                                                                ------------      ------------
             Accrued interest                                        320,857           343,349
                                                                ------------      ------------
                                                                $173,407,101      $179,377,212
                                                                ============      ============


      The amounts and scheduled maturities of time deposits at December 31, 1997 are as follows:

                  1998                               $ 86,891,814
                  1999                                 32,739,799
                  2000                                 10,906,094
                  2001                                  2,710,315
                  2002 and thereafter                   2,029,386
                                                     ------------
                                                     $135,277,408
                                                     ============

      Interest expense on deposits is summarized as follows:

                                                      FOR THE YEARS ENDED
                                           --------------------------------------------
                                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                               1995            1996            1997
                                           ------------    ------------    ------------
         Passbook                           $  509,347      $  482,309      $  449,759
         NOW accounts                          286,674         284,047         305,074
         Money Market deposit accounts         263,691         321,396         417,427
         Time deposits                       6,477,820       7,058,090       7,523,561
                                            ----------      ----------      ----------
                                            $7,537,532      $8,145,842      $8,695,821
                                            ==========      ==========      ==========

  6.  BORROWED FUNDS

      Borrowed funds are summarized as follows:

                                                                            1996             1997
                                                                         ----------      ----------
        Warrants payable, maturing March 1, 2013 with a
            weighted-average interest rate of 5.75% at
            December 31, 1996 and 5.77% at December 31, 1997             $3,750,000      $3,640,000
                                                                         ==========      ==========

      The Bank has an approved credit availability of $29,000,000 at the Federal Home Loan Bank of Atlanta. At December 31, 1997, the Bank had no advances on this line of credit. The Bank periodically borrowed funds on a short-term basis from the Federal Home Loan Bank of Atlanta. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during fiscal year 1996 was $10,000,000. There were no Federal Home Loan Bank advances outstanding during fiscal 1997.

  7.  INCOME TAX EXPENSE (BENEFIT)

      Income tax expense included in the consolidation statements of operations is comprised of the following:

                                     FEDERAL         STATE            TOTAL
                                   ----------       --------       ----------
YEAR ENDED DECEMBER 31, 1995:
    Current                        $  751,747       $116,215       $  867,962
    Deferred                           38,518              0           38,518
                                   ----------       --------       ----------
                                   $  790,265       $116,215       $  906,480
                                   ==========       ========       ==========

YEAR ENDED DECEMBER 31, 1996:
    Current                        $  515,148       $ 78,637       $  593,785
    Deferred                           19,585              0           19,585
                                   ----------       --------       ----------
                                   $  534,733       $ 78,637       $  613,370
                                   ==========       ========       ==========

YEAR ENDED DECEMBER 31, 1997:
    Current                        $1,065,889       $135,419       $1,201,308
    Deferred                          (11,656)        (1,442)         (13,098)
                                   ----------       --------       ----------
                                   $1,054,233       $133,977       $1,188,210
                                   ==========       ========       ==========

      Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory rate of 34%, as follows:

                                                          FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                 ----------------------------------------
                                                   1995           1996             1997
                                                 --------       --------       ----------
Tax expense at federal income tax rate           $813,287       $543,265       $1,105,367
Increase (decrease) resulting from:
    Amortization of excess cost over net
       assets acquired                             13,894         13,894           13,894
    Other, net, principally state and local
       taxes, net of federal benefit               79,299         56,211           68,949
                                                 --------       --------       ----------
                                                 $906,480       $613,370       $1,188,210
                                                 ========       ========       ==========

Effective income tax rate                              38%            38%              37%
                                                 ========       ========       ==========

      Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability relate to the following:

                                                           DECEMBER 31,      DECEMBER 31,
                                                               1996              1997
                                                           -----------       -----------
Book loan loss allowance                                   $   459,429       $   469,037
Unrealized loss on securities available for sale                46,640                 0
Termination of employee contracts                              106,812            68,942
Litigation settlement                                          118,465           109,332
Loan fees                                                       49,802            35,573
                                                           -----------       -----------
              Deferred tax assets                              781,148           682,884
                                                           -----------       -----------
Premises and equipment, principally due to difference
    in depreciation                                           (451,595)         (473,337)
Tax bad debt reserve                                          (219,920)         (175,936)
FHLB stock dividends                                          (243,771)         (228,682)
Excess mortgage servicing                                      (20,202)           (6,737)
Unrealized gain on securities available for sale                     0            (7,163)
Other, net                                                    (142,702)         (129,053)
                                                           -----------       -----------
              Deferred tax liability                        (1,078,190)       (1,020,908)
                                                           -----------       -----------
Net deferred tax liability                                 $  (297,042)      $  (338,024)
                                                           ===========       ===========

      The Bank, as a former thrift, must recapture into taxable income the amount of their post- 1987 tax bad debt reserve over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the Bank satisfies a residential loan portfolio test. The Bank will recapture approximately $476,000, $176,000 tax effected, of its tax bad debt reserves at December 31, 1997 into taxable income over the four remaining years as a result of this law. The recapture did not have any effect on the Bank's net income because the related tax expense had already been accrued.


  8.  COMPENSATION AND BENEFITS

      The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were approximately $30,000 for each of the years ended December 31, 1995 and 1996 and $14,000 for the year ended December 31, 1997. There were no contributions made during fiscal 1997.

      The Bank has an employment agreement with a key officer. Under the terms of this agreement, the officer will receive annual compensation in an amount fixed by the contract, and may receive annual bonuses at the discretion of the Board of Directors. The agreement provides for severance payments in the event employment is terminated following a change in control. These payments would be equal to 2.99 times the average annual compensation paid to this officer during the five years immediately prior to a change in control. These sums would be paid promptly after any change in control which is defined in the agreements, among other things, as anytime during the period of employment when change of control is deemed to have occurred.

  9.  LONG-TERM INCENTIVE COMPENSATION PLAN

      During 1997, the Bank's shareholders' approved the adoption of the Pinnacle Bank 1996 Stock Option and Incentive Plan ("Option Plan"). The Option Plan provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock. In addition, each option expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date. At December 31, 1997, options for 60,060 shares were outstanding at $8.81 per share, all of which were exercisable.

      SFAS No. 123, Accounting for Stock-Based Compensation, is effective for the Company's December 31, 1997 financial statements. SFAS No. 123 allows companies to continue to record compensation cost under Accounting Principles Board Opinion ("APB") No. 25; and as a result, adoption of SFAS No. 123 did not affect the financial condition or results of operations of the Company. SFAS No. 123 does, however, require certain pro forma disclosures reflecting what compensation cost would have been if the fair value based method of recording compensation expense for stock-based compensation had been adopted. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have been decreased to the following pro forma amounts:

                                                               FISCAL YEAR
                                                                  ENDED
                                                               DECEMBER 31,
                                                                   1997
                                                               ----------
         Net income--as reported                               $2,062,869
         Net income--pro forma                                  1,871,814

         Basic earnings per share--as reported                      $1.16
         Basic earnings per share--pro forma                         1.05

         Diluted earnings per share--as reported                    $1.15
         Diluted earnings per share--pro forma                       1.04

      A summary of the status of the Company's stock option plan at December 31, 1997 and the changes during the year then ended is as follows:

                                                       1997
                                               ---------------------
                                                            EXERCISE
                                                SHARES       PRICE
                                               -------      --------
         Outstanding at beginning of year            0       $0.00

         Granted                                67,000        8.81
         Exercised                              (6,940)       8.81
                                                ------        ----
         Outstanding at end of year             60,060       $8.81
                                                ======       =====
         Exercisable at end of year             60,060       $8.81
                                                ======       =====
         Fair value of options granted          $ 5.93
                                                ======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk free interest rate based on zero coupon governmental issues at grant date with the maturity equal to the expected term of the option (6.36% for 1997), no expected forfeiture rate as options are immediately vested at date of grant, an expected stock volatility of 18% and an expected annual dividend yield of $.40 per share


10.   SPLIT IN STOCK

      On September 24, 1997, the Company announced that its Board of Directors declared a two-for-one split to be effected in the form of a 100% stock dividend payable to shareholders of record on October 15, 1997.


11.   STOCKHOLDERS' EQUITY

      Dividends are paid by the Company from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of December 31, 1997, approximately $12,100,000 of the Bank's retained earnings was available for distribution without prior regulatory approval.

      The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and Bank maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

      Management believes, as of December 31, 1997, that the Company and Bank meets all capital adequacy requirements imposed by its regulators.

      As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

      Actual capital amounts as well as required and well capitalized Tier I, total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

                                                                                                  TO BE WELL CAPITALIZED
                                                                               FOR CAPITAL       UNDER PROMPT CORRECTIVE
                                                            ACTUAL          ADEQUACY PURPOSES       ACTION PROVISIONS
                                                       ----------------     -----------------    -----------------------
                                                       AMOUNT     RATIO     AMOUNT     RATIO       AMOUNT       RATIO
                                                       ------     -----     ------     -----       ------       -----
                                                                         (Dollar Amounts in Thousands)
         AS OF DECEMBER 31, 1996:
             Total Capital (to Risk Weighted Assets)   $15,778     13.5%   >$9,383     >8.0%      >$11,728      >10.0%
                                                                           -           -          -             -
             Tier I Capital (to Risk Weighted
                Assets)                                 14,483     12.3     >4,691     >4.0         >7,037       >6.0
                                                                            -          -            -            -
             Tier I Capital (to Average Assets)         14,483      7.6     >7,659     >4.0         >9,574       >5.0
                                                                            -          -            -            -
         AS OF DECEMBER 31, 1997:
             Total Capital (to Risk Weighted
                Assets):
                Consolidated                            17,010     13.2    >10,274     >8.0           N/A
                                                                            -          -
                Pinnacle Bank                           16,068     12.5    >10,274     >8.0        >12,843      >10.0
                                                                            -          -           -            -
             Tier I capital (to Risk Weighted
                Assets):
                Consolidated                            16,211     12.6     >5,137     >4.0           N/A
                                                                            -          -
                Pinnacle Bank                           14,834     11.6     >5,137     >4.0         >7,706       >6.0
                                                                            -          -            -            -
             Tier I Capital (to Average Assets):
                Consolidated                            16,211      8.1     >8,027     >4.0           N/A
                                                                            -          -
                Pinnacle Bank                           14,834      7.4     >8,027     >4.0        >10,034       >5.0
                                                                            -          -            -            -

12.   FAIR VALUES OF FINANCIAL INSTRUMENTS

      SFAS No. 107, Disclosure About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments which include items recorded on the consolidated statement of financial condition and items which, by their nature, are not recorded on the consolidated statement of financial condition.

      Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

      This summarizes the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107:

                                                               AT DECEMBER 31, 1996         AT DECEMBER 31, 1997
                                                             ------------------------     ------------------------
                                                             CARRYING      ESTIMATED      CARRYING      ESTIMATED
                                                              AMOUNT       FAIR VALUE      AMOUNT       FAIR VALUE
                                                             --------      ----------     --------      ----------

         ASSETS:
             Cash on hand and in banks                       $  2,879       $  2,879      $  2,747       $  2,747
             Interest-bearing deposits                          3,869          3,869         4,873          4,873
             Securities                                        48,945         48,945        44,423         44,423
             Loans receivable, net                            129,858        129,448       137,676        137,610
             Loan held for sale                                 1,429          1,429         1,857          1,857
             Accrued interest                                   1,520          1,520         1,570          1,570
             Mortgage servicing                                    53             94            18             45

         LIABILITIES:
             Deposits                                        $173,407       $173,983      $179,377       $180,729
             Other borrowed funds                               3,750          2,823         3,640          2,023


      The following methods and assumptions were used by the Company in estimating the fair values provided above:

      CASH ON HAND AND IN BANKS AND INTEREST-BEARING DEPOSITS. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values.

      SECURITIES AND LOANS HELD FOR SALE. Substantially all of the Company's securities and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

      LOANS RECEIVABLE, NET. For loans with rates that are repriced in coordination with movements in market rates and with no significant change or credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair values.

      MORTGAGE SERVICING. Fair value of excess mortgage servicing is based on a discounted cash flow analysis, based on market interest rates.

      DEPOSITS. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

      The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

      OTHER BORROWED FUNDS. The fair value of other borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on other borrowed funds approximates its fair value.

      OFF-BALANCE SHEET ITEMS. The Company's off-balance sheet instruments consist of commitments to extend credit, primarily one-to-four-family mortgages; unfunded commitments of credit, primarily unfunded construction loans; and standby letters of credit. The carrying amount of unamortized fees related to these items is not material and, because of the absence of any known credit risk, and the estimated fair value of these unamortized fees approximates the carrying value.


13.   CONTINGENCIES

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

      FDIC ASSESSMENT. The deposits of the Bank were insured by the Savings Association Insurance Fund ("SAIF") prior to the conversion to a commercial bank. The deposits of the Bank are currently insured by the Bank Insurance Fund ("BIF").

      The FDIC Board of Directors approved a rule that established the special assessment necessary to recapitalize the SAIF as of March 31, 1995. The legislation provided that all SAIF member institutions pay a special one time assessment to recapitalize SAIF, which in the aggregate is sufficient to bring the reserve ratio in SAIF to 1.25% of insured deposits. Based upon its level of SAIF deposits as of March 31, 1995, the Bank's special assessment paid and expensed during the year ended December 31, 1996 was $1,011,000.


14.   CONDENSED PARENT COMPANY FINANCIAL STATEMENTS



                             STATEMENT OF CONDITION

                                DECEMBER 31, 1997

                                 (IN THOUSANDS)


ASSETS:
    Cash on hand in Banks                         $     1*
    Interest-bearing deposits in other banks        1,394*
    Investment in subsidiaries                     15,404*
                                                  -------
                                                  $16,799
                                                  =======

OTHER LIABILITIES                                 $    18
SHAREHOLDERS' EQUITY                               16,781
                                                  -------
                                                  $16,799
                                                  =======

*Eliminated on consolidation

                             STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

INCOME:
    Dividend income, Pinnacle Bank                $2,000
    Interest income                                   64
                                                  ------
              Total income                         2,064

EXPENSES                                              36
                                                  ------

INCOME BEFORE EQUITY IN UNDISTRIBUTED
    INCOME OF SUBSIDIARY                           2,028

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY          35
                                                  ------
              Net income                          $2,063
                                                  ======


                            STATEMENTS OF CASH FLOWS

                                DECEMBER 31, 1997

                                 (IN THOUSANDS)



CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                               $2,063
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Undistributed income of subsidiaries                     (35)
       Increase in other liabilities                             18
                                                             ------
              Net cash provided by operating activities       2,046
                                                             ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from stock options exercised                        61
    Cash dividends paid                                        (712)
                                                             ------
              Net cash used in financing activities            (651)
                                                             ------
INCREASE IN CASH AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    0
                                                             ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $1,395
                                                             ======

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 1995, December 31, 1996, and December 31, 1997 follows:


                                                           FIRST           SECOND            THIRD           FOURTH
                                                          QUARTER          QUARTER          QUARTER          QUARTER
                                                        ----------       ----------        ----------      ----------
YEAR ENDED DECEMBER 31, 1996:
    Interest revenue                                    $3,652,709       $3,585,256        $3,669,098      $3,772,796
    Net interest income after provision for
       losses on loans                                   1,455,779        1,487,116         1,493,153       1,536,249
    Noninterest income                                     352,183          328,539           319,171         334,997
    Noninterest expense                                  1,226,337        1,109,904         2,213,329       1,159,777
    Net earnings                                           360,322          437,434          (258,570)        445,283
    Basic and diluted earnings per share                       .20              .25              (.15)            .25

YEAR ENDED DECEMBER 31, 1997:
    Interest revenue                                    $3,850,571       $3,963,278        $4,001,525      $4,052,288
    Net interest income after provision for
       losses on loans                                   1,691,271        1,667,138         1,683,628       1,612,489
    Noninterest income                                     317,993          359,834           326,894         356,121
    Noninterest expense                                  1,108,139        1,189,501         1,128,784       1,238,883
    Net earnings                                           502,329          524,897           553,169         482,474
    Basic earnings per share                                   .28              .30               .31             .27
    Diluted earnings per share                                 .28              .30               .31             .26

                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O. H. Brown
                   CPA - Lapidus, Tuck, Raymond & Fowler, P.C.

                                 James W. Cannon
              Senior Vice President - Operations, Burton Golf, Inc.

                               Melvin R. Kacharos
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                              Murphy Manufacturing

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                  Max W. Perdue
                                     Retired

                                  Al H. Simmons
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                              J. T. "Jabo" Waggoner
                                 Vice President,
                  Community & Public Affairs HealthSouth Corp.

                      OFFICERS -- PINNACLE BANCSHARES, INC.

                              Robert B. Nolen, Jr.
                             President and Treasurer

                                 Mary Jo Gunter
                                 Vice President

                                Thomas L. Sherer
                                    Secretary