Form 10KSB40, Exhibit 13
period 1998-12-31
PINNACLE BANCSHARES INC
filed 1999-04-15
CIK 1022243

                                                                      Exhibit 13

                            PINNACLE BANCSHARES, INC.
                     LETTER TO OUR STOCKHOLDERS AND FRIENDS






Dear Stockholders:

         Although Pinnacle Bancshares, Inc. earned $1.5 million, or $.84 per share in 1998, your Board of Directors and management are disappointed in these results. As you are aware, in 1997 the Company earned $2.1 million, or $1.16 per share.

         The decrease in net income for 1998 was primarily attributable to two factors: losses on the sale and writedown of other real estate owned of $560,000 and a $240,000 increase in the provision for loan losses. The losses on sale and writedown of other real estate owned primarily related to a golf course loan in Walker County, Alabama, a charge to earnings of $400,000 which was taken in the third quarter of 1998. The increase in the provision for loan losses in 1998 was primarily due to an increase in the level of charge-offs, which increased by $290,000 for the year ended December 31, 1998. Of these charge-offs, $250,000 related to the foreclosure of the golf course loan in the second quarter of 1998.

         At year end, other real estate owned, net totaled $2.2 million, including the golf course, which was valued at $1,100,000. We are actively seeking to sell this property, but to date have not been able to finalize a sale on acceptable terms.

         Pinnacle Bancshares and Pinnacle Bank continue to be in sound condition. In 1998, we established a new branch in Trussville, Alabama and we intend to expand further in the Birmingham market, and other metropolitan markets, as appropriate opportunities become available.

         With respect to the Year 2000 issue, a plan of action has been put in place to minimize the Company's risk exposure. The Company believes that it will be ready for the Year 2000 and beyond.

         Your Board of Directors and management are committed to protecting and building the value of your investment. We believe that this can best be accomplished by continuing to deliver quality services to our customers and community.

         Thank you for your support.

                                       Sincerely,



                                       Robert B. Nolen, Jr.
                                       President and Chief Executive Officer
                                       Pinnacle Bancshares, Inc.
                                       Pinnacle Bank

                          BALANCE SHEET AND OTHER DATA

                                                                                         AT DECEMBER 31,
                                                                                 ------------------------------
                                                                                      1997             1998
                                                                                      ----             ----
                                                                                      (Dollars in thousands)

TOTAL AMOUNT OF:
    Assets                                                                       $   201,949      $   218,086
    Loans, net                                                                       137,676          128,962
    Interest-bearing deposits in other banks                                           4,873           30,845
    Securities                                                                        44,423           40,415
    Loans held for sale                                                                1,857            2,986
    Deposits                                                                         179,377          194,687
    Borrowed funds                                                                     3,640            3,520
    Stockholders' equity                                                              16,781           17,612
NUMBER OF:
    Real estate loans outstanding                                                      3,994            3,589
    Savings accounts                                                                  16,365           16,136
    Full-service offices open                                                              5                6


                          STATEMENT OF OPERATIONS DATA


                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                         -----------------------------------------
                                                                             1996           1997           1998
                                                                             ----           ----           ----
                                                                                       (In thousands)

INTEREST INCOME                                                            $14,680        $15,858        $15,921

INTEREST EXPENSE                                                             8,443          8,903          9,251
                                                                           -------        -------        -------
   Net interest income before provision for loan losses                      6,237          6,955          6,670

PROVISION FOR LOAN LOSSES                                                      265            400            637
                                                                           -------        -------        -------
   Net interest income after provision for loan losses                       5,972          6,555          6,033

NONINTEREST INCOME                                                           1,334          1,359          1,060

NONINTEREST EXPENSE                                                          5,709          4,663          4,813

INCOME TAX EXPENSE                                                             613          1,188            778
                                                                           -------        -------        -------
   Net income                                                              $   984        $ 2,063        $ 1,502
                                                                           =======        =======        =======

                                   OTHER DATA

                                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------
                                                                                        1996          1997          1998
                                                                                       ------        ------        ------

Interest rate spread                                                                     3.1%          3.5%          3.2%
Yield on average interest earning assets                                                 8.0           8.4           8.1
Return on assets (net income divided by average total assets)                            0.5           1.0           0.7
Return on equity (net income divided by average equity)                                  6.5          12.7           8.6
Equity-to-assets ratio (average equity divided by total average assets)                  8.0           8.1           8.0
Dividend payout ratio (dividends declared divided
    by net income)                                                                      65.5          34.5          48.2


                          YIELDS EARNED AND RATES PAID

         The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

                                                                          FOR THE YEARS ENDED             AT
                                                                              DECEMBER 31,            DECEMBER 31,
                                                                    ------------------------------    ------------
                                                                     1996        1997        1998         1998
                                                                    ------      ------      ------       ------

        Weighted average yield on loans.....................          8.7%        9.1%        9.0%        8.9%

        Weighted average yield on securities available
           for sale.........................................          6.4         6.5         6.4         6.3

        Weighted average yield on all interest earning
           assets...........................................          8.0         8.4         8.1         7.7

        Weighted average rate paid on deposits..............          4.9         4.9         4.9         4.9

        Weighted average rate paid on
           borrowed funds...................................          5.8         5.7         5.8         5.8

        Weighted average rate paid on all interest
           bearing liabilities..............................          4.9         4.9         4.9         5.0

        Interest rate spread (spread between weighted
           average rate on all interest bearing assets and
           all interest bearing liabilities)................          3.1         3.5         3.2         2.8

        Net yield (net interest income as percentage of
           interest-earning assets).........................          3.4         3.7         3.4

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



INTRODUCTION

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains six branches in Jasper, Haleyville, Sumiton, Vestavia and Trussville, Alabama. The Bank was originally chartered as First Federal Savings and Loan Association of Jasper in 1935, and since that time its accounts have been federally insured. The Bank converted from a federal stock savings bank to an Alabama chartered commercial bank and was acquired by the Company in January 1997.

The Company generates revenue primarily from net interest margin derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio, mortgage-backed securities, and investment securities. The Company also derives revenue from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending and retail consumer lending. To enhance growth and achieve greater portfolio diversification, as well as to provide an improved interest rate spread, the Company's strategy has expanded to include active participation in commercial real estate and other commercial lending activities in its primary market area of Walker, Winston, Jefferson, and Shelby Counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. During fiscal year 1998, the Company established a new branch in Trussville, Alabama,which is located in the Birmingham market area. The Company currently intends to further expand in the Birmingham market as appropriate opportunities become available.

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

ASSET LIABILITY MANAGEMENT

The Securities and Exchange Commission issued final rules in January 1997 governing disclosure requirements for financial instruments, including derivatives. The final rules require a detailed description of the accounting policies used for derivatives (see Note 1 of Notes to Consolidated Financial Statements), as well as qualitative and quantitative disclosures regarding market risk exposures.

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

FINANCIAL CONDITION

Total deposits increased $15.3 million, to $194.7 million at December 31, 1998. The increase was primarily in savings accounts and certificates of deposit as the result of normal growth. Total assets increased to $218.1 million at December 31, 1998, compared to $201.9 million at December 31, 1997, primarily due to an increase in interest bearing deposits in other banks, which increased $25.9 million, from $4.9 million at December 31, 1997 to $30.8 million at December 31, 1998, and more than offset a $8.7 million decrease in loans receivable, net from, $137.7 million at December 31, 1997 to $129.0 million at December 31, 1998. Loan originations increased from $126.1 million at December 31, 1998 to $149.9 million at December 31, 1998. However, due to the increase of loan repayments of $13.0 million and the lower interest rates available in 1998, borrowers paid-off adjustable rate loans in favor of long-term fixed rate mortgages, most of which were sold by the Bank in the secondary market. As a result of this refinancing activity, real estate loans with variable rates declined from $50.3 million at December 31, 1997 to $40.5 million at December 31, 1998. See Note 3 of Notes to Consolidated Financial Statements. A substantial portion of the proceeds from such loan sales and the sale of securities, as well as the increase in deposits, were invested in interest-bearing deposits in other banks.

During fiscal year ended December 31, 1996, the Bank repaid approximately $10.0 million in advances from the Federal Home Loan Bank ("FHLB") of Atlanta. There were no FHLB advances during 1997 and 1998.

The Company's investment portfolio decreased from $44.4 million at December 31, 1997 to $40.4 million at December 31, 1998. The decrease was partially attributable to sales of securities. The entire portfolio is classified as "available for sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly to stockholders' equity. See "--Liquidity" and
Note 2 of Notes to Consolidated Financial Statements

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

RESULTS FOR 1998

For the year ended December 31, 1998, net income was $1.5 million, compared with net income of $2.1 million in the prior year. Net interest income after the provision for loan losses for the year ended December 31, 1998, was $6.0 million, compared to $6.6 million in 1997.

The decrease in net income for 1998 was primarily attributable to two factors: losses on the sale and writedown of other real estate owned of $560,000 and a $240,000 increase in the provision for loan losses. The losses on the sale and writedown of other real estate owned primarily related to a golf course loan in Walker County, Alabama , a charge to earnings of $400,000 which was taken in the third quarter of 1998. The increase in the provision for loan losses in 1998 was primarily due to an increase in the level of charge-offs, which increased by $290,000 for the year ended December 31, 1998. Of such charge-offs, $250,000 related to the foreclosure of the golf course loan in the second quarter of 1998.

At December 31, 1998 the Bank's other real estate owned , net totaled $2.2 million, including the Walker County golf course, which was valued at $1,100,000 million, and a development loan on commercial property in Birmingham, Alabama, which was valued at $620,000. Although the Bank does not currently anticipate that further charge-offs on these properties will be necessary, there can be no assurance that additional charge-offs will not be taken. To date, the Bank has been unable to negotiate a sale on these properties on acceptable terms.

In 1998, the average loan balance outstanding decreased by $2.5 million, primarily due to a decrease in home mortgage rates and a lack of demand for adjustable rate mortgages. Due to the lower interest rates available in 1998, borrowers paid-off adjustable rate loans in favor of long-term fixed rate mortgages, which were sold by the Bank in the secondary market. As a result of the decrease in the Bank's loan portfolio, interest on loans declined from $12.5 million for the fiscal year ended December 31, 1997 to $12.2 million for the fiscal year ended December 31, 1998.

NET INCOME. The Company reported net income of approximately $1.0 million, $2.1 million, and $1.5 million for fiscal years ended December 31, 1996, December 31, 1997, and December 31, 1998, respectively. The increase from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997 was due primarily to an increase in the net interest margin and the one-time special Savings Association Insurance Fund (SAIF) assessment in 1996. The decrease from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998 was due primarily to two factors: an increase in losses on the sale and writedown of other real estate owned of $560,000 and a $240,000 increase in the provision for loan losses.

INTEREST REVENUE. Interest income on loans and securities increased approximately $1.1 million from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. Interest income on loans and securities decreased by approximately $600,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from fiscal year 1996 to fiscal year 1997 was due primarily to an increase in the average yield on mortgage loans, from approximately 8.7% to 9.1%, compounded by an increase in the average balance of loans and securities outstanding of approximately $3.7 million. The decrease from fiscal year 1997 to fiscal year 1998 was primarily due to a decrease in the average balance of loans and securities outstanding of approximately $5.2 million.

Other interest increased approximately $100,000 from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. Other interest increased approximately $670,000 from the fiscal year ended 1997 to the fiscal year 1998. The increase from the fiscal year 1996 to fiscal year 1997 was due primarily to an increase in the average balance of interest-bearing deposits in other banks of approximately $2.1 million. The increase from fiscal year 1997 to fiscal year 1998 was due primarily to an increase in the average balance of interest-bearing deposits in other banks of approximately $12.4 million.

INTEREST EXPENSE. Interest expense on deposits increased approximately $550,000 from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. Interest expense on deposits increased approximately $350,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from fiscal year 1996 to fiscal year ended December 31, 1997 was due primarily to an increase in the average balance outstanding of approximately $11.0 million. The increase from fiscal year 1997 to fiscal year 1998 was due primarily to an increase in the average balance outstanding of approximately $7.0 million.

Interest expense on borrowed funds decreased approximately $90,000 from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. Interest expense on borrowed funds decreased approximately $5,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The decrease from fiscal year 1996 to fiscal year 1997 was due primarily to a decrease in the average balance of borrowed funds of approximately $1.5 million. The decrease from fiscal year 1997 to fiscal year 1998 was due primarily to a decrease in the average balance outstanding of approximately $120,000.

PROVISIONS FOR LOAN LOSSES. Provisions for loan losses are based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to provide losses. The provisions for losses on loans were $265,000, $400,000, and $637,000 for the fiscal years ended December 31, 1996, 1997, and 1998, respectively. The increase from fiscal year 1997 to fiscal year 1998 was due primarily to overall loan portfolio growth and a shift from principally single-family mortgage lending to a greater emphasis on commercial, construction, and consumer lending, which entails greater credit risk and increased charge-offs incurred by the Company. Charge-offs increased by $290,000 for the fiscal year ended December 31, 1998, from $428,000 in 1997 to $718,000 in 1998.

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Procedures have been established to ensure that potential problem loans are identified and include a continuous review of the portfolio.

Management's evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly. Total nonaccural loans, which include loans on nonaccrual status and loans 120 days past due, were approximately $2.0 million and $1.2 million at December 31, 1997 and 1998, respectively.

NONINTEREST INCOME. Noninterest income, which includes fees and charges on deposit accounts and existing loans, service fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased approximately $25,000 from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. Other noninterest income decreased approximately $299,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from fiscal year 1996 to fiscal year 1997 was due primarily to an increase on the gain on sale of mortgage loans, an increase in fees and service charges on deposit accounts. This was offset by a decrease in service fees income and fees and charges on loans and real estate operations, net. The decrease from fiscal year 1997 to fiscal year 1998 was due primarily to an increase on loss on the sale of other real estate owned of approximately $564,000, a decrease on real estate operations, net of approximately $39,000, a decrease in service fee income of approximately $23 ,000 as well as other slight decreases in other noninterest income, and was offset by an increase in the gain on sale of mortgage loans of approximately $331,000.

NONINTEREST EXPENSE. Noninterest expense decreased approximately $1.0 million from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997. Noninterest expense increased approximately $150,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The decrease in noninterest expense from fiscal year 1996 to fiscal year 1997 was due primarily to a decrease in FDIC insurance premiums. The increase from fiscal year 1997 to fiscal year 1998 was due to an increase in compensation expense of approximately $100,000, an increase in occupancy expense of approximately $14,000, an increase in FDIC premiums of approximately $20,000 and an increase on other expenses of approximately $56,000, and was offset by a decrease in marketing and professional expense of approximately $40,000.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 12 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity of sales of other earning assets including investment securities. The entire investment portfolio at December 31, 1998, was classified as available for sale, with a fair value of $40.4 million. See Note 2 of Notes to Consolidated Financial Statements. At December 31, 1998, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and short-term investments totaled approximately $75.5 million, compared to $52.5 million at December 31, 1997. This increase of $23.0 million was primarily attributable to the decrease in the loan portfolio and the increase in deposits during 1998.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB of Atlanta and other sources. At December 31, 1998, the Bank had an approved credit availability of $29.0 million at the FHLB of Atlanta and no advances outstanding.

CAPITAL RESOURCES. The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 1998 was approximately $17.6 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the FDIC require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 1998, the Company and the Bank satisfied its minimum regulatory capital requirement and was "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

IMPACT OF INFLATION

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

The Bank has modified its credit risk assessment to include consideration of incremental risk that may be faced by the inability of customers to address the Year 2000 Problem. The Company has developed policies and procedures to help identify potential customers related risks, and to gain a better understanding of how its customers are managing their own risks associated with the Year 2000 problem.

The Company estimates the Year 2000 cost to be approximately $120,000. The Company expensed approximately $7,000 during fiscal year ended December 31, 1998. The remaining Year 2000 cost will be expensed by June 30, 1999.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of Notes to Consolidated Financial Statements.

                      MARKET PRICE AND DIVIDEND INFORMATION


The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31,1998, the Company had 1,789,586 shares of common stock outstanding and 434 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                                                                  PRICE RANGE
                                                                                  COMMON STOCK
                                                                           -------------------------
                                                                              HIGH           LOW
                                                                           ----------     ----------

                 Fiscal Year Ended December 31, 1997:
                     First quarter                                         $   11-1/8     $   10-3/4
                     Second quarter                                            11-7/8         10-5/8
                     Third quarter                                             16-5/8         13
                     Fourth quarter                                            18-3/4         16-7/16

                 Fiscal Year Ended December 31, 1998:
                     First quarter                                         $   17-3/4     $   15-5/8
                     Second quarter                                            16-1/2         15-1/4
                     Third quarter                                             13-1/2         11-1/2
                     Fourth quarter                                            12             11-1/2


Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal year 1998 and 1997. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. (a Delaware corporation) and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP



Birmingham, Alabama
February 12, 1999

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1998

                                                                               1997                   1998
                                                                           ------------           ------------

ASSETS:
    Cash on hand and in banks                                              $  2,747,482           $  3,960,991
    Interest-bearing deposits in other banks                                  4,873,353             30,845,417
    Securities available for sale                                            44,423,262             40,414,788
    Accrued interest on securities and deposits                                 491,104                431,499
    Loans receivable, net of allowance for loan losses
       of ($1,234,309 and $1,200,586, respectively)                         137,676,037            128,961,641
    Loans held for sale, at lower of cost or market                           1,857,042              2,985,698
    Other real estate owned, net                                              2,140,003              2,174,956
    Premises and equipment, net                                               5,785,279              6,648,317
    Excess cost over net assets acquired                                        469,951                429,086
    Accrued interest on loans                                                 1,079,219                954,709
    Prepaid and other assets                                                    406,296                278,412
                                                                           ------------           ------------
              Total assets                                                 $201,949,028           $218,085,514
                                                                           ============           ============


LIABILITIES AND STOCKHOLDERS' EQUITY:
    Deposits                                                               $179,377,212           $194,687,494
    Borrowed funds Deposits                                                   3,640,000              3,520,000
    Official checks outstanding                                                 836,383              1,140,849
    Advance payments by borrowers for taxes and insurance                       104,812                 60,725
    Other liabilities                                                         1,209,493              1,064,339
                                                                           ------------           ------------
                                                                            185,167,900            200,473,407
                                                                           ------------           ------------

COMMITMENTS AND CONTINGENCIES (NOTE 4 AND 14)

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share, no shares issued,
       100,000 authorized                                                             0                      0
    Common stock, par $.01 per share, 1,786,586 and 1,789,586
       outstanding, 2,400,000 and 10,000,000 authorized                          17,865                 17,895
    Additional paid-in capital                                                8,083,332              8,109,740
    Retained earnings                                                         8,665,499              9,453,693
    Accumulated other comprehensive income, net of tax                           14,432                 30,779
                                                                           ------------           ------------
    Total stockholders' equity                                               16,781,128             17,612,107
                                                                           ------------           ------------
              Total liabilities and stockholders' equity                   $201,949,028           $218,085,514
                                                                           ============           ============


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               FOR THE YEARS ENDED

                        DECEMBER 31, 1996, 1997, AND 1998

                                                                   1996              1997               1998
                                                               ------------      ------------       ------------

INTEREST REVENUES:
    Interest on loans                                          $ 11,058,030      $ 12,546,254       $ 12,217,381
    Interest and dividends on securities                          3,400,564         2,991,456          2,717,566
    Other interest                                                  221,265           319,952            986,139
                                                               ------------      ------------       ------------
                                                                 14,679,859        15,857,662         15,921,086
INTEREST EXPENSE:
    Interest on deposits                                          8,145,842         8,695,821          9,049,314
    Interest on borrowed funds                                      296,720           207,317            201,961
                                                               ------------      ------------       ------------
                                                                  8,442,562         8,903,138          9,251,275
                                                               ------------      ------------       ------------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES              6,237,297         6,954,524          6,669,811
PROVISION FOR LOAN LOSSES                                           265,000           400,000            637,000
                                                               ------------      ------------       ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               5,972,297         6,554,524          6,032,811
                                                               ------------      ------------       ------------
NONINTEREST INCOME:
    Fees and service charges on deposit accounts                    385,775           407,042            401,765
    Service fee income, net                                         260,148           236,590            213,614
    Fees and charges on loans                                       270,731           233,901            237,891
    Real estate operations, net                                     149,763           110,256             71,731
    Net gain (loss) on sale or write down of:
       Loans held for sale                                          255,718           359,575            690,311
       Real estate owned                                             11,911             7,975           (555,553)
       Securities available for sale                                   (234)            1,276                 --
    Other income                                                      1,078             3,227                696
                                                               ------------      ------------       ------------
                                                                  1,334,890         1,359,842          1,060,455
                                                               ------------      ------------       ------------
    NONINTEREST EXPENSE:
    Compensation and benefits                                     2,243,311         2,570,730          2,671,066
    Occupancy                                                     1,024,807         1,015,553          1,029,451
    FDIC insurance premiums                                       1,472,231            90,126            109,870
    Marketing and professional                                      241,838           182,938            143,007
    Legal                                                            41,967            42,064             42,098
    Other                                                           685,194           761,876            817,598
                                                               ------------      ------------       ------------
                                                                  5,709,348         4,663,287          4,813,090
                                                               ------------      ------------       ------------
EARNINGS BEFORE INCOME TAX                                        1,597,839         3,251,079          2,280,176

INCOME TAX EXPENSE                                                  613,370         1,188,210            778,055
                                                               ------------      ------------       ------------
NET INCOME                                                     $    984,469      $  2,062,869       $  1,502,121
                                                               ============      ============       ============
BASIC EARNINGS PER SHARE
DILUTED EARNINGS PER SHARE                                     $       0.55      $       1.16       $       0.84
CASH DIVIDENDS PER SHARE                                       $       0.55      $       1.15       $       0.83
WEIGHTED AVERAGE SHARES OUTSTANDING                            $       0.36      $       0.40       $       0.40
WEIGHTED AVERAGE DILUTED SHARES                                   1,779,648         1,780,675          1,780,116
                                                                  1,779,648         1,795,100          1,804,779
                                                               ============      ============       ============


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998



                                                                          Common Stock            Additional
                                                                    -------------------------      Paid-in         Retained
                                                                     Shares         Amount         Capital         Earnings
                                                                    ---------    ------------    ------------    ------------

BALANCE, December 31, 1995                                          1,864,000    $     18,640    $  8,366,717    $  6,972,387
 Comprehensive Income:
    Net earnings for the year ended December 31, 1996                       0               0               0         984,469
    Change in unrealized gain (loss) on securities available
          for sale, net                                                     0               0               0               0
       Comprehensive Income
    Cash dividends ($.36 per share)                                         0               0               0        (641,674)
                                                                    ---------------------------------------------------------
BALANCE, December 31, 1996                                          1,864,000          18,640       8,366,717       7,315,182
    Comprehensive Income:
    Net earnings for the year ended December 31, 1997                       0               0               0       2,062,869
      Change in unrealized gain (loss) on securities available
          for sale, net
        Comprehensive Income
    Cash dividends ($.40 per share)                                         0               0               0        (712,552)
    Exercise of stock options                                           6,940              69          61,088               0
    Retirement of treasury stock upon formation of
       Holding Company                                                (84,354)           (844)       (344,473)              0
                                                                    ---------------------------------------------------------
BALANCE, December 31, 1997                                          1,786,586          17,865       8,083,332       8,665,499
    Comprehensive Income:
    Net earnings for the year ended December 31, 1998                       0               0               0       1,502,121
    Change in unrealized gain (loss) on securities available
         for sale, net                                                      0               0               0               0
       Comprehensive Income
    Cash dividends ($.40 per share)                                         0               0               0        (713,927)
    Exercise of stock options                                           3,000              30          26,408               0
                                                                    ---------------------------------------------------------
BALANCE, December 31, 1998                                          1,789,586    $     17,895    $  8,109,740    $  9,453,693
                                                                    =========================================================

                                                                                  Accumulated
                                                                                     Other          Total
                                                                   Treasury      Comprehensive   Stockholders'
                                                                     Stock          Income          Equity
                                                                 ------------    ------------    ------------

BALANCE, December 31, 1995                                       $   (345,317)   $    115,889    $ 15,128,316
 Comprehensive Income:
    Net earnings for the year ended December 31, 1996                       0               0         984,469
    Change in unrealized gain (loss) on securities available
          for sale, net                                                     0        (186,411)       (186,411)
       Comprehensive Income                                                                           798,058
    Cash dividends ($.36 per share)                                         0               0        (641,674)
                                                                 --------------------------------------------
BALANCE, December 31, 1996                                           (345,317)        (70,522)     15,284,700
    Comprehensive Income:
    Net earnings for the year ended December 31, 1997                       0               0       2,062,869
      Change in unrealized gain (loss) on securities available
          for sale, net                                                                84,954          84,954
        Comprehensive Income                                                                        2,147,823
    Cash dividends ($.40 per share)                                         0               0        (712,552)
    Exercise of stock options                                               0               0          61,157
    Retirement of treasury stock upon formation of
       Holding Company                                                345,317               0               0
                                                                 --------------------------------------------
BALANCE, December 31, 1997                                                  0          14,432      16,781,128
    Comprehensive Income:
    Net earnings for the year ended December 31, 1998                       0               0       1,502,121
    Change in unrealized gain (loss) on securities available
         for sale, net                                                      0          16,347          16,347
       Comprehensive Income                                                                         1,518,468
    Cash dividends ($.40 per share)                                         0               0        (713,927)
    Exercise of stock options                                               0               0          26,438
                                                                 --------------------------------------------
BALANCE, December 31, 1998                                       $          0    $     30,779    $ 17,612,107
                                                                 ============================================


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                                       1996             1997             1998
                                                                                   -------------    -------------    -------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
    Net earnings                                                                   $     984,469    $   2,062,869    $   1,502,121
    Adjustment to reconcile net earnings to net cash flows provided by (used in)
       operating activities:
       Depreciation                                                                      502,890          437,453          470,427
       Provision for losses on loans                                                     285,000          400,000          637,000
       Provision (benefits) for deferred taxes                                            19,585          (13,098)        (366,910)
    Net (gain) loss on sale and writedown of:
       Loans held for sale                                                              (255,718)        (359,575)        (690,311)
       Securities available for sale                                                         234           (1,276)               0
       Real estate owned                                                                 (11,911)          (7,975)         555,533
    Amortization, net                                                                    (80,890)        (375,488)        (367,383)
    Proceeds from sale of loans                                                       31,030,932       32,690,234       60,270,699
    Loans originated for sale                                                        (33,068,003)     (32,745,301)     (59,708,591)
    Decrease (increase) in accrued interest receivable                                    48,793          (50,194)         184,115
    Decrease (increase) in prepaid and other assets                                     (134,675)        (136,900)         168,749
    Increase (decrease) in other liabilities                                             254,912          (71,548)         168,975
                                                                                   -------------    -------------    -------------
              Net cash provided by (used in) operating activities                       (424,382)       1,829,201        2,824,424
                                                                                   -------------    -------------    -------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
    Principal collected on loans and securities                                       75,190,309       87,426,406      100,013,446
    Loans originated for portfolio                                                   (78,505,069)     (93,374,369)     (89,578,900)
    Loans purchased for portfolio                                                     (1,796,692)               0                0
    Net change in interest bearing deposits at other banks                             3,280,302       (1,004,689)     (25,972,064)
    Purchase of securities available for sale                                        (21,034,609)      (8,030,964)     (25,000,000)
    Proceeds from sale of securities                                                  14,002,109        1,194,724                0
    Proceeds from callable securities                                                          0                0        8,212,289
    Proceeds from maturing securities                                                 10,966,612        8,010,000       16,000,000
    Purchase of premises and equipment                                                (1,709,831)      (1,045,742)      (1,333,465)
    Proceeds from sale of premises and equipment                                          41,440                0                0
    Proceeds from sale of real estate                                                    819,736          534,124        1,240,520
                                                                                   -------------    -------------    -------------
                 Net cash provided by (used in) investing activities                   1,254,307       (6,290,510)     (16,418,174)
                                                                                   -------------    -------------    -------------
CASH FLOWS USED IN FINANCING ACTIVITIES:
    Net (increase) decrease in passbook, NOW, and money market deposit accounts         (167,735)         642,744        4,913,674
    Proceeds from sales of time deposits                                              28,342,280       35,186,606       39,317,362
    Payments from maturing time deposits                                             (18,203,399)     (29,859,239)     (28,920,754)
    Proceeds from borrowed funds                                                       6,250,000                0                0
    Payments on borrowed funds                                                       (16,350,000)        (110,000)        (120,000)
    Increase (decrease) in official checks and advance payments by borrowers
        for taxes and insurance                                                          307,992         (879,321)         304,466
    Proceeds from stock options exercised                                                      0           61,157           26,438
    Payments of dividends                                                               (641,674)        (712,552)        (713,927)
                                                                                   -------------    -------------    -------------
                 Net cash provided by (used in) financing activities                    (462,536)       4,329,395       14,807,259
                                                                                   -------------    -------------    -------------
NET INCREASE (DECREASE) IN CASH                                                          367,389         (131,914)       1,213,509

CASH AT BEGINNING OF PERIOD                                                            2,512,007        2,879,396        2,747,482
                                                                                   -------------    -------------    -------------
CASH AT END OF PERIOD                                                              $   2,879,396    $   2,747,482    $   3,960,991
                                                                                   =============    =============    =============
SUPPLEMENTAL DISCLOSURES:
    Cash payments for interest on deposits and borrowed funds                      $   8,427,805    $   8,878,245    $   9,281,566
    Cash payments for income taxes                                                       547,393        1,327,844          837,207
    Other real estate owned transferred to mortgage loans, net                                 0                0          934,107
    Real estate acquired through foreclosure                                             849,594        1,296,928        2,765,113


           See accompanying notes to consolidated financial statements

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998



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

         CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

         SECURITIES

         Securities are classified as available for sale and are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity, other comprehensive income. The available for sale category includes securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Included in securities available for sale is stock in the Federal Home Loan Bank, which is carried at cost.

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

         LOANS RECEIVABLE

         Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net of deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans. Loans that are 120 days contractually past due generally are placed on nonaccrual status, and uncollected accrued interest is reversed. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

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

         LOANS HELD FOR SALE

         Loans held for sale are carried at the lower of aggregate amortized cost or fair value as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 1997 or 1998.

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

         OTHER REAL ESTATE OWNED

         Other real estate owned acquired through foreclosure is carried at the fair value of the foreclosed property, less estimated costs of disposition at the date of foreclosure. Any excess of the recorded investment over fair value, less estimated cost of disposition of the property is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less cost of disposition below its carrying amount require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Cost relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

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

         EARNINGS PER SHARE

         Basic Earnings per share ("EPS) is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

         The following table represents the earnings per share calculations for the years ended December 31, 1996, 1997 and 1998:

                                                                       NET                          PER SHARE
                  FOR THE YEARS ENDED                                INCOME           SHARES          AMOUNT
              ----------------------------                        -----------        ---------        ------

              December 31, 1996
                  Basic earnings per share                        $   984,469        1,779,648        $ 0.55
                  Dilutive securities                                      --               --            --
                                                                  -----------        ---------        ------
                  Diluted earnings per share                      $   984,469        1,779,648        $ 0.55
                                                                  ===========        =========        ======

              December 31, 1997
                  Basic earnings per share                        $ 2,062,869        1,780,675        $ 1.16
                  Dilutive securities                                      --           14,425          0.01
                                                                  -----------        ---------        ------
                  Diluted earnings per share                      $ 2,062,869        1,795,100        $ 1.15
                                                                  ===========        =========        ======

              December 31, 1998
                  Basic earnings per share                        $ 1,502,121        1,780,116        $ 0.84
                  Dilutive securities                                      --           24,663          0.01
                                                                  -----------        ---------        ------
                  Diluted earnings per share                      $ 1,502,121        1,804,779        $ 0.83
                                                                  ===========        =========        ======

         NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement establishes standards for the way that public business enterprise report information about certain operating segments in annual financial statements and require that those enterprises report selected information about certain operating segments in interim financial reports to stockholders. This Statement was effective for fiscal year 1998. The Corporation's principal activities did not constitute separate reportable segments of its business as defined in SFAS No. 131, but encompassed traditional banking activities which offered similar products and services within the same primary geographic area and regulatory and economic environment. Therefore the Statement had no impact on the financial presentation of the Company.

         In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective as of the beginning of fiscal years ending after June 15, 1999. Management is in the process of assessing the impact of this Statement on the presentation of the Company's financial condition and results of operation.

         In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This Statement, an amendment to SFAS No. 65, requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability to sell or hold those investments. The Company adopted the provisions of this Statement on January 1, 1999; however, based on the Company's current operating activities, management does not believe that adoption of this Statement will have a material impact on the presentation of the Company's financial condition or results of operation.


2.       SECURITIES

         The amortized cost, unrealized gross gains and losses, and approximate fair value of securities available for sale at December 31, 1997 and 1998 are as follows:

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
                                                             ===========       ========      =========        ===========

                                                                                  December 31, 1998
                                                             ------------------------------------------------------------
                                                              Amortized       Unrealized     Unrealized          Fair
                                                                 Cost         Gross Gain     Gross Loss          Value
                                                             -----------      ----------     ----------       -----------

     U.S. Treasury Securities                                $ 4,009,635       $ 17,168      $       0        $ 4,026,803
     Securities of U.S. Government Agencies                   18,006,838         22,826        (33,859)        17,995,805
     Federal Home Loan Bank Stock                              1,472,600              0              0          1,472,600
     Other Securities                                             41,853              0              0             41,853
     Mortgage Backed-Securities                               16,837,227        200,019       (159,519)        16,877,727
                                                             -----------       --------      ---------        -----------
              Total                                          $40,368,153       $240,013      $(193,378)       $40,414,788
                                                             ===========       ========      =========        ===========

         At December 31, 1998, the amortized cost of the Bank's securities available for sale maturing in one year or less was $6,488,954, with fair values of $6,490,549; maturing one year through five years was $17,000,119 with fair values of $17,004,748; maturing five years through ten years was $3,600,381 with fair values of $3,676,611 after ten years was $13,278,699 with fair values of $13,242,880.

         Securities carried at approximately $23,681,000 at December 31,1998 were pledged to secure deposits.


3.       LOANS RECEIVABLE

         Loans receivable, net, are summarized as follows:

                                                                                  DECEMBER 31,         DECEMBER 31,
                                                                                      1997                 1998
                                                                                  ------------         ------------

         Real estate mortgage loans with variable rates                           $ 50,322,445         $ 40,515,083
         Real estate mortgage loans with fixed rates                                43,994,958           46,441,117
         Real estate construction loans                                             30,746,055           32,262,624
         Commercial loans                                                           14,298,567           12,247,791
         Consumer loans                                                              8,844,588           10,069,415
                                                                                  ------------         ------------
                                                                                   148,206,613          141,536,030
         Allowance for loan losses                                                  (1,234,309)          (1,200,586)
         Loans in process                                                           (9,082,657)         (11,143,030)
         Other unearned credits                                                       (213,610)            (230,773)
                                                                                  ------------         ------------
                                                                                  $137,676,037         $128,961,641
                                                                                  ============         ============

         During fiscal years 1997 and 1998 certain executive officers and directors of the Bank and its subsidiaries were loan customers of the Bank. Total loans outstanding to these persons at December 31, 1997 and 1998 amounted to $424,663 and $426,811 respectively. The change from December 31, 1997 to December 31, 1998 reflects payments amounting to $281,710 and advances of $283,858 made during the year.

         The Bank has a credit concentration in residential real estate mortgage loans. Approximately $93,000,000 and $86,000,000 at December 31, 1997 and 1998, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions.

         A reconciliation of the allowance for losses on loans is as follows:



                                                                                  For the Years Ended
                                                                     ---------------------------------------------
                                                                        1996              1997             1998
                                                                     ----------        ----------       ----------

              Balance at beginning of year                           $1,212,193        $1,197,854       $1,234,309

                  Provisions for losses                                 265,000           400,000          637,000
                  Less loans charged-off, net of recoveries
                                                                       (279,339)         (363,545)        (670,723)
                                                                     ----------        ----------       ----------
              Balance at end of period                               $1,197,854        $1,234,309       $1,200,586
                                                                     ==========        ==========       ==========

         The Bank was servicing first mortgage loans for others totaling $89,824,472 and $79,435,750 at December 31, 1997 and 1998,
         respectively.

         At December 31, 1998, the Bank had outstanding loan commitments of $19,896,323, including $11,143,030 in undisbursed construction loans in process; $7,332,433 in unused lines and letters of credit and credit cards; $1,420,860 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established of $1,420,860, all having terms ranging from 15 to 30 years.

         The recorded investment in impaired loans at December 31, 1997 and December 31, 1998 was approximately $840,000 and $521,000, respectively. There were $60,000 and $75,000 in specific reserves on these loans at December 31, 1997 and 1998, respectively. The average recorded investment in impaired loans during the year ended December 31, 1997 and 1998 was approximately $820,000 and $681,000, respectively. Interest income on impaired loans was not material for either period.


4.       PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 1997 and 1998 are summarized as follows:

                                                                                1997            1998
                                                                             ----------      -----------

              Land                                                           $  826,241      $   883,230
              Buildings and leasehold improvements                            5,348,017        6,073,018
              Furniture, fixtures, and equipment                              3,134,374        3,661,202
              Automobiles                                                        88,788          101,158
                                                                             ----------      -----------
                                                                              9,397,420       10,718,608
              Less accumulated depreciation                                   3,612,141        4,070,291
                                                                             ----------      -----------
                                                                             $5,785,279      $ 6,648,317
                                                                             ==========      ===========

         The Bank had noncancelable operating leases for the main and branch office sites. Office building and equipment expenses for the fiscal years ended December 31, 1996, 1997, and 1998, respectively, include rental expense under these leases of $97,516, $91,920, and $77,282, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

                                AT DECEMBER 31, 1998                                    Amount
                               ----------------------                                  --------

                               1999                                                    $ 54,084
                               2000                                                      54,083
                               2001                                                      49,284
                               2002                                                      49,284
                               2003                                                      39,900
                               Later years                                              289,500
                                                                                       --------
                                        Total                                          $536,135
                                                                                       ========


         The Bank had a lease agreement for the building in which the main office branch is located that generated income of $101,860, $93,277 and $92,946 for the fiscal years ended December 31, 1996, 1997, and 1998, respectively. During 1995 the Bank entered into a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $41,966, $50,000, and $50,000 for the fiscal years ended December 31, 1996, 1997, and 1998, respectively. This lease for $50,000 per year expires December 31, 2001.

5.       DEPOSITS

         Deposits at December 31, 1997 and 1998 are summarized as follows:

                                                                                      1997                1998
                                                                                  ------------        ------------

              Passbook accounts                                                   $ 15,713,749        $ 15,700,157
              NOW accounts                                                          12,082,057          14,180,056
              Money Market deposit accounts                                          9,935,210          10,314,237
              Noninterest-bearing accounts                                           6,025,439           8,475,679
                                                                                  ------------        ------------
                                                                                    43,756,455          48,670,129

              Time deposits
                  Fixed rate certificates less than $100,000                        94,255,401          99,923,087
                  Fixed rate certificates greater than $100,000                     41,022,007          45,775,840
                                                                                  ------------        ------------
                                                                                   135,277,408         145,698,927
                                                                                  ------------        ------------
                  Accrued interest                                                     343,349             318,438
                                                                                  ------------        ------------
                                                                                  $179,377,212        $194,687,494
                                                                                  ============        ============

         The amounts and scheduled maturities of time deposits at December 31, 1998 are as follows:

                                        1998                                 $ 99,642,021
                                        2000                                   30,811,877
                                        2001                                   10,549,036
                                        2002                                    2,365,369
                                        2003 and thereafter                     2,330,624
                                                                             ------------
                                                                             $145,698,927
                                                                             ============


         Interest expense on deposits is summarized as follows:

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                     1996                1997                 1998
                                                                  ----------          ----------           ----------

              Passbook                                            $  482,309          $  449,759           $  432,038
              NOW accounts                                           284,047             305,074              325,870
              Money Market deposit accounts                          321,396             417,427              377,751
              Time deposits                                        7,058,090           7,523,561            7,913,655
                                                                  ----------          ----------           ----------
                                                                  $8,145,842          $8,695,821           $9,049,314
                                                                  ==========          ==========           ==========


6.       BORROWED FUNDS

         Borrowed funds are summarized as follows:

                                                                                    1997          1998
                                                                                 ----------    ----------

              Warrants payable, maturing March 1, 2013 with a
                  weighted-average interest rate of 5.77% at
                  December 31, 1997 and 5.79% at December 31, 1998               $3,640,000    $3,520,000
                                                                                 ==========    ==========

         The Bank has an approved credit availability of $29,000,000 at the Federal Home Loan Bank of Atlanta. At December 31, 1997 and 1998, the Bank had no advances on this line of credit. The Bank periodically borrowed funds on a short-term basis from the Federal Home Loan Bank of Atlanta. There were no Federal Home Loan Bank advances outstanding during fiscal years 1997 and 1998.

7.       FORECLOSED REAL ESTATE

         Activity in the allowance for losses on foreclosed real estate in as follows:

                  Balance at December 31, 1997                      $         0
                  Provision charged to income                           536,000
                  Charge-offs, net of recoveries                              0
                                                                    -----------
                  Balance at December 31, 1998                      $   536,000
                                                                    ===========

8.       INCOME TAX EXPENSE (BENEFIT)

         Income tax expense, included in the consolidated statements of operations is comprised of the following:

                                                                FEDERAL               STATE                TOTAL
                                                              -----------          -----------          -----------

             Year ended December 31, 1996:
                 Current                                      $   515,148          $    78,637          $   593,785
                 Deferred                                          19,585                    0               19,585
                                                              -----------          -----------          -----------
                                                              $   534,733          $    78,637          $   613,370
                                                              ===========          ===========          ===========

             Year ended December 31, 1997:
                 Current                                      $ 1,065,889          $   135,419          $ 1,201,308
                 Deferred                                         (11,656)              (1,442)             (13,098)
                                                              -----------          -----------          -----------
                                                              $ 1,054,233          $   133,977          $ 1,188,210
                                                              ===========          ===========          ===========

             Year ended December 31, 1998:
                 Current                                      $ 1,035,469          $   111,496          $ 1,146,965
                 Deferred                                        (312,643)             (54,267)            (366,910)
                                                              -----------          -----------          -----------
                                                              $   722,826          $    57,229          $   780,055
                                                              ===========          ===========          ===========

         Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory rate of 34%, as follows:

                                                                               For the Years Ended
                                                                                   December 31,
                                                              ----------------------------------------------------
                                                                 1996                 1997                 1998
                                                              ----------           ----------           ----------

             Tax expense at federal income tax rate           $  543,265           $1,105,367           $  775,260
             Increase (decrease) resulting from:
                 Amortization of excess cost over net
                    assets acquired                               13,894               13,894               13,894

                 Other                                            56,211               68,949               (9,099)
                                                              ----------           ----------           ----------
                                                              $  613,370           $1,188,210           $  780,055
                                                              ==========           ==========           ==========

             Effective income tax rate                                38%                  37%                  34%
                                                              ==========           ==========           ==========

         Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability relate to the following:

                                                                               December 31,      December 31,
                                                                                   1997              1998
                                                                               -----------       -----------

              Book loan loss allowance                                         $   469,037       $   456,223
              Other real estate reserves                                                 0           203,680
              Termination of employee contracts                                     68,942            28,730
              Litigation settlement                                                109,332            90,095
              Loan fees                                                             35,573            21,343
                                                                               -----------       -----------
                            Deferred tax assets                                    682,884           800,071
                                                                               -----------       -----------
              Premises and equipment, principally due to difference in
                  depreciation
                                                                                  (473,337)         (480,573)
              Tax bad debt reserve                                                (175,936)          (32,671)
              FHLB stock dividends                                                (228,682)         (221,580)
              Unrealized gain on securities available for sale                      (7,163)          (15,856)
              Other, net                                                          (135,790)          (29,198)
                                                                               -----------       -----------
                            Deferred tax liability                              (1,020,908)         (779,878)
                                                                               -----------       -----------
              Net deferred tax asset (liability)                               $  (338,024)      $    20,193
                                                                               ===========       ===========


9.       COMPENSATION AND BENEFITS

         The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were approximately $30,000, $14,000 and $30,000 for the years ended December 31, 1996 , December 31, 1997 and December 31, 1998.

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


10.      LONG-TERM INCENTIVE COMPENSATION PLAN

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

         SFAS No. 123, Accounting for Stock-Based Compensation, is effective for the Company's December 31, 1998 financial statements. SFAS No. 123 allows companies to continue to record compensation cost under Accounting Principles Board Opinion ("APB") No. 25; and as a result, adoption of SFAS No. 123 did not affect the financial condition or results of operations of the Company. SFAS No. 123 does, however, require certain pro forma disclosures reflecting what compensation cost would have been if the fair value based method of recording compensation expense for stock-based compensation had been adopted. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

                                                                    FISCAL YEAR        FISCAL YEAR
                                                                       Ended              Ended
                                                                    December 31,       December 31,
                                                                        1997               1998
                                                                    -----------        -----------

           Net income--as reported                                  $ 2,062,869        $ 1,502,121
           Net income--pro forma                                      1,871,814          1,502,121

           Basic earnings per share--as reported                    $      1.16        $      0.84
           Basic earnings per share--pro forma                             1.05               0.84

           Diluted earnings per share--as reported                         1.15        $      0.83
           Diluted earnings per share--pro forma                           1.04               0.83


         A summary of the status of the Company's stock option plan at December 31, 1997 and 1998 and the changes during the years then ended is as follows:

                                                               1997                          1998
                                                     ------------------------       ------------------------
                                                                     Exercise                       Exercise
                                                     Shares           Price         Shares           Price
                                                     ------          --------       ------          --------

           Outstanding at beginning of year               0          $      0       60,060          $   8.81

           Granted                                   67,000              8.81            0                 0
           Exercised                                 (6,940)             8.81       (3,000)             8.81
                                                     ------          --------       ------          --------
           Outstanding at end of year                60,060          $   8.81       57,060          $   8.81
                                                     ======          ========       ======          ========

           Exercisable at end of year                60,060          $   8.81       57,060          $   8.81
                                                     ======          ========       ======          ========

           Fair value of options granted               5.93                             NA
                                                     ======                         ======


         The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk free interest rate based on zero coupon governmental issues at grant date with the maturity equal to the expected term of the option (6.36% for 1997), no expected forfeiture rate as options are immediately vested at date of grant, an expected stock volatility of 18% and an expected annual dividend yield of $.40 per share


11.      SPLIT IN STOCK

         On September 24, 1997, the Company announced that its Board of Directors declared a two-for-one split effect in the form of a 100% stock dividend payable to shareholders of record on October 15, 1997.

12.      STOCKHOLDERS' EQUITY

         Dividends are paid by the Company from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 1999 approximately $1,346,000 of the Bank's retained earnings was available for distribution without prior regulatory approval.

         The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and Bank maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 1998, that the Company and Bank meets all capital adequacy requirements imposed by its regulators.

         As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

         Actual capital amounts as well as required and well capitalized Tier I, total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

                                                                                                       Under Prompt
                                                                                For Capital             Corrective
                                                           Actual            Adequacy Purposes      Action Provisions
                                                      -----------------     -------------------    --------------------
                                                      Amount      Ratio      Amount       Ratio     Amount        Ratio
                                                      -------     -----     --------      -----    --------       -----
                                                                       (Dollar Amounts in Thousands)

       As of December 31, 1997:
           Total Capital (to Risk Weighted
              Assets):
              Consolidated                            $17,010      13.2%    >$10,274      >8.0%         N/A
                                                                            -             -

              Pinnacle Bank                            16,068      12.5     >$10,274      >8.0     >$12,843       >10.0%
                                                                            -             -        -              -

           Tier I capital (to Risk Weighted
              Assets):
              Consolidated                             16,211      12.6       >5,137      >4.0          N/A
                                                                              -           -

              Pinnacle Bank                            14,834      11.6       >5,137      >4.0       >7,706        >6.0
                                                                              -           -          -             -

           Tier I Capital (to Average Assets):
              Consolidated                             16,211       8.1       >8,027      >4.0          N/A
                                                                              -           -

              Pinnacle Bank                            14,834       7.4       >8,027      >4.0      >10,034        >5.0
                                                                              -           -         -              -

       As of December 31, 1998:
           Total Capital (to Risk Weighted
              Assets):
              Consolidated                             18,311      14.7       >9,936      >8.0          N/A
                                                                              -           -

              Pinnacle Bank                            17,490      14.1       >9,936      >8.0      >12,421       >10.0
                                                                              -           -          -            -

           Tier I capital (to Risk Weighted
              Assets):
              Consolidated                             17,110      13.8       >4,968       >4.0         N/A
                                                                              -            -

              Pinnacle Bank                            16,289      13.1       >4,968       >4.0      >7,452        >6.0
                                                                              -            -          -            -

           Tier I Capital (to Average Assets):
              Consolidated                             17,110       7.8       >8,735       >4.0         N/A
                                                                              -            -

              Pinnacle Bank                            16,289       7.5       >8,735       >4.0     >10,919        >5.0
                                                                              -            -        -              -

         COMPREHENSIVE INCOME

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

         In addition to net income, the Company has identified changes related to other nonowner transactions in the consolidated statement of changes in stockholders' equity and comprehensive income. For the Company, changes in other nonowner transactions consist entirely of changes in unrealized gains and losses on securities available for sale.

         In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the three years ended
         December 31:

                                                                                       1996
                                                                  -----------------------------------------------
                                                                   Before                                 After
                                                                     Tax                Tax                Tax
                                                                   Amount             Effect             Amount
                                                                  ---------          ---------          ---------

       Unrealized gains (losses) arising during the year          $(282,796)         $ (96,151)         $(186,645)
       Less reclassification for adjustments for gains
            (losses) included in net earnings                          (355)              (121)              (234)
                                                                  ---------          ---------          ---------
       Net change in unrealized gain/(loss) on securities         $(282,441)         $ (96,030)         $(186,411)
                                                                  =========          =========          =========


                                                                                       1997
                                                                  -----------------------------------------------
                                                                   Before                                 After
                                                                     Tax                Tax                Tax
                                                                   Amount             Effect             Amount
                                                                  --------           --------           --------

       Unrealized gains (losses) arising during the year          $130,651           $ 44,421           $ 86,230
       Less reclassification for adjustments for gains
            (losses) included in net earnings                        1,933                657              1,276
                                                                  --------           --------           --------
       Net change in unrealized gain/(loss) on securities         $128,718           $ 43,764           $ 84,954
                                                                  ========           ========           ========


                                                                                      1998
                                                                  ----------------------------------------------
                                                                   Before                                After
                                                                     Tax               Tax                Tax
                                                                   Amount            Effect             Amount
                                                                  -------            -------            -------

       Unrealized gains (losses )arising during the year          $25,040            $ 8,693            $16,347
       Less reclassification for adjustments for gains
            (losses) included in net earnings                           0                  0                  0
                                                                  -------            -------            -------
       Net change in unrealized gain/(loss) on securities         $25,040            $ 8,693            $16,347
                                                                  =======            =======            =======


 13.     FAIR VALUES OF FINANCIAL INSTRUMENTS

         SFAS No. 107, Disclosure About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments which include items recorded on the consolidated statement of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

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

         This summarizes the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107:

                                              AT DECEMBER 31, 1997          AT DECEMBER 31, 1998
                                            ------------------------      ------------------------
                                            CARRYING      ESTIMATED       CARRYING      ESTIMATED
                                             AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                            --------      ----------      --------      ----------
                                                                (In Thousands)

        ASSETS:
            Cash on hand and in banks       $  2,747       $  2,747       $  3,961       $  3,961
            Interest-bearing deposits          4,873          4,873         30,845         30,845
            Securities                        44,423         44,423         40,415         40,415
            Loans receivable, net            137,676        137,610        128,962        129,008
            Loan held for sale                 1,857          1,857          2,986          2,986
            Accrued interest                   1,570          1,570          1,386          1,386


        LIABILITIES:
            Deposits                        $179,377       $180,729       $194,687       $194,008
            Other borrowed funds               3,640          3,640          3,520          3,520


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


14.      CONTINGENCIES

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

         The FDIC Board of Directors approved a rule that established the special assessment necessary to recapitalize the SAIF as of March 31, 1995. The legislation provided that all SAIF member institutions pay a special one time assessment to recapitalize SAIF, which in the aggregate is sufficient to bring the reserve ratio in SAIF to 1.25% of insured deposits. Based upon its level of SAIF deposits as of March 31, 1995, the Bank's special assessment paid and expensed during the -year ended December 31, 1996 was $1,011,000.

15.      CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 1997 AND 1998

                                 (IN THOUSANDS)

                                                                   1997         1998
                                                                   ----         ----

ASSETS:
    Cash on hand in Banks                                       $       1    $       1
    Interest-bearing deposits in other banks                        1,394          914
    Investment in subsidiaries                                     15,404       16,732
                                                                ---------    ---------
                                                                   16,799    $  17,647
                                                                =========    =========

OTHER LIABILITIES                                               $      18    $      35
SHAREHOLDERS' EQUITY                                               16,781       17,612
                                                                ---------    ---------
                                                                $  16,799    $  17,647
                                                                =========    =========


                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                 (IN THOUSANDS)

                                                                 1997          1998
                                                                 ----          ----

INCOME:
    Dividend income, Pinnacle Bank                             $ 2,000       $   179
    Interest income                                                 64            50
              Total income                                       2,064

EXPENSES                                                            36            38


INCOME BEFORE EQUITY IN UNDISTRIBUTED
    INCOME OF SUBSIDIARY                                         2,028           191
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY                        35         1,311
                                                               -------       -------
              Net income                                       $ 2,063       $ 1,502
                                                               =======       =======

                            STATEMENTS OF CASH FLOWS

                           DECEMBER 31, 1997 AND 1998

                                 (IN THOUSANDS)

                                                                                                       1997        1998
                                                                                                       ----        ----

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                                       $ 2,063     $ 1,502
    Adjustments to reconcile net income to net cash provided by operating activities:
       Undistributed income of subsidiaries                                                              (35)     (1,311)
       Increase in other liabilities                                                                      18          17
                                                                                                     -------     -------
              Net cash provided by operating activities                                                2,046         208
                                                                                                     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from stock options exercised                                                                 61          26
    Cash dividends paid                                                                                 (712)       (714)
                                                                                                     -------     -------
              Net cash used in financing activities                                                     (651)       (688)
                                                                                                     -------     -------
INCREASE IN CASH AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                             0       1,395
                                                                                                     -------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                             $(1,395)    $   915
                                                                                                     =======     =======

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 1997, and December 31, 1998 follows:

                                                     FIRST            SECOND             THIRD             FOURTH
                                                    QUARTER           QUARTER           QUARTER            QUARTER
                                                  -----------       -----------       -----------        -----------

YEAR ENDED DECEMBER 31, 1997:
    Interest revenue                              $ 3,850,571       $ 3,963,278       $ 4,001,525        $ 4,105,712
    Net interest income after provision for
       loan losses                                  1,691,271         1,667,138         1,683,628          1,536,249
    Noninterest income                                317,993           359,834           326,894            334,997
    Noninterest expense                             1,108,139         1,189,501         1,128,784          1,159,777
    Net income                                        502,329           524,897           553,169            445,283
    Basic and diluted earnings per share                  .28               .30               .31                .27
    Diluted earnings per share                            .28               .30               .31                .26

YEAR ENDED DECEMBER 31, 1998:
    Interest revenue                              $ 3,933,246       $ 3,940,113       $ 4,014,797        $ 4,032,797
    Net interest income after provision for
       loan losses                                  1,558,599         1,526,925         1,306,347          1,640,940
    Noninterest income                                399,464           404,464            (5,512)           262,039
    Noninterest expense                             1,187,566         1,163,511         1,207,869          1,254,144
    Net income                                        503,093           501,158            77,976            419,894
    Basic earnings per share                              .28               .28               .04                .24
    Diluted earnings per share                            .28               .28               .04                .23

                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O. H. Brown
                   CPA - Lapidus, Tuck, Raymond & Fowler, P.C.

                                 James W. Cannon
              Senior Vice President - Operations, Burton Golf, Inc.

                               Melvin R. Kacharos
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                            Murphy Manufacturing,Inc.

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                  Max W. Perdue
                                     Retired

                                  Al H. Simmons
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                              J. T. "Jabo" Waggoner
                                 Vice President,
                        Public Affairs HealthSouth Corp.

                      OFFICERS -- PINNACLE BANCSHARES, INC.

                              Robert B. Nolen, Jr.
                             President and Treasurer

                                 Mary Jo Gunter
                                 Vice President

                                Thomas L. Sherer
                                    Secretary

                            OFFICERS - PINNACLE BANK

                              Robert B. Nolen, Jr.
                                    President

                                Thomas L. Sherer
                                    Secretary

                                 Mary Jo Gunter
                      Senior Vice President Banking Service

                                   John Kirby
                     Senior Vice President Birmingham Region



                                  C. Ray Fowler
                  Vice President - Internal Audit & Compliance

                                Marilyn K. Gober
                         Vice President - Retail Banking

                                  Marie Guthrie
                                   Controller

                            William O. Hairston, Jr.
                 Vice President - Lending & Business Development

                                  Jaye Ottinger
                        Vice President - Mortgage Lending

                                 Carl Schoettlin
                            Vice President - Lending

                                  Carmen Sparks
                         Vice President - Loan Servicing

                                  Brenda Steele
                        Vice President - Deposit Accounts

                                   Pam Elliott
                          Haleyville Regional President

                               Edward A. Davidson
                          Birmingham Regional President

                                   Linda Woods
                              Office Manager - Mall

                                 Bonnie Sanford
                            Office Manager - Sumiton

                                     OFFICES
               Main Office, 1811 2nd Avenue/Jasper (205/221-4111)
             Mall Office, 204 Highway 78 East/Jasper (205/221-1322)
          Sumiton Office, Bryan Road and U.S. 78/Sumiton (205/648-6091)
          Haleyville Office, 1012 20th Street/Haleyville (205/486-2225) Birmingham South, 2013 Canyon Road/Birmingham (205/822-2265)
        Trussville Office, 2064 Gadsden Highway/Trussville (205/661-9625)

                                 TRANSFER AGENT
                              The Bank of New York.
                               New York, New York

                                 GENERAL COUNSEL
                     Maddox, MacLaurin, Nicholson & Thornley
                                 Jasper, Alabama

                                 SPECIAL COUNSEL
                                   Kutak Rock
                                Washington, D.C.

                                    AUDITORS
                               Arthur Andersen LLP
                               Birmingham, Alabama

                             ADDITIONAL INFORMATION
                  Analysts, stockholders and any other parties
                 interested in obtaining additional information
                          may contact Marie Guthrie at
            Post Office Box 1388, Jasper AL 35502-1388 (205/221-4111)

                                 ANNUAL MEETING
      The 1999 Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                     204 19th Street East, Jasper, Alabama
                          at 11:00 a.m. on May 26, 1999





                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 1999 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388