Form 10KSB40, Exhibit 13
period 1999-12-31
PINNACLE BANCSHARES INC
filed 2000-03-30
CIK 1022243

                                                                      EXHIBIT 13


                          BALANCE SHEET AND OTHER DATA

                                                       AT DECEMBER 31,
                                                   -----------------------
                                                     1999           1998
                                                   --------       --------
                                                    (Dollars in thousands)
TOTAL AMOUNT OF:
    Assets                                         $231,032       $218,086
    Loans, net                                      146,430        128,962
    Interest-bearing deposits in other banks          2,177         30,845
    Securities available-for-sale                    64,599         40,415
    Loans held for sale                                 894          2,986
    Deposits                                        189,175        194,687
    Borrowed funds                                   21,890          3,520
    Stockholders' equity                             17,849         17,612
NUMBER OF:
    Real estate loans outstanding                     3,419          3,589
    Savings accounts                                 17,509         16,136
    Full-service offices open                             6              6




                          STATEMENT OF OPERATIONS DATA

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1999        1998        1997
                                                            -------     -------     -------
                                                                    (In thousands)
INTEREST INCOME                                             $16,130     $15,921     $15,858

INTEREST EXPENSE                                              9,238       9,251       8,903
                                                            -------     -------     -------
   Net interest income before provision for loan losses       6,892       6,670       6,955

PROVISION FOR LOAN LOSSES                                       177         637         400
                                                            -------     -------     -------
   Net interest income after provision for loan losses        6,715       6,033       6,555

NONINTEREST INCOME                                            1,116       1,060       1,359

NONINTEREST EXPENSE                                           5,195       4,813       4,663

INCOME TAX EXPENSE                                              958         778       1,188
                                                            -------     -------     -------
   Net income                                               $ 1,678     $ 1,502     $ 2,063
                                                            =======     =======     =======

                                   OTHER DATA

                                                                                 FOR THE YEARS ENDED
                                                                                    DECEMBER 31,
                                                                              ------------------------
                                                                              1999      1998      1997
                                                                              ----      ----      ----
Interest rate spread                                                           3.2%      3.2%      3.5%
Yield on average interest earning assets                                       7.8       8.1       8.4
Return on assets (net income divided by average total assets)                  0.8       0.7       1.0
Return on equity (net income divided by average equity)                        9.4       8.6      12.7
Equity-to-assets ratio (average equity divided by total average assets)        8.0       8.0       8.1
Dividend payout ratio (dividends declared divided
    by net income)                                                            42.7      48.2      34.5


                          YIELDS EARNED AND RATES PAID

         The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.


                                                                    FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                  ------------------------
                                                                  1999      1998      1997
                                                                  ----      ----      ----
         Weighted average yield on loans........................   8.9%      9.0%      9.1%
         Weighted average yield on securities available-
            for-sale ...........................................   5.9       6.4       6.5
         Weighted average yield on all interest-earning
            assets..............................................   7.8       8.1       8.4
         Weighted average rate paid on deposits.................   4.6       4.9       4.9
         Weighted average rate paid on
            borrowed funds......................................   5.8       5.8       5.7
         Weighted average rate paid on all interest-
            bearing liabilities ................................   4.6       4.9       4.9
         Interest rate spread (spread between weighted
            average rate on all interest-bearing assets and
            all interest bearing-liabilities)...................   3.2       3.2       3.5
         Net yield (net interest income as percentage of
            interest-earning assets)............................   3.3       3.4       3.7

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

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. During fiscal year 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to further expand in the Birmingham market as appropriate opportunities become available.

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

ASSET LIABILITY MANAGEMENT

The Securities and Exchange Commission issued final rules in January 1997 governing disclosure requirements for financial instruments, including derivatives. The final rules require a detailed description of the accounting policies used for derivatives, as well as qualitative and quantitative disclosures regarding market risk exposures.

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

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $796,000. This hypothetical loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

FINANCIAL CONDITION

Total deposits decreased $5.5 million, to $189.2 million at December 31, 1999 as compared to $194.7 million at December 31, 1998. This decrease was due primarily to a decrease in time deposits of $4.1 million as a result of rate competition. Total assets increased $12.9 million, to $231.0 million at December 31, 1999, compared to $218.1 million at December 31, 1998. This increase was primarily due to an increase in net loans receivable of approximately $15.3 million, an increase in securities available-for-sale of approximately $24.2 million, an increase in cash of approximately $1.3 million and an increase in all other assets of approximately $1.3 million. This increase was offset by a decrease in interest bearing deposits of approximately $28.7 million and a decrease in other real estate owned of approximately $650,000.

During the fiscal year ended December 31, 1999, the Bank increased its short term borrowings from the Federal Home Loan Bank of Atlanta ("FHLB") by $18.5 million. The increase in borrowings along with the proceeds from loan repayments and interest bearing deposits was used to fund lending activities.

The Company's investment portfolio increased to $64.6 million at December 31, 1999 from $40.4 million at December 31, 1998. The increase was partially attributable to purchases of securities with the proceeds from other interest bearing deposits. The entire portfolio is classified as "available-for-sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly in stockholders' equity. See "--Liquidity" and Note 2 of Notes to Consolidated Financial Statements.

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

NET INCOME. The Company reported net income of approximately $1.7 million, $1.5 million, and $2.1 million for the fiscal years ended December 31, 1999, December 31, 1998, and December 31,1997, respectively. The increase from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999 was primarily attributable to two factors: a $460,000 decrease in the provision for loan losses and a $108,000 decrease in the loss on the sale of other real estate owned. The decrease from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998 was due primarily to two factors: an increase in losses on the sale and writedown of other real estate owned of $560,000 and a $240,000 increase in the provision for loan losses.

INTEREST REVENUE. Interest income on loans and securities increased approximately $900,000 from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999. Interest income on loans and securities decreased by approximately $600,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999 was primarily due to an increase in the average balance of loans and securities outstanding of approximately $21.7 million which offset the slight decreases in yields earned. The decrease from fiscal year 1997 to fiscal year 1998 was primarily due to a decrease in the average balance of loans and securities outstanding of approximately $5.2 million.

Other interest decreased approximately $700,000 from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999. Other interest increased approximately $670,000 from the fiscal year ended 1997 to the fiscal year ended 1998. The decrease from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999 was due primarily to a decrease in the average balance of interest-bearing deposits in other banks of approximately $11.6 million. The increase from fiscal year 1997 to fiscal year 1998 was due primarily to an increase in the average balance of interest-bearing deposits in other banks of approximately $12.4 million. The proceeds from other interest-bearing deposits were used to fund lending activities.

INTEREST EXPENSE. Interest expense on deposits decreased approximately $200,000 from the fiscal year ended December 31, 1999 compared to the fiscal year ended December 31, 1998. Interest expense on deposits increased approximately $350,000 from the fiscal year ended December 31, 1997 compared to the fiscal year ended December 31, 1998. The decrease from fiscal year 1998 to fiscal year ended December 31, 1999 was due to the combination of a decrease in the weighted average rate paid on deposits and a decrease in the average balance of deposits. The increase from fiscal year 1997 to fiscal year 1998 was due primarily to an increase in the average balance outstanding of approximately $7.0 million.

Interest expense on borrowed funds increased approximately $200,000 from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999. Interest expense on borrowed funds decreased approximately $5,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from fiscal year 1998 to fiscal year 1999 was due primarily to an increase in the average balance of borrowed funds of approximately $3.4 million. The decrease from fiscal year 1997 to fiscal year 1998 was due primarily to a decrease in the average balance outstanding of approximately $120,000.

PROVISIONS FOR LOAN LOSSES. Provisions for loan losses are based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provisions for losses on loans were $177,000, $637,000, and $400,000 for the fiscal years ended December 31, 1999, 1998, and 1997, respectively. The decrease from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999 was primarily due to improved performance of the loan portfolio as evidenced by the decrease in the level of charge-offs incurred by the Company. The total charge-offs were $226,000, $718,000 and $428,000 for fiscal years ended December 31, 1999, 1998 and 1997, respectively.

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly. Total nonaccural loans, which include loans on nonaccrual status and loans 120 days past due, were approximately $1.1 million and $1.2 million at December 31, 1999 and 1998, respectively.

NONINTEREST INCOME. Noninterest income, which includes fees and charges on deposit accounts and existing loans, service fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased approximately $56,000 from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999 Other noninterest income decreased approximately $299,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from fiscal year 1998 to fiscal year 1999 was due primarily to an increase in fees and service charges on deposit accounts of approximately $59,000, a decrease in the loss on sale of real estate owned of approximately $108,000, an increase in real estate operations, net of approximately $50,000, and an increase in all other noninterest income of approximately $75,000. This was offset by a decrease in net gain on sale of mortgage loans of approximately $206,000, and a decrease in service fee income and other fee income on loans of approximately $30,000. The decrease from fiscal year 1997 to fiscal year 1998 was due primarily to an increase in loss on the sale of real estate owned of approximately $564,000, a decrease on real estate operations, net of approximately $39,000, a decrease in service fee income of approximately $23,000 as well as other slight decreases in other noninterest income, and was offset by an increase in the gain on sale of mortgage loans of approximately $331,000.

NONINTEREST EXPENSE. Noninterest expense increased $382,000 from the fiscal year ended December 31, 1998 to the fiscal year ended December 31, 1999. Noninterest expense increased approximately $150,000 from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998. The increase from the fiscal year ended December 31, 1999 to the fiscal year ended December 31, 1998, was due primarily to an increase in compensation expense of approximately $238,000, an increase in occupancy expense of approximately $119,000, an increase in marketing and professional expense of approximately $16,000, and an increase in legal expense of approximately $30,000. This increase was offset by a decrease in all other noninterest expense of approximately $21,000. The increase from fiscal year 1997 to fiscal year 1998 was due to an increase in compensation expense of approximately $100,000, an increase in occupancy expense of approximately $14,000, an increase in FDIC premiums of approximately $20,000 and an increase on other expenses of approximately $56,000, and was offset by a decrease in marketing and professional expense of approximately $40,000.

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

In the ordinary course of its business, the Company's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity of sales of other earning assets including securities. The entire investment portfolio at December 31, 1999, was classified as available-for-sale, with a fair value of $64.6 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 1999, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and short-term investments totaled approximately $72.1 million, compared to $75.5 million at December 31, 1998. This decrease of $3.4 million was primarily attributable to an increase in loan portfolio growth.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB of Atlanta and other sources. At December 31, 1999, the Bank had an approved credit availability of $29.0 million at the FHLB of Atlanta. At December 31, 1999 the Bank had $18,500,000 in advances on this credit line. The Bank also has a discount window borrowing agreement of $5,873,000 with the Federal Reserve Bank of Atlanta. At December 31, 1999 the Bank has no borrowing on this discount window borrowing agreement.

CAPITAL RESOURCES. The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 1999 was approximately $17.8 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the FDIC require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 1999, the Company and the Bank satisfied the minimum regulatory capital requirement and was "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

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

YEAR 2000

Expenses incurred in preparation for the year 2000 totaled approximately $34,000, all of which were expensed by December 31, 1999. The Company experienced no material adverse effects related to the year 2000.

                      MARKET PRICE AND DIVIDEND INFORMATION


The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 1999, the Company had 1,792,086 shares of common stock outstanding and 403 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                                    PRICE RANGE
                                                    COMMON STOCK
                                                 -------------------
                                                   HIGH        LOW
                                                 -------     -------
         Fiscal Year Ended December 31, 1999
             First quarter                       $12         $ 9
             Second quarter                       11-3/16      9-1/2
             Third quarter                        10-1/8       8-1/2
             Fourth quarter                        9-1/2       8

         Fiscal Year Ended December 31, 1998:
             First quarter                       $17-3/4     $ 15-5/8
             Second quarter                       16-1/2       15-1/4
             Third quarter                        13-1/2       11-1/2
             Fourth quarter                       12           11-1/2


Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 1999 and 1998. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. (a Delaware corporation) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                     ARTHUR ANDERSEN LLP



Birmingham, Alabama
February 18, 2000

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1999 AND 1998



                                                                        1999            1998
                                                                   -------------    ------------
ASSETS:
    Cash on hand and in banks                                      $   5,289,619    $  3,960,991
    Interest-bearing deposits in other banks                           2,177,294      30,845,417
    Securities available-for-sale                                     64,599,164      40,414,788
    Loans held for sale                                                  893,733       2,985,698
    Loans receivable, net of allowance for loan losses
       of $1,222,978 and $1,200,586, respectively                    146,429,690     128,961,641
    Real estate owned, net                                             1,521,533       2,174,956
    Premises and equipment, net                                        6,995,375       6,648,317
    Excess cost over net assets acquired                                 388,220         429,086
    Accrued interest receivable                                        1,982,134       1,386,208
    Other assets                                                         754,801         278,412
                                                                   -------------    ------------
              Total assets                                         $ 231,031,563    $218,085,514
                                                                   =============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
    Deposits                                                       $ 189,174,804    $194,687,494
    Borrowed funds                                                    21,890,000       3,520,000
    Official checks outstanding                                        1,529,946       1,140,849
    Other liabilities                                                    588,051       1,125,064
                                                                   -------------    ------------
              Total liabilities                                      213,182,801     200,473,407
                                                                   -------------    ------------
COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 14)

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share, no shares issued,
       100,000 authorized                                                      0               0
    Common stock, par $.01 per share, 1,792,086 and 1,789,586
       outstanding, 10,000,000 authorized                                 17,921          17,895
    Additional paid-in capital                                         8,131,746       8,109,740
    Retained earnings                                                 10,414,858       9,453,693
    Accumulated other comprehensive income, net of tax                  (715,763)         30,779
                                                                   -------------    ------------
              Total stockholders' equity                              17,848,762      17,612,107
                                                                   -------------    ------------
              Total liabilities and stockholders' equity           $ 231,031,563    $218,085,514
                                                                   =============    ============

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               FOR THE YEARS ENDED

                        DECEMBER 31, 1999, 1998, AND 1997

                                                           1999            1998           1997
                                                       ------------    ------------    -----------
INTEREST REVENUES:
    Interest on loans                                  $ 12,041,424    $ 12,217,381    $12,546,254
    Interest and dividends on securities                  3,760,885       2,717,566      2,991,456
    Other interest                                          328,178         986,139        319,952
                                                       ------------    ------------    -----------
                                                         16,130,487      15,921,086     15,857,662
INTEREST EXPENSE:
    Interest on deposits                                  8,831,557       9,049,314      8,695,821
    Interest on borrowed funds                              406,927         201,961        207,317
                                                       ------------    ------------    -----------
                                                          9,238,484       9,251,275      8,903,138
                                                       ------------    ------------    -----------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES      6,892,003       6,669,811      6,954,524
PROVISION FOR LOAN LOSSES                                   177,000         637,000        400,000
                                                       ------------    ------------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       6,715,003       6,032,811      6,554,524
                                                       ------------    ------------    -----------
NONINTEREST INCOME:
    Fees and service charges on deposit accounts            460,864         401,765        407,042
    Service fee income, net                                 189,954         213,614        236,590
    Fees and charges on loans                               231,524         237,891        233,901
    Real estate operations, net                             121,460          71,731        110,256
    Net gain (loss) on sale or write-down of:
       Loans held for sale                                  484,066         690,311        359,575
       Real estate owned                                   (447,900)       (555,553)         7,975
    Other income                                             76,493             696          4,503
                                                       ------------    ------------    -----------
                                                          1,116,461       1,060,455      1,359,842
                                                       ------------    ------------    -----------
 NONINTEREST EXPENSE:
    Compensation and benefits                             2,908,928       2,671,066      2,570,730
    Occupancy                                             1,148,041       1,029,451      1,015,553
    FDIC insurance premiums                                 113,730         109,870         90,126
    Marketing and professional                              159,730         143,007        182,938
    Legal                                                    71,947          42,098         42,064
    Other                                                   792,846         817,598        761,876
                                                       ------------    ------------    -----------
                                                          5,195,222       4,813,090      4,663,287
                                                       ------------    ------------    -----------
INCOME BEFORE INCOME TAX EXPENSE                          2,636,242       2,280,176      3,251,079
INCOME TAX EXPENSE                                          958,520         778,055      1,188,210
                                                       ------------    ------------    -----------
NET INCOME                                             $  1,677,722    $  1,502,121    $ 2,062,869
                                                       ============    ============    ===========
BASIC EARNINGS PER SHARE                               $       0.94    $       0.84    $      1.16
DILUTED EARNINGS PER SHARE                             $       0.93    $       0.83    $      1.15
CASH DIVIDENDS PER SHARE                               $       0.40    $       0.40    $      0.40
WEIGHTED AVERAGE SHARES OUTSTANDING                       1,791,079       1,780,116      1,780,675
WEIGHTED AVERAGE DILUTED SHARES                           1,796,474       1,804,779      1,795,100


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

                                                                                                          Accumulated
                                                Common Stock      Additional                                 Other        Total
                                           -------------------     Paid-in       Retained      Treasury  Comprehensive Stockholders'
                                             Shares     Amount     Capital       Earnings       Stock        Income       Equity
                                           ---------   -------    ----------    -----------    ---------   ---------    -----------
BALANCE, December 31, 1996                 1,864,000   $18,640    $8,366,717    $ 7,315,182    $(345,317)  $ (70,522)   $15,284,700
                                                                                                                        -----------
  Comprehensive Income:
  Net Income                                       0         0             0      2,062,869            0           0      2,062,869
    Change in unrealized gain (loss) on
        securities available-for-sale, net         0         0             0              0            0      84,954         84,954
                                                                                                                        -----------
      Comprehensive Income                                                                                                2,147,823
  Cash dividends ($.40 per share)                  0         0             0       (712,552)           0           0       (712,552)
  Exercise of stock options                    6,940        69        61,088              0            0           0         61,157
  Retirement of treasury stock upon
     formation of Holding Company            (84,354)     (844)     (344,473)             0      345,317           0              0
                                           ---------   -------    ----------    -----------    ---------   ---------    -----------
BALANCE, December 31, 1997                 1,786,586    17,865     8,083,332      8,665,499            0      14,432     16,781,128
                                                                                                                        -----------
  Comprehensive Income:
  Net Income                                       0         0             0      1,502,121            0           0      1,502,121
  Change in unrealized gain (loss) on
       securities available-for-sale, net          0         0             0              0            0      16,347         16,347
                                                                                                                        -----------
     Comprehensive Income                                                                                                 1,518,468
  Cash dividends ($.40 per share)                  0         0             0       (713,927)           0           0       (713,927)
  Exercise of stock options                    3,000        30        26,408              0            0           0         26,438
                                           ---------   -------    ----------    -----------    ---------   ---------    -----------
BALANCE, December 31, 1998                 1,789,586    17,895     8,109,740      9,453,693            0      30,779     17,612,107
                                                                                                                        -----------
  Comprehensive Income:
  Net Income                                       0         0             0      1,677,722            0           0      1,677,722
  Change in unrealized gain (loss) on
       securities available-for-sale, net          0         0             0              0            0    (746,542)      (746,542)
                                                                                                                        -----------
     Comprehensive Income                                                                                                   931,180
  Cash dividends ($.40 per share)                  0         0             0       (716,557)           0           0       (716,557)
  Exercise of stock options                    2,500        26        22,006              0            0           0         22,032
                                           ---------   -------    ----------    -----------    ---------   ---------    -----------
BALANCE, December 31, 1999                 1,792,086   $17,921    $8,131,746    $10,414,858    $       0   $(715,763)   $17,848,762
                                           =========   =======    ==========    ===========    =========   =========    ===========

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                     1999            1998            1997
                                                                                 ------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                   $  1,677,722   $   1,502,121   $   2,062,869
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                                   556,802         470,427         437,453
       Provision for losses on loans                                                  177,000         637,000         400,000
       Provision for losses on real estate owned                                      458,785         536,000               0
       Provision (benefit) for deferred taxes                                         (13,068)       (366,910)        (13,098)
    Net (gain) loss on sale and write-down of:
       Loans held for sale                                                           (484,066)       (690,311)       (359,575)
       Premises and equipment                                                            (500)              0               0
       Securities available-for-sale                                                       93               0          (1,276)
       Real estate owned                                                              (10,885)         19,533          (7,975)
    Amortization, net                                                                (430,375)       (367,383)       (375,488)
    Proceeds from sale of loans                                                    49,910,385      60,270,699      32,690,234
    Loans originated for sale                                                     (47,334,354)    (59,708,591)    (32,745,301)
    Decrease (increase) in accrued interest receivable                               (595,926)        184,115         (50,194)
    Decrease (increase) in other assets                                                (8,877)        168,749        (136,900)
    Increase (decrease) in other liabilities                                         (498,820)        168,975         (71,548)
                                                                                 ------------   -------------   -------------
              Net cash provided by operating activities                             3,403,916       2,824,424       1,829,201
                                                                                 ------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Principal collected on loans and securities                                    97,634,566     100,013,446      87,426,406
    Loans originated for portfolio                                                (89,578,900)    (93,374,369)   (109,496,846)
    Net change in interest bearing deposits at other banks                         28,668,123     (25,972,064)     (1,004,689)
    Purchase of securities available-for-sale                                     (46,915,405)    (25,000,000)     (8,030,964)
    Proceeds from sale of securities available-for-sale                             4,000,093               0       1,194,724
    Proceeds from maturing and callable securities                                 11,620,700      24,212,289       8,010,000
    Purchases of premises and equipment                                              (913,508)     (1,333,465)     (1,045,742)
    Proceeds from sales of premises and equipment                                      10,148               0               0
    Proceeds from sale of real estate owned                                           823,344       1,240,520         534,124
                                                                                 ------------   -------------   -------------
                 Net cash used in investing activities                            (14,568,785)    (16,418,174)     (6,290,510)
                                                                                 ------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in passbook, NOW, and money market deposit accounts    (1,385,634)      4,913,674         642,744
    Proceeds from sales of time deposits                                           19,999,705      39,317,362      35,186,606
    Payments on maturing time deposits                                            (24,126,761)    (28,920,754)    (29,859,239)
    Net increase in borrowed funds                                                 18,370,000        (120,000)       (110,000)
    Increase (decrease) in official checks and advance payments by borrowers
        for taxes and insurance                                                       330,712         304,466        (879,321)
    Proceeds from stock options exercised                                              22,032          26,438          61,157
    Payments of cash dividends                                                       (716,557)       (713,927)       (712,552)
                                                                                 ------------   -------------   -------------
                 Net cash provided by  financing activities                        12,493,497      14,807,259       4,329,395
                                                                                 ------------   -------------   -------------
NET INCREASE (DECREASE) IN CASH                                                     1,328,628       1,213,509        (131,914)

CASH AT BEGINNING OF PERIOD                                                         3,960,991       2,747,482       2,879,396
                                                                                 ------------   -------------   -------------
CASH AT END OF PERIOD                                                            $  5,289,619   $   3,960,991   $   2,747,482
                                                                                 ============   =============   =============
SUPPLEMENTAL DISCLOSURES:
    Cash payments for interest on deposits and borrowed funds                    $  9,176,467   $   9,281,566   $   8,878,245
    Cash payments for income taxes                                                  1,330,263         837,207       1,327,844
    Real estate owned transferred to mortgage loans, net                                    0         934,107               0
    Real estate acquired through foreclosure                                          617,821       2,765,113       1,296,928


          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1.       SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

         Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

         NATURE OF OPERATIONS

         The Bank is primarily in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in five offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

         PERVASIVENESS OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned.

         CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

         SECURITIES

         Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value on securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive income. The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Included in securities available-for-sale is stock in the Federal Home Loan Bank, which is carried at cost as there is no market for this stock.

         Amortization of premiums and accretion of discounts are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

         LOANS HELD FOR SALE

         Loans held for sale are carried at the lower of aggregate amortized cost or fair value as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses during December 31, 1999, 1998, or 1997.

         LOAN SALES

         Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

         LOANS RECEIVABLE

         Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method which approximates the level yield method over the lives of the related loans. Loans that are 120 days contractually past due generally are placed on nonaccrual status, and uncollected accrued interest is reversed. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

         ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

         LOAN ORIGINATION FEES, LOAN COMMITMENT FEES AND PREMIUMS AND DISCOUNTS

         Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loans over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

         REAL ESTATE OWNED

         Real estate owned acquired through foreclosure is carried at the fair value of the foreclosed property, less estimated costs of disposition at the date of foreclosure. Any excess of the recorded investment over fair value, less estimated cost of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less cost of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

         The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate.

         LONG-LIVED ASSETS

         Land is carried at cost. Premises and equipment are stated at cost less depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any profits or loss resulting therefrom is reflected in the accompanying consolidated statement of income.

         The excess of cost over fair value of net assets acquired (goodwill) arose from a merger which was accounted for under the purchase method of accounting and is being amortized over its estimated useful life of 20 years. Accumulated amortization at December 31, 1999 and 1998 was approximately $602,667 and $561,802, respectively.

         The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of income. There were no impairment losses recorded during any period reported herein.

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

         The following table represents the earnings per share calculations for the years ended December 31, 1999, 1998 and 1997:

                                               NET                   PER SHARE
              FOR THE YEARS ENDED            INCOME       SHARES       AMOUNT
              -------------------          ----------    ---------    --------
         December 31, 1999
             Basic earnings per share      $1,677,722    1,791,079    $   0.94
             Dilutive securities                   --        5,395        0.01
                                           ----------    ---------    --------
             Diluted earnings per share    $1,677,722    1,796,474    $   0.93
                                           ==========    =========    ========
         December 31, 1998
             Basic earnings per share      $1,502,121    1,780,116    $   0.84
             Dilutive securities                   --       24,663        0.01
                                           ----------    ---------    --------
             Diluted earnings per share    $1,502,121    1,804,779    $   0.83
                                           ==========    =========    ========

         December 31, 1997
             Basic earnings per share      $2,062,869    1,780,675    $   1.16
             Dilutive securities                   --       14,425        0.01
                                           ----------    ---------    --------
             Diluted earnings per share    $2,062,869    1,795,100    $   1.15
                                           ==========    =========    ========

2.       SECURITIES

         The amortized cost, unrealized gross gains and losses, and approximate fair value of securities available-for-sale at December 31, 1999 and 1998 are as follows:

                                                                    December 31, 1999
                                                   ------------------------------------------------------
                                                    Amortized    Unrealized   Unrealized         Fair
                                                      Cost       Gross Gain   Gross Loss         Value
                                                   -----------    --------    -----------     -----------
         Securities of U.S. Government Agencies    $48,000,000    $694,512    $(1,579,000)    $47,115,512
         Federal Home Loan Bank Stock                  925,000           0              0         925,000
         Other Securities                               40,695           0              0          40,695
         Mortgage-Backed Securities                 16,767,721      16,315       (266,079)     16,517,957
                                                   -----------    --------    -----------     -----------
                  Total                            $65,733,416    $710,827    $(1,845,079)    $64,599,164
                                                   ===========    ========    ===========     ===========


                                                                    December 31, 1998
                                                   ------------------------------------------------------
                                                    Amortized    Unrealized   Unrealized         Fair
                                                      Cost       Gross Gain   Gross Loss         Value
                                                   -----------    --------    -----------     -----------
         U.S. Treasury Securities                  $ 4,009,635    $ 17,168    $         0     $ 4,026,803
         Securities of U.S. Government Agencies     18,006,838      22,826        (33,859)     17,995,805
         Federal Home Loan Bank Stock                1,472,600           0              0       1,472,600
         Other Securities                               41,853           0              0          41,853
         Mortgage-Backed Securities                 16,837,227     200,019       (159,519)     16,877,727
                                                   -----------    --------    -----------     -----------
                  Total                            $40,368,153    $240,013    $  (193,378)    $40,414,788
                                                   ===========    ========    ===========     ===========

         The amortized cost and estimated fair value of securities available-for-sale at December 31, 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    AMORTIZED         FAIR
                                                      COST           VALUE
                                                   -----------    -----------
         Due in one year or less                   $ 1,000,000    $   998,762
         Due after one year through five years      47,000,000     46,116,750
         Due after five years through ten years         40,695         40,695
                                                   -----------    -----------
                                                    48,040,695     47,156,207
         Federal Home Loan Bank Stock                  925,000        925,000
         Mortgage-Backed Securities                 16,767,721     16,517,957
                                                   -----------    -----------
                                                   $65,733,416    $64,599,164
                                                   ===========    ===========

         Securities carried at approximately $18,326,000, and $23,681,000 at December 31, 1999, and 1998, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $15,153,000 and $15,327,000 at December 31, 1999 and 1998, respectively. Proceeds from sales of securities available-for-sale were $4,000,093, $0 and $1,194,724 in 1999, 1998, and 1997, respectively. Gross gains of $0, $0, and $1,276 and gross losses of $93, $0, and $0 were realized on those sales.


3.       LOANS RECEIVABLE

         Loans receivable, net, are summarized as follows:

                                                            DECEMBER 31,      DECEMBER 31,
                                                                1999              1998
                                                           -------------     -------------
         Real estate mortgage loans with variable rates    $  42,848,539     $  40,515,083
         Real estate mortgage loans with fixed rates          51,438,830        46,441,117
         Real estate construction loans                       38,446,289        32,262,624
         Commercial loans                                     14,363,880        12,247,791
         Consumer loans                                       12,442,463        10,069,415
                                                           -------------     -------------
                                                             159,540,001       141,536,030
         Allowance for loan losses                            (1,222,978)       (1,200,586)
         Loans in process                                    (11,580,237)      (11,143,030)
         Other unearned amounts                                 (307,096)         (230,773)
                                                           -------------     -------------
                                                           $ 146,429,690     $ 128,961,641
                                                           =============     =============

         During fiscal years 1999 and 1998, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 1999 and 1998 amounted to $345,494 and $426,811, respectively. The change from December 31, 1998 to December 31, 1999 reflects payments amounting to $486,575, advances of $448,911 made during the year, and loans no longer related of $43,653.

         The Bank has a credit concentration in residential real estate mortgage loans. Approximately $96,000,000 and $86,000,000 at December 31, 1999 and 1998, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 1999, the largest amount loaned by the Bank to one borrower was $2.6 million which was approximately 15% of the Company's stockholders' equity.

         A reconciliation of the allowance for loan losses is as follows:

                                                                     For the Years Ended
                                                          -------------------------------------------
                                                              1999            1998            1997
                                                          -----------     -----------     -----------
         Balance at beginning of year                     $ 1,200,586     $ 1,234,309     $ 1,197,854
             Provision                                        177,000         637,000         400,000
             Less loans charged-off, net of recoveries       (154,608)       (670,723)       (363,545)
                                                          -----------     -----------     -----------
         Balance at end of year                           $ 1,222,978     $ 1,200,586     $ 1,234,309
                                                          ===========     ===========     ===========

         The Bank was servicing first mortgage loans for others totaling $71,206,596 and $79,435,750 at December 31, 1999 and 1998,
         respectively.

         At December 31, 1999, the Bank had outstanding loan commitments of $21,747,112 including $11,580,237 in undisbursed construction loans in process; $8,995,602 in unused lines and letters of credit and credit cards; and $1,171,273 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

         The recorded investment in impaired loans at December 31, 1999 and December 31, 1998 was approximately $331,000 and $521,000, respectively. There were $66,000 and $75,000 in specific reserves on these loans at December 31, 1999 and 1998, respectively. The average recorded investment in impaired loans during the year ended December 31, 1999 and 1998 was approximately $325,088 and $681,000, respectively. Interest income on impaired loans was not material for either period.

4.       REAL ESTATE OWNED

         Activity in the allowance for losses on real estate owned is as follows:


                                            For the Years Ended
                                           ----------------------
                                              1999         1998
                                           ---------     --------
         Balance at beginning of year      $ 536,000     $      0
         Provision                           458,785      536,000
         Charge-offs, net of recoveries     (313,005)           0
                                           ---------     --------
         Balance at end of year            $ 681,780     $536,000
                                           =========     ========

         There was no allowance for losses on real estate owned at December 31, 1997 and no activity for the year then ended.

5.       PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

                                                     1999           1998
                                                 -----------    -----------
         Land                                    $   883,230    $   883,230
         Buildings and leasehold improvements      6,294,008      6,073,018
         Furniture, fixtures, and equipment        4,116,499      3,661,202
         Automobiles                                 114,683        101,158
                                                 -----------    -----------
                                                  11,408,420     10,718,608
         Less accumulated depreciation             4,413,045      4,070,291
                                                 -----------    -----------
                                                 $ 6,995,375    $ 6,648,317
                                                 ===========    ===========

         The Bank had noncancelable operating leases for the main and branch office sites. Office building and equipment expenses for the fiscal years ended December 31, 1999, 1998, and 1997, respectively, include rental expense under these leases of $84,770, $77,282, and $91,920, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

                        AT DECEMBER 31, 1999                         Amount
                        --------------------                         ------
                               2000                                 $ 54,383
                               2001                                   54,683
                               2002                                   54,683
                               2003                                   45,300
                               2004                                   45,300
                               Thereafter                            252,300
                                                                    --------
                                        Total                       $505,149
                                                                    ========

         The Bank had a lease agreement for the building in which the main office branch is located that generated income of $85,976, $92,946 and $93,277 for the fiscal years ended December 31, 1999, 1998, and 1997, respectively. During 1995 the Bank entered into a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $50,000, for each of the fiscal years ended December 31, 1999, 1998, and 1997, respectively, and expires December 31, 2001.

6.       DEPOSITS

         Deposits at December 31, 1999 and 1998 are summarized as follows:

                                                                1999            1998
                                                           ------------    ------------
         Passbook accounts                                 $ 14,798,171    $ 15,700,157
         NOW accounts                                        15,068,042      14,180,056
         Money Market deposit accounts                        9,771,744      10,314,237
         Noninterest-bearing accounts                         7,646,537       8,475,679
                                                           ------------    ------------
                                                             47,284,494      48,670,129
         Time deposits
          Fixed-rate certificates less than $100,000         95,933,310      99,923,087
          Fixed-rate certificates greater than $100,000      45,573,456      45,775,840
                                                           ------------    ------------
                                                            141,506,766     145,698,927
                                                           ------------    ------------
             Accrued interest                                   383,544         318,438
                                                           ------------    ------------
                                                           $189,174,804    $194,687,494
                                                           ============    ============

         The amounts and scheduled maturities of time deposits at December 31, 1999 are as follows:

                          2000                               $  110,756,172
                          2001                                   21,273,279
                          2002                                    5,563,686
                          2003                                    2,255,118
                          2004 and thereafter                     1,658,511
                                                               ------------
                                                               $141,506,766
                                                               ============



         Interest expense on deposits is summarized as follows:

                                             FOR THE YEARS ENDED DECEMBER 31,
                                          --------------------------------------
                                             1999          1998          1997
                                          ----------    ----------    ----------
         Passbook accounts                $  398,237    $  432,038    $  449,759
         NOW accounts                        309,081       325,870       305,074
         Money Market deposit accounts       414,692       377,751       417,427
         Time deposits                     7,709,547     7,913,655     7,523,561
                                          ----------    ----------    ----------
                                          $8,831,557    $9,049,314    $8,695,821
                                          ==========    ==========    ==========

7.       BORROWED FUNDS

         Borrowed funds are summarized as follows:

                                                                       1999         1998
                                                                   -----------   ----------
         Warrants payable, maturing March 1, 2013 with a
             weighted-average interest rate of 5.81% at
             December 31, 1999 and 5.79% at December 31, 1998      $ 3,390,000   $3,520,000
                                                                   ===========   ==========
         Short term advances from the Federal Home Loan Bank of
             Atlanta: $7,500,000 with an interest rate of 5.97%
             maturing January 28, 2000; $6,000,000 with an
             interest rate of 5.95% maturing March 15, 2000; and
             $5,000,000 with an interest rate of 6.25% maturing
             October 27, 2000                                      $18,500,000   $       --
                                                                   ===========   ==========

         The Bank has an approved credit availability of $29,000,000 at the Federal Home Loan Bank of Atlanta. During fiscal year 1999 the Bank periodically borrowed funds on a short term basis from the Federal Home Loan Bank of Atlanta. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 1999 was $19,500,000 and the average amount outstanding during 1999 was $3,550,000. There were no advances during the fiscal year ended December 31, 1998.

         During fiscal year 1999 the bank established a discount window borrowing agreement with the Federal Reserve Bank of Atlanta with a maximum credit availability of $5,873,000. During fiscal year 1999 there were no borrowings on this discount window borrowing agreement. Securities carried at $5,851,000 at December 31, 1999 were pledged to secure this discount window borrowing agreement.

8.       INCOME TAXES

         Income tax expense, included in the consolidated statements of operations, is comprised of the following:

                                           FEDERAL         STATE          TOTAL
                                         -----------    -----------    -----------
         Year ended December 31, 1999:
             Current                     $   818,179    $   153,409    $   971,588
             Deferred                        (11,005)        (2,063)       (13,068)
                                         -----------    -----------    -----------
                                         $   807,174    $   151,346    $   958,520
                                         ===========    ===========    ===========
         Year ended December 31, 1998:
             Current                     $ 1,033,469    $   111,496    $ 1,144,965
             Deferred                       (312,643)       (54,267)      (366,910)
                                         -----------    -----------    -----------
                                         $   720,826    $    57,229    $   778,055
                                         ===========    ===========    ===========
         Year ended December 31, 1997:
             Current                     $ 1,065,889    $   135,419    $ 1,201,308
             Deferred                        (11,656)        (1,442)       (13,098)
                                         -----------    -----------    -----------
                                         $ 1,054,233    $   133,977    $ 1,188,210
                                         ===========    ===========    ===========

         Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory rate of 34%, as follows:

                                                              For the Years Ended
                                                                  December 31,
                                                    ----------------------------------------
                                                       1999            1998           1997
                                                    ---------     -----------     ----------
         Tax expense at federal income tax rate     $ 896,322     $   775,260     $1,105,367
         Increase (decrease) resulting from:
             Amortization of excess cost over net
                assets acquired                        13,894          13,894         13,894
             Other                                    (48,304)         (9,099)        68,949
                                                    ---------     -----------     ----------
                                                    $ 958,520     $   778,055     $1,188,210
                                                    =========     ===========     ==========
         Effective income tax rate                         36%             34%            37%
                                                    =========     ===========     ==========

         Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset relate to the following:

                                                            December 31,   December 31,
                                                                1999           1998
                                                            -----------      ---------
         Allowance for loan losses                          $   462,929      $ 423,552
         Unrealized loss on securities available-for-sale       418,419              0
         Other real estate reserves                             116,489        203,680
         Litigation reserves                                     38,426         90,095
         Other, net                                              15,423         50,073
                                                            -----------      ---------
                       Deferred tax asset                     1,051,686        767,400
                                                            -----------      ---------
         Depreciation                                          (455,822)      (480,573)
         FHLB stock                                            (128,328)      (221,580)
         Unrealized gain on securities available-for-sale             0        (15,856)
         Other, net                                                   0        (29,198)
                                                            -----------      ---------
                       Deferred tax liability                  (584,150)      (747,207)
                                                            -----------      ---------
         Net deferred tax asset                             $   467,536      $  20,193
                                                            ===========      =========


9.       COMPENSATION AND BENEFITS

         The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were approximately $41,000, $30,000 and $14,000 for the years ended December 31, 1999, December 31, 1998 and December 31, 1997.

         The Company and the Bank have an employment agreement with a key officer. This agreement provides for salary continuation for the remaining term of the contract and insurance benefits for a 12 month period in the event of a change in control of the Company. This contract expires in April 2002. Maximum aggregate liability to the company at December 31, 1999 is approximately $359,000.


10.      LONG-TERM INCENTIVE COMPENSATION PLAN

         The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock. In addition, each option expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

         A summary of the status of the Company's stock option plan at December 31, 1999, 1998, and 1997 and the changes during the years then ended is as follows:

                                                    1999                 1998               1997
                                              ------------------   -----------------  -----------------
                                                       Exercise            Exercise           Exercise
                                              Shares     Price     Shares    Price    Shares    Price
                                              ------    --------   ------   --------  ------   --------
         Outstanding at beginning of year     57,060    $   8.81   60,060   $   8.81       0   $      0

         Granted                              48,500       10.13        0          0  67,000       8.81
         Exercised                            (2,500)       8.81   (3,000)      8.81  (6,940)      8.81
                                             -------    --------   ------   --------  ------   --------
         Outstanding at end of year          103,060    $   9.26   57,060   $   8.81  60,060   $   8.81
                                             =======    ========   ======   ========  ======   ========
         Exercisable at end of year           54,560    $   8.81   57,060   $   8.81  60,060   $   8.81
                                             =======    ========   ======   ========  ======   ========
         Fair value of options granted       $  2.07                   NA           $   5.93
                                             =======               ======             ======

         In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to record compensation cost under Accounting Principles Board Opinion ("APB") No. 25 and, accordingly does not recognize compensation cost for options granted at or above market value of the related stock. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

                                                    FISCAL YEAR     FISCAL YEAR     FISCAL YEAR
                                                       Ended           Ended           Ended
                                                    December 31,    December 31,    December 31,
                                                        1999            1998            1997
                                                   -------------   -------------   -------------
         Net income--as reported                   $   1,677,722   $   1,502,121   $   2,062,869
         Net income--pro forma                         1,386,377       1,502,121       1,871,814

         Basic earnings per share--as reported     $        0.94   $        0.84   $        1.16
         Basic earnings per share--pro forma                0.77            0.84            1.05

         Diluted earnings per share--as reported   $        0.93   $        0.83   $        1.15
         Diluted earnings per share--pro forma              0.77            0.83            1.04

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                               1999          1998     1997
                                               ----          ----     ----
         Expected dividend yield             $   0.40        N/A     $   0.40
         Expected stock price volatility           27%       N/A          18%
         Risk-free interest rate                 5.59%       N/A        6.36%
         Expected life of option              4 years        N/A      4 years

11.      STOCKHOLDERS' EQUITY

         Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2000 approximately $1.7 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

         The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and Bank maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 1999 and 1998, that the Company and Bank meet all capital adequacy requirements imposed by its regulators.

         As of December 31, 1999 and 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

         Actual capital amounts as well as required and well capitalized Tier I, total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

                                                                                                 To be Well-
                                                                              For Capital        Capitalized
                                                                                                 Under Prompt
                                                                               Adequacy           Corrective
                                                             Actual            Purposes        Action Provisions
                                                         -------------    ----------------    ------------------
                                                         Amount  Ratio    Amount     Ratio    Amount     Ratio
                                                         ------  -----    ------     -----    ------     -----
                                                                        (Dollar Amounts in Thousands)
         As of December 31, 1999:
             Total Capital (to Risk Weighted Assets):
                Consolidated                             19,359   14.7%  >$10,509     >8.0%       N/A      N/A
                                                                         -            -
                Pinnacle Bank                            17,929   13.6   >$10,509     >8.0%   >$13,136   >10.0%
                                                                         -            -       -          -
             Tier I capital (to Risk Weighted
                Assets):
                Consolidated                             18,136   13.8     >5,254     >4.0        N/A      N/A
                                                                           -          -
                Pinnacle Bank                            16,706   12.7     >5,254     >4.0    > 7,881    > 6.0
                                                                           -          -       -          -

             Tier I Capital (to Average Assets):
                Consolidated                             18,136    8.0     >9,103     >4.0        N/A      N/A
                                                                           -          -
                Pinnacle Bank                            16,706    7.3     >9,103     >4.0    >11,379    > 5.0
                                                                           -          -       -          -
         As of December 31, 1998:
             Total Capital (to Risk Weighted Assets):
                Consolidated                             18,311   14.7     >9,936     >8.0        N/A      N/A
                                                                           -          -
                Pinnacle Bank                            17,490   14.1     >9,936     >8.0    >12,421    >10.0
                                                                           -          -       -          -
             Tier I capital (to Risk Weighted
                Assets):
                Consolidated                             17,110   13.8     >4,968     >4.0        N/A      N/A
                                                                           -          -
                Pinnacle Bank                            16,289   13.1     >4,968     >4.0    > 7,452    > 6.0
                                                                           -          -       -          -
             Tier I Capital (to Average Assets):
                Consolidated                             17,110    7.8     >8,735     >4.0        N/A      N/A
                                                                           -          -
                Pinnacle Bank                            16,289    7.5     >8,735     >4.0    >10,919    > 5.0
                                                                           -          -       -          -

         COMPREHENSIVE INCOME

         Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

         In addition to net income, the Company has identified changes related to other nonowner transactions in the consolidated statements of changes in stockholders' equity. For the Company, changes in other nonowner transactions consist entirely of changes in unrealized gains and losses on securities available-for-sale.

         In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the three years ended December 31:

                                                                               1999
                                                              -------------------------------------
                                                                Before                      After
                                                                 Tax           Tax           Tax
                                                                Amount        Effect        Amount
                                                              -----------    ---------    ---------
         Unrealized gains (losses) arising during the         $(1,180,746)   $ 434,297    $(746,449)
             year
         Less reclassification for adjustments for gains
              (losses) included in net earnings                      (141)         (48)         (93)
                                                              -----------    ---------    ---------
         Net change in unrealized gain/(loss) on securities   $(1,180,887)   $ 434,345    $(746,542)
                                                              ===========    =========    =========

                                                                               1998
                                                              -------------------------------------
                                                                Before                      After
                                                                 Tax           Tax           Tax
                                                                Amount        Effect        Amount
                                                              -----------    ---------    ---------
         Unrealized gains (losses) arising during the         $    25,040    $   8,693    $  16,347
             year
         Less reclassification for adjustments for gains
              (losses) included in net earnings                         0            0            0
                                                              -----------    ---------    ---------
         Net change in unrealized gain/(loss) on securities   $    25,040    $   8,693    $  16,347
                                                              ===========    =========    =========


                                                                               1997
                                                              -------------------------------------
                                                                Before                      After
                                                                 Tax           Tax           Tax
                                                                Amount        Effect        Amount
                                                              -----------    ---------    ---------
         Unrealized gains (losses) arising during the         $   130,651    $  44,421    $  86,230
             year
         Less reclassification for adjustments for gains
              (losses) included in net earnings                     1,933          657        1,276
                                                              -----------    ---------    ---------
         Net change in unrealized gain/(loss) on securities   $   128,718    $  43,764    $  84,954
                                                              ===========    =========    =========

 12.     FAIR VALUES OF FINANCIAL INSTRUMENTS

         SFAS No. 107, Disclosure About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

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

         A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

                                           AT DECEMBER 31, 1999    AT DECEMBER 31, 1998
                                           --------------------    --------------------
                                           CARRYING  ESTIMATED     CARRYING  ESTIMATED
                                            AMOUNT   FAIR VALUE     AMOUNT   FAIR VALUE
                                            ------   ----------     ------   ----------
                                                          (In Thousands)
         ASSETS:
             Cash on hand and in banks     $  5,290   $  5,290     $  3,961   $  3,961
             Interest-bearing deposits        2,177      2,177       30,845     30,845
             Securities                      64,599     64,599       40,415     40,415
             Loans receivable, net          146,430    146,128      128,962    129,008
             Loans held for sale                894        894        2,986      2,986
             Accrued interest receivable      1,982      1,982        1,386      1,386

         LIABILITIES:
             Deposits                      $189,175   $189,471     $194,687   $194,008
             Other borrowed funds            21,890     21,890        3,520      3,520
             Accrued interest payable           447        447          385        385

         The following methods and assumptions were used by the Company in estimating the fair values provided above:

         CASH ON HAND AND IN BANKS AND INTEREST-BEARING DEPOSITS. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying value of accrued interest in these instruments approximates fair value.

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

         LOANS RECEIVABLE, NET. For loans with rates that are repriced in coordination with movements in market rates and with no significant credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair value.

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

         OFF-BALANCE SHEET ITEMS. The Company's off-balance sheet instruments consist of commitments to extend credit, primarily one-to-four-family mortgages; unfunded commitments of credit, primarily unfunded construction loans; and standby letters of credit. The carrying amount of unamortized fees related to these items is not material and, because of the absence of any known credit risk, the estimated fair value of these unamortized fees approximates the carrying value.


13.      CONTINGENCIES

         LITIGATION. The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14.      CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 1999 AND 1998

                                 (IN THOUSANDS)


                                                              1999        1998
                                                             -------     -------
ASSETS:
    Cash on hand and in banks                                $     1     $     1
    Interest-bearing deposits in other banks                   1,475         914
    Investment in subsidiaries                                16,419      16,732
                                                             -------     -------
              Total assets                                   $17,895     $17,647
                                                             =======     =======
OTHER LIABILITIES                                            $    46     $    35
STOCKHOLDERS' EQUITY                                          17,849      17,612
                                                             -------     -------
              Total liabilities and stockholders' equity     $17,895     $17,647
                                                             =======     =======




                            STATEMENTS OF OPERATIONS

                               FOR THE YEARS ENDED

                        DECEMBER 31, 1999, 1998, AND 1997

                                 (IN THOUSANDS)

                                                  1999       1998       1997
                                                 ------     ------     ------
INCOME:
    Dividend income, Pinnacle Bank               $1,217     $  179     $2,000
    Interest income                                  45         50         64
                                                 ------     ------     ------
           Total income                           1,262        229      2,064

EXPENSES:                                            17         38         36
                                                 ------     ------     ------
INCOME BEFORE EQUITY IN UNDISTRIBUTED
     INCOME OF SUBSIDIARY                         1,245        191      2,028
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY        433      1,311         35
                                                 ------     ------     ------
           Net income                            $1,678     $1,502     $2,063
                                                 ======     ======     ======

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                 (IN THOUSANDS)

                                                                      1999         1998         1997
                                                                    -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                      $ 1,678      $ 1,502      $ 2,063
    Adjustments to reconcile net income to net cash provided by operating activities:
       Undistributed income of subsidiaries                            (433)      (1,311)         (35)
       Increase in other liabilities                                     11           17           18
                                                                    -------      -------      -------
              Net cash provided by operating activities               1,256          208        2,046
                                                                    -------      -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from stock options exercised                                22           26           61
    Cash dividends paid                                                (717)        (714)        (712)
                                                                    -------      -------      -------
              Net cash used in financing activities                    (695)        (688)        (651)
                                                                    -------      -------      -------
INCREASE IN CASH AND CASH EQUIVALENTS                                   561          480        1,395
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          915        1,395            0
                                                                    -------      -------      -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $ 1,476      $   915      $ 1,395
                                                                    =======      =======      =======

SELECTED QUARTERLY INFORMATION  (UNAUDITED)


A summary of unaudited results of operations for each quarter of the years ended December 31, 1999, and December 31, 1998 follows:

                                                  FIRST         SECOND           THIRD           FOURTH
                                                 QUARTER        QUARTER         QUARTER         QUARTER
                                                ----------     ----------     -----------      ----------
YEAR ENDED DECEMBER 31, 1999:
    Interest revenue                            $3,896,651     $3,930,271     $ 4,040,385      $4,263,180
    Interest expense                             2,302,127      2,245,392       2,261,335       2,429,630
    Net interest income after provision for
       loan losses                               1,467,524      1,564,879       1,759,050       1,923,550
    Noninterest income                             440,976        340,373         262,955          72,157
    Noninterest expense                          1,295,511      1,241,385       1,242,451       1,415,875
    Net income                                     386,269        410,660         488,655         392,138
    Basic and diluted earnings per share               .22            .23             .27             .22
    Diluted earnings per share                         .21            .23             .27             .22

YEAR ENDED DECEMBER 31, 1998:
    Interest revenue                            $3,933,246     $3,940,113     $ 4,014,797      $4,032,797
    Interest expense                             2,233,647      2,272,188       2,358,450       2,386,990
    Net interest income after provision for
       loan losses                               1,558,599      1,526,925       1,306,347       1,640,940
    Noninterest income                             399,464        404,464          (5,512)        262,039
    Noninterest expense                          1,187,566      1,163,511       1,207,869       1,254,144
    Net income                                     503,093        501,158          77,976         419,894
    Basic earnings per share                           .28            .28             .04             .24
    Diluted earnings per share                         .28            .28             .04             .23

                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O. H. Brown
                      Warren Averett Kimbrough & Marino,LLC

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

                                  Carmen Sparks
                         Vice President - Loan Servicing

                                  Brenda Steele
                        Vice President - Deposit Accounts

                                   Pam Elliott
                          Haleyville Regional President

                               Edward A. Davidson
                          Birmingham Regional President

                                   Linda Woods
                              Office Manager - Mall

                                  Susie Roberts
                     Vice President-Office Manager - Sumiton

                                     OFFICES
               Main Office, 1811 2nd Avenue/Jasper (205/221-4111)
             Mall Office, 204 Highway 78 East/Jasper (205/221-1322)
           Sumiton Office, 790 Highway 78 East/Sumiton (205/648-6091)
         Haleyville Office, 1012 20th Street/Haleyville (205/486-2225)
          Birmingham South, 2013 Canyon Road/Birmingham (205/822-2265)
       Trussville Office, 2064 Gadsden Highway/Trussville (205/661-9625)

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

                                 ANNUAL MEETING
       The2000 Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                     204 19th Street East, Jasper, Alabama
                          at 11:00 a.m. on May 24, 2000





                                   FORM 10-KSB
                 A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL
                    REPORT ON FORM 10-KSB FOR THE FISCAL YEAR
                     ENDED DECEMBER 31, 1999, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2000 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388