Form 10KSB, Exhibit 13
period 2000-12-31
PINNACLE BANCSHARES INC
filed 2001-04-02
CIK 1022243

PINNACLE BANCSHARES, INC.
                     LETTER TO OUR STOCKHOLDERS AND FRIENDS






Dear Stockholders:

     In 2000, Pinnacle Bancshares, Inc. earned $1,742,000, or $.97 per share. This represents an increase of 4% over 1999.

     The increase in net income for 2000 was primarily attributable to a $384,000 decrease in the loss on the sale of other real estate owned. The increase in net income for the year was achieved despite a $353,000 increase in the provision for losses on loans and a $125,000 decrease in the net gain on loans held for sale, which are carried at the lower of aggregate amortized cost or fair value. The increase in the provision for loan losses in 2000 was primarily due to overall loan portfolio growth with a greater emphasis on commercial, construction and consumer lending. Total loans receivable, net increased $5,600,000, to $152,000,000 at December 31, 2000.

     The Board of Directors and management of the Company and Pinnacle Bank are committed to enhancing shareholder value through continued growth in our market area. We continue to believe that your Company is best positioned by delivering quality services to Pinnacle Bank's customers.

     We greatly appreciate your support.

                                   Sincerely,




                                  Robert B. Nolen, Jr.
                                  President and Chief Executive Officer
                                  Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                          BALANCE SHEET AND OTHER DATA

                                                             AT DECEMBER 31,
                                                         -----------------------
                                                            2000        1999
                                                          (Dollars in Thousands)
TOTAL AMOUNT OF:
      Assets                                               $230,269     $231,032
      Loans, net                                            152,021      146,430
      Interest-bearing deposits in other banks                1,136        2,177
      Securities available-for-sale                          61,069       64,599
      Loans held for sale                                     1,337          894
      Deposits                                              187,471      187,884
      Borrowed funds                                         20,500       21,890
      Stockholders' equity                                   19,230       17,849
NUMBER OF:
      Real estate loans outstanding                           3,209        3,419
      Savings accounts                                       14,962       17,509
      Full-service offices open                                   6            6




                          STATEMENT OF OPERATIONS DATA

                                                               FOR THE YEARS
                                                             ENDED DECEMBER 31,
                                                             ------------------

                                                                2000      1999
                                                                ----      ----
                                                                (In Thousands)
INTEREST INCOME                                                $17,805   $16,130

INTEREST EXPENSE                                                10,573     9,238
                                                               -------   -------
    Net interest income before provision for loan losses         7,232     6,892

PROVISION FOR LOAN LOSSES                                          530       177
                                                               -------   -------
    Net interest income after provision for loan losses          6,702     6,715

NONINTEREST INCOME                                               1,250     1,116

NONINTEREST EXPENSE                                              5,152     5,195

INCOME TAX EXPENSE                                               1,058       958
                                                               -------   -------
    Net income                                                 $ 1,742   $ 1,678
                                                               =======   =======

                                   OTHER DATA

                                                                          FOR THE YEARS ENDED
                                                                             DECEMBER 31,
                                                                             ------------
                                                                             2000    1999
                                                                             ----    ----
Interest rate spread                                                         3.2%    3.2%
Yield on average interest earning assets                                     8.3     7.8
Return on assets (net income divided by average total assets)                0.8     0.8
Return on equity (net income divided by average equity)                     10.6     9.4
Equity-to-assets ratio (average equity divided by total average assets)      8.0     8.0
Dividend payout ratio (dividends declared divided
      by net income)                                                        40.8    42.7

                          YIELDS EARNED AND RATES PAID

     The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.


                                                     FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                                        ------------
                                                       2000    1999
                                                       ----    ----

Weighted average yield on loans ...................     9.3%   8.9%

Weighted average yield on securities available-
    for-sale ......................................     6.0    5.9

Weighted average yield on all interest-earning
    assets ........................................     8.3    7.8

Weighted average rate paid on deposits ............     4.9    4.6

Weighted average rate paid on
    borrowed funds ................................     6.4    5.8

Weighted average rate paid on all interest-
    bearing liabilities ...........................     5.1    4.6

Interest rate spread (spread between weighted
    average rate on all interest-bearing assets and
    all interest bearing-liabilities) .............     3.2    3.2

Net yield (net interest income as percentage of
    interest-earning assets) ......................     3.4    3.3

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

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. During fiscal year 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market as appropriate opportunities become available.

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing , among other things, the Company's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

ASSET-LIABILITY MANAGEMENT

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

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on- and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net gain in fair value of the underlying instruments of approximately $560,000. This hypothetical gain is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

FINANCIAL CONDITION

Total deposits decreased approximately $600,000, to $187.5 million at December 31, 2000 from $187.9 million at December 31, 1999. This decrease was primarily a result of rate competition. Total assets decreased $763,000, to $230.3 million at December 31, 2000, compared to $231.0 million at December 31, 1999. This decrease was due primarily to a decrease in securities available-for-sale of approximately $3.5 million and a decrease in cash and interest bearing deposits in other banks of approximately $2.9 million. This increase was offset by an increase in loans receivable, net of approximately $5.6 million and a slight increase in all other assets of approximately $37,000.

During the fiscal years ended December 31, 2000 and 1999, the Bank periodically borrowed funds from the Federal Home Loan Bank of Atlanta ("FHLB"). The proceeds from borrowings along with the proceeds from loan repayments were used to fund lending activities.

The Company's securities portfolio decreased to $61.1 million at December 31, 2000 from $64.6 million at December 31, 1999. The decrease was primarily due to principal repayments on mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly in stockholders' equity. See the "Liquidity" discussion herein and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net increased $5.6 million, to $152.0 million at December 31, 2000 from $146.5 million at December 31, 1999. This increase was primarily due to a decrease in the sale of loans of approximately $14.0 million during the fiscal year ended December 31, 2000. Management decided to retain more loans in the Company's portfolio during 2000.

RESULTS OF OPERATIONS

GENERAL. The Company's income is derived from net interest income, which is the difference between interest income on loans and securities and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, operating expenses, and income taxes. Although changes in interest rates necessarily lead to changes in net interest income, the level and direction of overall interest rates have had a minimal impact on the Company's operations to date.

NET INCOME. The Company reported net income of $1,742,000 for the fiscal year ended December 31, 2000, compared with net income of $1,678,000 in the prior year. The increase in net income for the year was attributable to a $384,000 decrease in loss on sales of real estate owned. Additionally, the increase in net income was achieved despite a $353,000 increase in the provision for loan losses and a $125,000 decrease in the net gain on loans held for sale.

INTEREST INCOME. Interest income on loans and securities increased approximately $1.7 million from the fiscal year ended December 31, 1999 to the fiscal year ended December 31, 2000. The increase was primarily due to an increase in the average balance of loans and securities outstanding of approximately $13.4 million, as well as an increase in yields from 7.8% in 1999 to 8.30% in 2000.

Other interest decreased approximately $200,000 from the fiscal year ended December 31, 1999 to the fiscal year ended December 31, 2000. The decrease was primarily due to a decrease in the average balance of interest-bearing deposits in other banks of approximately $5.0 million and was offset by an increase in yields earned.

INTEREST EXPENSE. Interest expense on deposits increased approximately $400,000 from the fiscal year ended December 31, 2000 compared to the fiscal year ended December 31, 1999. The increase was primarily due to an increase in the weighted average rate paid on deposits, from 4.6% in 1999 to 4.9% in 2000, and was offset by a decrease in the average balance of deposits of approximately $8.0 million.

Interest expense on borrowed funds increased approximately $900,000 from the fiscal year ended December 31, 1999 to the fiscal year ended December 31, 2000. The increase was due primarily to an increase in the average balance of borrowed funds of approximately $14.0 million and was compounded by an increase in the average rate paid in borrowed funds, from 5.8% in 1999 to 6.4% in 2000.

PROVISIONS FOR LOAN LOSSES. The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $530,000 and $177,000, for the fiscal years ended December 31, 2000 and 1999, respectively. The increase in the provision in fiscal year 2000 was primarily due to overall loan portfolio growth with a greater emphasis on commercial, construction and consumer lending, which entails greater credit risk and increased charge-offs incurred by the Company. Total charge-offs were $469,000 and $226,000 for the fiscal years ended December 31, 2000 and 1999, respectively.

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly. Total nonaccural loans, which include loans on nonaccrual status and loans 120 days past due, were approximately $2.3 million and $1.1 million at December 31, 2000 and 1999, respectively.

NONINTEREST INCOME. Noninterest income, which includes fees and charges on deposit accounts, service fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased $133,000 from the fiscal year ended December 31, 1999 to the fiscal year ended December 31, 2000. The increase was due primarily to a decrease in the loss on sale and write-down of real estate owned of $384,000. This was offset by a decrease in gain on sale of loans of $125,000, and by decreases in all other noninterest income of $126,000.

NONINTEREST EXPENSE. Noninterest expense decreased $43,000 from the fiscal year ended December 31, 1999 to the fiscal year ended December 31, 2000. The decrease was due primarily to a decrease in compensation and benefits of $70,000 and a decrease in all other noninterest expense of $34,000. This total decrease was offset by an increase in occupancy of $61,000.

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

In the ordinary course of its business, the Company's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity or sales of other earning assets including securities. The entire securities portfolio at December 31, 2000 , was classified as available-for-sale, with a fair value of $61.1 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2000, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and securities available-for-sale, totaled approximately $65.7 million, compared to $72.1 million at December 31, 1999. This decrease in liquid assets of $6.4 million was primarily attributable to the increase in the loan portfolio.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB of Atlanta and other sources. At December 31, 2000, the Bank had an approved credit availability of $29.0 million at the FHLB of Atlanta. At December 31, 2000, the Bank had $20.5 million in advances on this credit line.

CAPITAL RESOURCES. The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2000, was approximately $19.2 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2000, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 11 of Notes to Consolidated Financial Statements.

IMPACT OF INFLATION

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. Liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels, and management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

                      MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2000, the Company had 1,775,384 shares of common stock outstanding and 392 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                                           Price Range
                                                          Common Stock
                                                          ------------
                                                     High             Low
                                                     ----             ---

      Fiscal Year Ended December 31, 2000
            First quarter                      $     9-1/4         $   7-5/8
            Second quarter                           9-1/2             7-3/4
            Third quarter                            9-1/8             8
            Fourth quarter                           8-13/16           6-1/2

      Fiscal Year Ended December 31, 1999
            First quarter                      $    12             $   9
            Second quarter                          11-3/16            9-1/2
            Third quarter                           10-1/8             8-1/2
            Fourth quarter                           9-1/2             8


Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2000 and 1999. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. (a Delaware corporation) and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP



Birmingham, Alabama
February 23, 2001

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 2000 AND 1999

                                                                             2000             1999
                                                                             ----             ----
ASSETS:
      Cash on hand and in banks                                         $   3,480,036    $   5,289,619
      Interest-bearing deposits in other banks                              1,135,957        2,177,294
      Securities available-for-sale                                        61,068,531       64,599,164
      Loans held for sale                                                   1,337,032          893,733
      Loans receivable, net of allowance for loan losses
         of $1,338,631 and $1,222,978, respectively                       152,020,585      146,429,690
      Real estate owned, net                                                1,420,143        1,521,533
      Premises and equipment, net                                           6,463,478        6,995,375
      Goodwill                                                                347,355          388,220
      Accrued interest receivable                                           2,331,537        1,982,134
      Other assets                                                            664,373          754,801
                                                                        -------------    -------------
                      Total assets                                      $ 230,269,027    $ 231,031,563
                                                                        =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY:
      Deposits                                                          $ 187,470,754    $ 187,884,044
      Borrowed funds                                                       20,500,000       21,890,000
      Official checks outstanding                                             964,038        1,529,946
      Accrued interest payable                                              1,431,604        1,737,710
      Other liabilities                                                       672,306          141,101
                                                                        -------------    -------------
                      Total liabilities                                   211,038,702      213,182,801
                                                                        =============    =============

COMMITMENTS AND CONTINGENCIES (NOTES 3, 5, AND 13)

STOCKHOLDERS' EQUITY:
      Preferred stock, par value $.01 per share, no shares issued,
           100,000 authorized                                                       0                0
      Common stock, par value $.01 per share, 1,775,384 and 1,792,086
           issued,  2,400,000 authorized                                       17,921           17,921
      Additional paid-in capital                                            8,131,746        8,131,746
      Treasury stock, at cost (16,702 shares at December 31, 2000)           (128,075)               0
      Retained earnings                                                    11,440,810       10,414,858
      Accumulated other comprehensive loss, net of tax                       (232,077)        (715,763)
                                                                        -------------    -------------
                      Total stockholders' equity                           19,230,325       17,848,762
                                                                        -------------    -------------
                      Total liabilities and stockholders' equity        $ 230,269,027    $ 231,031,563
                                                                        =============    =============

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                           2000             1999
                                                           ----             ----
INTEREST REVENUES:
      Interest on loans                                $ 13,895,419    $ 12,041,424
      Interest and dividends on securities                3,799,526       3,760,885
      Other interest                                        110,404         328,178
                                                         ----------      ----------
                                                         17,805,349      16,130,487

INTEREST EXPENSE:
      Interest on deposits                                9,223,769       8,831,557
      Interest on borrowed funds                          1,349,378         406,927
                                                         ----------      ----------
                                                         10,573,147       9,238,484
                                                         ----------      ----------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES      7,232,202       6,892,003
PROVISION FOR LOAN LOSSES                                   530,000         177,000
                                                         ----------      ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       6,702,202       6,715,003
                                                         ----------      ----------
NONINTEREST INCOME:
      Fees and service charges on deposit accounts          474,335         460,864
      Service fee income, net                               171,324         189,954
      Fees and charges on loans                             240,679         231,524
      Net gain (loss) on sale or write-down of:
           Loans held for sale                              358,977         484,066
           Real estate owned                                (64,001)       (447,900)
      Other income                                           68,586         197,953
                                                         ----------      ----------
                                                          1,249,900       1,116,461
                                                         ----------      ----------
 NONINTEREST EXPENSE:
      Compensation and benefits                           2,838,833       2,908,928
      Occupancy                                           1,209,140       1,148,041
      Marketing and professional                            159,349         159,730
      Other                                                 944,691         978,523
                                                         ----------      ----------
                                                          5,152,013       5,195,222
                                                         ----------      ----------
INCOME BEFORE INCOME TAX EXPENSE                          2,800,089       2,636,242

INCOME TAX EXPENSE                                        1,058,488         958,520
                                                         ----------      ----------
NET INCOME                                             $  1,741,601    $  1,677,722
                                                       ============    ============
BASIC EARNINGS PER SHARE                               $       0.97    $       0.94
DILUTED EARNINGS PER SHARE                             $       0.97    $       0.93
CASH DIVIDENDS PER SHARE                               $       0.40    $       0.40
WEIGHTED AVERAGE  BASIC SHARES OUTSTANDING                1,789,457       1,791,079
WEIGHTED AVERAGE DILUTED SHARES                           1,789,457       1,796,474

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                        ACCUMULATED
                                                                  ADDITIONAL                               OTHER         TOTAL
                                                COMMON STOCK       PAID-IN    TREASURY     RETAINED     COMPREHENSIVE STOCKHOLDERS'
                                              SHARES     AMOUNT     CAPITAL     STOCK      EARNINGS      GAIN (LOSS)     EQUITY
                                              ------     ------     -------     -----      --------      -----------     ------
BALANCE, December 31, 1998                  1,789,586  $ 17,895   $8,109,740  $       0   $ 9,453,693    $  30,779    $ 17,612,107
      Comprehensive Income:
      Net Income                                    0         0            0          0     1,677,722            0       1,677,722
      Change in unrealized gain (loss) on
           securities available-
           for-sale, net of tax                     0         0            0          0             0     (746,542)       (746,542)
         Comprehensive Income                 931,180
      Cash dividends ($.40 per share)               0         0            0          0      (716,557)           0        (716,557)
      Exercise of stock options                 2,500        26       22,006          0             0            0          22,032
                                           ----------  --------   ----------  ---------   -----------    ---------    ------------
BALANCE, December 31, 1999                  1,792,086    17,921    8,131,746          0    10,414,858     (715,763)     17,848,762
                                            =========    ======    =========  =========    ==========     ========      ==========
      Comprehensive Income:
      Net Income                                    0         0            0          0     1,741,601            0       1,741,601
      Change in unrealized gain (loss) on
           securities available-
           for-sale, net of tax                     0         0            0          0             0      483,686         483,686
                                                                                                                      ------------
         Comprehensive Income               2,225,287
      Cash dividends ($.40 per share)               0         0            0          0      (715,649)           0        (715,649)
      Repurchase of common stock              (16,702)        0            0   (128,075)            0     (128,075)       (128,075)
                                           ----------  --------   ----------  ---------   -----------    ---------    ------------
BALANCE, December 31, 2000                  1,775,384  $ 17,921   $8,131,746   (128,075)  $11,440,810     (128,075)   $ 19,230,325
                                            =========    ======    =========  =========    ==========     ========      ==========

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                               2000             1999
                                                                                               ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                          $   1,741,601    $   1,677,722
      Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation                                                                         591,551          556,802
           Provision for loan losses                                                            530,000          177,000
           Provision for losses on real estate owned                                             46,000          458,785
           Provision (benefit) for deferred taxes                                               148,571          (13,068)
           Amortization, net                                                                   (387,679)        (430,375)
      Net (gain) loss on sale and write-down of:
           Loans held for sale                                                                 (358,977)        (484,066)
           Premises and equipment                                                                     0             (500)
           Securities available-for-sale                                                              0               93
           Real estate owned                                                                     64,001          (10,885)
      Proceeds from sale of loans                                                            35,810,970       49,910,385
      Loans originated for sale                                                             (35,895,292)     (47,334,354)
      Decrease (increase) in accrued interest receivable                                       (349,403)        (595,926)
      Decrease (increase) in other assets                                                      (653,564)          (8,877)
      Increase (decrease) in accrued interest payable                                          (306,106)          45,117
      (Increase) decrease in other liabilities                                                  838,259         (498,820)
                                                                                          -------------    -------------
                      Net cash provided by operating activities                               1,819,932        3,449,033
                                                                                          -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Principal collected on loans and securities                                            81,473,340       97,634,566
      Loans originated for portfolio                                                        (85,695,240)    (109,496,846)
      Net change in interest bearing deposits in other banks                                  1,041,337       28,668,123
      Purchase of securities available-for-sale                                                 (50,000)     (46,915,405)
      Proceeds from sale of securities available-for-sale                                        12,017        4,000,093
      Proceeds from maturing and callable securities available-for-sale                       1,000,000       11,620,700
      Purchases of premises and equipment                                                       (79,108)        (913,508)
      Proceeds from sales of premises and equipment                                              19,454           10,148
      Proceeds from sale of real estate owned                                                 1,861,607          823,344
                                                                                          -------------    -------------
                            Net cash used in investing activities                              (416,593)     (14,568,785)
                                                                                          -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Net increase (decrease) in passbook, NOW, and money market deposit accounts            (3,568,032)      (1,430,751)
      Proceeds from sales of time deposits                                                   27,584,624       19,999,705
      Payments on maturing time deposits                                                    (24,429,882)     (24,126,761)
      Net increase (decrease) in borrowed funds                                              (1,390,000)      18,370,000
      Increase (decrease) in official checks outstanding                                       (565,908)         330,712
      Repurchase of common stock                                                               (128,075)               0
      Proceeds from stock options exercised                                                           0           22,032
      Payments of cash dividends                                                               (715,649)        (716,557)
                                                                                          -------------    -------------
                            Net cash provided by (used in) financing activities              (3,212,922)      12,448,380
                                                                                          -------------    -------------

NET INCREASE (DECREASE) IN CASH                                                              (1,809,583)       1,328,628

CASH AT BEGINNING OF PERIOD                                                                   5,289,619        3,960,991
                                                                                          -------------    -------------
CASH AT END OF PERIOD                                                                     $   3,480,036    $   5,289,619
                                                                                          =============    =============
SUPPLEMENTAL DISCLOSURES:
      Cash payments for interest on deposits and borrowed funds                           $   9,666,809    $   9,176,467
      Cash payments for income taxes                                                            787,000        1,330,263
      Real estate acquired through foreclosure                                                1,870,218          617,821

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

     NATURE OF OPERATIONS

     The Bank is primarily in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

     USE OF ESTIMATES

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

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and in banks.

     SECURITIES

     Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive gain (loss). The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Included in securities available-for-sale is stock in the Federal Home Loan Bank, which is carried at cost as there is no readily available market for this stock.

     Amortization of premiums and accretion of discounts is computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

     LOANS HELD FOR SALE

     Loans held for sale are carried at the lower of aggregate amortized cost or fair value as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses during December 31, 2000 or 1999. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

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

     REAL ESTATE OWNED

     Real estate owned acquired through foreclosure is carried at the fair value of the foreclosed property, less estimated costs of disposition at the date of foreclosure. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

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

     LONG-LIVED ASSETS

     Land is carried at cost. Premises and equipment are stated at cost less depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any profit or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

     Goodwill arose from a merger which was accounted for under the purchase method of accounting and is being amortized over its estimated useful life of 20 years. Accumulated amortization at December 31, 2000 and 1999 was approximately $561,802 and $602,667, respectively.

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

     EARNINGS PER SHARE

     Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

     The following table represents the earnings per share calculations for the years ended December 31, 2000, and 1999:

                                                        NET                                 PER SHARE
               FOR THE YEARS ENDED                     INCOME                 SHARES         AMOUNT
               -------------------                     ------                 ------         ------
          December 31, 2000
                Basic earnings per share           $    1,741,601          1,789,457     $       0.97
                Dilutive securities                             0                  0             0.00
                Diluted earnings per share         $    1,741,601          1,789,457     $       0.97

          December 31, 1999
                Basic earnings per share           $    1,677,722          1,791,079     $       0.94
                Dilutive securities                             0              5,395             0.01
                Diluted earnings per share         $    1,677,722          1,796,474     $       0.93


     Options to purchase 48,500 shares of common stock at $10.125 per share and options to purchase 54,560 shares of common stock at $8.8125 per share were outstanding during all four quarters of 2000. These options were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. The options, which expire on August 28, 2006 and May 26, 2009, respectively, were still outstanding at December 31, 2000.

     RECLASSIFICATIONS

     Certain amounts in the 1999 financial statements have been reclassified from amounts previously reported in order to be comparable to the 2000 classification. These classifications have no effect on previously reported retained earnings or net income during the periods involved.

     PENDING ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair value of derivatives will depend on their designation. In June 1999, the FASB issued SFAS No. 137 Accounting for Derivative Instruments and Hedging Activities- A Deferral of the Effective Date of FASB Statement No. 133. This Statement amends the effective date of SFAS No. 133, which will now be effective for all fiscal quarters of all fiscal years beginning June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment to FASB Statement No. 133. This Statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS133 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.

     The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated into the secondary market at a future date. In addition, the FASB's Derivatives Implementation Group ("DIG") recently announced that interest rate lock commitments related to loans that are originated for later sale are to be classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process.

     On January 1, 2001, the Bank adopted SFAS No. 133, as amended. Management completed its assessment of the impact of this Statement on the Bank's financial position and results of operations and such impact is immaterial.

     In September 2000, the FASB issued SFAS No.140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No.125. This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, the Statement is currently effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral. Accordingly, disclosures pertaining to collateral have been properly included in these consolidated financial statements.

2.   SECURITIES

     The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2000 and 1999 are as follows:

                                                                              December 31, 2000
                                                     ----------------------------------------------------------------
                                                       Amortized         Unrealized       Unrealized         Fair
                                                         Cost            Gross Gain       Gross Loss        Value
                                                         ----            ----------       ----------        -----
       Securities of U.S. Government Agencies         $47,000,000         $26,474        $(272,660)      $46,753,814
       Federal Home Loan Bank Stock                       975,000               0                0           975,000
       Other Securities                                    28,677               0                0            28,677
       Mortgage-Backed Securities                      13,386,187          55,006         (130,153)       13,311,040
                                                      -----------         -------        ---------       -----------
                                                      $61,389,864         $81,480        $(402,813)      $61,068,531
                                                      ===========         =======        =========       ===========

                                                                              December 31, 1999
                                                     ----------------------------------------------------------------
                                                       Amortized         Unrealized       Unrealized         Fair
                                                         Cost            Gross Gain       Gross Loss        Value
                                                         ----            ----------       ----------        -----

     Securities of U.S. Government Agencies           $48,000,000        $694,512      $(1,579,000)      $47,115,512
     Federal Home Loan Bank Stock                         925,000               0                0           925,000
     Other Securities                                      40,695               0                0            40,695
     Mortgage-Backed Securities                        16,767,721          16,315         (266,079)       16,517,957
                                                      -----------         -------        ---------       -----------
                                                      $65,733,416        $710,827      $(1,845,079)      $64,599,164
                                                      ===========        ========      ===========       ===========

     The amortized cost and estimated fair value of securities available-for-sale at December 31, 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized         Fair
                                                         Cost           Value
                                                         ----           -----

Due in one year or less                              $15,000,000     $14,937,626
Due after one year through five years                 32,000,000      31,816,188
Due after five years through ten years                    28,677          28,677
                                                      ----------      ----------
                                                      47,028,677      46,782,491

Federal Home Loan Bank Stock                             975,000         975,000
Mortgage-Backed Securities                            13,386,187      13,311,040
                                                      ----------      ----------
                                                     $61,389,864     $61,068,531
                                                     ===========     ===========

     Securities of approximately $18,960,960, and $18,326,000 at December 31,2000, and 1999, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $17,577,677 and $15,153,000 at December 31, 2000 and 1999,
     respectively. Proceeds from sales of securities available-for-sale were $12,017 and $4,000,093 in 2000, and 1999, respectively. Gross losses realized on those sales were immaterial.

3.   LOANS RECEIVABLE

     Loans receivable, net, are summarized as follows:

                                                   December 31,    December 31,
                                                      2000             1999
                                                      ----             ----

Real estate mortgage loans with variable rates   $  42,352,776    $  42,848,539
Real estate mortgage loans with fixed rates         54,238,495       51,438,830
Real estate construction loans                      39,044,106       38,446,289
Commercial loans                                    16,798,531       14,363,880
Consumer loans                                      13,099,150       12,442,463
                                                   -----------      -----------
                                                   165,533,058      159,540,001

Allowance for loan losses                           (1,338,631)      (1,222,978)
Loans in process                                   (11,887,366)     (11,580,237)
Other unearned amounts                                (286,476)        (307,096)
                                                   -----------      -----------
                                                 $ 152,020,585    $ 146,429,690
                                                 =============    =============

     During fiscal years 2000 and 1999, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2000 and 1999 amounted to $359,508 and $345,494, respectively. The change from December 31, 1999 to December 31, 2000 reflects payments amounting to $72,854 and advances of $86,868 made during the year.

     The Bank has a credit concentration in residential real estate mortgage loans. Approximately $106 million and $96 million at December 31, 2000 and 1999, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2000, the largest amount loaned by the Bank to one borrower was $2.5 million which was approximately 15% of the Company's stockholders' equity.

     A reconciliation of the allowance for loan losses is as follows:

                                                2000           1999
                                                ----           ----
            Balance at beginning of year      $1,222,978      $1,200,586
            Provision                            530,000         177,000
            Charge-offs, net of recoveries      (414,347)       (154,608)
                                              ----------      ----------
            Balance at end of year            $1,338,631      $1,222,978
                                              ==========      ==========

     The Bank was servicing first mortgage loans for others totaling $65,517,757 and $71,206,596 at December 31, 2000 and 1999, respectively.

     At December 31, 2000 the Bank had outstanding loan commitments of $22,113,556 including $11,887,366 in undisbursed construction loans in process; $8,696,940 in unused lines and letters of credit and credit cards; and $1,529,250 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

     The recorded investment in impaired loans at December 31, 2000 and December 31, 1999 was approximately $634,000 and $331,000, respectively. There were $279,000 and $66,000 in specific reserves on these loans at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans during the year ended December 31, 2000 and 1999 was approximately $354,633 and $325,088, respectively. Interest income on impaired loans was not material for either period.

4.   REAL ESTATE OWNED

     Activity in the allowance for losses on real estate owned is as follows:


                                                    2000             1999
                                                    ----             ----

          Balance at beginning of year           $ 681,780         $ 536,000
          Provision                                 46,000           458,785
          Charge-offs, net of recoveries          (554,052)         (313,005)
                                                 ---------         ---------
          Balance at end of year                 $ 173,728         $ 681,780
                                                 =========         =========

5.   PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 2000 and 1999 are summarized as follows:

                                                      2000              1999
                                                      ----              ----

        Land                                      $   883,230      $   883,230
        Buildings and leasehold improvements        6,297,851        6,294,008
        Furniture, fixtures, and equipment          4,170,772        4,116,499
        Automobiles                                   114,683          114,683
                                                   ----------       ----------
                                                   11,466,536       11,408,420
        Less accumulated depreciation              (5,003,058)      (4,413,045)
                                                   ----------       ----------
                                                   $6,463,478       $6,995,375
                                                   ==========       ==========

     The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2000, and 1999, respectively, include rental expense under these leases of $93,060 and $84,770, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:


             At December 31, 2000                  Amount
             --------------------                  ------

                    2001                         $  54,684
                    2002                            54,684
                    2003                            45,300
                    2004                            45,300
                    2005                            45,900
                    Thereafter                     213,300
                                                  --------
                                   Total          $459,168
                                                  ========

     The Bank has a lease agreement for the building in which the main office branch is located that generated income of $105,727 and $85,976 for the fiscal years ended December 31, 2000, and 1999, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $50,000, for each of the fiscal years ended December 31, 2000, and 1999, respectively, and expires December 31, 2001.

6.   DEPOSITS

     Deposits at December 31, 2000 and 1999 are summarized as follows:

                                                         2000            1999
                                                         ----            ----

Passbook accounts                                    $ 14,083,239   $ 14,798,171
NOW accounts                                           13,507,179     15,068,042
Money Market deposit accounts                           8,848,025      9,771,744
Noninterest-bearing accounts                            7,467,552      7,646,537
                                                      -----------    -----------
                                                       43,905,995     47,284,494

Time deposits:
     Fixed-rate certificates less than $100,000        92,947,330     95,026,094
     Fixed-rate certificates greater than $100,000     50,617,429     45,573,456
                                                      -----------    -----------
                                                      143,564,759    140,595,550
                                                      -----------    -----------
                                                     $187,470,754   $187,884,044
                                                     ============   ============

     The amounts and scheduled maturities of time deposits at December 31, 2000 are as follows:

                    2001                             $108,316,924
                    2002                               22,447,206
                    2003                                8,119,910
                    2004                                1,356,787
                    2005 and thereafter                 3,323,932
                                                     ------------
                                                     $143,564,759
                                                     ============

     Interest expense on deposits is summarized as follows:

                                                   2000               1999
                                                   ----               ----

        Passbook accounts                      $   367,766        $   398,237
        NOW accounts                               295,939            309,081
        Money Market deposit accounts              323,710            414,692
        Time deposits                            8,236,354          7,709,547
                                                ----------         ----------
                                                $9,223,769         $8,831,557
                                                ==========         ==========

7.   BORROWED FUNDS

     Borrowed funds at December 31, 2000 and 1999 are summarized as follows:

                                                                                             2000            1999
                                                                                             ----            ----

     Warrants payable: $150,000 with an interest rate of 5.84% maturing one year or less;  $335,000 with an interest rate of 5.87% maturing greater than one year  through 3 years;  $390,000  with an interest  rate of 5.92%  maturing greater than 3 years through 5 years;  $2,375,000  with an interest rate of
     5.99% maturing after 5 years                                                    $    3,250,000      $    3,390,000


     Short term  advances  from the Federal Home Loan Bank of Atlanta:  $750,000 daily rate  credit with an interest  rate of 6.35% at  December  31,  2000;
     $7,500,000  with  an  interest  rate  of  6.98%  maturing  July  30,  2001;
     $4,000,000  with an interest rate of 6.85% maturing  November 30, 2001; and
     $5,000,000 with an interest rate of 6.85% maturing December 31, 2001                17,250,000          18,500,000
                                                                                     --------------      --------------
                                                                                     $   20,500,000      $   21,890,000
                                                                                     ==============      ==============



     The Bank has an approved credit availability of $29,000,000 at the Federal Home Loan Bank of Atlanta. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2000 and 1999 was $22,250,000 and $19,500,000, respectively. The average amount outstanding during 2000 and 1999 was $17,690,000 and $3,550,000, respectively.

8.   INCOME TAXES

     Income tax expense (benefit), included in the consolidated statements of operations, is comprised of the following:

                                         Federal         State           Total
                                         -------         -----           -----
Year ended December 31, 2000:
      Current                         $   766,246    $   143,671    $   909,917
      Deferred                            125,112         23,459        148,571
                                      -----------    -----------    -----------
                                      $   891,358    $   167,130    $ 1,058,488
                                      ===========    ===========    ===========

Year ended December 31, 1999:
      Current                         $   818,179    $   153,409    $   971,588
      Deferred                            (11,005)        (2,063)       (13,068)
                                      -----------    -----------    -----------
                                      $   807,174    $   151,346    $   958,520
                                      ===========    ===========    ===========

     Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:


                                                          2000          1999
                                                          ----          ----

Tax expense at federal income tax rate               $   952,030   $   896,322
Increase (decrease) resulting from:
      State income tax, net of federal tax benefit       110,306       101,250
      Amortization of goodwill                            13,894        13,894
      Other                                              (17,742)      (52,946)
                                                     -----------   -----------
                                                     $ 1,058,488   $   958,520
                                                     ===========   ===========
Effective income tax rate                                     38%           36%
                                                     ===========   ===========

     Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset relate to the following:


                                                    December 31,   December 31,
                                                        2000          1999
                                                        ----          ----

Allowance for loan losses                          $   435,992    $   462,929
Unrealized loss on securities available-for-sale        89,256        418,419
Other real estate reserves                              36,443        116,489
Litigation reserves                                      1,379         38,426
Other                                                   25,840         15,423
                                                   -----------    -----------
                      Deferred tax asset               588,910      1,051,686
                                                   -----------    -----------

Depreciation                                          (470,780)      (455,822)
FHLB stock                                            (128,328)      (128,328)
                                                   -----------    -----------
                      Deferred tax liability          (599,108)      (584,150)
                                                   -----------    -----------
Net deferred tax (liability) /asset                $   (10,198)   $   467,536
                                                   ===========    ===========

9.   COMPENSATION AND BENEFITS

     The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were approximately $0 and $41,000 for the years ended December 31, 2000, and 1999, respectively.

     The Company and the Bank have an employment agreement with a key officer. This agreement provides for salary continuation for the remaining term of the contract and insurance benefits for a 12-month period in the event of a change in control of the Company. This contract expires in April 2002. The maximum aggregate liability to the Company at December 31, 2000 is approximately $165,000.

     On August 3, 2000, Pinnacle Bancshares, Inc. announced a stock repurchase program to acquire up to 120,000 shares of common stock, or 6.7% of the Company's currently outstanding shares. The repurchase program will be dependent upon market conditions, and there is no guarantee as to the exact number of shares to be repurchased by the Company. As of December 31, 2000, the Company has repurchased 16,702 shares of common stock.


10.  LONG-TERM INCENTIVE COMPENSATION PLAN

     The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2000. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

     A summary of the status of the Company's stock option plan at December 31, 2000 and 1999 and the changes during the years then ended is as follows:

                                              2000                            1999
                                  -----------------------------   ---------------------------
                                                  Exercise                          Exercise
                                   Shares           Price            Shares           Price
                                   ------           -----            ------           -----
 Outstanding at beginning of
     Year                            103,060     $    9.26         57,060      $      8.81

 Granted                                   0             0         48,500            10.13
 Exercised                                 0             0         (2,500)            8.81
                                     -------     ---------        -------      -----------
 Outstanding at end of year          103,060     $    9.26        103,060      $      9.26
                                     =======     =========        =======      ===========

 Exercisable at end of year           54,560     $    8.81         54,560      $      8.81
                                     =======     =========        =======      ===========
 Fair value of options granted           N/A                        $2.07
                                     =======                      =======

     The following table summarizes information about these stock options at December 31, 2000.


                                        Number outstanding     Remaining
                          Exercise              at            Contractual
                           Price         December 31,2000         Life
                           -----         ----------------         ----

                          $   8.81             54,560          6 years
                          $  10.13             48,500          8.4 years
                                              -------
                                              103,060
                                              =======

     In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to record compensation cost under Accounting Principles Board Opinion No. 25 and, accordingly, does not recognize compensation cost for options granted at or above market value of the related stock. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

                                                Fiscal Year       Fiscal Year
                                                   Ended             Ended
                                                December 31,      December 31,
                                                    2000             1999
                                                    ----             ----

    Net income--as reported                   $   1,741,601     $  1,677,722
    Net income--pro forma                         1,720,487        1,661,980

    Basic earnings per share--as reported     $        0.97     $       0.94
    Basic earnings per share--pro forma                0.96             0.93

    Diluted earnings per share--as reported   $        0.97     $       0.93
    Diluted earnings per share--pro forma              0.96             0.93


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                2000             1999
                                                ----             ----

          Expected dividend yield               N/A             $ 0.40
          Expected stock price volatility       N/A                27%
          Risk-free interest rate               N/A              5.59%
          Expected life of option               N/A            4 years

11.  STOCKHOLDERS' EQUITY

     Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2001 approximately $3.4 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

     The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2000 and 1999, that the Company and Bank meet all capital adequacy requirements imposed by its regulators.

     As of December 31, 2000 and 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

     Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

                                                                                                          To be Well-Capitalized
                                                                                 For Capital                  Under Prompt
                                                                                                               Corrective
                                                             Actual            Adequacy Purposes             Action Provisions
                                                      --------------------    ---------------------      -----------------------
                                                       Amount      Ratio        Amount      Ratio           Amount        Ratio
                                                       ------      -----        ------      -----           ------        -----
                                                                          (Dollar Amounts in Thousands)
As of December 31, 2000:
      Total Capital (to Risk Weighted Assets):
           Consolidated                                $20,425     14.0%       =>$11,668    =>8.0%               N/A          N/A
           Pinnacle Bank                                19,074     13.1        =>$11,668    =>8.0%         =>$14,585      =>10.0%
      Tier I Capital (to Risk Weighted Assets):
           Consolidated                                 19,086     13.1        =>5,834      =>4.0                N/A          N/A
           Pinnacle Bank                                17,735     12.2        =>5,834      =>4.0            =>8,751        =>6.0
      Tier I Capital (to Average Assets):
           Consolidated                                 19,086      8.3        =>9,204      =>4.0                N/A          N/A
           Pinnacle Bank                                17,735      7.7        =>9,204      =>4.0           =>11,505        =>5.0
As of December 31, 1999:
      Total Capital (to Risk Weighted Assets):
           Consolidated                                $19,359     14.7%       =>$10,509    =>8.0%               N/A          N/A
           Pinnacle Bank                                17,929     13.6        =>$10,509    =>8.0%         =>$13,136      =>10.0%
      Tier I capital (to Risk Weighted Assets):
           Consolidated                                 18,136     13.8        =>5,254      =>4.0                N/A          N/A
           Pinnacle Bank                                16,706     12.7        =>5,254      =>4.0            =>7,881        =>6.0
      Tier I Capital (to Average Assets):
           Consolidated                                 18,136      8.0        =>9,103      =>4.0                N/A          N/A
           Pinnacle Bank                                16,706      7.3        =>9,103      =>4.0           =>11,379        =>5.0


     COMPREHENSIVE INCOME

     Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

     In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double- counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

                                                                           2000
                                                        ---------------------------------------------
                                                          Before                            After
                                                           Tax             Tax               Tax
                                                          Amount         Effect            Amount
                                                          ------         ------            ------
Unrealized gains arising during the year                 $ 813,019       $(329,333)       $ 483,686
Less reclassification for adjustments for
    gains included in net earnings                               0               0                0
                                                         ---------       ---------        ---------
Net change in unrealized gain on securities              $ 813,019       $(329,333)       $ 483,686
                                                         =========       =========        =========

                                                                           1999
                                                       -----------------------------------------------
                                                          Before                            After
                                                           Tax             Tax               Tax
                                                          Amount         Effect            Amount
                                                          ------         ------            ------
Unrealized losses arising during the year              $(1,180,746)      $ 434,297        $  (746,449)
Less reclassification for adjustments for
    losses  included in net earnings                          (141)            (48)               (93)
                                                       -----------     -----------        -----------
Net change in unrealized loss on securities            $(1,180,887)      $ 434,345        $  (746,542)
                                                       ===========       =========        ===========

12.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

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

     A  summary  of  the  Company's   disclosure  of  fair  value  of  financial
     instruments made in accordance with the requirements of SFAS No. 107 is as follows:

                                       At December 31, 2000      At December 31, 1999
                                      ---------------------      --------------------
                                       Carrying   Estimated      Carrying  Estimated
                                         Amount   Fair Value      Amount  Fair Value
                                         ------   ----------      ------  ----------
ASSETS:                                              (In Thousands)
      Cash on hand and in banks        $  3,480   $  3,480       $  5,290   $  5,290
      Interest-bearing deposits           1,136      1,136          2,177      2,177
      Securities available-for-sale      61,069     61,069         64,599     64,599
      Loans held for sale                 1,337      1,337            894        894
      Loans receivable, net             152,021    152,486        146,430    146,128
      Accrued interest receivable         2,332      2,332          1,982      1,982


LIABILITIES:
      Deposits                         $187,471   $187,487       $187,884   $188,180
      Other borrowed funds               20,500     20,500         21,890     21,890
      Accrued interest payable            1,432      1,432          1,738      1,738

     The following methods and assumptions were used by the Company in estimating the fair values provided above:

     CASH ON HAND AND IN BANKS AND INTEREST-BEARING DEPOSITS. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying amount of accrued interest in these instruments approximates fair value.

     SECURITIES AVAILABLE-FOR-SALE AND LOANS HELD FOR SALE. Substantially all of the Company's securities available-for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on these instruments approximates fair value.

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

14.  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 2000 AND 1999

                                 (IN THOUSANDS)


                                                        2000        1999
                                                        ----        ----
ASSETS:
      Cash on hand and in banks                         $    13   $     1
      Interest-bearing deposits in other banks            1,406     1,475
      Investment in subsidiary                           17,879    16,419
                                                        -------   -------
         Total assets                                   $19,298   $17,895
                                                        =======   =======


LIABILITIES                                             $    68   $    46
STOCKHOLDERS' EQUITY                                     19,230    17,849
                                                        -------   -------
         Total liabilities and stockholders' equity     $19,298   $17,895
                                                        =======   =======


                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                 (in thousands)

                                                 2000    1999
                                                 ----    ----
INCOME:
      Dividend income from Pinnacle Bank       $  716   $1,217
      Interest income                              78       45
                                               ------   ------
             Total income                         794    1,262

EXPENSE                                            29       17
                                               ------   ------

INCOME BEFORE EQUITY IN UNDISTRIBUTED
     INCOME OF SUBSIDIARY                         765    1,245
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY      977      433
                                               ------   ------
           Net income                          $1,742   $1,678
                                               ======   ======

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                 (in thousands)

                                                                        2000           1999
                                                                        ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                      $ 1,742        $ 1,678
      Adjustments to reconcile net income to net cash provided by operating activities:
           Undistributed income of subsidiaries                          (977)          (433)
           Increase in other liabilities                                   22             11
                                                                      -------        -------
                      Net cash provided by operating activities           787          1,256
                                                                      -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Repurchase of shares of common stock                               (128)             0
      Proceeds from stock options exercised                                 0             22
      Cash dividends paid                                                (716)          (717)
                                                                      -------        -------
                      Net cash used in financing activities              (844)          (695)
                                                                      -------        -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (57)           561

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          1,476            915
                                                                      -------        -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $ 1,419        $ 1,476
                                                                      =======        =======

                                       31

SELECTED QUARTERLY INFORMATION  (UNAUDITED)


A summary of unaudited results of operations for each quarter of the years ended December 31, 2000 and 1999 follows:

                                                                   FIRST            SECOND         THIRD          FOURTH
                                                                  --------          --------      --------       --------
                                                                  QUARTER           QUARTER       QUARTER         QUARTER
                                                                  --------          --------      --------       --------
YEAR ENDED DECEMBER 31, 2000
      Interest revenue                                            $4,326,121      $4,389,965      $4,569,576      $4,519,687
      Interest expense                                             2,519,373       2,590,090       2,731,514       2,732,170
      Net interest income after provision for loan losses
                                                                   1,686,748       1,679,875       1,668,062       1,667,517
      Noninterest income                                             287,871         349,111         346,556         266,362
      Noninterest expense                                          1,263,565       1,284,395       1,279,849       1,324,204
      Net income                                                     443,092         463,320         458,001         377,188
      Basic and diluted earnings per share                               .25             .26             .26             .20
YEAR ENDED DECEMBER 31, 1999:
      Interest revenue                                            $3,896,651      $3,930,271      $4,040,385      $4,263,180
      Interest expense                                             2,302,127       2,245,392       2,261,335       2,429,630
      Net interest income after provision for loan losses
                                                                   1,467,524       1,564,879       1,759,050       1,923,550
      Noninterest income                                             440,976         340,373         262,955          72,157
      Noninterest expense                                          1,295,511       1,241,385       1,242,451       1,415,875
      Net income                                                     386,269         410,660         488,655         392,138
      Basic earnings per share                                           .22             .23             .27             .22
      Diluted earnings per share                                         .21             .23             .27             .22

                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O. H. Brown
                      Warren Averett Kimbrough & Marino,LLC

                                 James W. Cannon
              Senior Vice President - Operations, Burton Golf, Inc.

                               Melvin R. Kacharos
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                           Murphy Manufacturing, Inc.

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                  Max W. Perdue
                                     Retired

                                  Al H. Simmons
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank
                   Insurance Agent, Pittman & Associates, Inc.

                              J. T. "Jabo" Waggoner
                                 Vice President,
                       External Affairs HealthSouth Corp.

                      OFFICERS -- PINNACLE BANCSHARES, INC.

                              Robert B. Nolen, Jr.
                                    President

                                 Mary Jo Gunter
                      Vice President & Corporate Secretary

                                  Marie Guthrie
                    Treasurer & Principal Accounting Officer

                            OFFICERS - PINNACLE BANK

                              Robert B. Nolen, Jr.
                                    President

                                 Mary Jo Gunter
                     Senior Vice President Banking Services
                              & Corporate Secretary

                                   John Kirby
                     Senior Vice President Birmingham Region

                                Marilyn K. Gober
                         Vice President - Retail Banking

                                  Marie Guthrie
                                   Controller

                                   Alan Grice
                 Vice President - Lending & Business Development

                                   Donna Hyde
                             Vice President- Lending

                                   Rick Brown
                             Vice President- Lending

                                  Jaye Ottinger
                        Vice President - Mortgage Lending

                                 Carl Schoettlin
                            Vice President - Lending

                                  Carmen Sparks
                         Vice President - Loan Servicing

                                  Brenda Steele
                          Vice President & I.S. Officer

                                   Pam Elliott
                          Haleyville Regional President

                               Edward A. Davidson
                          Birmingham Regional President

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

                                 TRANSFER AGENT
                         Registrar & Transfer Co., Inc.
                              Cranford, New Jersey

                                 GENERAL COUNSEL
                     Maddox, MacLaurin, Nicholson & Thornley
                                 Jasper, Alabama

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

                                 ANNUAL MEETING
      The 2000 Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                     204 19th Street East, Jasper , Alabama
                          at 11:00 a.m. on May 23, 2001



                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2001 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388