Form 10KSB40, Exhibit 13
period 2001-12-31
PINNACLE BANCSHARES INC
filed 2002-04-01
CIK 1022243

                                                                      EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

                          BALANCE SHEET AND OTHER DATA

                                                         AT DECEMBER 31,
                                                    --------------------------
                                                     2001               2000
                                                    --------          --------
                                                       (Dollars in Thousands)
TOTAL AMOUNT OF:
  Assets                                            $218,020          $230,269
  Loans, net                                         131,284           152,021
  Interest-bearing deposits in other banks             2,466             1,136
  Securities available-for-sale                       61,838            61,069
  Loans held for sale                                  3,875             1,337
  Deposits                                           193,498           187,471
  Borrowed funds                                       3,100            20,500
  Stockholders' equity                                19,012            19,230
NUMBER OF:
  Real estate loans outstanding                        2,911             3,209
  Savings accounts                                    14,485            14,962
  Full-service offices open                                6                 6


                          STATEMENT OF OPERATIONS DATA


                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  2001                    2000
                                                                -------                  -------
                                                                          (In Thousands)
INTEREST INCOME                                                 $15,823                  $17,805
INTEREST EXPENSE                                                  9,192                   10,573
                                                                -------                  -------
  Net interest income before provision for loan losses            6,631                    7,232
PROVISION FOR LOAN LOSSES                                         1,942                      530
                                                                -------                  -------
  Net interest income after provision for loan losses             4,689                    6,702
NONINTEREST INCOME                                                1,882                    1,250
NONINTEREST EXPENSE                                               5,430                    5,152
INCOME TAX EXPENSE                                                  350                    1,058
                                                                -------                  -------
  Net income before extraordinary item                              791                    1,742
                                                                -------                  -------
EXTRAORDINARY ITEM, NET OF TAX BENEFIT OF $63                   $   108                  $     0
                                                                -------                  -------
Net income                                                      $   683                  $ 1,742
                                                                =======                  =======

                                   OTHER DATA

                                                                                   FOR THE YEARS ENDED
                                                                                        DECEMBER 31,
                                                                                  ---------------------
                                                                                  2001            2000
                                                                                  -----           -----
Interest rate spread                                                                3.1%           3.2%
Yield on average interest earning assets                                            7.7            8.3
Return on assets (net income divided by average total assets)                       0.3            0.8
Return on equity (net income divided by average equity)                             3.5           10.6
Equity-to-assets ratio (average equity divided by total average assets)             8.9            8.0
Dividend payout ratio (dividends declared divided
 by net income)                                                                   103.9           40.8



                          YIELDS EARNED AND RATES PAID

     The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                            -------------------
                                                            2001           2000
                                                            ----           ----
Weighted average yield on loans                             8.5%            9.3%
Weighted average yield on securities available-
 for-sale                                                   5.8             6.0
Weighted average yield on all interest-earning
 assets                                                     7.7             8.3
Weighted average rate paid on deposits                      4.6             4.9
Weighted average rate paid on
 borrowed funds                                             5.8             6.4
Weighted average rate paid on all interest-
 bearing liabilities                                        4.6             5.1
Interest rate spread (spread between weighted
 average rate on all interest-bearing assets and
 all interest bearing-liabilities)                          3.1             3.2
Net yield (net interest income as percentage of
 interest-earning assets)                                   3.2             3.4

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

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio, mortgage-backed securities, and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

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

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market as appropriate opportunities become available.

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing , among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.


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

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $2,112,000. This hypothetical loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.


FINANCIAL CONDITION

Total deposits increased approximately $6.0 million, to $193.5 million at December 31, 2001 from $187.5 million at December 31, 2000. This increase was primarily a result of an increase in passbook, NOW and money market deposit accounts due to competitive rates being offered by the Company. Total assets decreased $12.3 million, to $218.0 million at December 31, 2001, compared to $230.3 million at December 31, 2000. This decrease was due primarily to a decrease in loans receivable, net of approximately $20.7 million caused by loans being refinanced as a result of the declining rate environment during 2001. This decrease was offset by an increase in loans held for sale of approximately $2.5 million, purchase of bank owned life insurance of approximately $3.8 million, an increase in interest-bearing deposits at other banks of approximately $1.3 million, as well as slight increases in all other assets.

During the fiscal years ended December 31, 2001 and 2000, the Bank periodically borrowed funds from the Federal Home Loan Bank of Atlanta ("FHLB"). The proceeds from FHLB borrowings, along with the proceeds from loan repayments, were used to fund lending activities. During the fiscal year ended December 31, 2001, the Bank paid down $17.4 million of FHLB borrowed funds. The Bank incurred an extraordinary expense of $108,000, net of tax benefit, related to the prepayment of these borrowed funds. See Note 7 of Notes to Consolidated Financial Statements.

At December 31, 2001, the Company's securities portfolio of $61.8 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly in stockholders' equity. See Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $20.7 million, to $131.3 million at December 31, 2001 from $152.0 million at December 31, 2000. This decrease was primarily due to a decrease in variable rate real estate loans of $10.3 million and a decrease in real estate construction loans of $12.9 million. Loan sales increased by $22.0 million during fiscal year ended December 31, 2001. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.


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

NET INCOME. The Company reported net income of $683,000 for the fiscal year ended December 31, 2001, compared with net income of $1,742,000 in the prior year. The decrease in net income for the year ended December 31, 2001 was primarily attributable to an increase in the provision for loan losses of $1.4 million.

INTEREST INCOME. Interest income on loans and securities decreased approximately $2.1 million from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The decrease was primarily due to a decrease in the average balance of loans and securities outstanding of approximately $12.2 million, as well as a decrease in the yield earned, from 8.3% in 2000 to 7.7% in 2001.

Other interest income increased approximately $108,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The increase was primarily due to an increase in the average balance of interest-bearing deposits in other banks of approximately $3.5 million, offset by a decrease in yields earned from 6.6% in 2000 to 4.3% in 2001.

INTEREST EXPENSE. Interest expense on deposits decreased approximately $433,000 from the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000. The decrease was due to a decrease in the weighted average rate paid on deposits, from 4.9% in 2000 to 4.6% in 2001, that was largely offset by an increase in the average balance of deposits of approximately $3.8 million.

Interest expense on borrowed funds decreased approximately $949,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The decrease was due primarily to a decrease in the average balance of borrowed funds of approximately $14.0 million as a result of early pay-downs.

PROVISIONS FOR LOAN LOSSES. The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $1,942,000 and $530,000, for the fiscal years ended December 31, 2001 and 2000, respectively. The increase in the provision in fiscal year 2001 was primarily due to non-performing construction loans originated during 2001. Total charge-offs were $2,022,000 and $469,000 for the fiscal years ended December 31, 2001 and 2000, respectively.

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

Total nonaccural loans, which include loans on nonaccrual status and loans 120 days past due, were approximately $867,000 and $2.3 million at December 31, 2001 and 2000, respectively. The decrease in nonaccrual loans is due to concerted efforts to manage problem credits, either through work-out negotiations or foreclosures.

NONINTEREST INCOME. Noninterest income, which includes fees and charges on deposit accounts, service fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased $632,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The increase was due primarily to an increase in fees and service charges on deposit accounts of $175,000, an increase in gain on sale of mortgage loans of $266,000, an increase in the surrender value of bank owned life insurance of $255,000, and increases on all other noninterest income of $112,000. This was offset by an increase in the loss on sale and write-down of real estate owned of $176,000.

NONINTEREST EXPENSE. Noninterest expense increased $278,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. This increase was due primarily to an increase in compensation of $130,000, an increase in occupancy expense of $31,000, an increase in marketing and professional expense of $25,000 and an increase in all other noninterest expense of $92,000.

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

In the ordinary course of its business, the Company's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity or sales of other earning assets including securities. The entire securities portfolio at December 31, 2001, was classified as "available-for-sale," with a fair value of $61.8 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2001, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and securities available-for-sale, totaled approximately $67.6 million, compared to $65.7 million at December 31, 2000. This increase in liquid assets of $1.9 million was primarily attributable to an increase in interest bearing deposits at other banks of approximately $1.3 million and an increase in securities and cash on hand of approximately $600,000.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB and other sources. At December 31, 2001, the Bank had an approved credit availability of $29.0 million at the FHLB. At December 31, 2001, the Bank had no advances on this credit line.

CAPITAL RESOURCES. The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2001, was approximately $19.0 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2001, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 11 of Notes to Consolidated Financial Statements.


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

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 of Notes to Consolidated Financial Statements

                      MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2001, the Company had 1,775,384 shares of common stock outstanding and 382 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                                      Price Range
                                                      Common Stock
                                               -----------------------
                                                 High            Low
                                               --------        -------
Fiscal Year Ended December 31, 2001
   First quarter                               $  8-1/2        $     7
   Second quarter                                8-5/16              7
   Third quarter                                  8-7/8          7-3/4
   Fourth quarter                                     9         7-3/16

Fiscal Year Ended December 31, 2000
   First quarter                               $  9-1/4        $ 7-5/8
   Second quarter                                 9-1/2          7-3/4
   Third quarter                                  9-1/8              8
   Fourth quarter                               8-13/16          6-1/2

Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2001 and 2000. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. (a Delaware corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.



                                             /s/ ARTHUR ANDERSEN LLP



Birmingham, Alabama
February 26, 2002

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 2001 AND 2000

                                                                                                2001                    2000
                                                                                            ------------            ------------
ASSETS:
  Cash on hand and in banks                                                                 $  3,342,141            $  3,480,036
  Interest-bearing deposits in other banks                                                     2,466,389               1,135,957
  Securities available-for-sale                                                               61,837,748              61,068,531
  Loans held for sale                                                                          3,874,627               1,337,032
  Loans receivable, net of allowance for loan losses
   of $1,308,186 and $1,338,631, respectively                                                131,284,423             152,020,585
  Real estate owned, net                                                                       2,345,440               1,420,143
  Premises and equipment, net                                                                  6,036,065               6,463,478
  Goodwill                                                                                       306,488                 347,355
  Bank owned life insurance                                                                    3,947,286                       0
  Accrued interest receivable                                                                  1,676,215               2,331,537
  Other assets                                                                                   903,289                 664,373
                                                                                            ------------            ------------
     Total assets                                                                           $218,020,111            $230,269,027
                                                                                            ============            ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Deposits                                                                                  $193,498,008            $187,470,754
  Borrowed funds                                                                               3,100,000              20,500,000
  Official checks outstanding                                                                    910,181                 964,038
  Accrued interest payable                                                                       952,447               1,431,604
  Other liabilities                                                                              547,609                 672,306
                                                                                            ------------            ------------
     Total liabilities                                                                       199,008,245             211,038,702
                                                                                            ============            ============

COMMITMENTS AND CONTINGENCIES (NOTES 3, 5, AND 13)

STOCKHOLDERS' EQUITY:
  Common stock, par value $.01 per share, 1,792,086 issued, 1,775,384 outstanding,
   2,400,000 authorized                                                                           17,921                  17,921
  Additional paid-in capital                                                                   8,131,746               8,131,746
  Treasury stock, at cost (16,702 shares at December 31, 2001 and 2000)                         (128,075)               (128,075)
  Retained earnings                                                                           11,413,945              11,440,810
  Accumulated other comprehensive loss, net of tax                                              (423,671)               (232,077)
                                                                                            ------------            ------------
     Total stockholders' equity                                                               19,011,866              19,230,325
                                                                                            ------------            ------------
     Total liabilities and stockholders' equity                                             $218,020,111            $230,269,027
                                                                                            ============            ============

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                      2001                   2000
                                                                   -----------            -----------
INTEREST REVENUES:
  Interest on loans                                                $12,339,639            $13,895,419
  Interest and dividends on securities                               3,264,772              3,799,526
  Other interest                                                       218,452                110,404
                                                                   -----------            -----------
                                                                    15,822,863             17,805,349
INTEREST EXPENSE:
  Interest on deposits                                               8,791,061              9,223,769
  Interest on borrowed funds                                           400,594              1,349,378
                                                                   -----------            -----------
                                                                     9,191,655             10,573,147
                                                                   -----------            -----------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES                 6,631,208              7,232,202
PROVISION FOR LOAN LOSSES                                            1,941,650                530,000
                                                                   -----------            -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  4,689,558              6,702,202
                                                                   -----------            -----------
NONINTEREST INCOME:
  Fees and service charges on deposit accounts                         649,150                474,335
  Service fee income, net                                              158,729                171,324
  Fees and charges on loans                                            232,661                240,679
  Bank owned life insurance                                            255,256                      0
  Net gain (loss) on sale or write-down of:
    Loans held for sale                                                625,242                358,977
    Real estate owned                                                 (239,595)               (64,001)
    Securities available-for-sale                                       73,850                      0
    Premises and equipment                                               2,938                      0
  Other income                                                         123,747                 68,586
                                                                   -----------            -----------
                                                                     1,881,978              1,249,900
                                                                   -----------            -----------
NONINTEREST EXPENSE:
  Compensation and benefits                                          2,968,593              2,838,833
  Occupancy                                                          1,240,462              1,209,140
  Marketing and professional                                           184,708                159,349
  Other                                                              1,036,635                944,691
                                                                   -----------            -----------
                                                                     5,430,398              5,152,013
                                                                   -----------            -----------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                    1,141,138              2,800,089
INCOME TAX EXPENSE                                                     350,263              1,058,488
                                                                   -----------            -----------
INCOME BEFORE EXTRAORDINARY ITEM                                       790,875              1,741,601
EXTAORDINARY ITEM, NET OF TAX BENEFIT OF $62,903 (Note 7)              107,587                      0
                                                                   -----------            -----------
NET INCOME                                                         $   683,288            $ 1,741,601
                                                                   ===========            ===========
Basic earnings per share before extraordinary item                 $      0.44            $      0.97
Basic loss per share extraordinary item                            $     (0.06)           $      0.00
Basic earnings per share                                           $      0.38            $      0.97
Diluted earnings per share before extraordinary item               $      0.44            $      0.97
Diluted loss per share extraordinary item                          $     (0.06)           $      0.00
Diluted earnings per share                                         $      0.38            $      0.97
Cash dividends per share                                           $      0.40            $      0.40
Weighted average basic and diluted shares outstanding                1,775,384              1,789,457

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                       COMMON STOCK            ADDITIONAL
                                                                 -------------------------      PAID-IN        TREASURY
                                                                   SHARES        AMOUNT         CAPITAL         STOCK
                                                                 ---------    ------------     ----------     ---------
BALANCE, December 31, 1999                                       1,792,086      $17,921        $8,131,746     $       0
  Comprehensive income:
  Net income                                                             0            0                 0             0
  Change in unrealized gain (loss) on securities available-
   for-sale, net of tax                                                  0            0                 0             0
  Comprehensive income
  Cash dividends ($.40 per share)                                        0            0                 0             0
  Repurchase of common stock                                       (16,702)           0                 0      (128,075)
                                                                 ---------      -------        ----------     ---------
BALANCE, December 31, 2000                                       1,775,384       17,921         8,131,746      (128,075)
                                                                 =========      =======        ==========     =========
  Comprehensive income:
  Net income                                                             0            0                 0             0
  Change in unrealized gain (loss) on securities available-
   for-sale, net of tax                                                  0            0                 0             0
   Comprehensive income
  Cash dividends ($.40 per share)                                        0            0                 0             0
                                                                 ---------      -------        ----------     ---------
BALANCE, December 31, 2001                                       1,775,384      $17,921        $8,131,746     $(128,075)
                                                                 =========      =======        ==========     =========
                                                                                      ACCUMULATED
                                                                                         OTHER          TOTAL
                                                                      RETAINED       COMPREHENSIVE   STOCKHOLDERS'
                                                                      EARNINGS         GAIN (LOSS)      EQUITY
                                                                    -----------      -------------   -------------
BALANCE, December 31, 1999                                          $10,414,858       $(715,763)     $17,848,762
  Comprehensive income:
  Net income                                                          1,741,601               0        1,741,601
  Change in unrealized gain (loss) on securities available-
   for-sale, net of tax                                                       0         483,686          483,686
                                                                                                     -----------
  Comprehensive income                                                                                 2,225,287
  Cash dividends ($.40 per share)                                      (715,649)              0         (715,649)
  Repurchase of common stock                                                  0               0         (128,075)
                                                                    -----------       ---------      -----------
BALANCE, December 31, 2000                                           11,440,810        (232,077)      19,230,325
                                                                    ===========       =========      ===========
  Comprehensive income:
  Net income                                                            683,288               0          683,288
  Change in unrealized gain (loss) on securities available-
   for-sale, net of tax                                                       0        (191,594)        (191,594)
                                                                                                     -----------
  Comprehensive income                                                                                   491,694
  Cash dividends ($.40 per share)                                      (710,153)              0         (710,153)
                                                                    -----------       ---------      -----------
BALANCE, December 31, 2001                                          $11,413,945       $(423,671)     $19,011,866
                                                                    ===========       =========      ===========

           See accompanying notes to consolidated financial statements

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                               2001                  2000
                                                                                           ------------          ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                               $    683,288          $  1,741,601
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                                567,052               591,551
    Provision for loan losses                                                                 1,941,650               530,000
    Provision for losses on real estate owned                                                    64,533                46,000
    (Benefit) provision for deferred taxes                                                     (145,472)              148,571
    Amortization, net                                                                          (322,745)             (387,679)
    Gain on bank owned life insurance, net                                                     (129,114)                    0
  Net (gain) loss on sale and write-down of:
    Loans held for sale                                                                        (625,242)             (358,977)
    Premises and equipment                                                                       (2,938)                    0
    Securities available-for-sale                                                               (73,850)                    0
    Real estate owned                                                                           239,595                64,001
  Proceeds from sales of loans                                                               57,802,994            35,810,970
  Loans originated for sale                                                                 (59,715,347)          (35,895,292)
  Decrease (increase) in accrued interest receivable                                            655,322              (349,403)
  Decrease (increase) in other assets                                                            67,636              (653,564)
  Decrease in accrued interest payable                                                         (479,157)             (306,106)
  (Decrease) increase in other liabilities                                                     (114,498)              838,259
                                                                                           ------------          ------------
     Net cash provided by operating activities                                                  413,707             1,819,932
                                                                                           ------------          ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal collected on loans and securities                                                97,172,879            81,473,340
  Loans originated for portfolio                                                            (76,931,858)          (85,695,240)
  Net change in interest bearing deposits in other banks                                     (1,330,432)            1,041,337
  Purchase of bank owned life insurance                                                      (3,818,172)                    0
  Purchase of securities available-for-sale                                                 (77,620,000)              (50,000)
  Proceeds from sales of securities available-for-sale                                       10,101,813                12,017
  Proceeds from maturing and callable securities available-for-sale                          63,000,000             1,000,000
  Purchases of premises and equipment                                                          (142,201)              (79,108)
  Proceeds from sales of premises and equipment                                                   5,500                19,454
  Proceeds from sales of real estate owned                                                    1,147,625             1,861,607
                                                                                           ------------          ------------
     Net cash provided by (used in) investing activities                                     11,585,154              (416,593)
                                                                                           ------------          ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in passbook, NOW, and money market deposit accounts                 7,783,475            (3,568,032)
  Proceeds from sales of time deposits                                                       25,562,227            27,584,624
  Payments on maturing time deposits                                                        (27,318,448)          (24,429,882)
  Decrease in borrowed funds                                                                (17,400,000)           (1,390,000)
  Decrease in official checks outstanding                                                       (53,857)             (565,908)
  Repurchase of common stock                                                                          0              (128,075)
  Payments of cash dividends                                                                   (710,153)             (715,649)
                                                                                           ------------          ------------
     Net cash used in financing activities                                                  (12,136,756)           (3,212,922)
                                                                                           ------------          ------------
NET DECREASE IN CASH                                                                           (137,895)           (1,809,583)
CASH AT BEGINNING OF PERIOD                                                                   3,480,036             5,289,619
                                                                                           ------------          ------------
CASH AT END OF PERIOD                                                                      $  3,342,141          $  3,480,036
                                                                                           ============          ============
SUPPLEMENTAL DISCLOSURES:
  Cash payments for interest on deposits and borrowed funds                                $  9,670,812          $  9,666,809
  Cash payments for income taxes                                                                531,281               787,000
  Real estate acquired through foreclosure                                                    2,227,050             1,870,218

          See accompanying notes to consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.


     NATURE OF OPERATIONS

     The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.


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


     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents for statement of cash flows purposes include cash on hand and in banks.


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

     LOANS HELD FOR SALE

     Loans held for sale are carried at fair value due to the effect of derivatives, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses during December 31, 2001 or 2000. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

     The Company enters into interest rate locks, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's financial position or results of operations.


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


     ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.


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


     LONG-LIVED ASSETS

     Land is carried at cost. Premises and equipment are stated at cost less depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

     Goodwill arose from a merger which was accounted for under the purchase method of accounting and has been amortized over its estimated useful life of 20 years. Accumulated amortization at December 31, 2001 and 2000 was approximately $643,534 and $602,667, respectively. In accordance with SFAS No.142 discussed in "Recent Accounting Pronouncements," goodwill amortization will cease effective January 1, 2002.

     The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.


     BANK OWNED LIFE INSURANCE

     During the fiscal year ended December 31, 2001, the Company purchased approximately $3.8 million of bank owned life insurance on certain key officers. The life insurance policies were purchased to offset liabilities associated with certain existing employee benefits. Income earned on the policies will offset the corresponding benefit expenses on these employees as the Company is the beneficiary of the insurance policies. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.


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

     The following table represents the earnings per share calculations for the years ended December 31, 2001 and 2000:

                                                                     NET                                    PER SHARE
FOR THE YEARS ENDED                                             INCOME (LOSS)             SHARES             AMOUNT
-------------------                                             -------------            ---------          ---------
December 31, 2001
  Basic earnings per share before extraordinary item              $ 790,875              1,775,384          $ 0.44
  Basic loss per share extraordinary item                          (107,587)             1,775,384           (0.06)
                                                                  ---------              ---------          ------
  Basic earnings per share                                          683,288              1,775,384            0.38
                                                                  =========              =========          ======
  Dilutive securities                                                     0                      0               0
  Diluted earnings per share before extraordinary item              790,875              1,775,384            0.44
  Diluted loss per share extraordinary item                        (107,587)             1,775,384           (0.06)
                                                                  ---------              ---------          ------
  Diluted earnings per share                                      $ 683,288              1,775,384           $0.38
                                                                  =========              =========          ======
December 31, 2000
  Basic earnings per share                                        $1,741,601             1,789,457           $0.97
  Dilutive securities                                                     0                      0            0.00
                                                                  ---------              ---------          ------
  Diluted earnings per share                                      $1,741,601             1,789,457           $0.97
                                                                  =========              =========          ======

Options to purchase 48,500 shares of common stock at $10.125 per share and options to purchase 54,560 shares of common stock at $8.8125 per share were outstanding during all four quarters of 2001 and 2000. These options were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. The options, which expire on August 28, 2006 and May 26, 2009, respectively, were still outstanding at December 31, 2001.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 141, Business Combination. SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. This statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria to be reported separately from goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. This statement is effective for fiscal years beginning after December 15, 2001, and must be applied to all goodwill and other intangible assets recognized in the financial statements. The Company adopted this statement effective January 1, 2002 and ceased amortization of goodwill. Amortization of goodwill that will be discontinued amounted to $40,866 in 2001 and 2000, respectively. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company's financial position or results of operations upon adoption on January 1, 2002.

2.   SECURITIES

     The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2001 and 2000 are as follows:

                                                                               December 31, 2001
                                                   ------------------------------------------------------------------------
                                                    Amortized        Unrealized          Unrealized                Fair
                                                      Cost           Gross Gain          Gross Loss                Value
                                                   -----------       ----------          ----------             -----------
Securities of U.S. Government Agencies             $51,604,146         $ 96,589           $(823,581)            $50,877,154
Federal Home Loan Bank Stock                           975,000                0                   0                 975,000
Other Securities                                           716                0                   0                     716
Mortgage-Backed Securities                           9,901,225          120,565             (36,912)              9,984,878
                                                   -----------         --------           ---------             -----------
                                                   $62,481,087         $217,154           $(860,493)            $61,837,748
                                                   ===========         ========           =========             ===========

                                                                                December31,2000
                                                   ------------------------------------------------------------------------
                                                    Amortized         Unrealized         Unrealized                Fair
                                                       Cost           GrossGain           GrossLoss                Value
                                                   -----------        ----------         ----------             -----------
Securities of U.S. Government Agencies             $47,000,000         $ 26,474           $(272,660)            $46,753,814
Federal Home Loan Bank Stock                           975,000                0                   0                 975,000
Other Securities                                        28,677                0                   0                  28,677
Mortgage-Backed Securities                          13,386,187           55,006            (130,153)             13,311,040
                                                   -----------         --------           ---------             -----------
                                                   $61,389,864         $ 81,480           $(402,813)            $61,068,531
                                                   ===========         ========           =========             ===========

     The amortized cost and estimated fair value of securities available-for-sale at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized               Fair
                                                   Cost                  Value
                                                -----------          -----------
Due in one year or less                         $ 4,000,000          $ 4,018,651
Due after one year through five years             5,000,000            5,061,538
Due after five years through ten years           42,604,862           41,797,681
                                                -----------          -----------
                                                 51,604,862           50,877,870
Federal Home Loan Bank Stock                        975,000              975,000
Mortgage-Backed Securities                        9,901,225            9,984,878
                                                -----------          -----------
                                                $62,481,087          $61,837,748
                                                ===========          ===========

     Securities of approximately $27 million and $19 million at December 31, 2001 and 2000, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $19 million and $18 million at December 31, 2001 and 2000, respectively. Proceeds from sales of securities available-for-sale were $10,101,813 and $12,017 in 2001 and 2000 respectively. Gross gains realized on those sales were $73,850 and $0 during December 31, 2001 and 2000, respectively. There were no realized losses on those sales during either 2001 or 2000.

3.   LOANS RECEIVABLE

     Loans receivable, net, are summarized as follows:

                                                                            December 31,            December 31,
                                                                                2001                    2000
                                                                            ------------            ------------
Residential and commercial real estate mortgage loans with variable
 rates                                                                      $ 32,016,573            $ 42,352,776
Residential and commercial real estate mortgage loans with
 fixed rates                                                                  54,036,101              54,238,495
Real estate construction loans                                                26,096,661              39,044,106
Commercial loans                                                              15,986,895              16,798,531
Consumer loans                                                                12,373,414              13,099,150
                                                                             -----------            ------------
                                                                             140,509,644             165,533,058
Allowance for loan losses                                                     (1,308,186)             (1,338,631)
Un-disbursed loans in process                                                 (7,709,530)            (11,887,366)
Other unearned amounts                                                          (207,505)               (286,476)
                                                                            ------------            ------------
                                                                            $131,284,423            $152,020,585
                                                                            ============            ============

     During fiscal years 2001 and 2000, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2001 and 2000 amounted to $900,787 and $359,508, respectively. The change from December 31, 2000 to December 31, 2001 reflects payments amounting to $197,888 and advances of $739,167 made during the year.

     The Bank has a credit concentration in residential real estate mortgage loans. Approximately $86 million and $106 million at December 31, 2001 and 2000, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2001, the largest amount loaned by the Bank to one borrower was $2.5 million, which was approximately 13% of the Company's stockholders' equity.

     A reconciliation of the allowance for loan losses is as follows:

                                        2001                   2000
                                      ----------            ----------
Balance at beginning of year          $1,338,631            $1,222,978
Charge-offs                           (2,022,211)             (469,068)
Recoveries                                50,116                54,721
Provision                              1,941,650               530,000
                                      ----------            ----------
Balance at end of year                $1,308,186            $1,338,631
                                      ==========            ==========

     The Bank was servicing first mortgage loans for others totaling $62,986,817 and $65,517,757 at December 31, 2001 and 2000, respectively.

     At December 31, 2001 the Bank had outstanding loan commitments of $18,519,859, including $7,709,530 in undisbursed construction loans in process; $9,462,310 in unused lines and letters of credit; and $1,348,019 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

     The recorded investment in impaired loans at December 31, 2001 and, 2000 was approximately $1,217,000 and $634,000, respectively. There were $254,000 and $279,000 in specific reserves on these loans at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans during the years ended December 31, 2001 and 2000 was approximately $863,325 and $354,633, respectively. Interest income on impaired loans was not material for either period.

4.   REAL ESTATE OWNED

     Activity in the allowance for losses on real estate owned is as follows:

                                         2001                 2000
                                        --------            --------
Balance at beginning of year            $173,728            $681,780
Provision                                 64,533              46,000
Charge-offs, net of recoveries           (31,368)           (554,052)
                                        --------            --------
Balance at end of year                  $206,893            $173,728
                                        ========            ========

5.   PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

                                                  2001                   2000
                                              -----------            -----------
Land                                          $   883,230            $   883,230
Buildings and leasehold improvements            6,309,586              6,297,851
Furniture, fixtures, and equipment              4,287,176              4,170,772
Automobiles                                       115,183                114,683
                                              -----------            -----------
                                               11,595,175             11,466,536
Less accumulated depreciation                  (5,559,110)            (5,003,058)
                                              -----------            -----------
                                              $ 6,036,065            $ 6,463,478
                                              ===========            ===========

     The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2001 and 2000, respectively, include rental expense under these leases of $111,763 and $93,060, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2001                                  Amount
--------------------                                 --------
2002                                                 $ 54,684
2003                                                   45,300
2004                                                   45,300
2005                                                   45,900
2006                                                   39,900
Thereafter                                            173,400
                                                     --------
     Total                                           $404,484
                                                     ========

     The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,655 and $105,727 for the fiscal years ended December 31, 2001 and 2000, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $50,000 for each of the fiscal years ended December 31, 2001 and 2000, respectively, and expired December 31, 2001.

6.   DEPOSITS

     Deposits at December 31, 2001 and 2000 are summarized as follows:

                                                            2001                   2000
                                                         ------------          ------------
Passbook accounts                                        $ 15,113,734          $ 14,083,239
NOW accounts                                               15,269,585            13,507,179
Money market deposit accounts                              11,721,057             8,848,025
Noninterest-bearing accounts                                9,585,094             7,467,552
                                                         ------------          ------------
                                                           51,689,470            43,905,995

Time deposits:
  Fixed-rate certificates less than $100,000               83,595,040            92,947,330
  Fixed-rate certificates greater than $100,000            58,213,498            50,617,429
                                                         ------------          ------------
                                                          141,808,538           143,564,759
                                                         ------------          ------------
                                                         $193,498,008          $187,470,754
                                                         ============          ============

     The amounts and scheduled maturities of time deposits at December 31, 2001 are as follows:

2002                                    $114,401,273
2003                                      17,503,197
2004                                       5,611,542
2005                                       3,312,692
2006 and thereafter                          979,834
                                        ------------
                                        $141,808,538
                                        ============

     Interest expense on deposits is summarized as follows:

                                          2001                2000
                                       ----------          ----------
Passbook accounts                      $  337,311          $  367,766
NOW accounts                              267,121             295,939
Money market deposit accounts             275,099             323,710
Time deposits                           7,911,530           8,236,354
                                       ----------          ----------
                                       $8,791,061          $9,223,769
                                       ==========          ==========

7.   BORROWED FUNDS

     Borrowed funds at December 31, 2001 and 2000 are summarized as follows:

                                                                                          2001                 2000
                                                                                       ----------          -----------
Warrants payable: $160,000 with an interest rate of 5.86% maturing one year or less; $360,000 with an interest rate of 5.89% maturing greater than one year through 3 years; $425,000 with an interest
 rate of 5.94% maturing greater than 3 years through 5 years;
 $2,155,000 with an interest rate of 6.0% maturing after 5 years                       $3,100,000          $ 3,250,000

Short term advances from the Federal Home Loan Bank of Atlanta:
 $750,000 with an interest rate of 6.35% repaid in 2001; $7,500,000 with an interest rate of 6.98% repaid in 2001; $4,000,000 with an interest rate of 6.85% repaid in 2001; and $5,000,000 with an
 interest rate of 6.85% repaid in 2001                                                          0           17,250,000
                                                                                       ----------          -----------
                                                                                       $3,100,000          $20,500,000
                                                                                       ==========          ===========

     During the first quarter of 2001, the Bank used a portion of its excess liquidity to repay advances that would have matured in July, November and December 2001. The Bank incurred an extraordinary expense of $107,587, net of tax benefit of $62,903, relating to these prepayment penalties.

     The Bank has an approved credit availability of $29,000,000 at the Federal Home Loan Bank of Atlanta. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2001 and 2000 was $17,250,000 and $22,250,000, respectively. The average amount outstanding during 2001 and 2000 was $3,812,603 and $17,690,000, respectively.

8.   INCOME TAXES

     Income tax expense (benefit) before extraordinary item, included in the consolidated statements of operations, is comprised of the following:

                                        Federal       State          Total
                                       ---------     --------      ----------
Year ended December 31, 2001:
  Current                              $ 417,958     $ 77,777      $  495,735
  Deferred                              (122,503)     (22,969)       (145,472)
                                       ---------     --------      ----------
                                       $ 295,455     $ 54,808      $  350,263
                                       =========     ========      ==========

Year ended December 31, 2000:
  Current                              $ 766,246     $143,671      $  909,917
  Deferred                               125,112       23,459         148,571
                                       ---------     --------      ----------
                                       $ 891,358     $167,130      $1,058,488
                                       =========     ========      ==========

     Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

                                                          2001                  2000
                                                        --------             ----------
Tax expense at federal income tax rate                  $387,987             $  952,030
Increase (decrease) resulting from:
  State income tax, net of federal tax benefit            15,281                110,306
  Amortization of goodwill                                13,895                 13,894
  Cash surrender value of bank owned life
  insurance, net of premiums                                   0                (86,787)
  Other                                                   19,887                (17,742)
                                                        --------             ----------
                                                        $350,263             $1,058,488
                                                        ========             ==========
Effective income tax rate                                     31%                    38%
                                                        ========             ==========

     Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:

                                                        December 31,         December 31,
                                                             2001                2000
                                                        ------------         ------------
Allowance for loan losses                                 $ 477,974           $ 435,992
Unrealized loss on securities available-for-sale            219,668              89,256
Other real estate reserves                                  147,363              36,443
Other                                                        25,450              27,219
                                                          ---------           ---------
     Deferred tax asset                                     870,455             588,910
                                                          ---------           ---------

Depreciation                                               (476,441)           (470,780)
FHLB stock                                                 (128,328)           (128,328)
                                                          ---------           ---------
     Deferred tax liability                                (604,769)           (599,108)
                                                          ---------           ---------
Net deferred tax asset (liability)                        $ 265,686           $ (10,198)
                                                          =========           =========

9.   COMPENSATION AND BENEFITS

     The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $43,712 and $41,713 for the years ended December 31, 2001 and 2000, respectively.

     The Company and the Bank have an employment agreement with a key officer. This agreement provides for salary continuation for the remaining term of the contract and insurance benefits for a 12-month period in the event of a change in control of the Company. This contract expires in April 2002. The maximum aggregate liability to the Company at December 31, 2001 is approximately $358,000.

     On August 3, 2000, Pinnacle Bancshares, Inc. announced a stock repurchase program to acquire up to 120,000 shares of common stock, or 6.7% of the Company's currently outstanding shares. The repurchase program will be dependent upon market conditions, and there is no guarantee as to the exact number of shares to be repurchased by the Company. As of December 31, 2001, the Company has repurchased 16,702 shares of common stock.


10.  LONG-TERM INCENTIVE COMPENSATION PLAN

     The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2001. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

     A summary of the status of the Company's stock option plan at December 31, 2001 and 2000 and the changes during the years then ended is as follows:

                                                    2001                            2000
                                          -----------------------         ------------------------
                                                         Exercise                         Exercise
                                           Shares          Price           Shares          Price
                                          -------        --------         -------         --------
Outstanding at beginning of year          103,060          $9.26          103,060          $9.26
Granted                                         0              0                0              0
Exercised                                       0              0                0              0
                                          -------          -----          -------          -----
Outstanding at end of year                103,060          $9.26          103,060          $9.26
                                          =======          =====          =======          =====
Exercisable at end of year                 54,560          $8.81           54,560          $8.81
                                          =======          =====          =======          =====
Fair value of options granted                 N/A                             N/A

     The following table summarizes information about these stock options at December 31, 2001:

                      Number outstanding           Remaining
     Exercise                At                   Contractual
     Price            December 31, 2001               Life
     --------         ------------------          -----------
                                                  <C.
     $8.81                 54,560                    5years
     $10.13                48,500                  7.4years
                          -------
                          103,060
                          =======

     In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to record compensation cost under APB Opinion No. 25 Accounting for Stock Issued to Employees and, accordingly, does not recognize compensation cost for options granted at or above market value of the related stock. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

                                                Fiscal Year         Fiscal Year
                                                   Ended                Ended
                                                December 31,        December 31,
                                                   2001                  2000
                                                ------------        ------------
Net income--as reported                          $683,288             $1,741,601
Net income--pro forma                             662,232              1,720,487

Basic earnings per share--as reported            $   0.38             $     0.97
Basic earnings per share--pro forma                  0.37                   0.96

Diluted earnings per share--as reported          $   0.38             $     0.97
Diluted earnings per share--pro forma                0.37                   0.96

11.  STOCKHOLDERS' EQUITY

     Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2002 approximately $2.4 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

     The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2001 and 2000 that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

     As of December 31, 2001 and 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

     Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

                                                                                                  To be Well-Capitalized
                                                                                                       Under Prompt
                                                                             For Capital                Corrective
                                                           Actual         Adequacy Purposes       Action Provisions
                                                     -----------------   --------------------    -----------------------
                                                      Amount     Ratio     Amount       Ratio      Amount         Ratio
                                                     -------     -----   ---------     ------    ---------       -------
                                                                        (Dollar Amounts in Thousands)
As of December 31, 2001:
  Total Capital (to Risk Weighted Assets):
    Consolidated                                     $20,436      15.5%  =>$10,549      =>8.0%         N/A           N/A
    Pinnacle Bank                                     19,055      14.5    =>10,549      =>8.0    =>$13,186       =>10.0%
Tier I Capital (to Risk Weighted Assets):
    Consolidated                                      19,128      14.5     =>5,275      =>4.0          N/A           N/A
    Pinnacle Bank                                     17,747      13.4      =>5275      =>4.0      =>7,912         =>6.0
Tier I Capital (to Average Assets):
    Consolidated                                      19,128       8.8     =>8,694      =>4.0          N/A           N/A
    Pinnacle Bank                                     17,747       8.1     =>8,694      =>4.0     =>10,868         =>5.0
As of December 31, 2000:
  Total Capital (to Risk Weighted Assets):
    Consolidated                                     $20,425      14.0%  =>$11,668      =>8.0%         N/A           N/A
    Pinnacle Bank                                     19,074      13.1    =>11,668      =>8.0    =>$14,585       =>10.0%
Tier I Capital (to Risk Weighted Assets):
    Consolidated                                      19,086      13.1     =>5,834      =>4.0          N/A           N/A
    Pinnacle Bank                                     17,735      12.2     =>5,834      =>4.0      =>8,751         =>6.0
Tier I Capital (to Average Assets):
    Consolidated                                      19,086       8.3     =>9,204      =>4.0          N/A           N/A
    Pinnacle Bank                                     17,735       7.7     =>9,204      =>4.0     =>11,505         =>5.0

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

     In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double- counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

                                                                          2001
                                                     -----------------------------------------------
                                                       Before                                  After
                                                        Tax                  Tax                Tax
                                                       Amount              Effect             Amount
                                                     ---------           ---------          ---------
Unrealized losses arising during the year            $(446,123)          $ 180,679          $(265,444)
Less reclassification for adjustments for
 gains included in net earnings                       124,1170             (50,267)            73,850
                                                     ---------           ---------          ---------
Net change in unrealized loss on securities          $(322,006)          $ 130,412          $(191,594)
                                                     =========           =========          =========


                                                                           2000
                                                     -----------------------------------------------
                                                       Before                                  After
                                                        Tax                  Tax                Tax
                                                      Amount               Effect              Amount
                                                     ---------           ---------          ---------
Unrealized gains arising during the year             $ 813,019           $(329,333)         $ 483,686
Less reclassification for adjustments for
 gains included in net earnings                              0                   0                  0
                                                     ---------           ---------          ---------
Net change in unrealized gain on securities          $ 813,019           $(329,333)         $ 483,686
                                                     =========           =========          =========


12.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

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

     A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

                                                       At December 31, 2001                At December 31,2000
                                                    ---------------------------        ---------------------------
                                                    Carrying         Estimated         Carrying         Estimated
                                                     Amount          Fair Value         Amount          Fair Value
                                                    --------         ----------        ---------        ----------
                                                                           (In Thousands)
ASSETS:
  Cash on hand and in banks                         $  3,342          $  3,342          $  3,480          $  3,480
  Interest-bearing deposits in other banks             2,466             2,466             1,136             1,136
  Securities available-for-sale                       61,838            61,838            61,069            61,069
  Loans held for sale                                  3,875             3,875             1,337             1,337
  Loans receivable, net                              131,284           131,415           152,021           152,486
  Accrued interest receivable                          1,676             1,676             2,332             2,332


LIABILITIES:
  Deposits                                          $193,498          $194,915          $187,471          $187,487
  Borrowed funds                                       3,100             3,100            20,500            20,500
  Accrued interest payable                               952               952             1,432             1,432

     The following methods and assumptions were used by the Company in estimating the fair values provided above:

     CASH ON HAND AND IN BANKS AND INTEREST-BEARING DEPOSITS IN OTHER BANKS. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying amount of accrued interest in these instruments approximates its fair value.

     SECURITIES AVAILABLE-FOR-SALE AND LOANS HELD FOR SALE. Substantially all of the Company's securities available-for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on these instruments approximates its fair value.

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

     DEPOSITS. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

     The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

     BORROWED FUNDS. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

     OFF-BALANCE SHEET ITEMS. The Company's off-balance sheet instruments related to loans for portfolio only consist of commitments to extend credit, primarily one-to-four-family mortgages; unfunded commitments of credit, primarily unfunded construction loans; and standby letters of credit. The carrying amount of unamortized fees related to these items is not material and, because of the absence of any known credit risk, the estimated fair value of these unamortized fees approximates the carrying value.


13.  CONTINGENCIES

     The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14.  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 2001 AND 2000

                                 (IN THOUSANDS)

                                                          2001             2000
                                                         -------          -------
ASSETS:
  Cash on hand and in banks                              $    13          $    13
  Interest-bearing deposits in other banks                 1,453            1,406
  Investment in subsidiary                                17,631           17,879
                                                         -------          -------
     Total assets                                        $19,097          $19,298
                                                         =======          =======

LIABILITIES                                              $    85          $    68
STOCKHOLDERS' EQUITY                                      19,012           19,230
                                                         -------          -------
     Total liabilities and stockholders' equity          $19,097          $19,298
                                                         =======          =======


                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                 (IN THOUSANDS)

                                                      2001             2000
                                                      -----           ------
INCOME:
  Dividend income from Pinnacle Bank                  $ 710           $  716
  Interest income                                        47               78
                                                      -----           ------
     Total income                                       757              794

EXPENSE                                                  17               29
                                                      -----           ------
INCOME BEFORE EQUITY IN UNDISTRIBUTED (LOSS)
 INCOME OF SUBSIDIARY                                   740              765
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY             --              977
RETURN OF  INVESTMENT IN SUBSIDIARY                     (57)              --
                                                      -----           ------
     Net income                                       $ 683           $1,742
                                                      =====           ======

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                 (IN THOUSANDS)

                                                                        2001             2000
                                                                       ------           ------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                           $  683           $1,742
  Adjustments to reconcile net income to net cash provided by operating activities:
    Undistributed income of subsidiary                                     --             (977)
    Return of investment in subsidiary                                     57               --
    Increase in other liabilities                                          17               22
                                                                       ------           ------
          Net cash provided by operating activities                       757              787
                                                                       ------           ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repurchase of shares of common stock                                      0             (128)
  Cash dividends paid                                                    (710)            (716)
                                                                       ------           ------
          Net cash used in financing activities                          (710)            (844)
                                                                       ------           ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           47              (57)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          1,419            1,476
                                                                       ------           ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $1,466           $1,419
                                                                       ======           ======

SELECTED QUARTERLY INFORMATION  (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2001 and 2000 follows:


                                                                            FIRST         SECOND        THIRD          FOURTH
                                                                           QUARTER       QUARTER       QUARTER         QUARTER
                                                                          ----------    ----------     ----------     ----------
Year Ended December 31, 2001:
  Interest revenue                                                        $4,306,952    $4,018,816     $3,879,973     $3,617,122
  Interest expense                                                         2,646,097     2,382,784      2,225,379      1,937,395
  Net interest income after provision for loan losses                      1,540,855       966,032      1,202,944        979,727
  Noninterest income                                                         473,403       449,320        340,773        618,482
  Noninterest expense                                                      1,513,540     1,202,194      1,190,334      1,524,330
  Net income before extraordinary item                                       437,815       105,571        164,134         83,355
  Extraordinary item, net of tax benefit of $62,903                          107,587             0              0              0
  Net income                                                                 330,228       105,571        164,134         83,355
  Basic and diluted earnings per share before extraordinary item                 .25           .06            .09            .04
  Basic and diluted loss per share extraordinary item                            (06)            0              0              0
  Basic and diluted earnings per share                                           .19           .06            .09            .04
Year Ended December 31, 2000:
  Interest revenue                                                        $4,326,121    $4,389,965     $4,569,576     $4,519,687
  Interest expense                                                         2,519,373     2,590,090      2,731,514      2,732,170
  Net interest income after provision for loan losses                      1,686,748     1,679,875      1,668,062      1,667,517
  Noninterest income                                                         287,871       349,111        346,556        266,362
  Noninterest expense                                                      1,263,565     1,284,395      1,279,849      1,324,204
  Net income                                                                 443,092       463,320        458,001        377,188
  Basic and diluted earnings per share                                           .25           .26            .26            .20

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

                                   Max Perdue
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                           Murphy Manufacturing, Inc.

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                  Al H. Simmons
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank
                   Insurance Agent, Pittman & Associates, Inc.

                              J. T. "Jabo" Waggoner
                                 Vice President,
                       External Affairs HealthSouth Corp.

                               Melvin R. Kacharos
                                     Retired
                               (Director Emeritus)

                 EXECUTIVE OFFICERS -- PINNACLE BANCSHARES, INC.

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

                                   Alan Grice
                 Vice President - Lending & Business Development

                                   Donna Hyde
                             Vice President- Lending

                                   Rick Brown
                             Vice President- Lending

                                  Jaye Ottinger
                        Vice President - Mortgage Lending

                                 Carl Schoettlin
                            Vice President - Lending

                                  Carmen Sparks
                         Vice President -Data Processing

                                  Brenda Steele
                          Vice President & I.S. Officer

                                   Pam Elliott
                          Haleyville Regional President

                               Edward A. Davidson
                          Birmingham Regional President

                                  Susie Roberts
                     Vice President-Office Manager - Sumiton

                                   David Davis
                       Vice President-Secondary Marketing

                                    Ted Smith
               Vice President-Loan Servicing & Compliance Officer

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

                                 ANNUAL MEETING
      The 2002 Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                     204 19th Street East, Jasper , Alabama
                          at 11:00 a.m. on May 22, 2002





                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2002 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388