Form 10KSB, Exhibit 13
period 2002-12-31
PINNACLE BANCSHARES INC
filed 2003-03-31
CIK 1022243

                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 13



                          BALANCE SHEET AND OTHER DATA


                                                              AT DECEMBER 31,
                                                   ---------------------------------
                                                       2002                     2001
                                                       ----                     ----
                                                          (Dollars in Thousands)
TOTAL AMOUNT OF:
    Assets                                        $   218,290            $   218,020
    Loans, net                                        119,375                131,284
    Interest-bearing deposits in other banks              357                  2,466
    Securities available-for-sale                      75,301                 60,863
    Loans held for sale                                 4,969                  3,875
    Deposits                                          188,955                193,498
    Borrowed funds                                      5,940                  3,100
    Stockholders' equity                               19,955                 19,012
NUMBER OF:
    Real estate loans outstanding                       2,504                  2,911
    Savings accounts                                   14,301                 14,485
    Full-service offices open                               6                      6


                          STATEMENT OF OPERATIONS DATA


                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                    --------------------------------

                                                       2002                   2001
                                                       ----                   ----
                                                              (In Thousands)

INTEREST INCOME                                    $   13,103             $   15,823

INTEREST EXPENSE                                        5,982                  9,192
                                                   ----------             ----------
   Net interest income before provision for
     loan losses                                        7,121                  6,631

PROVISION FOR LOAN LOSSES                                 647                  1,942
                                                   ----------             ----------
   Net interest income after provision for
    loan losses                                         6,474                  4,689

NONINTEREST INCOME                                      2,157                  1,758

NONINTEREST EXPENSE                                     5,593                  5,306

INCOME TAX EXPENSE                                      1,025                    350
                                                   ----------             ----------

   Net income before extraordinary item                 2,013                    791
                                                   ----------             ----------

EXTRAORDINARY ITEM, NET OF TAX BENEFIT OF $63               0                    108
                                                   ----------             ----------

Net income                                        $     2,013             $      683
                                                  ===========             ==========

                                   OTHER DATA

                                                                                 FOR THE YEARS ENDED
                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                  2002          2001
                                                                                  ----          ----
Interest rate spread                                                               3.5%          3.1%
Yield on average interest earning assets                                           6.5           7.7
Return on assets (net income divided by average total assets)                      0.9           0.3
Return on equity (net income divided by average equity)                           10.0           3.5
Equity-to-assets ratio (average equity divided by total average assets)            9.2           8.9
Dividend payout ratio (dividends declared divided
    by net income)                                                                32.8         103.9


                          YIELDS EARNED AND RATES PAID

         The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

                                                                         FOR THE YEARS ENDED
                                                                              DECEMBER 31,
                                                                         -------------------
                                                                         2002           2001
                                                                         ----           ----
        Weighted average yield on loans................                  7.5%            8.5%

        Weighted average yield on securities available-
           for-sale....................................                  4.9             5.8

        Weighted average yield on all interest-earning
           assets......................................                  6.5             7.7

        Weighted average rate paid on deposits.........                  3.0             4.6

        Weighted average rate paid on
           borrowed funds..............................                  4.6             5.8

        Weighted average rate paid on all interest-
           bearing liabilities.........................                  3.0             4.6

        Interest rate spread (spread between weighted
           average rate on all interest-bearing assets and
           all interest bearing-liabilities)...........                  3.5             3.1

        Net yield (net interest income as percentage of
           interest-earning assets)....................                  3.5             3.2

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains six branches in Jasper, Haleyville, Sumiton, Vestavia and Trussville, Alabama.

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending, commercial real estate lending and retail consumer lending. The Company's principal lending area is Walker, Jefferson, Shelby, and Winston counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market and other markets contiguous with the Company's current market area as appropriate opportunities become available.

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

CRITICAL ACCOUNTING POLICIES

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

Total classified assets as of December 31, 2002 were $3,026,000, as compared to $5,725,000 as of December 31, 2001. This decrease was primarily due to improved credit quality.

REAL ESTATE OWNED

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling costs. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

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

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $188,000, $538,000, and $946,000, respectively. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate decrease applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $1,027,000, $1,949,000, and $2,831,000, respectively This hypothetical gain or loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

FINANCIAL CONDITION

Total assets were $218.3 million, at December 31, 2002, as compared to $218.0 million at December 31, 2001. Total securities available-for-sale increased $14.4 million, to $75.3 million at December 31, 2002 from $60.9 million at December 31, 2001. This increase was primarily due to purchases exceeding calls and maturities. The Bank had $57.6 million in agency securities to be called and $3.0 million to mature. Also during the fiscal year ended December 31, 2002 the Bank sold $3.0 million in agency securities. Gains of $38,000 were realized on these calls and sales. With the proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and Federal Home Loan Bank ("FHLB") Advances, the Bank purchased $72 million in agency securities and $8.2 million in mortgage-backed securities during fiscal year ended December 31, 2002. Total deposits decreased approximately $4.5 million, to $189.0 million at December 31, 2002 from $193.5 million at December 31, 2001. This decrease was primarily a result of interest rate competition within the Company's market place and a lack of economic growth in a significant portion of the Bank's primary market area.

During the fiscal years ended December 31, 2002 and 2001, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. During the fiscal year ended December 31, 2002, the Bank used proceeds from borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2002 and 2001 was $9.5 million and $17.3 million, respectively. The average amount outstanding during fiscal years December 31, 2002 and 2001 was $1.2 million and $3.8 million, respectively.

At December 31, 2002, the Company's securities portfolio of $75.3 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $11.9 million, to $119.4 million at December 31, 2002 from $131.3 million at December 31, 2001. This decrease was primarily due to refinancing activities of residential mortgages from adjustable rates to fixed rates, which the Bank sells in the secondary market. In addition, the Bank chose to significantly decrease its investment in residential construction lending. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

RESULTS OF OPERATIONS

GENERAL

The Company's income is derived from net interest income, which is the difference between interest income on loans and securities, net of provision for losses, and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, fee and service charge income, operating expenses, and income taxes.

NET INCOME

The Company reported net income of $2,013,000 for the fiscal year ended December 31, 2002, compared with net income of $683,000 in the prior year. The increase in net income for the year ended December 31, 2002 was achieved despite a decrease in interest income of $2,720,000. The increase was primarily due to lower prevailing rates of interest, net of an increase of $286,000 in non-interest expense which was primarily due to higher occupancy expense. In addition, the provision for loan losses decreased from $1,942,000 in the fiscal year ended December 31, 2001 to $647,000 in the fiscal year ended December 31, 2002. Net interest income after the provision for loan losses for the year ended December 31, 2002, was $6,473,000 compared with $4,690,000 in the prior year. The Company's net interest margin increased to 3.51% for the year ended December 31, 2002 from 3.22% for the year ended

December 31, 2002. As market interest rates stabilized at lower levels during 2002, the Bank's cost of funds decreased more rapidly than asset values, contributing to an improved net interest margin.

INTEREST INCOME

Interest income on loans and securities decreased approximately $2.6 million from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. The decrease was primarily due to decreases in market interest rates, causing a decrease in the yield earned, from 7.7% in 2001 to 6.6% in 2002.

Other interest income decreased approximately $146,000 from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. The decrease was primarily due to a decrease in the average balance of interest-bearing deposits in other banks of approximately $1.0 million as well as a decrease in yields earned from 4.3% in 2001 to 1.7% in 2001.

INTEREST EXPENSE

Interest expense on deposits decreased approximately $3.0 million from the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2002. The decrease was primarily due to a decrease in the weighted average rate paid on deposits, as a result of a decline in average market rates from 4.6% in 2001 to 3.0% in 2002, that was offset by an increase in the average balance of deposits of approximately $1.3 million.

Interest expense on borrowed funds decreased approximately $207,000 from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. The decrease was due primarily to a decrease in the average balance of borrowed funds of approximately $2.8 million as a result of early pay-downs and a decrease in the weighted average rate paid on borrowed funds from 5.8% in 2001 to 4.6% in 2002.

PROVISIONS FOR LOAN LOSSES

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $647,300 and $1,942,000, for the fiscal years ended December 31, 2002 and 2001, respectively. The decrease in the provision for loan losses in fiscal year 2002 was primarily due to improved loan credit quality. During 2001, the Company experienced an increase in non-performing construction loans which resulted in higher charge-off during 2001, as compared to 2002. Total charge-offs were $747,000 and $2,022,000 for the fiscal years ended December 31, 2002 and 2001, respectively.

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

Total non-performing assets as of December 31, 2002 were $1,609,000, as compared to $2,345,000 at December 31, 2001. This decrease in non-performing assets was primarily due to sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2002 were $3,026,000, as compared to $5,725,000 as of December 31, 2001. This decrease was primarily due to improved credit quality.

NONINTEREST INCOME

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain
(loss) on sale of assets increased $399,000 from the fiscal year ended

December 31, 2001 to the fiscal year ended December 31, 2002. The increase was due primarily to an increase in fees and service charges on deposit accounts of $193,000, which is due to the Bank instituting new programs creating much higher insufficient check charges. These new programs are higher risk than the Bank's previous programs and the Bank closely monitors overdrafts associated with these new programs. The increase was also due to an increase on the gain on sale of real estate owned of $276,000, and an increase in the surrender value of bank owned life insurance of $27,000. This was offset by a decrease in the gain on sale of mortgage loans of $34,000, a decrease in the gain on sale of securities available-for-sale of $36,000, and a decrease in fees and charges and service fee income on loans of $27,000.

NONINTEREST EXPENSE

Noninterest expense increased $286,000 from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. This increase was due primarily to an increase in compensation and benefits of $66,000, an increase in occupancy expense of $245,000, an increase in marketing and professional expense of $25,000. This increase was offset by a decrease in all other noninterest expense of $50,000. The increase in occupancy expense for the year ended December 31, 2002 was primarily the result of property tax assessments that had not been received by the Company from the tax assessor since 1998 on a branch location amounting to approximately $160,000, included related interest charges and late penalties.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

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

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturity or sales of securities, and loan sales. The entire securities portfolio at December 31, 2002, was classified as "available-for-sale," with a fair value of $75.3 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2002, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale and FHLB stock, totaled approximately $80.5 million, compared to $67.6 million at December 31, 2001. This increase in liquid assets of $12.9 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2002, the Bank had an approved credit availability of $32.7 million at the FHLB. At December 31, 2002, the Bank had $3.0 million advances on this credit line.

CAPITAL RESOURCES

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2002 was approximately $20.0 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2002, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See
Note 11 of Notes to Consolidated Financial Statements.

The Bank repurchased 122,700 shares of it capital stock at an average price of $11.16 per share. The Company pursued an active stock repurchase program in 2002 in order to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company will consider additional repurchase programs in the future.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company's consolidated financial position or results of operations upon adoption on January 1, 2002.

In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13 and Technical Correction. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also amends SFAS No. 113, Accounting for Leases to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for fiscal years beginning after May 15, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking and Thrift Institutions, and FASB Interpretation ("FIN") No. 9, Applying APB Opinion No.

16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The provisions of this statement were effective as of October 1, 2002, with earlier application permitted. The adoption of this statement did not have a material impact on the Company's consolidated financial position or result of operations.

In December 2002, the FASB issued SFAS 148, Accounting for Stock Based Compensation--Transition and Disclosure, which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This statement is effective for fiscal and interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of this statement on December 31, 2002. Management does not expect this statement to have a material impact to the consolidated financial statements.

In November 2002, The FASB issued FIN 45, Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provision of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit and first loss guarantees on securitizations. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The effects of this interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of ARB 51, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition public companies must apply the consolidated requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. Management is currently assessing the impact of FIN 46, and does not expect this interpretation to have any impact to the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

CHANGE IN INDEPENDENT ACCOUNTANTS

Effective July 30, 2002, the Company dismissed its independent accountants, Arthur Andersen LLP ("Andersen"), and appointed KPMG LLP ("KPMG") as its new independent accountants. This determination followed the Company's decision to seek proposals from independent accountant to audit the Company's financial statements for the fiscal year ended December 31, 2002. The decision to dismiss Andersen and to retain KPMG was approved by the Company's Board of Directors upon the recommendation of the Audit Committee. Andersen's report on the Company's 2001 financial statements was issued in February 2002, in conjunction with the filing of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through July 30, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its report.

The audit reports of Andersen on the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2001 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years ended December 31 2001, and the subsequent interim period through July 30, 2002, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agreed with the above statements. The Company was informed that Andersen was no longer providing such letters.

                      MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2002, the Company had 1,652,684 shares of common stock outstanding and 369 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                                                  Price Range
                                                                  Common Stock
                                                                  ------------
                                                              High           Low
                                                              ----           ---
              Fiscal Year Ended December 31, 2002
                  First quarter                            $   9.250      $  7.937
                  Second quarter                              11.187         9.937
                  Third quarter                               11.000         9.500
                  Fourth quarter                              12.937         9.375

              Fiscal Year Ended December 31, 2001
                  First quarter                            $   8.500      $  7.000
                  Second quarter                               8.312         7.000
                  Third quarter                                8.875         7.750
                  Fourth quarter                               9.000         7.187


Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2002 and 2001. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                          Independent Auditor's Report

The Board of Directors
Pinnacle Bancshares, Inc.

We have audited the accompanying consolidated statement of financial condition of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 1 to the consolidated financial statements, in their report dated February 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 consolidated financial statements of Pinnacle Bancshares, Inc. and subsidiary were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of Pinnacle Bancshares, Inc. and subsidiary other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.


                                                     /s/ KPMG LLP



Birmingham, Alabama
March 14, 2003

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        AS OF DECEMBER 31, 2002 AND 2001


                                                                         2002                2001
                                                                         ----                ----
ASSETS:
    Cash and cash equivalents                                      $   3,862,956       $   3,342,141
    Interest-bearing deposits in other banks                             357,467           2,466,389
    Securities available-for-sale                                     75,301,227          60,862,748
    FHLB Stock                                                           975,000             975,000
    Loans held for sale                                                4,968,715           3,874,627
    Loans receivable, net of allowance for loan losses
        of $1,322,380 and $1,308,186, respectively                   119,375,036         131,284,423
    Real estate owned, net                                             1,608,710           2,345,440
    Premises and equipment, net                                        5,654,823           6,036,065
    Goodwill                                                             306,488             306,488
    Bank owned life insurance                                          4,229,280           3,947,286
    Accrued interest receivable                                        1,318,060           1,676,215
    Other assets                                                         332,439             903,289
                                                                   -------------       -------------
              Total assets                                         $ 218,290,201       $ 218,020,111
                                                                   =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY:
    Deposits                                                       $ 188,954,730       $ 193,498,008
    Borrowed funds                                                     5,940,000           3,100,000
    Official checks outstanding                                        1,504,293             910,181
    Accrued interest payable                                             614,320             952,447
    Other liabilities                                                  1,321,380             547,609
                                                                   -------------       -------------
              Total liabilities                                      198,334,723         199,008,245
                                                                   -------------       -------------

STOCKHOLDERS' EQUITY:
    Common stock, par value $.01 per share; 2,400,000
       authorized; 1,792,086 issued, 1,652,684 and
       1,775,384 outstanding at December 31, 2002 and
       2001, respectively                                                 17,921              17,921
    Additional paid-in capital                                         8,131,746           8,131,746
    Treasury shares at cost (139,402 shares and 16,702
       shares at December 31, 2002 and 2001)
                                                                      (1,497,777)           (128,075)
    Retained earnings                                                 12,716,579          11,413,945
    Accumulated other comprehensive income (loss), net of tax            587,009            (423,671)
                                                                   -------------       -------------
              Total stockholders' equity                              19,955,478          19,011,866
                                                                   -------------       -------------
              Total liabilities and stockholders' equity           $ 218,290,201       $ 218,020,111
                                                                   =============       =============


       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                          2002              2001
                                                                          ----              ----
INTEREST REVENUES:
    Interest on loans                                                 $ 9,523,876      $ 12,339,639
    Interest and dividends on securities                                3,506,563         3,264,772
    Other interest                                                         72,864           218,452
                                                                      -----------      ------------
                                                                       13,103,303        15,822,863
INTEREST EXPENSE:
    Interest on deposits                                                5,788,825         8,791,061
    Interest on borrowed funds                                            193,736           400,594
                                                                      -----------      ------------
                                                                        5,982,561         9,191,655
                                                                      -----------      ------------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES                    7,120,742         6,631,208
PROVISION FOR LOAN LOSSES                                                 647,300         1,941,650
                                                                      -----------      ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                     6,473,442         4,689,558
                                                                      -----------      ------------
NONINTEREST INCOME:
    Fees and service charges on deposit accounts                          842,633           649,150
    Service fee income, net                                               158,205           158,729
    Fees and charges on loans                                             206,222           232,661
    Bank owned life insurance                                             281,993           255,256
    Net gain (loss) on sale or write-down of:
       Loans held for sale                                                590,941           625,242
       Real estate owned                                                   39,502          (236,657)
       Securities available-for-sale                                       37,941            73,850
                                                                      -----------      ------------
                                                                        2,157,437         1,758,231
                                                                      -----------      ------------
 NONINTEREST EXPENSE:
    Compensation and benefits                                           3,034,413         2,968,593
    Occupancy                                                           1,361,502         1,116,715
    Marketing and professional                                            209,809           184,708
    Other                                                                 986,921         1,036,635
                                                                      -----------      ------------
                                                                        5,592,645         5,306,651
                                                                      -----------      ------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                       3,038,234         1,141,138
INCOME TAX EXPENSE                                                      1,025,446           350,263
                                                                      -----------      ------------
INCOME BEFORE EXTRAORDINARY ITEM                                        2,012,788           790,875
EXTAORDINARY ITEM, NET OF TAX BENEFIT OF $0 and $62,903 (Note 7)                0           107,587
                                                                      -----------      ------------
NET INCOME                                                            $ 2,012,788      $    683,288
                                                                      ===========      ============
Basic earnings per share before extraordinary item                    $      1.14      $       0.44
Basic loss per share extraordinary item                               $         0      $      (0.06)
Basic earnings per share                                              $      1.14      $       0.38
Diluted earnings per share before extraordinary item                  $      1.13      $       0.44
Diluted loss per share extraordinary item                             $         0      $      (0.06)
Diluted earnings per share                                            $      1.13      $       0.38
Cash dividends per share                                              $      0.40      $       0.40
Weighted average basic shares outstanding                               1,769,888         1,775,384
Weighted average diluted shares outstanding                             1,776,444         1,775,384


       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                              COMMON STOCK          ADDITIONAL
                                                          -------------------        PAID-IN           TREASURY          RETAINED
                                                          SHARES       AMOUNT        CAPITAL            STOCK            EARNINGS
                                                          ------       ------        -------            -----            --------

BALANCE, December 31, 2000                              1,792,086      $17,921      $8,131,746      $  (128,075)      $ 11,440,810
    Comprehensive income:
    Net income                                                  0            0               0                0            683,288
    Change in unrealized gain (loss) on
         securities available-for-sale, net of tax              0            0               0                0                  0
        Comprehensive income
    Cash dividends ($.40 per share)                             0            0               0                0           (710,153)
                                                        ---------      -------      ----------      -----------       ------------
BALANCE, December 31, 2001                              1,792,086      $17,921      $8,131,746      $  (128,075)      $ 11,413,945
    Comprehensive income:
    Net income                                                  0            0               0                0          2,012,788
    Change in unrealized gain (loss) on
         securities available-for-sale, net of tax              0            0               0                0                  0
        Comprehensive income
    Cash dividends ($.40 per share)                             0            0               0                0           (710,154)
    Repurchase of 122,700 shares of common stock                0            0               0       (1,369,702)                 0
                                                        ---------      -------      ----------      -----------       ------------
BALANCE, December 31, 2002                              1,792,086      $17,921      $8,131,746      $(1,497,777)      $ 12,716,579
                                                        =========      =======      ==========      ===========       ============


                                                              ACCUMULATED
                                                                OTHER             TOTAL
                                                            COMPREHENSIVE      STOCKHOLDERS'
                                                               INCOME             EQUITY
                                                               ------             ------

BALANCE, December 31, 2000                                   $  (232,077)      $ 19,230,325
    Comprehensive income:
    Net income                                                         0            683,288
    Change in unrealized gain (loss) on
         securities available-for-sale, net of tax              (191,594)          (191,594)
                                                                               ------------
         Comprehensive income                                                       491,694
    Cash dividends ($.40 per share)                                    0           (710,153)
                                                             -----------       ------------
BALANCE, December 31, 2001                                   $  (423,671)      $ 19,011,866
    Net income                                                         0          2,012,788
    Change in unrealized gain (loss) on
         securities available-for-sale, net of tax             1,010,680          1,010,680
                                                                               ------------
         Comprehensive income                                                     3,023,468
    Cash dividends ($.40 per share)                                    0           (710,154
    Repurchase of 122,700 shares of common stock                       0         (1,369,702)
                                                             -----------       ------------
BALANCE, December 31, 2002                                   $   587,009       $ 19,955,478
                                                             ===========       ============

        See accompanying notes to these consolidated financial statements

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                  2002           2001
                                                                  ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                               $  2,012,788   $   683,288
    Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation                                               535,123        567,052
       Provision for loan losses                                  647,300      1,941,650
       Provision for losses on real estate owned                        0         64,533
       Provision (benefit) for deferred taxes                      18,481       (145,472)
       Amortization, net                                         (346,836)      (322,745)
       Gain on bank owned life insurance, net                    (281,993)      (129,114)
    Net (gain) loss on sale and write-down of:
       Loans held for sale                                       (590,941)      (625,242)
       Securities available-for-sale                              (37,941)       (73,850)
       Real estate owned                                          (39,502)       236,657
    Proceeds from sales of loans                               53,871,446     57,802,994
    Loans originated for sale                                 (54,374,593)   (59,715,347)
    Decrease in accrued interest receivable                       358,155        655,322
    Decrease  in other assets                                     570,850         64,698
    Decrease in accrued interest payable                         (338,127)      (479,157)
    Decrease (increase) in other liabilities                      190,870       (111,560)
                                                             ------------   ------------
                 Net cash provided by operating activities      2,195,080        413,707
                                                             ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net loan repayments                                        10,523,337     16,800,182
    Proceeds from payments received on securities available
      for sale                                                  3,714,051      3,440,839
    Net change in interest bearing deposits in other banks      2,108,922     (1,330,432)
    Purchase of bank owned life insurance                               0     (3,818,172)
    Purchase of securities available-for-sale                 (80,153,622)   (77,620,000)
    Proceeds from sales of securities available-for-sale        3,037,941     10,101,813
    Proceeds from maturing and callable securities
      available-for-sale                                       60,620,000     63,000,000
    Purchases of premises and equipment                          (153,881)      (142,201)
    Proceeds from sales of premises and equipment                       0          5,500
    Proceeds from sales of real estate owned                    1,818,009      1,147,625
                                                             ------------   ------------
                 Net cash provided by investing activities      1,514,757     11,585,154
                                                             ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in passbook, NOW, and money market
      deposit accounts                                          1,068,904      7,783,475
    Proceeds from sales of time deposits                       21,174,033     25,562,227
    Payments on maturing time deposits                        (26,786,215)   (27,318,448)
    Increase (decrease) in borrowed funds                       2,840,000    (17,400,000)
    Increase (decrease) in official checks outstanding            594,112        (53,857)
    Repurchase of common stock                                 (1,369,702)             0
    Payments of cash dividends                                   (710,154)      (710,153)
                                                             ------------   ------------
                 Net cash used in financing activities         (3,189,022)   (12,136,756)
                                                             ------------   ------------
NET INCREASE (DECREASE) IN CASH                                   520,815       (137,895)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  3,342,141      3,480,036
                                                             ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  3,862,956   $  3,342,141
                                                             ============   ============
SUPPLEMENTAL DISCLOSURES:
    Cash payments for interest                               $  6,320,688   $  9,670,812
    Cash payments for income taxes                                545,000        531,281
    Real estate acquired through foreclosure                    1,041,777      2,227,050



       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

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

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned.

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

         LOANS HELD FOR SALE

         Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2002 or 2001. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

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

         ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2002.

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

         REAL ESTATE OWNED

         Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling cost. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

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

         GOODWILL

         In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2002, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2001 to December 31, 2002.

         The following table is a reconciliation of net income, basic earnings per share, and diluted earnings per share with and without goodwill amortization.


                                               For The Fiscal Years ended December 31,
                                               ---------------------------------------

                                                       2002              2001
                                                       ----              ----
                Reported net income                  $2,012,788      $   683,288
                Add back: goodwill amortization               0           40,867
                                                     ----------      -----------
                Adjusted net income                  $2,012,788      $   724,155

                Basic earnings per share:
                   Reported net income               $     1.14      $      0.38
                   Goodwill amortization                      0             0.02
                                                     ----------      -----------
                   Adjusted Net Income               $     1.14      $      0.40

                Diluted earnings per share:
                   Reported net income               $     1.13      $      0.38
                   Goodwill amortization                      0             0.02
                                                     ----------      -----------
                    Adjusted Net Income              $     1.13      $      0.40



         LONG-LIVED ASSETS

         Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

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

         STOCK BASED COMPENSATION

         In accordance with the provision of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to record compensation cost under APB Opinion No 25, Accounting for Stock Issued to Employees, and accordingly does not recognize compensation cost due to the fact that all options granted were priced at the fair market value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

                                                            Fiscal Year    Fiscal Year
                                                               Ended          Ended
                                                            December 31,   December 31,
                                                            ---------------------------
                                                                2002          2001
                                                            ---------------------------
                Net income --- as reported                   $2,012,788    $ 683,288
                Stock-based compensation expense                 (8,422)     (21,056)
                                                             ----------    ---------
                Net Income -- pro forma                      $2,004,366    $ 662,232

                Basic earnings per share -- as reported      $     1.14    $    0.38
                Basic earnings per share -- pro forma              1.13         0.37

                Diluted earnings per share -- as reported    $     1.13    $    0.38
                Diluted earnings per share -- pro forma            1.13         0.37


         EARNINGS PER SHARE

         Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised and converted into common stock and is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

       The following table represents the earnings per share calculations for the years ended December 31, 2002 and 2001:


                                                                              NET                     PER SHARE
                            FOR THE YEARS ENDED                             INCOME          SHARES      AMOUNT
                            -------------------                             ------          ------      ------
              December 31, 2002
                  Basic earnings per share                               $  2,012,788      1,769,888   $  1.14
                  Dilutive securities                                                          6,556         0
                  Diluted earnings per share                             $  2,012,788      1,776,444   $  1.13
                                                                         ============     ==========   =======


              December 31, 2001
                  Basic earnings per share before extraordinary item     $    790,875      1,775,384   $  0.44
                  Basic loss per share extraordinary item                    (107,587)     1,775,384     (0.06)
                                                                         ------------     ----------   -------
                  Basic earnings per share                                    683,288      1,775,384      0.38
                                                                         ============     ==========   =======

                  Dilutive securities                                               0              0         0
                  Diluted earnings per share before extraordinary item        790,875      1,775,384      0.44
                  Diluted loss per share extraordinary item                  (107,587)     1,775,384     (0.06)
                                                                         ------------     ----------   -------
                  Diluted earnings per share                             $    683,288      1,775,384   $  0.38
                                                                         ============     ==========   =======

      Options to purchase 45,500 shares of common stock at $10.125 per share and options to purchase 54,560 shares of common stock at $8.8125 per share were outstanding during all four quarters of 2002 and were included in the 2002 computation of diluted EPS because the options exercise price was less than the average market price of the common shares. These options were not included in the computation of diluted EPS during fiscal year 2001 because the options' exercise prices were greater than the average market price of the common shares. The options, which expire on August 28, 2006 and May 26, 2009, respectively, were still outstanding at December 31, 2002.

      RECENT ACCOUNTING PRONOUNCEMENTS

      In August 2001, the FASB issued SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company's consolidated financial position or results of operations upon adoption on January 1, 2002.

      In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Correction. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also amends SFAS No. 113, Accounting for Leases to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for fiscal years beginning after May 15, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

      In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking and Thrift Institutions, and FASB
      Interpretation ("FIN") No. 9, Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The provisions of this statement were effective as of October 1, 2002, with earlier application permitted. The adoption of this statement did not have a material impact on the Company's consolidated financial position or result of operations.

      In December 2002, the FASB issued SFAS 148, Accounting for Stock Based Compensation--Transition and Disclosure, which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This statement is effective for fiscal and interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of this statement on December 31, 2002. Management does not expect this statement to have a material impact to the consolidated financial statements.

      In November 2002, The FASB issued FIN 45, Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provision of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit and first loss guarantees on securitizations. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The effects of this Interpretation did not have a material impact on the consolidated financial statements.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of ARB 51, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition public companies must apply the consolidated requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. Management is currently assessing the impact of FIN 46, and does not expect this interpretation to have any impact to the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

      PRIOR YEAR CLASSIFICATION

      Certain prior year amounts have been reclassified to conform to the current year presentation. These classifications have no effect on previously reported total equity or net income during the periods involved.

2.       SECURITIES

         The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2002 and 2001 are as follows:


                                                                             December 31, 2002
                                                         -------------------------------------------------------
                                                          Amortized      Unrealized   Unrealized        Fair
                                                            Cost         Gross Gain   Gross Loss        Value
                                                            ----         ----------   ----------        -----
          Securities of U.S. Government Agencies         $59,964,682      $680,646    $        0     $60,645,328
          Other Securities                                       716             0             0             716
          Mortgage-Backed Securities                      14,404,068       265,585       (14,470)     14,655,183
                                                         -----------      --------    ----------     -----------
                                                         $74,369,466      $946,231    $  (14,470)    $75,301,227
                                                         ===========      ========    ==========     ===========



                                                                              December 31, 2001
                                                         ------------------------------------------------------
                                                          Amortized      Unrealized    Unrealized        Fair
                                                            Cost         Gross Gain    Gross Loss       Value
                                                            ----         ----------    ----------       -----
          Securities of U.S. Government Agencies         $51,604,146      $ 96,589    $ (823,581)    $50,877,154
          Other Securities                                       716             0             0             716
          Mortgage-Backed Securities                       9,901,225       120,565       (36,912)      9,984,878
                                                         -----------      --------    ----------     -----------
                                                         $61,506,087      $217,154    $ (860,493)    $60,862,748
                                                         ===========      ========    ==========     ===========

         The amortized cost and estimated fair value of securities available-for-sale at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        Amortized               Fair
                                                                           Cost                 Value
                                                                           ----                 -----
         Due in one year or less                                       $  1,000,000         $  1,038,141
         Due after one year through five years                           55,964,682           56,570,356
         Due after five years through ten years                           3,000,716            3,037,547
                                                                       ------------         ------------
                                                                         59,965,398           60,646,044
         Mortgage-Backed Securities                                      14,404,068           14,655,183
                                                                        -----------          -----------
                                                                        $74,369,466          $75,301,227
                                                                        ===========          ===========

         Securities of approximately $25 million and $27 million at December 31, 2002 and 2001, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $19 million at December 31, 2002 and 2001, respectively. Gross gains realized on sales were $37,941 and $73,850 during December 31, 2002 and 2001, respectively. There were no realized losses on sales during 2002 or 2001.

3.       LOANS RECEIVABLE

         Loans receivable, net at December 31, are summarized as follows:


                                                                2002             2001
                                                                ----             ----
         Residential and commercial real estate mortgage
            loans with variable rates                       $ 30,305,385     $ 32,016,573
         Residential and commercial real estate mortgage
            loans with fixed rates                            49,884,264       54,036,101
         Real estate construction loans                       15,329,207       18,387,131
         Commercial loans                                     11,549,032       15,986,895
         Consumer loans                                       13,833,984       12,373,414
                                                            ------------     ------------
                                                             120,901,872      132,800,114
         Allowance for loan losses                            (1,322,380)      (1,308,186)
         Unearned income                                        (204,456)        (207,505)
                                                            ------------     ------------
                                                            $119,375,036     $131,284,423
                                                            ============     ============

         During fiscal years 2002 and 2001, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2002 and 2001 amounted to $1,045,988 and $900,787, respectively. The change from December 31, 2001 to December 31, 2002 reflects payments amounting to $947,401 and advances of $1,092,602 made during the year.

         The Bank has a credit concentration in residential real estate mortgage loans. Approximately $80 million and $86 million at December 31, 2002 and 2001, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2002, the largest amount loaned by the Bank to one borrower was $2.3 million, which was approximately 12% of the Company's stockholders' equity.

         A reconciliation of the allowance for loan losses is as follows:


                                                              2002            2001
                                                              ----            ----
                 Balance at beginning of year           $  1,308,186      $  1,338,631
                 Charge-offs                                (747,194)       (2,022,211)
                 Recoveries                                  114,088            50,116
                 Provision                                   647,300         1,941,650
                                                        ------------      ------------
                 Balance at end of year                 $  1,322,380      $  1,308,186
                                                        ============      ============


         The Bank was servicing first mortgage loans for others totaling $63,909,302 and $62,986,817 at December 31, 2002 and 2001,
         respectively.

         At December 31, 2002 the Bank had outstanding loan commitments of $20,811,837, including $6,391,488 in undisbursed construction loans in process; $11,937,349 in unused lines and letters of credit; and $2,483,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

         The Company had approximately $1,170,000 and $867,000 of loans classified as non-accrual at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002 and 2001 gross interest income of $37,390 and $27,344, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $22,106 and $61,394 for the years ended December 31, 2002 and 2001, respectively.

4.       REAL ESTATE OWNED

         Activity in the allowance for losses on real estate owned is as follows:


                                                            2002            2001
                                                            ----            ----
                  Balance at beginning of year         $    206,893      $ 173,728
                  Provision                                       0         64,533
                  Charge-offs, net of recoveries           (206,893)       (31,368)
                                                       ------------      ---------
                  Balance at end of year               $          0      $ 206,893
                                                       ============      =========



5.       PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 2002 and 2001 are summarized as follows:


                                                              2002             2001
                                                              ----             ----
              Land                                        $   883,230      $   883,230
              Buildings and leasehold improvements          6,311,551        6,309,586
              Furniture, fixtures, and equipment            4,397,857        4,287,176
              Automobiles                                     139,636          115,183
                                                          -----------      -----------
                                                           11,732,274       11,595,175
              Less accumulated depreciation                (6,077,451)      (5,559,110)
                                                          -----------      -----------
                                                          $ 5,654,823      $ 6,036,065
                                                          ===========      ===========


         Depreciation expense for the fiscal years ended December 31, 2002 and 2001 on premises and equipment was approximately $535,000 and $567,000, respectively.

         The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2002 and 2001, respectively, include rental expense under these leases of $134,763 and $111,763, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

                                     At December 31, 2002               Amount
                                     --------------------               ------
                             2003                                      $  72,872
                             2004                                         63,965
                             2005                                         64,565
                             2006                                         58,565
                             2007                                         41,687
                             Thereafter                                  144,000
                                                                       ---------
                                      Total                             $445,654
                                                                       =========

         The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 and $97,655 for the fiscal years ended December 31, 2002 and 2001, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 and $50,000 for each of the fiscal years ended December 31, 2002 and 2001, respectively.

6.       DEPOSITS

         Deposits at December 31, 2002 and 2001 are summarized as follows:

                                                              2002              2001
                                                              ----              ----
              Passbook accounts                          $ 15,538,898      $ 15,113,734
              NOW accounts                                 15,920,780        15,269,585
              Money market deposit accounts                11,468,406        11,721,057
              Noninterest-bearing accounts                  9,830,290         9,585,094
                                                        -------------      ------------
                                                           52,758,374        51,689,470

              Time deposits:
                 Fixed-rate certificates less than
                   $100,000                                81,421,425        83,595,040
                 Fixed-rate certificates greater than
                   $100,000                                54,774,931        58,213,498
                                                         ------------      ------------
                                                          136,196,356       141,808,538
                                                         ------------      ------------
                                                         $188,954,730      $193,498,008
                                                         ============      ============

         The amounts and scheduled maturities of time deposits at December 31, 2002 are as follows:

                                    2003                       $100,629,955
                                    2004                         16,159,392
                                    2005                          8,950,987
                                    2006                          1,560,995
                                    2007 and thereafter           8,895,027
                                                               ------------
                                                               $136,196,356
                                                               ============

         Interest expense on deposits is summarized as follows:


                                                            2002             2001
                                                            ----             ----
              Passbook accounts                          $  186,174      $  337,311
              NOW accounts                                  134,766         267,121
              Money market deposit accounts                 199,683         275,099
              Time deposits                               5,268,202       7,911,530
                                                         ----------      ----------
                                                         $5,788,825      $8,791,061
                                                         ==========      ==========

7.       BORROWED FUNDS

         Borrowed funds at December 31, 2002 and 2001 are summarized as follows:


                                                                  2002           2001
                                                                  ----           ----
         Warrants payable: $175,000 with an interest rate
         of 5.15% maturing one year or less; $390,000
         with an interest rate of 5.30% maturing greater
         than one year through 3 years; $455,000 with
         an interest rate of 5.51% maturing greater than
         3 years through 5 years; $1,920,000 with an
         interest rate of 5.95% maturing after 5 years         $2,940,000    $ 3,100,000

         Short term advances from the Federal Home Loan
           Bank of Atlanta:
         $3,000,000 with an interest rate of 1.30%
         maturing in 2003                                      $3,000,000    $         0
                                                               ----------    -----------

                                                               $5,940,000    $ 3,100,000
                                                               ==========    ===========

         The Company has available credit of $32,700,000 at the FHLB of Atlanta, Georgia at December 31, 2002. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $975,000 as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2002 was approximately $50,818,067. FHLB advances outstanding totaling $3,000,000 were callable at the discretion of the FHLB of Atlanta at December 31, 2002. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2002 and 2001 was $9,500,000 and $17,250,000, respectively. The average amount outstanding during 2002 and 2001 was $1,200,000 and $3,812,603, respectively.

         During the first quarter of 2001, the Bank used a portion of its excess liquidity to repay advances that would have matured in July, November and December 2001. The Bank incurred an extraordinary expense of $107,587, net of tax benefit of $62,903, relating to these prepayment penalties.

8.       INCOME TAXES

         Income tax expense (benefit) before extraordinary item, included in the consolidated statements of operations, is comprised of the following:


                                                   Federal       State         Total
                                                   -------       -----         -----
              Year ended December 31, 2002:
                  Current                        $  914,967    $  91,998    $ 1,006,965
                  Deferred                           18,312          169         18,481
                                                 ----------    ---------    -----------
                                                 $  933,279    $  92,167    $ 1,025,446
                                                 ==========    =========    ===========

              Year ended December 31, 2001:
                  Current                        $  417,958    $  77,777    $   495,735
                  Deferred                         (122,503)     (22,969)      (145,472)
                                                 ----------    ---------    -----------
                                                 $  295,455    $  54,808    $   350,263
                                                 ==========    =========    ===========

         Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:


                                                                    2002       2001
                                                                    ----       ----
              Tax expense at federal income tax rate            $ 1,033,000   $ 387,987
              Increase (decrease) resulting from:
                  State income tax, net of federal tax benefit       60,830      15,281
                  Amortization of goodwill                                0      13,895
                  Cash surrender value of bank owned life
                  insurance, net of premiums                        (95,878)    (86,787)
                  Other                                              27,494      19,887
                                                                -----------   ---------
                                                                $ 1,025,446   $ 350,263
                                                                ===========   =========

              Effective income tax rate                                  34%         31%
                                                                ===========   =========

         Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:



                                                                   December 31,       December 31,
                                                                      2002                2001
                                                                      ----                ----
              Allowance for loan losses                             $ 506,340          $ 477,974
              Unrealized loss on securities available-for-sale              0            219,668
              Other real estate reserves                               78,884            147,363
              Other                                                    59,308             25,450
                                                                    ---------          ---------
                            Deferred tax asset                        644,532            870,455
                                                                    ---------          ---------
              Depreciation                                           (487,153)          (476,441)
              Unrealized gain on securities available-for-sale       (344,752)                 0
              FHLB stock                                             (129,307)          (128,328)
              Other                                                      (535)                 0
                                                                    ---------          ---------
                            Deferred tax liability                   (961,747)          (604,769)
                                                                    ---------          ---------
              Net deferred tax (liability) asset                    $(317,215)         $ 265,686
                                                                    =========          =========

         There was no valuation allowance during either 2002 or 2001.

9.       COMPENSATION AND BENEFITS

         The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $68,157 and $43,712 for the years ended December 31, 2002 and 2001, respectively.

         The Company and the Bank have an employment agreement with a chief executive officer. It provides for compensation and benefits in the in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2002 for termination is approximately $370,000.

10.      LONG-TERM INCENTIVE COMPENSATION PLAN

         The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2002. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

         A summary of the status of the Company's stock option plan at December 31, 2002 and 2001 and the changes during the years then ended is as follows:


                                                2002                    2001
                                          -----------------      -------------------
                                                   Exercise                 Exercise
                                           Shares    Price        Shares      Price
                                           ------    -----        ------      -----
      Outstanding at beginning of year    103,060   $  9.26      103,060   $   9.26
      Granted                                   0         0            0          0
      Exercised                                 0         0            0          0
      Forfeited                            (3,000)    10.13            0          0
                                          -------   -------      -------   --------
      Outstanding at end of year          100,060   $  9.41      103,060   $   9.26
                                          =======   =======      =======   ========
      Exercisable at end of year          100,060   $  9.41       54,560   $   8.81
                                          =======   =======      =======   ========
      Fair value of options granted         N/A                    N/A
                                          =======                =======

         The following table summarizes information about these stock options at December 31, 2002:


                                    Number outstanding                 Remaining
                Exercise                    At                        Contractual
                 Price              December 31, 2002                    Life
                 -----              -----------------                    ----
                 $ 8.81                    54,560                        4 years

                 $10.13                    45,500                      6.4 years
                                          -------
                                          100,060
                                          =======

11.      STOCKHOLDERS' EQUITY

         Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2003 approximately $1.0 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

         The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2002 and 2001 that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

         As of December 31, 2002 and 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

         Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:



                                                                                                  To be Well-Capitalized
                                                                                                       Under Prompt
                                                                                For Capital              Corrective
                                                             Actual          Adequacy Purposes       Action Provisions
                                                       -----------------    -------------------      ------------------
                                                       Amount     Ratio      Amount      Ratio      Amount       Ratio
                                                       ------     -----      ------      -----      ------       -----
                                                                          (Dollar Amounts in Thousands)
       As of December 31, 2002:
           Total Capital (to Risk Weighted Assets):
              Consolidated                            $20,384      15.8%    >$10,335      >8.0%        N/A          N/A
                                                                            -             -
              Pinnacle Bank                            19,774      15.3     > 10,335      >8.0     >$12,919       >10.0%
                                                                            -             -        -              -
           Tier I Capital (to Risk Weighted Assets):
              Consolidated                             19,062      14.8       >5,168      >4.0          N/A         N/A
                                                                              -           -
              Pinnacle Bank                            18,452      14.3       >5,168      >4.0       >7,751        >6.0
                                                                              -           -          -             -
           Tier I Capital (to Average Assets):
              Consolidated                             19,062       8.7       >8,758      >4.0          N/A         N/A
                                                                              -           -
              Pinnacle Bank                            18,452       8.4       >8,758      >4.0      >10,948        >5.0
                                                                              -           -         -              -
       As of December 31, 2001:
           Total Capital (to Risk Weighted Assets):
              Consolidated                            $20,436      15.5%    >$10,549      >8.0%         N/A         N/A
                                                                            -             -
              Pinnacle Bank                            19,055      14.5     > 10,549      >8.0     >$13,186       >10.0%
                                                                            -             -        -              -
           Tier I Capital (to Risk Weighted Assets):
              Consolidated                             19,128      14.5       >5,275      >4.0          N/A         N/A
                                                                              -           -
              Pinnacle Bank                            17,747      13.4       >5,275      >4.0       >7,912        >6.0
                                                                              -           -          -             -
           Tier I Capital (to Average Assets):
              Consolidated                             19,128       8.8       >8,694      >4.0          N/A         N/A
                                                                              -           -
              Pinnacle Bank                            17,747       8.1       >8,694      >4.0      >10,868        >5.0
                                                                              -           -         -              -

         In 2002, the Company announced a stock repurchase program to acquire up to 178,000 shares of common stock. As of December 31, 2002 the Company had repurchased 122,700 shares at an average price of $11.16 per share.

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

         The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

                                                                          2002
                                                         ------------------------------------------
                                                           Before                           After
                                                            Tax              Tax             Tax
                                                           Amount           Effect          Amount
                                                           ------           ------          ------
       Unrealized gains arising during the year         $ 1,613,041       $ (578,016)    $ 1,035,025
       Reclassification for adjustments for
           gains included in net earnings                   (37,941)          13,596         (24,345)
                                                        -----------       ----------     -----------
       Net change in unrealized gain on securities      $ 1,575,100       $ (564,420)    $ 1,010,680
                                                        ===========       ==========     ===========

                                                                             2001
                                                        --------------------------------------------
                                                            Before                          After
                                                             Tax             Tax             Tax
                                                            Amount          Effect          Amount
                                                            ------          ------          ------
       Unrealized losses arising during the year        $  (248,156)      $  100,503     $  (147,653)
       Reclassification for adjustments for
           gains included in net earnings                   (73,850)          29,909         (43,941)
                                                        -----------       ----------     -----------
       Net change in unrealized loss on securities      $  (322,006)      $  130,412     $  (191,594)
                                                        ===========       ==========     ===========


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

         A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:


                                                           At December 31, 2002          At December 31,2001
                                                         ------------------------     -------------------------
                                                          Carrying      Estimated      Carrying      Estimated
                                                           Amount       Fair Value      Amount       Fair Value
                                                           ------       ----------      ------       ----------
                                                                                 (In Thousands)
       ASSETS:
           Cash on hand and in banks                     $   3,863      $   3,863      $   3,342      $   3,342
           Interest-bearing deposits in other banks            357            357          2,466          2,466
           Securities available-for-sale                    75,301         75,301         60,863         60,863
           FHLB stock                                          975            975            975            975
           Loans held for sale                               4,969          4,969          3,875          3,875
           Loans receivable, net                           119,375        119,603        131,284        131,415
           Accrued interest receivable                       1,318          1,318          1,676          1,676

       LIABILITIES:
           Deposits                                      $ 188,955      $ 189,667      $ 193,498      $ 194,915
           Borrowed funds                                    5,940          6,894          3,100          3,100
           Accrued interest payable                            614            614            952            952


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

         FHLB STOCK. The FHLB has historically repurchased their stock at cost, as no readily available market exists. Therefore the carrying amount is considered a reasonable estimate of it fair value.

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

         OFF-BALANCE SHEET ITEMS. Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, and are for short periods, and have no significant credit exposure.

13.      CONTINGENCIES

         The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14.      CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 2002 AND 2001

                                 (IN THOUSANDS)


                                                                 2002         2001
                                                                 ----         ----
ASSETS:
    Cash and cash equivalents                                  $    395     $     13
    Interest-bearing deposits in other banks                        227        1,453
    Investment in subsidiary                                     19,347       17,631
                                                               --------     --------
              Total assets                                     $ 19,969     $ 19,097
                                                               ========     ========

LIABILITIES:                                                   $     14     $     85

STOCKHOLDERS' EQUITY:
    Common Stock                                                     18           18
    Additional paid in capital                                    8,132        8,132
    Treasury shares at cost                                      (1,498)        (128)
    Retained Earnings                                            12,716       11,414
    Accumulated other comprehensive income (loss) net of tax        587         (424)
                                                               --------     --------
              Total stockholders' equity                         19,955       19,012
                                                               --------     --------
              Total liabilities and stockholders' equity       $ 19,969     $ 19,097
                                                               ========     ========


                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                 (IN THOUSANDS)



                                                             2002          2001
                                                             ----          ----
INCOME:
    Dividend income from Pinnacle Bank                      $  1,310      $  710
    Interest income                                               20          47
                                                            --------      ------
          Total income                                         1,330         757

EXPENSE                                                           23          17
                                                            --------      ------

INCOME BEFORE EQUITY IN UNDISTRIBUTED (LOSS)
     INCOME OF SUBSIDIARY                                      1,307         740
EQUITY IN UNDISTRIBUTED INCOME (LOSS) OF SUBSIDIARY              706         (57)
                                                            --------      ------
           Net income                                       $  2,013      $  683
                                                            ========      ======

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                 (IN THOUSANDS)

                                                                   2002      2001
                                                                   ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                   $ 2,013     $ 683
    Adjustments to reconcile net income to net cash
       provided by operating activities:
       Undistributed (income) loss of subsidiary                    (706)       57
       (Decrease) increase in other liabilities                      (71)       17
                                                                 -------     -----
           Net cash provided by operating activities               1,236       757
                                                                 -------     -----
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net change in interest bearing deposits in other banks         1,226       (47)
                                                                 -------     -----
           Net cash provided by (used in) investing activities     1,226       (47)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repurchase of shares of common stock                          (1,370)        0
    Cash dividends paid                                             (710)     (710)
                                                                 -------     -----
           Net cash used in financing activities                  (2,080)     (710)
                                                                 -------     -----
INCREASE IN CASH AND CASH EQUIVALENTS                                382         0

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        13        13
                                                                 -------     -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $   395     $  13
                                                                 =======     =====

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2002 and 2001 follows:


                                                                      FIRST           SECOND          THIRD       FOURTH
                                                                     QUARTER          QUARTER        QUARTER      QUARTER
                                                                     -------          -------        -------      -------
Year Ended December 31, 2002:
    Interest revenue                                                $3,356,208      $3,302,366     $3,328,950   $3,115,779
    Interest expense                                                 1,667,182       1,560,612      1,470,664    1,284,103
    Net interest income after provision for loan losses              1,530,726       1,603,754      1,720,286    1,618,676
    Noninterest income                                                 498,554         516,699        511,176      631,008
    Noninterest expense                                              1,367,666       1,340,704      1,520,671    1,363,604
    Net income                                                         441,791         515,750        473,025      582,222
    Basic and diluted earnings per share                                  0.25            0.29           0.27         0.33


Year Ended December 31, 2001:
    Interest revenue                                                $4,306,952      $4,018,816     $3,879,973   $3,617,122
    Interest expense                                                 2,646,097       2,382,784      2,225,379    1,937,395
    Net interest income after provision for loan losses              1,540,855         966,032      1,202,944      979,727
    Noninterest income                                                 438,074         415,169        437,044      467,944
    Noninterest expense                                              1,478,211       1,168,043      1,206,605    1,373,792
    Net income before extraordinary item                               437,815         105,571        164,134       83,355
    Extraordinary item, net of tax benefit of $62,903                  107,587               0              0            0
    Net income                                                         330,228         105,571        164,134       83,355
    Basic and diluted earnings per share before
       extraordinary item                                                  .25             .06            .09          .05
    Basic and diluted loss per share extraordinary item                    (06)              0              0            0
    Basic and diluted earnings per share                                   .19             .06            .09          .05


                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O.H. Brown
                     Warren Averett Kimbrough & Marino, LLC

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

                                   Max Perdue
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                           Murphy Manufacturing, Inc.

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                  Al H. Simmons
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank
                   Insurance Agent, Pittman & Associates, Inc.

                              J.T. "Jabo" Waggoner
                                 Vice President,
                       External Affairs HealthSouth Corp.

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

                                   Rick Brown
                             Vice President- Lending

                                  Jaye Ottinger
                        Vice President - Mortgage Lending

                                 Carl Schoettlin
                            Vice President - Lending

                                  Carmen Sparks
                         Vice President -Data Processing

                                  Brenda Steele
                          Vice President & I.S. Officer
                             & GLBA Security Officer

                                    Rita Pope
                                   BSA Officer

                                   Pam Elliott
                          Haleyville Regional President

                                    Tracy Rye
                            Vice President - Lending

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

                                 TRANSFER AGENT
                         Registrar & Transfer Co., Inc.
                              Cranford, New Jersey

                                 GENERAL COUNSEL
                     Maddox, MacLaurin, Nicholson & Thornley
                                 Jasper, Alabama

                                    AUDITORS
                                    KPMG LLP
                               Birmingham, Alabama

                             ADDITIONAL INFORMATION
                  Analysts, stockholders and any other parties
                 interested in obtaining additional information
                          may contact Marie Guthrie at
            Post Office Box 1388, Jasper AL 35502-1388 (205/221-4111)

                                 ANNUAL MEETING
         The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                     204 19th Street East, Jasper, Alabama
                          at 11:00 a.m. on May 28, 2003





                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2003 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388

                                                                      EXHIBIT 13


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



                                         /s/ ARTHUR ANDERSEN LLP

Birmingham, Alabama
February 26,2002




This is a copy of a previously issued report and Arthur Andersen, LLP has not reissued the report.