Form 10KSB, Exhibit 13
period 2003-12-31
PINNACLE BANCSHARES INC
filed 2004-03-30
CIK 1022243

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

                          BALANCE SHEET AND OTHER DATA

                                                            AT DECEMBER 31,
                                                        ----------------------
                                                          2003          2002
                                                        --------      --------
                                                        (Dollars in Thousands)
TOTAL AMOUNT OF:
     Assets                                             $208,574      $218,290
     Loans, net                                          105,477       119,375
     Interest-bearing deposits in other banks              3,519           357
     Securities available-for-sale                        83,325        75,301
     Loans held for sale                                   1,428         4,969
     Deposits                                            179,939       188,955
     Subordinated debt                                     3,093             0
     Borrowed funds                                        3,465         5,940
     Stockholders' equity                                 19,431        19,955
NUMBER OF:
     Real estate loans outstanding                         2,263         2,504
     Savings accounts                                     13,624        14,301
     Full-service offices open                                 6             6

                          STATEMENT OF OPERATIONS DATA

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                    2003          2002
                                                                  --------      --------
                                                                      (In Thousands)
INTEREST INCOME                                                   $ 11,287      $ 13,103

INTEREST EXPENSE                                                     3,906         5,982
                                                                  --------      --------
   Net interest income before provision for loan losses              7,381         7,121

PROVISION FOR LOAN LOSSES                                              963           647
                                                                  --------      --------
   Net interest income after provision for loan losses               6,418         6,474

NONINTEREST INCOME                                                   2,845         2,157

NONINTEREST EXPENSE                                                  5,569         5,593

INCOME TAX EXPENSE                                                   1,268         1,025
                                                                  --------      --------
Net income                                                        $  2,426      $  2,013
                                                                  ========      ========

                                   OTHER DATA

                                                                                                             FOR THE YEARS ENDED
                                                                                                                 DECEMBER 31,
                                                                                                           -----------------------
                                                                                                           2003               2002
                                                                                                           ----               ----
Interest rate spread                                                                                        3.7%               3.5%
Yield on average interest earning assets                                                                    5.7                6.5
Return on assets (net income divided by average total assets)                                               1.1                0.9
Return on equity (net income divided by average equity)                                                    12.4               10.0
Equity-to-assets ratio (average equity divided by total average assets)                                     9.0                9.2
Dividend payout ratio (dividends declared divided by net income)                                           26.2               32.8

                          YIELDS EARNED AND RATES PAID

         The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

                                                                                                 FOR THE YEARS ENDED
                                                                                                     DECEMBER 31,
                                                                                              -------------------------
                                                                                              2003                 2002
                                                                                              ----                 ----
Weighted average yield on loans................................                                7.1%                 7.5%

Weighted average yield on securities available-
   for-sale....................................................                                3.7                  4.9

Weighted average yield on all interest-earning
   assets......................................................                                5.7                  6.5

Weighted average rate paid on deposits.........................                                2.0                  3.0

Weighted average rate paid on
   borrowed funds..............................................                                3.6                  4.6

Weighted average rate paid on all interest-
   bearing liabilities.........................................                                2.0                  3.0

Interest rate spread (spread between weighted
   average rate on all interest-bearing assets and
   all interest bearing-liabilities)...........................                                3.7                  3.5

Net yield (net interest income as percentage of
   interest-earning assets)....................................                                3.7                  3.5

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

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

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate increase applied to all interest-earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the equity in the underlying instruments of approximately $1,011,000, $1,877,000, and $2,799,000, respectively. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate increase, the Company would except a net decrease in projected net income for the first year of approximately $66,000, $93,000 and $108,000, respectively. This hypothetical is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

Since the beginning of 2001, the Federal Reserve Board continued to reduce the targeted level for the federal funds rate, reaching an all-time low of 1.00% in mid-2003 and maintaining this target for the remainder of 2003. As a result, market interest rates on loans decreased, and the Bank experienced a significant number of mortgage loan refinancings during the period, including 2003, which the Bank does not expect to continue even if prevailing rates do not increase materially. In response to continued rate reductions, the Bank reduced funding costs through deposit rate reductions and less aggressive repricing of maturing certificates of deposits. A continued period of low interest rates may negatively impact the Bank's net interest margin and net interest income if the Bank is unable to reduce funding costs further.

FINANCIAL CONDITION

Total assets were $208.6 million, at December 31, 2003, as compared to $218.3 million, at December 31, 2002. Total securities available-for-sale increased $8.0 million, to $83.3 million at December 31, 2003 from $75.3 million at December 31, 2002. This increase was primarily due to purchases exceeding calls, maturities, and sales. The Bank had $35.6 million in agency securities called in 2003. Also during the fiscal year ended December 31, 2003 the Bank sold $46.0 million in agency securities. Gains of $400,000 were realized on these calls and sales. With the proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and Federal Home Loan Bank ("FHLB") Advances, the Bank purchased $96.7 million in agency securities during fiscal year ended December 31, 2003.

At December 31, 2003, the Company's securities portfolio of $83.3 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be carried at fair value with the unrealized gains/losses reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $13.9 million, to $105.5 million at December 31, 2003 from $119.4 million at December 31, 2002. This decrease was primarily due to refinancing activities of residential mortgages from adjustable rates to fixed rates, which the Bank sells in the secondary market. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

Total deposits decreased approximately $9.0 million, to $180.0 million at December 31, 2003 from $189.0 million at December 31, 2002. This decrease was primarily a result of interest rate competition within the Company's market place and a lack of economic growth in a significant portion of the Bank's primary market area.

On December 22, 2003, the Company established Pinnacle Capital Trust I, (the "Trust") a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $93,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds from the issuance of the common and preferred securities to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet at December 31, 2003 and the $3,093,000 obligation of Pinnacle Bancshares, Inc. is included in subordinated debt.

During the fiscal years ended December 31, 2003 and 2002, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. During the fiscal year ended December 31, 2003, the Bank used proceeds from borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2003 and 2002 was $13.5 million and $9.5 million, respectively. The average amount outstanding during fiscal years December 31, 2003 and 2002 was $2.6 million and $1.2 million, respectively.

RESULTS OF OPERATIONS

GENERAL

The Company's income is derived principally from net interest income, which is the difference between interest income on loans and securities, net of provisions for losses, and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, fee and service charge income, operating expenses, and income taxes.

NET INCOME

The Company reported net income of $2,426,000 for the fiscal year ended December 31, 2003, compared with net income of $2,013,000 in the prior year, an increase of approximately 21%. Net interest income after the provision for loan losses for the year ended December 31, 2003 was $6,418,000, compared with $6,473,000 in the prior year. A significant portion of the higher net income was related to non-interest income, which increased from $2,157,000 for the year ended December 31, 2002, to $2,845,000 for fiscal year 2003. The increase was primarily attributable to increases in net gains on the sale of loans held for sale and available-for-sale securities of $311,000 and $362,000, respectively.

INTEREST INCOME

Interest income on loans and securities decreased approximately $1.8 million from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. The decrease was primarily due to decreases in market interest rates, causing a decrease in the yield earned, from 6.5% in 2002 to 5.7% in 2003.

Other interest income decreased approximately $49,000 from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. The decrease was primarily due to a decrease in the average balance of interest-bearing deposits in other banks of approximately $2.2 million as well as a decrease in yields earned from 1.7% in 2002 to 1.0% in 2003.

INTEREST EXPENSE

Interest expense on deposits decreased approximately $2.1 million from the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2003. The decrease was primarily due to a decrease in the weighted average rate paid on deposits, as a result of a decline in average rates offered from 3.0% in 2002 to 2.0% in 2003.

Interest expense on borrowed funds was $195,000 for the fiscal year ended December 31, 2003, compared to $194,000 for fiscal year ended December 31, 2002. The average balance of borrowed funds increased $1,203,000 during the fiscal year ended December 31, 2003. This increase was offset by a decrease in the weighted average rate paid on borrowed funds from 4.6% in 2002 to 3.6% in 2003.

PROVISIONS FOR LOAN LOSSES

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $963,400 and $647,300, for the fiscal years ended December 31, 2003 and 2002, respectively.

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Total non-performing assets as of December 31, 2003 were $1,023,000, as compared to $1,609,000 at December 31, 2002. This decrease in non-performing assets was primarily due to a decrease sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2003 were $2,891,000, as compared to $3,026,000 as of December 31, 2002. This decrease was primarily due to improved credit quality.

NONINTEREST INCOME

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain
(loss) on sale of assets increased $688,000 from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. The increase was due primarily to an increase in fees and service charges on deposit accounts of $121,000, which is due to the Bank instituting new programs generating much higher insufficient check charges. These new programs are higher risk than the Bank's previous programs and the Bank closely monitors overdrafts associated with these new programs. The increase was also due to an increase in the gain on sale of mortgage loans of $311,000, an increase in the gain on sale of securities available-for-sale of $362,000, and an increase in all other non-interest income of $21,000. This increase was offset by a decrease in fees and charges on loans of $32,000 and a decrease in the gain on sale of real estate owned of $95,000.

NONINTEREST EXPENSE

Noninterest expense decreased $23,000 from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. This decrease was due primarily to a decrease in occupancy expense of $341,000. The decrease in occupancy expense for the year ended December 31, 2003 was primarily the result of property tax assessments paid during the year ended December 31, 2002. These property tax assessments had not been received by the Company from the tax assessor since 1998 on a branch location amounting to approximately $160,000, included related interest charges and late penalties. This decrease was offset by an increase in compensation expense of $181,000, an increase in marketing and professional expense of $40,000 and an increase in all other non-interest expense of $97,000.

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

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturity or sales of securities, and loan sales. The entire securities portfolio at December 31, 2003, was classified as "available-for-sale," with a fair value of $83.3 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2003, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale and FHLB stock, totaled approximately $87.8 million, compared to $80.5 million at December 31, 2002. This increase in liquid assets of $7.3 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2003, the Bank had an approved credit availability of $31.3 million at the FHLB. At December 31, 2003, the Bank had $700,000 advances on this credit line.

CAPITAL RESOURCES

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2003 was approximately $19.4 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2003, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

As of December 31, 2003, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulatory definitions. If these Trust Preferred Securities has not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

During the fiscal year ended December 31, 2003 the Bank repurchased 98,800 shares of it capital stock at an average price of $12.61 per share. The Company pursued an active stock repurchase program in 2003 in order to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company will consider additional repurchase programs in the future.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December
2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidated of Variable Interest Entities ("FIN46"), which was issued January 2003. Pinnacle Bancshares, Inc. will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that end after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities (VIEs) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

Pinnacle Bancshares, Inc. has applied FIN 46R in accounting for Pinnacle Capital Trust I ("Trust"), established on December 22, 2003. Accordingly, in the accompanying balance sheet, the Company has included in other assets, the investment in the Trust of $93,000 and also included, in subordinated debt, the balance owed the Trust of $3,093,000. Except as related to the Trust, the application of this Interpretation is not expected to have a material effect on Pinnacle Bancshares, Inc.'s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatory redeemable non controlling interest. The adoption of this Statement and the amendment did not have a material impact on the Company's consolidated financial position or results of operations.

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

The audit reports of Andersen on the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's year ended December 31 2001, and the subsequent interim period through July 30, 2002, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agreed with the above statements. The Company was informed that Andersen was no longer providing such letters.

                      MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2003, the Company had 1,562,611 shares of common stock outstanding and 368 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                                                       Price Range
                                                                      Common Stock
                                                               ---------------------------
                                                                 High               Low
                                                               --------           --------
Fiscal Year Ended December 31, 2003
     First quarter                                             $ 12.000           $ 11.200
     Second quarter                                              14.380             11.800
     Third quarter                                               14.400             13.400
     Fourth quarter                                              16.670             13.900

Fiscal Year Ended December 31, 2002
     First quarter                                             $  9.250           $  7.937
     Second quarter                                              11.187              9.937
     Third quarter                                               11.000              9.500
     Fourth quarter                                              12.937              9.375

Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2003 and 2002. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

                          Independent Auditors' Report

The Board of Directors
Pinnacle Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                                  /s/ KPMG LLP

Birmingham, Alabama
March 12, 2004

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                           2003             2002
                                                                                      ---------------  ---------------
ASSETS:
    Cash and cash equivalents                                                         $     3,519,377  $     3,862,956
    Interest-bearing deposits in other banks                                                  256,294          357,467
    Securities available-for-sale                                                          83,325,381       75,301,227
    FHLB Stock                                                                                732,400          975,000
    Loans held for sale                                                                     1,428,190        4,968,715
    Loans receivable, net of allowance for loan losses
        of $1,467,128 and $1,322,380, respectively                                        105,477,419      119,375,036
    Real estate owned, net                                                                  1,023,026        1,608,710
    Premises and equipment, net                                                             5,790,124        5,654,823
    Goodwill                                                                                  306,488          306,488
    Bank owned life insurance                                                               4,514,902        4,229,280
    Accrued interest receivable                                                             1,362,440        1,318,060
    Other assets                                                                              838,150          332,439
                                                                                      ---------------  ---------------
              Total assets                                                            $   208,574,191  $   218,290,201
                                                                                      ===============  ===============

LIABILITIES AND STOCKHOLDERS' EQUITY:
    Deposits                                                                          $   179,939,397  $   188,954,730
    Subordinated debt                                                                       3,093,000                0
    Borrowed funds                                                                          3,465,000        5,940,000
    Official checks outstanding                                                             1,481,801        1,504,293
    Accrued interest payable                                                                  439,729          614,320
    Other liabilities                                                                         724,068        1,321,380
                                                                                      ---------------  ---------------
              Total liabilities                                                           189,142,995      198,334,723
                                                                                      ---------------  ---------------

STOCKHOLDERS' EQUITY:
    Common stock, par value $.01 per share; 2,400,000 authorized; 1,800,813 and
       1,792,086 issued at December 31, 2003 and 2002 respectively, 1,562,611                  18,008           17,921
       and 1,652,684 outstanding at December 31, 2003 and 2002, respectively.
     Additional paid-in capital                                                             8,219,941        8,131,746
     Treasury shares, at cost (238,202 shares and 139,402 shares at
        December 31, 2003 and 2002, respectively)
                                                                                           (2,743,245)      (1,497,777)
     Retained earnings                                                                     14,508,277       12,716,579
     Accumulated other comprehensive (loss) income, net of tax                               (571,785)         587,009
                                                                                      ---------------  ---------------
              Total stockholders' equity                                                   19,431,196       19,955,478
                                                                                      ---------------  ---------------
              Total liabilities and stockholders' equity                              $   208,574,191  $   218,290,201
                                                                                      ===============  ===============

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                           2003            2002
                                                                                      -------------   -------------
INTEREST REVENUE:
    Interest on loans                                                                 $   8,299,438   $   9,523,876
    Interest and dividends on securities                                                  2,963,742       3,506,563
    Other interest                                                                           23,795          72,864
                                                                                      -------------   -------------
                                                                                         11,286,975      13,103,303
INTEREST EXPENSE:
    Interest on deposits                                                                  3,710,431       5,788,825
    Interest on borrowed funds                                                              195,095         193,736
                                                                                      -------------   -------------
                                                                                          3,905,526       5,982,561
                                                                                      -------------   -------------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES                                      7,381,449       7,120,742
PROVISION FOR LOAN LOSSES                                                                   963,374         647,300
                                                                                      -------------   -------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                       6,418,075       6,473,442
                                                                                      -------------   -------------
NONINTEREST INCOME:
    Fees and service charges on deposit accounts                                            963,606         842,633
    Service fee income, net                                                                 162,600         158,205
    Fees and charges on loans                                                               173,824         206,222
    Bank owned life insurance                                                               285,622         281,993
    Net gain (loss) on sale or write-down of:
       Loans held for sale                                                                  901,879         590,941
       Real estate owned                                                                    (55,718)         39,502
       Premises and equipment                                                                13,500               0
       Securities available-for-sale                                                        399,827          37,941
                                                                                      -------------   -------------
                                                                                          2,845,140       2,157,437
                                                                                      -------------   -------------

 NONINTEREST EXPENSE:
    Compensation and benefits                                                             3,215,696       3,034,413
    Occupancy                                                                             1,020,285       1,361,502
    Marketing and professional                                                              249,401         209,809
    Other                                                                                 1,083,881         986,921
                                                                                      -------------   -------------
                                                                                          5,569,263       5,592,645
                                                                                      -------------   -------------
INCOME BEFORE INCOME TAXES                                                                3,693,952       3,038,234
INCOME TAX EXPENSE                                                                        1,267,588       1,025,446
                                                                                      -------------   -------------
NET INCOME                                                                            $   2,426,364   $   2,012,788
                                                                                      =============   =============
Basic earnings per share                                                              $        1.53   $        1.14
Diluted earnings per share                                                            $        1.50   $        1.13
Cash dividends per share                                                              $        0.40   $        0.40
Weighted average basic shares outstanding                                                 1,586,044       1,769,888
Weighted average diluted shares outstanding                                               1,620,302       1,776,444

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                          COMMON STOCK           ADDITIONAL
                                                                   -------------------------      PAID-IN         TREASURY
                                                                    SHARES        AMOUNT          CAPITAL           STOCK
                                                                   ---------    ------------    ------------    ------------
BALANCE, December 31, 2001                                         1,792,086    $     17,921    $  8,131,746    $   (128,075)
    Comprehensive income:
    Net income                                                             0               0               0               0
    Change in unrealized gain (loss) on securities available-
         for-sale, net of tax                                              0               0               0               0

         Comprehensive income
    Cash dividends ($.40 per share)
    Repurchase of 122,700 shares of common stock                           0               0               0      (1,369,702)
                                                                   ---------    ------------    ------------    ------------
BALANCE, December 31, 2002                                         1,792,086    $     17,921    $  8,131,746    $ (1,497,777)

    Comprehensive income:
    Net income                                                             0               0               0               0
    Change in unrealized gain (loss) on securities available-
         for-sale, net of tax                                              0               0               0               0

         Comprehensive income
         Exercise of stock options                                     8,727              87          88,195               0
    Cash dividends ($.40 per share)                                        0               0               0               0
    Repurchase of 98,800 shares of common stock                            0               0               0      (1,245,468)
                                                                   ---------    ------------    ------------    ------------
BALANCE, December 31, 2003                                         1,800,813    $     18,008    $  8,219,941    $ (2,743,245)
                                                                   =========    ============    ============    ============

                                                                                  ACCUMULATED
                                                                                    OTHER
                                                                                  COMPREHENSIVE       TOTAL
                                                                     RETAINED    (LOSS) INCOME,   STOCKHOLDERS'
                                                                     EARNINGS      NET OF TAX         EQUITY
                                                                   ------------  --------------   -------------
BALANCE, December 31, 2001                                         $ 11,413,945    $   (423,671)   $ 19,011,866
    Comprehensive income:
    Net income                                                        2,012,788               0       2,012,788
    Change in unrealized gain (loss) on securities available-
         for-sale, net of tax                                                 0       1,010,680       1,010,680
                                                                                                   ------------
         Comprehensive income                                                                         3,023,468
    Cash dividends ($.40 per share)                                    (710,154)              0        (710,154)
    Repurchase of 122,700 shares of common stock                              0               0      (1,369,702)
                                                                   ------------    ------------    ------------
BALANCE, December 31, 2002                                         $ 12,716,579    $    587,009    $ 19,955,478

    Comprehensive income:
    Net income                                                        2,426,364               0       2,426,364
    Change in unrealized gain (loss) on securities available-
         for-sale, net of tax                                                 0      (1,158,794)     (1,158,794)
                                                                                                   ------------
         Comprehensive income                                                                         1,267,570
         Exercise of stock options                                            0               0          88,282
    Cash dividends ($.40 per share)                                    (634,666)              0        (634,666)
    Repurchase of 98,800 shares of common stock                               0               0      (1,245,468)
                                                                   ------------    ------------    ------------
BALANCE, December 31, 2003                                         $ 14,508,277    $   (571,785)   $ 19,431,196
                                                                   ============    ============    ============

        See accompanying notes to these consolidated financial statements

                            PINNACLE BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                            2003           2002
                                                                                       ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                         $  2,426,364   $  2,012,788
    Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                           477,987        535,123
     Provision for loan losses                                                              963,374        647,300
     Provision for losses on real estate owned                                              111,626              0
     Provision for deferred taxes                                                            44,845         18,481
     Amortization, net                                                                     (219,727)      (346,836)
     Bank owned life insurance, income net                                                 (285,622)      (281,993)
    Net (gain) loss on sale and write-down of:
       Loans held for sale                                                                 (901,879)      (590,941)
       Securities available-for-sale                                                       (399,827)       (37,941)
       Real estate owned                                                                     55,718        (39,502)
       Premises & Equipment                                                                 (13,500)             0
    Proceeds from sales of loans                                                         76,115,402     53,871,446
    Loans originated for sale                                                           (71,672,998)   (54,374,593)
    (Increase) decrease in accrued interest receivable                                      (44,380)       358,155
    Decrease in other assets                                                                283,006        570,850
    Decrease in accrued interest payable                                                   (174,591)      (338,127)
    (Decrease) increase in other liabilities                                               (597,312)       190,870
                                                                                       ------------   ------------
                 Net cash provided by operating activities                                6,168,486      2,195,080
                                                                                       ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net loan repayments                                                                  12,348,693     10,523,337
    Net change in interest bearing deposits in other banks                                  101,173      2,108,922
    Purchases of securities available-for-sale                                          (96,705,000)   (80,153,622)
    Proceeds from sales of securities available-for-sale                                 46,399,828      3,037,941
    Proceeds from maturing, callable, and payments received on securities                40,753,946     64,334,051
       available-for-sale
    Proceeds from sale of Federal Home Loan Bank stock                                      242,600              0
    Purchases of premises and equipment                                                    (625,998)      (153,881)
    Proceeds from sales of premises and equipment                                            26,210              0
    Investment in unconsolidated subsidiary                                                 (93,000)             0
    Proceeds from sales of real estate owned                                              1,311,160      1,818,009
                                                                                       ------------   ------------
                 Net cash provided by investing activities                                3,759,612      1,514,757
                                                                                       ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in passbook, NOW, and money market deposit accounts                      2,626,313      1,068,904
    Proceeds from sales of time deposits                                                 19,912,231     21,174,033
    Payments on maturing time deposits                                                  (31,553,877)   (26,786,215)
    (Decrease) increase in borrowed funds                                                (2,475,000)     2,840,000
    Proceeds from issuance of subordinated debt                                           3,093,000              0
    Debt issuance cost related to issuance of subordinated debt                             (60,000)             0
    (Decrease) increase in official checks outstanding                                      (22,492)       594,112
    Proceeds from exercise of stock options                                                  88,282              0
    Repurchase of common stock                                                           (1,245,468)    (1,369,702)
    Payments of cash dividends                                                             (634,666)      (710,154)
                                                                                       ------------   ------------
                 Net cash used in financing activities                                  (10,271,677)    (3,189,022)
                                                                                       ------------   ------------
NET (DECREASE) INCREASE IN CASH                                                            (343,579)       520,815

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            3,862,956      3,342,141
                                                                                       ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $  3,519,377   $  3,862,956
                                                                                       ============   ============
SUPPLEMENTAL DISCLOSURES:
    Cash payments for interest                                                         $  4,080,117   $  6,320,688
    Cash payments for income taxes                                                        1,400,938        545,000
    Real estate acquired through foreclosure                                                892,820      1,041,777

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

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

         LOANS HELD FOR SALE

         Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2003 or 2002. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

         The Company enters into interest rate lock commitments, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's consolidated financial position or results of operations.

         LOANS RECEIVABLE

         Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method, which approximates the level yield method over the lives of the related loans. Interest accrual on loans is generally discontinued and uncollected accrued interest is reversed if principal or interest payments become 90 days past due unless the credit is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

         ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2003 or 2002.

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

         GOODWILL

         The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, and ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2003 and 2002, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2002 to December 31, 2003.

         BANK OWNED LIFE INSURANCE

         The Company has bank owned life insurance on certain key officers of the Company. The life insurance policies were purchased to reduce costs associated with certain existing employee benefits. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

         STOCK BASED COMPENSATION

         In accordance with the provision of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to record compensation cost under APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly does not recognize compensation cost due to the fact that all options granted were priced at the fair value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

                                                         FISCAL YEAR     FISCAL YEAR
                                                            ENDED           ENDED
                                                          DECEMBER 31,   DECEMBER 31,
                                                         ----------------------------
                                                             2003            2002
                                                         ----------------------------
Net income -- as reported                                $   2,426,364   $  2,012,788
Stock-based compensation expense
                                                                     0         (8,422)
                                                         -------------   ------------
Net Income -- pro forma                                  $   2,426,364   $  2,004,366

Basic earnings per share -- as reported                  $        1.53   $       1.14
Basic earnings per share -- pro forma                             1.53           1.13

Diluted earnings per share -- as reported                $        1.50   $       1.13
Diluted earnings per share -- pro forma                           1.50           1.13

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

         The following table represents the earnings per share calculations for the years ended December 31, 2003 and 2002:

                                                                                            PER
                                                               NET                         SHARE
          FOR THE YEARS ENDED                                 INCOME           SHARES      AMOUNT
----------------------------------------                  -------------       ---------   ---------
December 31, 2003
    Basic earnings per share                              $  2,426,364        1,586,044   $    1.53
    Dilutive securities                                                          34,258
                                                                              ---------
    Diluted earnings per share                            $  2,426,364        1,620,302   $    1.50
                                                          ============        =========   =========
December 31, 2002
    Basic earnings per share                              $  2,012,788        1,769,888   $    1.14
    Dilutive securities                                                           6,556
                                                                              ---------
    Diluted earnings per share                            $  2,012,788        1,776,444   $    1.13
                                                          ============        =========   =========

         For the years ended December 31, 2003 and 2002, no options were excluded from the calculation of diluted EPS, as the exercise price of all option was less than the average market price.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidated of Variable Interest Entities ("FIN46"), which was issued January 2003. Pinnacle Bancshares, Inc. will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that end after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

         For any variable interest entities (VIEs) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

         Pinnacle Bancshares, Inc. has applied FIN 46R in accounting for Pinnacle Capital Trust I ("Trust"), established on December 22, 2003. Accordingly, in the accompanying balance sheet the Company has included in other assets, our investment in the Trust of $93,000 and also included, in subordinated debt, the balance owed the Trust of $3,093,000. Except as related to the Trust, the application of this Interpretation is not expected to have a material effect on Pinnacle Bancshares, Inc.'s consolidated financial statements.

         In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatory redeemable non controlling interest. The adoption of this Statement and the amendment did not have a material impact on the Company's consolidated financial position or results of operations.

2.       SECURITIES

         The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2003 and 2002 are as follows:

                                                                  December 31, 2003
                                               -----------------------------------------------------------
                                                Amortized      Unrealized     Unrealized           Fair
                                                  Cost         Gross Gain     Gross Loss           Value
                                               -----------     ----------     -----------       -----------
Securities of U.S. Government Agencies         $75,669,244     $  42,503     ($1,116,652)      $74,595,095
Other Securities                                       716             0               0               716

Mortgage-Backed Securities                       8,563,017       192,088         (25,535)        8,729,570
                                               -----------     ---------     -----------       -----------
                                               $84,232,977     $ 234,591     ($1,142,187)      $83,325,381
                                               ===========     =========     ===========       ===========

                                                                   December 31, 2002
                                               -----------------------------------------------------------
                                                Amortized      Unrealized     Unrealized          Fair
                                                  Cost         Gross Gain     Gross Loss         Value
                                               -----------     ----------    -----------       -----------
Securities of U.S. Government Agencies         $59,964,682     $ 680,646     $         0       $60,645,328
Other Securities                                       716             0               0               716
Mortgage-Backed Securities                      14,404,068       265,585         (14,470)       14,655,183
                                               -----------     ---------     -----------       -----------
                                               $74,369,466     $ 946,231     $   (14,470)      $75,301,227
                                               ===========     =========     ===========       ===========

         The amortized cost and estimated fair value of securities available-for-sale at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      AMORTIZED              FAIR
                                                                        COST                 VALUE
                                                                  ----------------    -----------------
Due in one year or less                                           $              0    $               0
Due after one year through five years                                   41,191,038           40,771,125
Due after five years through ten years                                  34,478,922           33,824,686
                                                                  ----------------    -----------------
                                                                        75,669,960           74,595,811
Mortgage-Backed Securities                                               8,563,017            8,729,570
                                                                  ----------------    -----------------
                                                                  $     84,232,977    $      83,325,381
                                                                  ================    =================

         Securities of approximately $26 million and $25 million at December 31, 2003 and 2002, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $20 million at both December 31, 2003 and 2002. Gross gains realized on sales were $399,827 and $37,941 during December 31, 2003 and 2002, respectively. There were no realized losses on sales during 2003 or 2002.

         The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2003.

                                              LESS THAN 12 MONTHS
                                              -------------------          12 MONTHS OR MORE              TOTAL
                                                        UNREALIZED         -----------------              -----
                                             FAIR          GROSS         FAIR       UNREALIZED      FAIR       UNREALIZED
                                             VALUE         LOSS          VALUE      GROSS LOSS      VALUE      GROSS LOSS
                                          --------------------------------------------------------------------------------
Securities of U. S. Government Agencies   $58,842,333   $ 1,116,652   $         0   $        0   $58,842,333   $ 1,116,652
Other Securities                                    0             0             0            0             0             0
Mortgage Backed Securities                    251,368         3,515     1,348,673       22,020     1,600,041        25,535
                                          -----------   -----------   -----------   ----------   -----------   -----------
                                          $59,093,701   $ 1,120,167   $ 1,348,673   $   22,020   $60,442,374   $ 1,142,187
                                          ===========   ===========   ===========   ==========   ===========   ===========

         At December 31, 2003, the Company had 38 individual investment positions that were in an unrealized loss position or impaired for the timeframes indicated above. All of these investment positions' impairments are deemed not to be other-than temporary impairments and is primarily due to the fact that these securities have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any other than temporary impairment to develop related to these investment positions.

3.       LOANS RECEIVABLE

         Loans receivable, net at December 31, are summarized as follows:

                                                                                      2003                    2002
                                                                                ---------------        ---------------
Residential and commercial real estate mortgage loans with variable rates       $    28,109,526        $    30,305,385
Residential and commercial real estate mortgage loans with  fixed rates              40,927,949             49,884,264
Real estate construction loans                                                       14,060,167             15,329,207
Commercial loans                                                                     10,567,871             11,549,032
Consumer loans                                                                       13,444,417             13,833,984
                                                                                ---------------        ---------------
                                                                                    107,109,930            120,901,872
Allowance for loan losses                                                            (1,467,128)            (1,322,380)
Unearned income                                                                        (165,383)              (204,456)
                                                                                ---------------        ---------------
                                                                                $   105,477,419        $   119,375,036
                                                                                ===============        ===============

         During fiscal years 2003 and 2002, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2003 and 2002 amounted to $942,512 and $1,045,988, respectively. The change from December 31, 2002 to December 31, 2003 reflects payments amounting to $347,280 and advances of $243,804 made during the year.

         The Bank has a credit concentration in residential real estate mortgage loans. Approximately $69 million and $80 million at December 31, 2003 and 2002, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2003, the largest amount loaned by the Bank to one borrower was $2.3 million, which was approximately 12% of the Company's stockholders' equity.

         A reconciliation of the allowance for loan losses is as follows:


                                               2003           2002
                                            ----------   -----------
Balance at beginning of year                $1,322,380   $ 1,308,186
Charge-offs                                 (1,048,617)     (747,194)
Recoveries                                     229,991       114,088
Provision                                      963,374       647,300
                                            ----------   -----------
Balance at end of year                      $1,467,128   $ 1,322,380
                                            ==========   ===========

         The Bank was servicing first mortgage loans for others totaling $64,593,371 and $63,909,302 at December 31, 2003 and 2002,
         respectively. The liability associated with the Company's total servicing portfolio at December 31, 2003 and 2002 was not deemed significant by the Company.

         At December 31, 2003 the Bank had outstanding loan commitments of $25,404,877, including $10,106,927 in undisbursed construction loans in process; $11,904,811 in unused lines and letters of credit; and $3,393,139 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

         The Company had approximately $728,000 and $1,170,000 of loans classified as non-accrual at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002 gross interest income of $22,889 and $37,390, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $3,639 and $22,106 for the years ended December 31, 2003 and 2002, respectively.

4.       REAL ESTATE OWNED

         Activity in the allowance for losses on real estate owned is as follows:

                                      2003          2002
                                      ----          ----
Balance at beginning of year       $        0    $  206,893
Provision                             111,626             0
Charge-offs, net of recoveries        (46,000)     (206,893)
                                   ----------    ----------
Balance at end of year             $   65,626    $        0
                                   ==========    ==========

5.       PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 2003 and 2002 are summarized as follows:

                                               2003            2002
                                               ----            ----
Land                                       $    883,230   $    883,230
Buildings and leasehold improvements          6,522,761      6,311,551
Furniture, fixtures, and equipment            4,773,555      4,397,857
Automobiles                                     111,336        139,636
                                           ------------   ------------
                                             12,290,882     11,732,274

Less accumulated depreciation                (6,500,758)    (6,077,451)
                                           ------------   ------------
                                           $  5,790,124   $  5,654,823
                                           ============   ============

Depreciation expense for the fiscal years ended December 31, 2003 and 2002 on premises and equipment was approximately $478,000 and $535,000, respectively.

The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2003 and 2002, respectively, include rental expense under these leases of $109,527 and $134,763, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2003         Amount
--------------------       ---------
2004                       $  63,965
2005                          64,565
2006                          58,565
2007                          41,687
2008                          14,400
Thereafter                   129,600
                           ---------
       Total               $ 372,782
                           =========

         The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 for the fiscal years ended December 31, 2003 and 2002, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 for each of the fiscal years ended December 31, 2003 and 2002, respectively.

6.       DEPOSITS

         Deposits at December 31, 2003 and 2002 are summarized as follows:

                                                       2003                 2002
                                                       ----                 ----
Passbook accounts                                  $  17,072,161       $  15,538,898
NOW accounts                                          17,323,986          15,920,780
Money market deposit accounts                         11,593,749          11,468,406
Noninterest-bearing accounts                           9,393,376           9,830,290
                                                   -------------       -------------
                                                      55,383,272          52,758,374

Time deposits:

   Fixed-rate certificates less than $100,000         72,755,523          81,421,425
   Fixed-rate certificates greater than $100,000      51,800,602          54,774,931
                                                   -------------       -------------
                                                     124,556,125         136,196,356
                                                   -------------       -------------
                                                   $ 179,939,397       $ 188,954,730
                                                   =============       =============

         The amounts and scheduled maturities of time deposits at December 31, 2003 are as follows:

2004                     $  89,905,490
2005                        13,901,305
2006                         4,539,084
2007                         8,945,620
2008 and thereafter          7,264,626
                         -------------
                         $ 124,556,125
                         =============

         Interest expense on deposits is summarized as follows:

                                      2003            2002
                                      ----            ----
Passbook accounts                  $    55,943     $   186,174
NOW accounts                            28,055         134,766
Money market deposit accounts           55,732         199,683
Time deposits                        3,570,701       5,268,202
                                   -----------     -----------
                                   $ 3,710,431     $ 5,788,825
                                   ===========     ===========

7.       SUBORDINATED DEBT

         On December 22, 2003, the Company established Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the Trust and acquired the Trust's common securities for $93,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $3,093,000 obligation of the Company is included in subordinated debt.

         The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 22, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Bancshares, Inc.'s obligation under the Subordinated Debentures together with the guarantee and other back-up obligation, in aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

         The Subordinated Debentures are unsecured, bear an interest rate based on a spread over a 3 month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on the common shares will be restricted.

         Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after January 7, 2009. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for Trust Preferred Securities as "Tier I Capital" under the Federal Reserve capital adequacy guidelines.

         Debt issuance cost of $60,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated statements of financial condition as of December 31, 2003. These debt issuance costs are being amortized over 30 years using the straight-line method

8.       BORROWED FUNDS

         Borrowed funds at December 31, 2003 and 2002 are summarized as follows:

                                                                         2003          2002
                                                                         ----          ----
Warrants payable: $185,000 with an interest rate of 5.25%
maturing one year or less; $425,000 with an interest rate of
5.40% maturing greater than one year through 3 years; $490,000 with an interest rate of 5.58% maturing greater than 3 years
through 5 years; $1,665,000 with an interest rate of 6.00%           $ 2,765,000   $ 2,940,000
maturing after 5 years

Short term advances from the Federal Home Loan Bank of Atlanta:
with an interest rate of 1.15%, maturing in 2004                         700,000     3,000,000
                                                                     -----------   -----------

                                                                     $ 3,465,000   $ 5,940,000
                                                                     ===========   ===========

         The Company has available credit of $31,300,000 at the FHLB of Atlanta, Georgia at December 31, 2003. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $732,400 as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2003 was approximately $40,162,023. FHLB advances outstanding totaling $700,000 were callable at the discretion of the FHLB of Atlanta at December 31, 2003. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2003 and 2002 was $13,500,000 and $9,500,000, respectively. The average amount outstanding during 2003 and 2002 was $2,600,000 and $1,200,000, respectively.

9.       INCOME TAXES

         Income tax expense included in the consolidated statements of operations, is comprised of the following:

                                          Federal        State         Total
                                          -------        -----         -----
Year ended December 31, 2003:
    Current                           $   1,078,984    $  143,759   $ 1,222,743
    Deferred                                 37,764         7,081        44,845
                                      -------------    ----------   -----------
                                      $   1,116,748    $  150,840   $ 1,267,588

Year ended December 31, 2002:
    Current                           $     914,967    $   91,998   $ 1,006,965
    Deferred                                 18,312           169        18,481
                                      -------------    ----------   -----------
                                      $     933,279    $   92,167   $ 1,025,446
                                      =============    ==========   ===========

         Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

                                                      2003          2002
                                                      ----          ----
Tax expense at federal income tax rate             $ 1,255,944    $ 1,033,000
Increase (decrease) resulting from:
    State income tax, net of federal tax benefit       101,221         60,830
    Cash surrender value of bank owned life
    insurance, net of premiums                         (97,111)       (95,878)
    Other                                                7,534         27,494
                                                   -----------    -----------
                                                   $ 1,267,588    $ 1,025,446
                                                   ===========    ===========

Effective income tax rate                                 34.3%          33.8%
                                                   ===========    ===========

         Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:

                                                      December 31,       December 31,
                                                          2003              2002
                                                          ----              ----
Allowance for loan losses                             $    542,838       $  506,340
Unrealized loss on securities available-for-sale           335,811                0
Other real estate reserves                                  26,356           78,884
Other                                                       63,622           59,308
                                                      ------------       ----------
              Deferred tax assets                          968,627          644,532
                                                      ------------       ----------
Depreciation                                              (553,428)        (487,153)
Unrealized gain on securities available-for-sale                 0         (344,752)
FHLB stock                                                 (93,859)        (129,307)
Other                                                       (3,045)            (743)
                                                      ------------       ----------
              Deferred tax liabilities                    (650,332)        (961,955)
                                                      ------------       ----------
Net deferred tax asset (liability)                    $    318,295       $ (317,423)
                                                      ============       ==========

         There was no valuation allowance during either 2003 or 2002 due to the significant amount of taxes paid in previous years.

10.      COMPENSATION AND BENEFITS

         The Bank maintains a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $81,679 and $78,198 in fiscal years ended December 31, 2003 and 2002, respectively.

         The Company and the Bank have an employment agreement with the chief executive officer which provides for compensation and benefits in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2003 for termination is approximately $385,000.

11.      LONG-TERM INCENTIVE COMPENSATION PLAN

         The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2003. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair value on the grant date.

         A summary of the status of the Company's stock option plan at December 31, 2003 and 2002 and the changes during the years then ended is as follows:

                                            2003                    2002
                                            ----                    ----
                                                Weighted                Weighted
                                                 Average                 Average
                                                Exercise                Exercise
                                     Shares      Price        Shares      Price
                                     ------     --------      ------    --------
Outstanding at beginning of year     100,060   $   9.41      103,060   $   9.26
Granted                                    0          0            0          0
Exercised                             (8,727)     10.12            0          0
Forfeited                                  0          0       (3,000)     10.13
                                    --------   --------      -------   --------
Outstanding at end of year            91,333   $   9.34      100,060   $   9.41
                                    ========   ========      =======   ========

Exercisable at end of year            91,333   $   9.34      100,060   $   9.41
                                    ========   ========      =======   ========
Fair value of options granted          N/A                     N/A
                                    ========                 =======

         The following table summarizes information about these stock options at December 31, 2003:

              Number outstanding             Remaining
Exercise              At                    Contractual
 Price        December 31, 2003                Life
-------       ------------------            -----------
$  8.81            54,500                      3 years

$ 10.13            36,833                    5.4 years
                   ------
                   91,333
                   ======

12.      STOCKHOLDERS' EQUITY

         Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2004 approximately $1.6 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

         The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2003 and 2002 that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

         As of December 31, 2003 and 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

         Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

                                                                                                       To be Well-Capitalized
                                                                                                            Under Prompt
                                                                            For Capital                      Corrective
                                                      Actual              Adequacy Purposes               Action Provisions
                                                 ---------------   -----------------------------   ------------------------------
                                                  Amount   Ratio        Amount           Ratio          Amount           Ratio
                                                 -------   -----   ---------------    ----------   ---------------   ------------
                                                                           (Dollar Amounts in Thousands)
As of December 31, 2003:
     Total Capital (to Risk Weighted Assets):
          Consolidated                           $24,163    20.1%   > or = $ 9,635    > or = 8.0%              N/A            N/A
          Pinnacle Bank                           20,713    17.2      > or = 9,635    > or = 8.0    > or = $12,043    > or = 10.0%
     Tier I Capital (to Risk Weighted Assets):
          Consolidated                            22,696    18.8      > or = 4,817    > or = 4.0               N/A            N/A
          Pinnacle Bank                           19,246    16.0      > or = 4,817    > or = 4.0      > or = 7,226     > or = 6.0
     Tier I Capital (to Average Assets):
          Consolidated                            22,696    10.8      > or = 8,375    > or = 4.0               N/A            N/A
          Pinnacle Bank                           19,246     9.2      > or = 8,375    > or = 4.0     > or = 10,468     > or = 5.0
As of December 31, 2002:
     Total Capital (to Risk Weighted Assets):
          Consolidated                           $20,384    15.8%   > or = $10,335    > or = 8.0%              N/A            N/A
          Pinnacle Bank                           19,774    15.3     > or = 10,335    > or = 8.0    > or = $12,919    > or = 10.0%
     Tier I Capital (to Risk Weighted Assets):
          Consolidated                            19,062    14.8      > or = 5,168    > or = 4.0               N/A            N/A
          Pinnacle Bank                           18,452    14.3      > or = 5,168    > or = 4.0      > or = 7,751     > or = 6.0
     Tier I Capital (to Average Assets):
          Consolidated                            19,062     8.7      > or = 8,758    > or = 4.0               N/A            N/A
          Pinnacle Bank                           18,452     8.4      > or = 8,758    > or = 4.0     > or = 10,948     > or = 5.0

         As of December 31, 2003, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulators definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

         In 2002, the Company announced a stock repurchase program to acquire up to 178,000 shares of common stock. As of December 31, 2002, the Company had repurchased 122,700 shares at an average price of $11.16 per share. During fiscal year 2003 the Company completed this stock repurchase plan by repurchasing 54,000 shares at an average price of $11.58 per share. In 2003, the Company announced a stock repurchase program to acquire up to 80,000 shares of common stock. As of December 31, 2003 the Company had repurchased 44,800 shares at an average price of $13.84 per share.

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

         The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

                                                                  2003
                                               ---------------------------------------
                                                   Before                     After
                                                    Tax           Tax          Tax
                                                   Amount       Effect        Amount
                                               ------------   ----------   -----------
Unrealized losses arising during the year       $(1,439,531)  $  544,622   $  (894,909)
Reclassification for adjustments for
    gains included in net earnings                 (399,826)     135,941      (263,885)
                                                -----------   ----------   -----------
Net change in unrealized losses on securities   $(1,839,357)  $  680,563   $(1,158,794)
                                                ===========   ==========   ===========

                                                                 2002
                                                --------------------------------------
                                                   Before                     After
                                                    Tax           Tax          Tax
                                                   Amount       Effect       Amount
                                                -----------   ----------   -----------
Unrealized gains arising during the year        $ 1,613,041   $ (578,016)  $ 1,035,025
Reclassification for adjustments for
    gains included in net earnings                  (37,941)      13,596       (24,345)
                                                -----------   ----------   -----------
Net change in unrealized gains on securities    $ 1,575,100   $ (564,420)  $ 1,010,680
                                                ===========   ==========   ===========

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

         A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

                                                At December 31, 2003    At December 31, 2002
                                                ---------------------   ---------------------
                                                Carrying   Estimated    Carrying   Estimated
                                                 Amount    Fair Value    Amount    Fair Value
                                                --------   ----------   --------   ----------
                                                                (In Thousands)
ASSETS:
     Cash on hand and in banks                  $  3,519   $    3,519   $  3,863   $    3,863
     Interest-bearing deposits in other banks        256          256        357          357
     Securities available-for-sale                83,325       83,325     75,301       75,301
     FHLB stock                                      732          732        975          975
     Loans held for sale                           1,428        1,431      4,969        5,006
     Loans receivable, net                       105,477      107,645    119,375      119,603
     Accrued interest receivable                   1,362        1,362      1,318        1,318

LIABILITIES:
     Deposits                                   $179,939   $  180,447   $188,955   $  189,667
     Subordinated Debt                             3,093        3,093          0            0
     Borrowed funds                                3,465        3,642      5,940        6,894
     Accrued interest payable                        440          440        614          614

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

         FHLB STOCK. The FHLB has historically repurchased their stock at cost, as no readily available market exists. Therefore the carrying amount is considered a reasonable estimate of its fair value.

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

         SUBORDINATED DEBT The carrying amount of subordinated debt approximates its fair value.

         BORROWED FUNDS. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

         OFF-BALANCE SHEET ITEMS. Off-balance sheet financial instruments include commitments to extend credit and letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, and are for short periods, and have no significant credit exposure.

14.      CONTINGENCIES

         The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

15.      CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 2003 AND 2002
                                 (IN THOUSANDS)

                                                                  2003       2002
                                                                 -------   -------
ASSETS:
     Cash and cash equivalents                                   $     6   $   395
     Interest-bearing deposits in other banks                      3,398       227
     Debt issue cost                                                  60         0
     Investment in unconsolidated subsidiary                          93         0
     Investment in subsidiary                                     18,980    19,347
                                                                 -------   -------
                  Total assets                                   $22,537   $19,969
                                                                 =======   =======
LIABILITIES:
     Subordinated debt                                           $ 3,093   $     0
     Other liabilities                                                13        14
                                                                 -------   -------
                  Total liabilities                                3,106        14
                                                                 -------   -------
STOCKHOLDERS' EQUITY:
     Common stock                                                     18        18
     Additional paid in capital                                    8,220     8,132
     Treasury shares, at cost                                     (2,743)   (1,498)
     Retained earnings                                            14,508    12,716
     Accumulated other comprehensive income (loss), net of tax      (572)      587
                                                                 -------   -------
                  Total stockholders' equity                      19,431    19,955
                                                                 -------   -------
                  Total liabilities and stockholders' equity     $22,537   $19,969
                                                                 =======   =======

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                 (IN THOUSANDS)

                                                  2003      2002
                                                -------   -------
INCOME:
     Dividend income from Pinnacle Bank         $ 1,636   $ 1,310
     Interest income                                  6        20
                                                -------   -------
            Total income                          1,642     1,330

EXPENSE                                               8        23
                                                -------   -------
INCOME BEFORE EQUITY IN UNDISTRIBUTED
     INCOME OF SUBSIDIARY                         1,634     1,307
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY        792       706
                                                -------   -------
           Net income                           $ 2,426   $ 2,013
                                                =======   =======

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                 (IN THOUSANDS)

                                                                          2003     2002
                                                                        -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                         $ 2,426   $ 2,013
     Adjustments to reconcile net income to net cash provided by operating activities:
          Undistributed income of subsidiary                               (792)     (706)
          Decrease in other liabilities                                      (1)      (71)
                                                                        -------   -------
                  Net cash provided by operating activities               1,633     1,236
                                                                        -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in trust                                                    (93)        0
     Net change in interest bearing deposits in other banks              (3,171)    1,226
                                                                        -------   -------
                  Net cash provided by (used in) investing activities    (3,264)    1,226
CASH FLOWS FROM FINANCING ACTIVITIES:
     Repurchase of shares of common stock                                (1,245)   (1,370)
     Proceeds from stock options exercised                                   88         0
     Debt issue cost paid                                                   (60)        0
     Proceeds from issuance of subordinated debt                          3,093         3
     Cash dividends paid                                                   (634)     (710)
                                                                        -------   -------
                  Net cash provided by (used in) financing activities     1,242    (2,080)
                                                                        -------   -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                           (389)      382

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              395        13
                                                                        -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $     6   $   395
                                                                        =======   =======

16.      INVESTMENT IN AFFILIATED COMPANIES (UNAUDITED)

         Investments in affiliated companies accounted for under the equity method consist of 100% of common stock of Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 22, 2003. Summary unaudited financial information for the Trust as of December 31, 2003 follows (dollars in thousands):

                                 (In thousands):

                                                                                   2003
                                                                                 -------
ASSETS:
     Investment in subordinated debentures issued by Pinnacle Bancshares, Inc.   $ 3,093
                                                                                 =======
LIABILITIES:
     Trust preferred securities                                                    3,000
                                                                                 -------
EQUITY:
     Common stock (100% owned by Pinnacle Bancshares, Inc.)
                                                                                      93
                                                                                 -------

 TOTAL LIABILITIES & EQUITY                                                      $ 3,093
                                                                                 =======

SELECTED QUARTERLY INFORMATION  (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2003 and 2002 follows:

                                                             FIRST        SECOND       THIRD       FOURTH
                                                            QUARTER      QUARTER      QUARTER      QUARTER
                                                           ----------   ----------   ----------   ----------
Year Ended December 31, 2003:
     Interest revenue                                      $2,923,430   $2,909,968   $2,758,603   $2,694,974
     Interest expense                                       1,113,052    1,031,955      916,249      844,270
     Net interest income after provision for loan losses    1,542,878    1,610,513    1,495,354    1,769,330
     Noninterest income                                       898,611      687,526      775,581      483,422
     Noninterest expense                                    1,363,419    1,391,845    1,404,873     1409,126
     Net income                                               703,677      595,327      571,207      556,153
     Basic earnings per share                                    0.43         0.38         0.36         0.36
     Diluted earnings per share                                  0.42         0.37         0.36         0.35

Year Ended December 31, 2002:
     Interest revenue                                      $3,356,208   $3,302,366   $3,328,950   $3,115,779
     Interest expense                                       1,667,182    1,560,612    1,470,664    1,284,103
     Net interest income after provision for loan losses    1,530,726    1,603,754    1,720,286    1,618,676
     Noninterest income                                       498,554      516,699      511,176      631,008
     Noninterest expense                                    1,367,666    1,340,704    1,520,671    1,363,604
     Net income                                               441,791      515,750      473,025      582,222
     Basic and diluted earnings per share                        0.25         0.29         0.27         0.33

                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O. H. Brown
                      Haynes, Downard, Andra & Jones, LLP

                                 James W. Cannon
                                     Retired

                                   Max Perdue
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                           Murphy Manufacturing, Inc.

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                  Al H. Simmons
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank
                   Insurance Agent, Pittman & Associates, Inc.

                              J. T. "Jabo" Waggoner
                                   Consultant,
                      Birmingham Business Consultants, LLC

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

                            OFFICERS - PINNACLE BANK

                              Robert B. Nolen, Jr.
                                    President

                                 Mary Jo Gunter
                     Senior Vice President Banking Services
                              & Corporate Secretary

                                   John Kirby
                     Senior Vice President Birmingham Region

                                  Marie Guthrie
                           Vice President & Controller

                                   Alan Grice
                 Vice President - Lending & Business Development

                                   Donna Hyde
                             Vice President- Lending

                                   Rick Brown
                             Vice President- Lending

                                  Jaye Ottinger
                        Vice President - Mortgage Lending

                                 Carl Schoettlin
                            Vice President - Lending

                                  Carmen Sparks
                        Vice President - Data Processing

                                  Brenda Steele
                          Vice President & I.S. Officer
                             & GLBA Security Officer

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

                                 ANNUAL MEETING
         The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                     204 19th Street East, Jasper , Alabama
                          at 11:00 a.m. on May 26, 2004

                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2004 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388