Form 10KSB, Exhibit 13
period 2004-12-31
PINNACLE BANCSHARES INC
filed 2005-03-31
CIK 1022243

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

                          BALANCE SHEET AND OTHER DATA

                                                                  AT DECEMBER 31,
                                                            ----------------------------
                                                               2004             2003
                                                            -----------      -----------
                                                               (Dollars in Thousands)
TOTAL AMOUNT OF:
    Assets                                                  $   207,832      $   208,574
    Loans, net                                                   99,600          105,477
    Interest-bearing deposits in other banks                        485              256
    Securities available-for-sale                                89,025           83,325
    Loans held for sale                                           1,206            1,428
    Deposits                                                    179,966          179,939
    Subordinated debt                                             3,093            3,093
    Borrowed funds                                                2,580            3,465
    Stockholders' equity                                         19,914           19,431
NUMBER OF:
    Real estate loans outstanding                                 2,116            2,263
    Savings accounts                                             13,157           13,624
    Full-service offices open                                         6                6

                          STATEMENT OF OPERATIONS DATA

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                                 2004              2003
                                                            -------------     --------------
                                                                     (In Thousands)
INTEREST INCOME                                             $      10,636     $       11,287

INTEREST EXPENSE                                                    3,516              3,906
                                                            -------------     --------------
   Net interest income before provision for loan losses             7,120              7,381

PROVISION FOR LOAN LOSSES                                             588                963
                                                            -------------     --------------
   Net interest income after provision for loan losses              6,532              6,418

NONINTEREST INCOME                                                  1,763              2,845

NONINTEREST EXPENSE                                                 5,794              5,569

INCOME TAX EXPENSE                                                    769              1,268
                                                            -------------     --------------
Net income                                                  $       1,732     $        2,426
                                                            =============     ==============

                                   OTHER DATA

                                                                             FOR THE YEARS ENDED
                                                                                 DECEMBER 31,
                                                                             -------------------
                                                                              2004        2003
                                                                             ------      -------
Interest rate spread                                                            3.6%         3.7%
Yield on average interest earning assets                                        5.5          5.7
Return on average assets (net income divided by average total assets)           .82          1.1
Return on average equity (net income divided by average equity)                 8.8         12.4
Equity-to-assets ratio (average equity divided by total average assets)         9.3          9.0
Dividend payout ratio (dividends declared divided by net income)               39.0         26.2

                          YIELDS EARNED AND RATES PAID

      The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                       -------------------
                                                        2004        2003
                                                       ------      -------
Weighted average yield on loans ..................        6.9%         7.1%

Weighted average yield on securities available-
   for-sale ......................................        3.9          3.7

Weighted average yield on all interest-earning
   assets ........................................        5.5          5.7

Weighted average rate paid on deposits ...........        1.8          2.0

Weighted average rate paid on
   borrowed funds ................................        4.2          3.6

Weighted average rate paid on all interest-
   bearing liabilities ...........................        1.9          2.0

Weighted average rate paid on subordinated-
   debentures ....................................        4.6            0

Interest rate spread (spread between weighted
   average rate on all interest-bearing assets
   and all interest bearing-liabilities) .........        3.6          3.7

Net yield (net interest income as percentage of
   interest-earning assets) ......................        3.7          3.7

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

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market and other markets contiguous with the Company's current market area as appropriate opportunities become available.

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

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 50, 100 and 200 basis point rate increase applied to all interest- earning assets and interest-bearing liabilities, the Company would expect net losses in fair value of the equity in the underlying instruments of approximately ($177,000), ($427,000) and ($1,162,000) respectively. Under a scenario simulating a hypothetical 50, 100 and 200 basis point rate decrease, the Company would expect net changes in projected net income for the first year of approximately $238,000, ($112,000) and ($1,127,000), respectively. This hypothetical is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate increased at each Federal Open Market Committee meeting by 25 basis points and ended the year at 2.25%. Although each FRB rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. The Company is most impacted at this time by the increase in short term interest rates which continues to put upward pressure on transaction deposit rates and short term borrowings from the Federal Home Loan Bank. Under traditional measures of interest rate gap positions, the Company is moderately liability sensitive in the short-term.

FINANCIAL CONDITION

Total assets were $207.8 million, at December 31, 2004, as compared to $208.6 million, at December 31, 2003. Total securities available-for-sale increased $5.7 million, to $89.0 million at December 31, 2004 from $83.3 million at December 31, 2003. This increase was primarily due to purchases exceeding calls, maturities, and sales. The Bank had $12.0 million in agency securities called in 2004. Also during the fiscal year ended December 31, 2004, the Bank sold $46.7 million in agency securities. The Bank restructured its securities portfolio in response to interest rates and incurred losses of $374,000 on these sales. With the proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and Federal Home Loan Bank ("FHLB") Advances, the Bank purchased $69.7 million in agency securities with an average yield of 4.13% during fiscal year ended December 31, 2004.

At December 31, 2004, the Company's securities portfolio of $89.0 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be carried at fair value with the unrealized gains/losses, net of income tax effect, to be reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $5.9 million, to $99.6 million at December 31, 2004, from $105.5 million at December 31, 2003. This decrease was primarily due to refinancing activities of residential mortgages from adjustable rates to fixed rates, which the Bank sells in the secondary market. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

Total deposits were approximately $180.0 million at December 31, 2004 and December 31, 2003.

On December 22, 2003, the Company established Pinnacle Capital Trust I, (the "Trust") a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $93,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds from the issuance of the common and preferred securities to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet at December 31, 2004 and the $3,093,000 obligation of Pinnacle Bancshares, Inc. is included in subordinated debt.

During the fiscal years ended December 31, 2004 and 2003, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. During the fiscal year ended December 31, 2004, the Bank used proceeds from borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2004 and 2003 was $10 million and $13.5 million, respectively. The average amount outstanding during fiscal years December 31, 2004 and 2003 was $1.5 million and $2.6 million, respectively.

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

NET INCOME

The Company reported net income of $1,732,000 for the fiscal year ended December 31, 2004, compared with net income of $2,426,000 in the prior year, a decrease of approximately 29%. The decrease in net income was primarily attributable to decreases in net gains on the sales of loans held for sale and available-for-sale securities of $360,000 and $774,000, respectively. During the fiscal year ended December 31, 2004, the Company restructured a portion of its portfolio in response to changes in interest rates and incurred losses of approximately $374,000 in connection with these transactions.

INTEREST INCOME

Interest income on loans and securities decreased approximately $651,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. The decrease was primarily due to a decrease in the average balance of loan and securities of approximately $5.6 million and decreases in market interest rates, causing a decrease in the yield earned, from 5.7% in 2003 to 5.5% in 2004.

Other interest income increased approximately $20,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. This increase was primarily due to an increase in the average balance of interest-bearing deposits in other banks of approximately $715,000 as well as an increase in yields earned from 1.1% in 2003 to 1.5% in 2004.

INTEREST EXPENSE

Interest expense on deposits decreased approximately $511,000 from the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2004. The decrease was primarily due to a decrease in the weighted average rate paid on deposits, as a result of a decline in average rates offered from 2.0% in 2003 to 1.8% in 2004.

Interest expense on borrowed funds was $173,000 for the fiscal year ended December 31, 2004, compared to $195,000 for fiscal year ended December 31, 2003. The decrease was primarily due to a decrease in the average balance of borrowed funds of approximately $1,226,000. This decrease was offset by an increase in the weighted average rate paid on borrowed funds from 3.6% in 2003 to 4.2% in 2004.

Interest expense on subordinated debentures was $144,000 for fiscal year ended December 31, 2004. On December 22, 2003, the Company established Pinnacle Capital Trust I, a wholly-owned statutory business trust. The Company did not have any expense on this subordinated debenture for fiscal year ended December 31, 2003.

PROVISION FOR LOAN LOSSES

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provisions for losses on loans amounted to $588,000 and $963,400, for the fiscal years ended December 31, 2004 and 2003, respectively. This decrease was primarily due to improved credit quality.

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

Total non-performing assets as of December 31, 2004 were $599,000, as compared to $1,023,000 at December 31, 2003. This decrease in non-performing assets was primarily due to sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2003 were $2,891,000 as compared to $1,626,000 as of December 31, 2004. This decrease was primarily due to improved credit quality.

NONINTEREST INCOME

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain
(loss) on sales of assets decreased $1,082,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. The decrease was due primarily to a decrease in the gain on sales of securities available-for-sale of $774,000, a decrease in the gain on sale of mortgage loans of $360,000, and a decrease in fees and service charges on deposit accounts of $15,000. The decrease was offset by an increase the gain on sale of real estate owned of $67,000.

NONINTEREST EXPENSE

Noninterest expense increased $225,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. This increase was due primarily to a increase in compensation expense of $192,000 and an increase in occupancy expense of $39,000. This increase was offset by a decrease in all other non-interest expense of $6,000.

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

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturities or sales of securities, and loan sales. The entire securities portfolio at December 31, 2004, was classified as "available-for-sale," with a fair value of $89.0 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2004, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale and FHLB stock, totaled approximately $93.4 million, compared to $87.8 million at December 31, 2003. This increase in liquid assets of $5.6 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2004, the Bank had an approved credit availability of $31.2 million at the FHLB. At December 31, 2004, the Bank had no advances on this credit line.

CAPITAL RESOURCES

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2004 was approximately $19.9 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2004, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

As of December 31, 2004, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulatory definitions. If these Trust Preferred Securities have not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

During the fiscal year ended December 31, 2004, the Bank repurchased 29,800 shares of its capital stock at an average price of $16.02 per share. On June 10, 2004, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 77,169 shares. The Company pursued an active stock repurchase program in 2004 in order to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company will consider additional repurchase programs in the future.

The following table details purchases under the Company's stock repurchase program during year ended December 31, 2004.


                          TOTAL                           TOTAL NUMBER OF         MAXIMUM NUMBER
                         NUMBER                          SHARES PURCHASED       OF SHARES THAT MAY
                        OF SHARES    AVERAGE PRICE      AS PART OF PUBLICLY      YET BE PURCHASED
       PERIOD           PURCHASED    PAID PER SHARE     ANNOUNCED PROGRAMS      UNDER THE PROGRAMS
--------------------    ---------    --------------     -------------------     ------------------
January 1-31, 2004              0                 0                       0                      0
February 1-29, 2004         9,900    $        17.85                   9,900                 25,300
March 1-31, 2004                0                 0                       0                      0
April 1-30, 2004                0                 0                       0                      0
May 1-31, 2004              5,000    $        14.32                   5,000                 20,300
June 1-30, 2004            14,000    $        15.40                  14,000                  6,300
July 1-31, 2004                 0                 0                       0                      0
August 1-31, 2004               0                 0                       0                      0
September 1-30, 2004            0                 0                       0                      0
October 1-31, 2004              0                 0                       0                      0
November 1-30, 2004           900    $        15.08                     900                  5,400
December 1-31, 2004             0                 0                       0                      0
                           ------    --------------                  ------                  -----
             TOTAL         29,800    $        16.02                  29,800                  5,400
                           ======    ==============                  ======                  =====

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

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of operations of the Company.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, the Company is not able to determine whether the adoption of these new provisions will have a material impact on its consolidated financial position or results of operations.

Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Its adoption is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which revised SFAS No. 123, (Accounting for Stock-Based Compensation). This statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the first interim period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005 as required.

                      MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2004, the Company had 1,553,778 shares of common stock outstanding and 353 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                              Price Range
                                              Common Stock
                                         ----------------------
                                           High          Low
                                         --------      --------
Fiscal Year Ended December 31, 2004
    First quarter                        $ 18.500      $ 16.050
    Second quarter                         17.100        13.500
    Third quarter                          15.500        14.050
    Fourth quarter                         16.400        14.250

Fiscal Year Ended December 31, 2003
    First quarter                        $ 12.000      $ 11.200
    Second quarter                         14.380        11.800
    Third quarter                          14.400        13.400
    Fourth quarter                         16.670        13.900

Dividends of $.43 ($.10 in the first quarter and $.11 in the second, third and fourth quarters) were declared and paid during 2004. Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during 2003. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
Pinnacle Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. and subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended, in conformity with U.
S. generally accepted accounting principles.

                                  /s/ KPMG LLP

Birmingham, Alabama
March 15, 2005

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        AS OF DECEMBER 31, 2004 AND 2003

                                                                                          2004                2003
                                                                                     ---------------     ---------------
ASSETS:
    Cash and cash equivalents                                                        $     3,451,046     $     3,519,377
    Interest-bearing deposits in other banks                                                 484,958             256,294
    Securities available-for-sale                                                         89,025,401          83,325,381
    FHLB Stock                                                                               417,000             732,400
    Loans held for sale                                                                    1,206,322           1,428,190
    Loans receivable, net of allowance for loan losses
        of $1,167,263 and $1,467,128, respectively                                        99,599,999         105,477,419
    Real estate owned, net                                                                   598,642           1,023,026
    Premises and equipment, net                                                            5,723,120           5,790,124
    Goodwill                                                                                 306,488             306,488
    Bank owned life insurance                                                              4,797,758           4,514,902
    Accrued interest receivable                                                            1,254,307           1,362,440
    Other assets                                                                             967,308             838,150
                                                                                     ---------------     ---------------
              Total assets                                                           $   207,832,349     $   208,574,191
                                                                                     ---------------     ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
    Deposits                                                                         $   179,965,635     $   179,939,397
    Subordinated debt                                                                      3,093,000           3,093,000
    Borrowed funds                                                                         2,580,000           3,465,000
    Official checks outstanding                                                            1,103,521           1,481,801
    Accrued interest payable                                                                 498,656             439,729
    Other liabilities                                                                        677,107             724,068
                                                                                     ---------------     ---------------
              Total liabilities                                                          187,917,919         189,142,995
                                                                                     ---------------     ---------------

STOCKHOLDERS' EQUITY:
    Common stock, par value $.01 per share; 2,400,000 authorized; 1,821,780 and
      1,800,813 issued at December 31, 2004 and 2003 respectively, 1,553,778 and
      1,562,611 outstanding at December 31, 2004 and 2003, respectively.                      18,218              18,008

    Additional paid-in capital                                                             8,418,897           8,219,941
    Treasury shares, at cost (268,002 shares and 238,202 shares at
      December 31, 2004 and 2003, respectively)                                           (3,220,730)         (2,743,245)
    Retained earnings                                                                     15,571,155          14,508,277
    Accumulated other comprehensive loss, net of tax                                        (873,110)           (571,785)
                                                                                     ---------------     ---------------
              Total stockholders' equity                                                  19,914,430          19,431,196
                                                                                     ---------------     ---------------
              Total liabilities and stockholders' equity                             $   207,832,349     $   208,574,191
                                                                                     ===============     ===============

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                            2004            2003
                                                        -------------   -------------
INTEREST REVENUE:
    Interest on loans                                   $   7,293,812   $   8,299,438
    Interest and dividends on securities                    3,298,187       2,963,742
    Other interest                                             44,212          23,795
                                                        -------------   -------------
                                                           10,636,211      11,286,975
INTEREST EXPENSE:
    Interest on deposits                                    3,199,205       3,710,431
    Interest on borrowed funds                                173,181         195,095
    Interest on subordinated debentures                       143,823               0
                                                        -------------   -------------
                                                            3,516,209       3,905,526
                                                        -------------   -------------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES        7,120,002       7,381,449
PROVISION FOR LOAN LOSSES                                     588,000         963,374
                                                        -------------   -------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         6,532,002       6,418,075
                                                        -------------   -------------
NONINTEREST INCOME:
    Fees and service charges on deposit accounts              948,765         963,606
    Service fee income, net                                   163,953         162,600
    Fees and charges on loans                                 189,196         173,824
    Bank owned life insurance                                 282,856         285,622
    Net gain (loss) on sale or write-down of:
       Loans held for sale                                    541,447         901,879
       Real estate owned                                       11,037         (55,718)
       Premises and equipment                                       0          13,500
       Securities available-for-sale                         (373,841)        399,827
                                                        -------------   -------------
                                                            1,763,413       2,845,140
                                                        -------------   -------------
 NONINTEREST EXPENSE:
    Compensation and benefits                               3,407,562       3,215,696
    Occupancy                                               1,059,261       1,020,285
    Marketing and professional                                239,117         249,401
    Other                                                   1,088,560       1,083,881
                                                        -------------   -------------
                                                            5,794,500       5,569,263
                                                        -------------   -------------
INCOME BEFORE INCOME TAXES                                  2,500,915       3,693,952
INCOME TAX EXPENSE                                            768,735       1,267,588
                                                        -------------   -------------
NET INCOME                                              $   1,732,180   $   2,426,364
                                                        =============   =============
Basic earnings per share                                $        1.11   $        1.53
Diluted earnings per share                              $        1.09   $        1.50
Cash dividends per share                                $        0.43   $        0.40
Weighted average basic shares outstanding                   1,557,454       1,586,044
Weighted average diluted shares outstanding                 1,596,253       1,620,302

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                                                      ACCUMULATED
                                                                                                         OTHER
                                         COMMON STOCK       ADDITIONAL                               COMPREHENSIVE       TOTAL
                                      -------------------    PAID-IN      TREASURY       RETAINED    (LOSS) INCOME,  STOCKHOLDERS'
                                        SHARES    AMOUNT     CAPITAL        STOCK        EARNINGS      NET OF TAX        EQUITY
                                      ---------  --------  ------------  ------------  ------------  --------------  -------------
BALANCE, December 31, 2002            1,792,086  $ 17,921  $  8,131,746  $ (1,497,777) $ 12,716,579  $     587,009   $  19,955,478
     Comprehensive income:
          Net income                          0         0             0             0     2,426,364              0       2,426,364
          Change in unrealized gain
               (loss) on securities
               available-for-sale,
               net of tax                     0         0             0             0             0     (1,158,794)     (1,158,794)
                                                                                                                     -------------
          Comprehensive income                                                                                           1,267,570
     Exercise of stock options            8,727        87        88,195             0             0              0          88,282
     Cash dividends ($.40 per share)          0         0             0             0      (634,666)             0        (634,666)
     Repurchase of 98,800 shares of
       common stock                           0         0             0    (1,245,468)            0              0      (1,245,468)
                                      ---------  --------  ------------  ------------  ------------  -------------   -------------
BALANCE, December 31, 2003            1,800,813    18,008     8,219,941    (2,743,245)   14,508,277       (571,785)     19,431,196
     Comprehensive income:
          Net income                          0         0             0             0     1,732,180              0       1,732,180
          Change in unrealized gain
              (loss) on securities
              available-for-sale,
              net of tax                      0         0             0             0             0       (301,325)       (301,325)
                                                                                                                     -------------
          Comprehensive income                                                                                           1,430,855
     Exercise of stock options           20,967       210       198,956             0             0              0         199,166
     Cash dividends ($.43 per share)          0         0             0             0      (669,302)             0        (669,302)
     Repurchase of 29,800 shares of
       common stock                           0         0             0      (477,485)            0              0        (477,485)
                                      ---------  --------  ------------  ------------  ------------  -------------   -------------
BALANCE, December 31, 2004            1,821,780  $ 18,218  $  8,418,897  $ (3,220,730) $ 15,571,155  $    (873,110)  $  19,914,430
                                      =========  ========  ============  ============  ============  =============   =============

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                                  2004                 2003
                                                                                             --------------       --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                             $    1,732,180       $    2,426,364
      Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation                                                                                496,550              477,987
        Provision for loan losses                                                                   588,000              963,374
        Provision for losses on real estate owned                                                         0              111,626
        Provision for deferred taxes                                                                 18,958               44,845
        Amortization, net                                                                          (525,758)            (219,727)
        Bank owned life insurance income, net                                                      (282,856)            (285,622)
      Net (gain) loss on sale or write-down of:
           Loans held for sale                                                                     (541,447)            (901,879)
           Securities available-for-sale                                                            373,841             (399,827)
           Real estate owned                                                                        (11,037)              55,718
           Premises and Equipment                                                                         0              (13,500)
      Proceeds from sales of loans                                                               39,601,726           76,115,402
      Loans originated for sale                                                                 (38,838,411)         (71,672,998)
      Decrease (increase) in accrued interest receivable                                            108,133              (44,380)
      (Increase) decrease in other assets                                                          (146,116)             283,006
      Increase (decrease) in accrued interest payable                                                58,927             (174,591)
      Decrease in other liabilities                                                                (348,287)            (597,312)
                                                                                             --------------       --------------
                           Net cash provided by operating activities                              2,284,403            6,168,486
                                                                                             --------------       --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Net loan repayments                                                                         5,021,545           12,348,693
      Net change in interest bearing deposits in other banks                                       (228,664)             101,173
      Purchases of securities available-for-sale                                                (69,726,158)         (96,705,000)
      Proceeds from sales of securities available-for-sale                                       46,689,977           46,399,828
      Proceeds from maturing or callable securities available-for-sale                           17,180,280           40,753,946
      Proceeds from sale of Federal Home Loan Bank stock                                            315,400              242,600
      Purchases of premises and equipment                                                          (429,546)            (625,998)
      Proceeds from sales of premises and equipment                                                       0               26,210
      Investment in unconsolidated subsidiary                                                             0              (93,000)
      Proceeds from sales of real estate owned                                                    1,009,094            1,311,160
                                                                                             --------------       --------------
                            Net cash (used in) provided by investing activities                    (168,072)           3,759,612
                                                                                             --------------       --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Net increase in passbook, NOW, and money market deposit accounts                            2,256,791            2,626,313
      Proceeds from sales of time deposits                                                       19,460,382           19,912,231
      Payments on maturing time deposits                                                        (21,690,935)         (31,553,877)
      Decrease in borrowed funds                                                                   (885,000)          (2,475,000)
      Proceeds from issuance of subordinated debt                                                         0            3,093,000
      Debt issuance cost related to issuance of subordinated debt                                         0              (60,000)
      Decrease in official checks outstanding                                                      (378,280)             (22,492)
      Proceeds from exercise of stock options                                                       199,166               88,282
      Repurchase of common stock                                                                   (477,485)          (1,245,468)
      Payments of cash dividends                                                                   (669,302)            (634,666)
                                                                                             --------------       --------------
                            Net cash used in financing activities                                (2,184,663)         (10,271,677)
                                                                                             --------------       --------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                                           (68,331)            (343,579)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                    3,519,377            3,862,956
                                                                                             --------------       --------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                     $    3,451,046       $    3,519,377
                                                                                             ==============       ==============
SUPPLEMENTAL DISCLOSURES:
      Cash payments for interest                                                             $    3,457,282       $    4,080,117
      Cash payments for income taxes                                                                645,000            1,400,938
      Real estate acquired through foreclosure                                                      573,673              892,820

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

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

      LOANS HELD FOR SALE

      Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2004 or 2003. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

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

      LOANS RECEIVABLE

      Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method which approximates the level yield method over the lives of the related loans. Interest accrual on loans is generally discontinued and uncollected accrued interest is reversed if principal or interest payments become 90 days past due, unless the credit is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

      ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2004 or 2003.

      LOAN ORIGINATION FEES, LOAN COMMITMENT FEES AND PREMIUMS AND DISCOUNTS

      Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loan over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

      REAL ESTATE OWNED

      Real estate owned acquired through foreclosure is carried at the lower of cost or fair value, less expected selling cost. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

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

      GOODWILL

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, and ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2004 and 2003, indicated there was no goodwill impairment. Therefore, the Company has no changes in the carrying amount of goodwill from December 31, 2003 to December 31, 2004.

      BANK OWNED LIFE INSURANCE

      The Company has bank owned life insurance on certain current and former key officers of the Company. The life insurance policies were purchased to reduce costs associated with certain existing employee benefits. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

      STOCK-BASED COMPENSATION

      In accordance with the provision of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to record compensation cost under APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly does not recognize compensation cost due to the fact that all options granted were priced at the fair value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the impact on the Company's net income would not have been material.

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

      The following table represents the earnings per share calculations for the years ended December 31, 2004 and 2003:

                                                                        SHARE
                                           NET                           PER
       FOR THE YEARS ENDED               INCOME          SHARES         AMOUNT
--------------------------------      -----------     -----------     ----------
December 31, 2004
      Basic earnings per share        $ 1,732,180       1,557,454     $     1.11
                                      -----------                     ----------
      Dilutive securities                                  38,799
                                                        ---------
      Diluted earnings per share      $ 1,732,180       1,596,253     $     1.09
                                      ===========       =========     ==========

December 31, 2003
      Basic earnings per share        $ 2,426,364       1,586,044     $     1.53
                                      -----------       ---------     ----------
      Dilutive securities                                  34,258
                                                        ---------
      Diluted earnings per share      $ 2,426,364       1,620,302     $     1.50
                                      ===========       =========     ==========

For the years ended December 31, 2004 and 2003, no options were excluded from the calculation of diluted EPS, as the exercise price of all option was less than the average market price.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of operations of the Company.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, the Company is not able to determine whether the adoption of these new provisions will have a material impact on its consolidated financial position or results of operations.

Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Its adoption is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which revised SFAS No. 123, (Accounting for Stock-Based Compensation). This statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operation. The revised statement is effective as of the first interim period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005 as required.

2.    SECURITIES

      The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2004 and 2003 are as follows:

                                                                   December 31, 2004
                                            ------------------------------------------------------------------
                                              Amortized       Unrealized        Unrealized            Fair
                                                Cost          Gross Gain        Gross Loss            Value
                                            ------------     ------------      ------------       ------------
Securities of U.S. Government Agencies      $ 58,957,618     $          0      ($ 1,039,671)      $ 57,917,947
Other Securities                                     716                0                 0                716
Mortgage-Backed Securities                    31,460,672          135,454          (489,388)        31,106,738
                                            ------------     ------------      ------------       ------------
                                            $ 90,419,006     $    135,454      ($ 1,529,059)      $ 89,025,401
                                            ============     ============      ============       ============

                                                                   December 31, 2003
                                            ------------------------------------------------------------------
                                              Amortized       Unrealized        Unrealized            Fair
                                                Cost          Gross Gain        Gross Loss            Value
                                            ------------     ------------      ------------       ------------
Securities of U.S. Government Agencies      $ 75,669,244     $     42,503      ($ 1,116,652)      $ 74,595,095
Other Securities                                     716                0                 0                716
Mortgage-Backed Securities                     8,563,017          192,088           (25,535)         8,729,570
                                            ------------     ------------      ------------       ------------
                                            $ 84,232,977     $    234,591      ($ 1,142,187)      $ 83,325,381
                                            ============     ============      ============       ============

      The amortized cost and estimated fair value of securities available-for-sale at December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              AMORTIZED           FAIR
                                                COST             VALUE
                                            ------------     ------------
Due in one year or less                     $          0     $          0
Due after one year through five years         29,961,458       29,436,897
Due after five years through ten years        28,996,876       28,481,766
                                            ------------     ------------
                                              58,958,334       57,918,663
Mortgage-Backed Securities                    31,460,672       31,106,738
                                            ------------     ------------
                                            $ 90,419,006     $ 89,025,401
                                            ============     ============

      Securities of approximately $26 million at December 31, 2004 and 2003, respectively, were pledged to secure deposits. Deposits associated with pledged securities had aggregate balances of approximately $19 million and $20 million at December 31, 2004 and 2003, respectively. Gross gains realized on sales were $35,278 during December 31, 2004. Losses realized on sales were $409,119 during 2004. Gross gains realized on sales were $399,827 during 2003. There were no realized losses on sales during 2003.

      The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2004.

                                     LESS THAN 12 MONTHS            12 MONTHS OR MORE                   TOTAL
                                 ---------------------------   ---------------------------   ---------------------------
                                     Fair        Unrealized        Fair        Unrealized        Fair        Unrealized
                                     Value       Gross Loss        Value       Gross Loss        Value       Gross Loss
                                 ------------   ------------   ------------   ------------   ------------   ------------
Securities of U.S. Government
     Agencies                    $ 47,268,066   $    685,135   $ 10,640,077   $    354,536   $ 57,908,143   $  1,039,671
Other Securities                            0              0              0              0              0              0
Mortgage-Backed Securities         25,039,575        475,608      1,134,323         13,780     26,173,898        489,388
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                 $ 72,307,641   $  1,160,743   $ 11,774,400   $    368,316   $ 84,082,041   $  1,529,059
                                 ============   ============   ============   ============   ============   ============

      At December 31, 2004, the Company had 9 individual investment positions that were in an unrealized loss position or impaired for more than twelve months. All of these investment positions' impairments are deemed not to be other-than temporary impairments and are primarily due to the fact that these securities have experienced volatility in their fair value as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any other than temporary impairment to develop related to these investment positions.

3.    LOANS RECEIVABLE

      Loans receivable, net at December 31, 2004, are summarized as follows:

                                                                                  2004              2003
                                                                             --------------    --------------
Residential and commercial real estate mortgage loans with variable rates    $   29,688,078    $   28,109,526
Residential and commercial real estate mortgage loans with fixed rates           34,672,845        40,927,949
Real estate construction loans                                                   12,019,555        14,060,167
Commercial loans                                                                 10,806,851        10,567,871
Consumer loans                                                                   13,709,262        13,444,417
                                                                             --------------    --------------
                                                                                100,896,591       107,109,930
Allowance for loan losses                                                        (1,167,263)       (1,467,128)
Unearned income                                                                    (129,329)         (165,383)
                                                                             --------------    --------------
                                                                             $   99,599,599    $  105,477,419
                                                                             ==============    ==============

      During fiscal years 2004 and 2003, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2004 and 2003 amounted to $884,367 and $942,512, respectively. The change from December 31, 2003 to December 31, 2004 reflects payments amounting to $286,418 and advances of $228,273 made during the year.

      The Bank has a credit concentration in residential and commercial real estate mortgage loans. Approximately $64 million and $69 million at December 31, 2004 and 2003, respectively, of the Bank's total loan portfolio represented first or second mortgage residential and commercial real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2004, the largest amount loaned by the Bank to one borrower was $2.3 million, which was approximately 11% of the Company's stockholders' equity.

      A reconciliation of the allowance for loan losses is as follows:

                                                                                2004            2003
                                                                            ------------    ------------
Balance at beginning of year                                                $  1,467,128    $  1,322,380
Charge-offs                                                                   (1,070,765)     (1,048,617)
Recoveries                                                                       182,900         229,991
Provision                                                                        588,000         963,374
                                                                            ------------    ------------
Balance at end of year                                                      $  1,167,263    $  1,467,128
                                                                            ============    ============

      The Bank was servicing first mortgage loans for others totaling $67,313,826 and $64,593,371 at December 31, 2004 and 2003, respectively.
      The liability associated with the Company's total servicing portfolio at December 31, 2004 and 2003 was not deemed significant by the Company.

      At December 31, 2004, the Bank had outstanding loan commitments of $22,852,556, including $5,412,398 in undisbursed construction loans in process; $16,547,158 in unused lines and letters of credit; and $893,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

      The Company had approximately $726,000 and $728,000 of loans classified as non-accrual at December 31, 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, gross interest income of $8,941 and $22,889 respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $5,743 and $3,639 for the years ended December 31, 2004 and 2003, respectively.

4.    REAL ESTATE OWNED

      Activity in the allowance for losses on real estate owned is as follows:

                                                                                2004            2003
                                                                            -----------     ------------
Balance at beginning of year                                                $    65,626     $          0
Provision                                                                             0          111,626
Charge-offs, net of recoveries                                                   (4,000)         (46,000)
                                                                            -----------     ------------
Balance at end of year                                                      $    61,626     $     65,626
                                                                            ===========     ============

5.    PREMISES AND EQUIPMENT

      Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

                                            2004             2003
                                        ------------     ------------
Land                                    $    883,230     $    883,230
Buildings and leasehold improvements       6,677,797        6,522,761
Furniture, fixtures, and equipment         5,034,866        4,773,555
Automobiles                                  113,014          111,336
                                        ------------     ------------
                                          12,708,907       12,290,882
Less accumulated depreciation             (6,985,787)      (6,500,758)
                                        ------------     ------------
                                        $  5,723,120     $  5,790,124
                                        ============     ============

      Depreciation expense for the fiscal years ended December 31, 2004 and 2003 on premises and equipment was approximately $497,000 and $478,000, respectively.

      The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2004 and 2003, respectively, include rental expense under these leases of $108,061 and $109,527, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2004                 Amount
--------------------               ---------
2005                               $  61,565
2006                                  58,565
2007                                  41,687
2008                                  14,400
2009                                  14,400
Thereafter                           115,200
                                   ---------
    Total                          $ 305,817
                                   =========

      The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 for the fiscal years ended December 31, 2004 and 2003, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 for each of the fiscal years ended December 31, 2004 and 2003, respectively.

6.    DEPOSITS

      Deposits at December 31, 2004 and 2003 are summarized as follows:

                                                          2004            2003
                                                     -------------   -------------
Passbook accounts                                    $  18,047,218   $  17,072,161
NOW accounts                                            19,635,415      17,323,986
Money market deposit accounts                            8,934,786      11,593,749
Noninterest-bearing accounts                            11,022,644       9,393,376
                                                     -------------   -------------
                                                        57,640,063      55,383,272

Time deposits:
     Fixed-rate certificates less than $100,000         69,037,464      72,755,523
     Fixed-rate certificates greater than $100,000      53,288,108      51,800,602
                                                     -------------   -------------
                                                       122,325,572     124,556,125
                                                     -------------   -------------
                                                     $ 179,965,635   $ 179,939,397
                                                     =============   =============

      The amounts and scheduled maturities of time deposits at December 31, 2004 are as follows:

2005                                   $  82,308,055
2006                                      10,274,723
2007                                      12,772,790
2008                                       7,032,201
2009 and thereafter                        9,937,803
                                       -------------
                                       $ 122,325,572
                                       =============

      Interest expense on deposits is summarized as follows:

                                                         2004            2003
                                                     ------------    ------------
Passbook accounts                                    $     59,200    $     55,943
NOW accounts                                               26,837          28,055
Money market deposit accounts                              58,034          55,732
Fixed-rate certificates less than $100,000              1,766,818       2,211,236
Fixed-rate certificates greater than $100,000           1,288,316       1,359,465
                                                     ------------    ------------
                                                     $  3,199,205    $  3,710,431
                                                     ============    ============

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

      Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at the Company's option on or after January 7, 2009. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the Company on the Subordinated Debentures becoming non-deductible for federal tax purposes,
      (3) the requirement for Trust Preferred Securities as "Tier I Capital" under the Federal Reserve capital adequacy guidelines.

      Debt issuance cost of $58,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated statements of financial condition as of December 31, 2004. These debt issuance costs are being amortized over 30 years using the straight-line method.

8.    BORROWED FUNDS

      Borrowed funds at December 31, 2004 and 2003 are summarized as follows:

                                                                     2004          2003
                                                                 ------------  -----------
Warrants payable: $205,000 with an interest rate of
5.35%, maturing one year or less; $455,000 with an
interest rate of 5.48%, maturing greater than one year
through 3 years; $530,000 with an interest rate of
5.83%, maturing greater than 3 years through 5 years;
$1,390,000 with an interest rate of 6.00%, maturing
after 5 years                                                    $  2,580,000  $ 2,765,000

Short term advances from the Federal Home Loan Bank of Atlanta:             0      700,000
                                                                 ------------  -----------

                                                                 $  2,580,000  $ 3,465,000
                                                                 ============  ===========

      The Company has available credit of $31,100,000 at the FHLB of Atlanta, Georgia at December 31, 2004. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $417,000, as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2004 was $35,563,484. There were no FHLB advances outstanding at December 31, 2004. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2004 and 2003 was $10,000,000 and $13,500,000, respectively. The average amount outstanding during 2004 and 2003 was $1,548,000 and $2,600,000, respectively.

9.    INCOME TAXES

      Income tax expense included in the consolidated statements of operations, is comprised of the following:

                                    Federal         State          Total
                                    -------         -----          -----
Year ended December 31, 2004:
    Current                       $  693,690     $   56,087     $  749,777
    Deferred                          15,965          2,993         18,958
                                  ----------     ----------     ----------
                                  $  709,655     $   59,080     $  768,735

Year ended December 31, 2003:
    Current                       $1,078,984     $  143,759     $1,222,743
    Deferred                          37,764          7,081         44,845
                                  ----------     ----------     ----------
                                  $1,116,748     $  150,840     $1,267,588
                                  ==========     ==========     ==========

      Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

                                                         2004             2003
                                                         ----             ----
Tax expense at federal income tax rate               $   850,311       $ 1,255,944
Increase (decrease) resulting from:
    State income tax, net of federal tax benefit          38,994           101,221
    Cash surrender value of bank owned life
    insurance, net of premiums                           (94,597)          (97,111)
    Tax credit                                           (33,123)                0
    Other                                                  7,150             7,534
                                                     -----------       -----------
                                                     $   768,735       $ 1,267,588
                                                     ===========       ===========

Effective income tax rate                                   30.7%             34.3%
                                                     ===========       ===========

      Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax assets relate to the following:

                                                     December 31,     December 31,
                                                         2004             2003
                                                     ------------     ------------
Allowance for loan losses                            $   431,888      $   542,838
Unrealized loss on securities available-for-sale         520,495          335,811
Other real estate reserves                                25,572           26,356
Other                                                     70,873           63,622
                                                     -----------      -----------
              Deferred tax assets                      1,048,828          968,627
                                                     -----------      -----------
Depreciation                                            (511,370)        (553,428)
FHLB stock                                               (53,437)         (93,859)
Other                                                          0           (3,045)
                                                     -----------      -----------
              Deferred tax liabilities                  (564,807)        (650,332)
                                                     -----------      -----------
Net deferred tax assets                              $   484,021      $   318,295
                                                     ===========      ===========

      There was no valuation allowance during either 2004 or 2003 due to the significant amount of taxes paid in previous years.

10.   COMPENSATION AND BENEFITS

      The Bank maintains a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $86,144 and $81,679 in fiscal years ended December 31, 2004 and 2003, respectively.

      The Company and the Bank have an employment agreement with the chief executive officer which provides for compensation and benefits in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2004 for termination is approximately $398,000.

11.   LONG-TERM INCENTIVE COMPENSATION PLAN

      The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 44,500 of which are available to be granted at December 31, 2004. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair value on the grant date.

      A summary of the status of the Company's stock option plan at December 31, 2004 and 2003 and the changes during the years then ended is as follows:

                                             2004                     2003
                                     ---------------------    ---------------------
                                                  Weighted                 Weighted
                                                  Average                  Average
                                                  Exercise                 Exercise
                                      Shares       Price       Shares       Price
                                     --------     --------    -------      --------
Outstanding at beginning of year      91,333      $  9.34     100,060      $  9.41
Granted                                    0            0           0            0
Exercised                            (20,967)        9.44      (8,727)       10.12
Forfeited                                  0            0           0            0
                                     -------      -------     -------      -------
Outstanding at end of year            70,366      $  9.30      91,333      $  9.34
                                     =======      =======     =======      =======

Exercisable at end of year            70,366      $  9.30      91,333      $  9.34
                                     =======      =======     =======      =======

Fair value of options granted            N/A                      N/A
                                     =======                  =======

      The following table summarizes information about these stock options at December 31, 2004:

                Number outstanding        Remaining
Exercise                At               Contractual
 Price           December 31, 2004          Life
--------        ------------------       -----------
$ 8.81                44,500                2 years

$10.13                25,866              4.4 years
                      ------
                      70,366
                      ------

12.   STOCKHOLDERS' EQUITY

      Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2005, approximately $1.8 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

      The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

      As of December 31, 2004 and 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

      Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31, 2004, for the Company and the Bank are as follows:

                                                                                                     To be Well-Capitalized
                                                                                                          Under Prompt
                                                                             For Capital                   Corrective
                                                        Actual            Adequacy Purposes            Action Provisions
                                                   ---------------   ---------------------------  ----------------------------
                                                   Amount    Ratio      Amount         Ratio          Amount          Ratio
                                                   ------    -----      ------         -----          ------          -----
                                                                   (Dollar Amounts in Thousands)
As of December 31, 2004:
    Total Capital (to Risk Weighted Assets):
       Consolidated                              $  24,647   20.8%   > or =$9,459    > or =8.0%             N/A            N/A
       Pinnacle Bank                                21,647   18.3    > or = 9,459    > or =8.0    > or =$11,824     > or =10.0%
    Tier I Capital (to Risk Weighted Assets):
       Consolidated                                 23,480   19.9    > or = 4,729    > or =4.0              N/A            N/A
       Pinnacle Bank                                20,480   17.3    > or = 4,729    > or =4.0    > or =  7,094     > or = 6.0
    Tier I Capital (to Average Assets):
       Consolidated                                 23,480   11.2    > or = 8,391    > or =4.0              N/A            N/A
       Pinnacle Bank                                20,480    9.8    > or = 8,391    > or =4.0    > or = 10,489     > or = 5.0
As of December 31, 2003:
    Total Capital (to Risk Weighted Assets):
       Consolidated                              $  24,163   20.1%   > or =$9,635    > or =8.0%             N/A            N/A
       Pinnacle Bank                                20,713   17.2    > or = 9,635    > or =8.0    > or =$12,043     > or = 0.0%
    Tier I Capital (to Risk Weighted Assets):
       Consolidated                                 22,696   18.8    > or = 4,817    > or =4.0              N/A            N/A
       Pinnacle Bank                                19,246   16.0    > or = 4,817    > or =4.0    > or =  7,226     > or = 6.0
    Tier I Capital (to Average Assets):
       Consolidated                                 22,696   10.8    > or = 8,375    > or =4.0              N/A            N/A
       Pinnacle Bank                                19,246    9.2    > or = 8,375    > or =4.0    > or = 10,468     > or = 5.0

      As of December 31, 2004, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulators definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

      On April 25, 2003, the Company announced a stock repurchase program to acquire up to 80,000 shares of common stock. As of December 31, 2004, the Company had repurchased 74,600 shares at an average price of $14.71 per share. On June 10, 2004, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 77,169 shares. This program supplements the Company's current repurchase program. The repurchase programs are dependent upon market conditions and other requirements, and there is no guarantee as to the exact number of shares to be repurchased by the Company.

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

      The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

                                                                      2004
                                                  ---------------------------------------------
                                                    Before                            After
                                                      Tax              Tax             Tax
                                                    Amount            Effect          Amount
                                                  -----------      -----------      -----------
Unrealized losses arising during the year         $  (859,850)     $   311,790      $  (548,060)
Reclassification for adjustments for
    losses included in net earnings                   373,841         (127,106)         246,735
                                                  -----------      -----------      -----------
Net change in unrealized losses on securities     $  (486,009)     $   184,684      $  (301,325)
                                                  ===========      ===========      ===========

                                                                      2003
                                                  ---------------------------------------------
                                                    Before                             After
                                                      Tax              Tax              Tax
                                                    Amount            Effect          Amount
                                                  -----------      -----------      -----------
Unrealized gains arising during the year          $(1,439,531)     $   544,622      $  (894,909)
Reclassification for adjustments for
    gains included in net earnings                   (399,826)         135,941         (263,885)
                                                  -----------      -----------      -----------
Net change in unrealized gains on securities      $(1,839,357)     $   680,563      $(1,158,794)
                                                  ===========      ===========      ===========

13    FAIR VALUES OF FINANCIAL INSTRUMENTS

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

      A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

                                                  AT DECEMBER 31, 2004      AT DECEMBER 31, 2003
                                                 ----------------------    ----------------------
                                                 CARRYING     ESTIMATED    CARRYING     ESTIMATED
                                                  AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                 --------    ----------    --------    ----------
                                                                  (IN THOUSANDS)
ASSETS:
    Cash on hand and in banks                    $  3,451     $  3,451     $  3,519     $  3,519
    Interest-bearing deposits in other banks          485          485          256          256
    Securities available-for-sale                  89,025       89,025       83,325       83,325
    FHLB stock                                        417          417          732          732
    Loans held for sale                             1,206        1,206        1,428        1,431
    Loans receivable, net                          99,600      101,258      105,477      107,645
    Accrued interest receivable                     1,254        1,254        1,362        1,362

LIABILITIES:
    Deposits                                     $179,966     $180,781     $179,939     $180,447
    Subordinated Debt                               3,093        3,093        3,093        3,093
    Borrowed funds                                  2,580        3,126        3,465        3,642
    Accrued interest payable                          499          499          440          440

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

      SUBORDINATED DEBT. The carrying amount of subordinated debt approximates its fair value.

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

15.   CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 2004 AND 2003
                                 (IN THOUSANDS)

                                                               2004          2003
                                                             --------      --------
ASSETS:
    Cash and cash equivalents                                $     12      $      6
    Interest-bearing deposits in other banks                    3,035         3,398
    Debt issue cost                                                58            60
    Investment in unconsolidated subsidiary                        93            93
    Investment in subsidiary                                   19,811        18,980
    Other assets                                                   43             0
                                                             --------      --------
              Total assets                                   $ 23,052      $ 22,537
                                                             ========      ========

LIABILITIES:
    Subordinated debt                                        $  3,093      $  3,093
    Other liabilities                                              45            13
                                                             --------      --------
              Total liabilities                                 3,138         3,106
                                                             --------      --------

STOCKHOLDERS' EQUITY:
    Common stock                                                   18            18
    Additional paid in capital                                  8,419         8,220
    Treasury shares at cost                                    (3,221)       (2,743)
    Retained earnings                                          15,571        14,508
    Accumulated other comprehensive loss, net of tax             (873)         (572)
                                                             --------      --------
              Total stockholders' equity                       19,914        19,431
                                                             --------      --------
              Total liabilities and stockholders' equity     $ 23,052      $ 22,537
                                                             ========      ========

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                 (IN THOUSANDS)

                                                  2004       2003
                                                  ----       ----
INCOME:
    Dividend income from Pinnacle Bank           $  669     $1,636
    Interest income                                  40          6
                                                 ------     ------
           Total income                             709      1,642

EXPENSE                                             149          8
                                                 ------     ------
INCOME BEFORE EQUITY IN UNDISTRIBUTED
    INCOME OF SUBSIDIARY                            560      1,634
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY      1,172        792
                                                 ------     ------
           Net income                            $1,732     $2,426
                                                 ======     ======

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                 (IN THOUSANDS)

                                                                        2004        2003
                                                                        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                        $ 1,732      $ 2,426
    Adjustments to reconcile net income to net cash provided by operating activities:
       Undistributed income of subsidiary                              (1,172)        (792)
       Increase in other assets                                           (43)           0
       Increase (decrease) in other liabilities                            73           (1)
                                                                      -------      -------
              Net cash provided by operating activities                   590        1,633
                                                                      -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in trust                                                     0          (93)
    Net change in interest bearing deposits in other banks                363       (3,171)
                                                                      -------      -------
              Net cash provided by (used in) investing activities         363       (3,264)
                                                                      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Repurchase of shares of common stock                                 (477)      (1,245)
    Proceeds from stock options exercised                                 199           88
    Debt issue cost paid                                                    0          (60)
    Proceeds from issuance of subordinated debt                             0        3,093
    Cash dividends paid                                                  (669)        (634)
                                                                      -------      -------
              Net cash (used in) provided by financing activities        (947)       1,242
                                                                      -------      -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            6         (389)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              6          395
                                                                      -------      -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $    12      $     6
                                                                      =======      =======

16.   INVESTMENT IN AFFILIATED COMPANIES (UNAUDITED)

      Investments in affiliated companies accounted for under the equity method consist of 100% of common stock of Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 22, 2003. Summary unaudited financial information for the Trust as of December 31, 2004 and 2003 follows (dollars in thousands):

                              SUMMARY BALANCE SHEET

                                 (In thousands)

                                                                                   2004       2003
                                                                                   ----       ----
ASSETS:
    Investment in subordinated debentures issued by Pinnacle Bancshares, Inc.     $3,093     $3,093
                                                                                  ======     ======

LIABILITIES:                                                                      $    0     $    0

EQUITY:
    Trust preferred securities                                                     3,000      3,000
    Common stock (100% owned by Pinnacle Bancshares, Inc.)                            93         93
                                                                                  ------     ------
    TOTAL EQUITY                                                                   3,093      3,093
                                                                                  ------     ------
 TOTAL LIABILITIES & EQUITY                                                       $3,093     $3,093
                                                                                  ======     ======

                            SUMMARY INCOME STATEMENT

                                 (In thousands)

                                                            2004     2003
                                                            ----     ----
INCOME:
    Interest income from subordinated debentures issued
      by Pinnacle Bancshares, Inc.                          $144     $  0
                                                            ====     ====

 NET INCOME:                                                $144     $  0
                                                            ====     ====

      SELECTED QUARTERLY INFORMATION (UNAUDITED)

      A summary of unaudited results of operations for each quarter of the years ended December 31, 2004 and 2003 follows:

                                                              FIRST          SECOND         THIRD          FOURTH
                                                             QUARTER        QUARTER        QUARTER         QUARTER
                                                             -------        -------        -------         -------
Year Ended December 31, 2004:
    Interest revenue                                        $2,617,329     $2,692,624     $2,663,150     $2,663,108
    Interest expense                                           856,603        863,679        876,902        919,025
    Net interest income after provision for loan losses      1,613,726      1,681,945      1,639,248      1,597,083
    Noninterest income                                         441,345        617,758        197,957        506,353
    Noninterest expense                                      1,427,453      1,458,537      1,382,914      1,525,596
    Net income                                                 418,679        553,121        309,358        451,022
    Basic earnings per share                                      0.27           0.35           0.20           0.29
    Diluted earnings per share                                    0.26           0.35           0.20           0.28

Year Ended December 31, 2003:
    Interest revenue                                        $2,923,430     $2,909,968     $2,758,603     $2,694,974
    Interest expense                                         1,113,052      1,031,955        916,249        844,270
    Net interest income after provision for loan losses      1,542,878      1,610,513      1,495,354      1,769,330
    Noninterest income                                         898,611        687,526        775,581        483,422
    Noninterest expense                                      1,363,419      1,391,845      1,404,873      1,409,126
    Net income                                                 703,677        595,327        571,207        556,153
    Basic earnings per share                                      0.43           0.38           0.36           0.36
    Diluted earnings per share                                    0.42           0.37           0.36           0.35

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

                              Robert B. Nolen, Jr.
                                   President

                                 Mary Jo Gunter
                     Senior Vice President Banking Services
                             & Corporate Secretary

                                 Marie Guthrie
                          Vice President & Controller

                                   Alan Grice
                Vice President - Lending & Business Development

                                   Donna Hyde
                            Vice President- Lending

                                   Rick Brown
                         Vice President- Loan Servicing
                              & Compliance Officer

                                 Jaye Ottinger
                       Vice President - Mortgage Lending

                                Carl Schoettlin
                            Vice President - Lending

                                 Brenda Steele
                         Vice President & I. S. Officer
                            & GLBA Security Officer

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

                                   Tracy Rye
                            Vice President - Lending

                               Edward A. Davidson
                         Birmingham Regional President

                                 Susie Roberts
                    Vice President-Office Manager - Sumiton

                                  David Davis
                       Vice President-Secondary Marketing

                                     OFFICES
        Main Office, 1811 2nd Avenue/Jasper, AL 35502-1388 (205/221-4111)
        Mall Office, 204 Highway 78 East/Jasper, AL 35501 (205/221-1322) Sumiton Office, 790 Highway 78 East/Sumiton, AL 35148 (205/648-6091)
    Haleyville Office, 1012 20th Street/Haleyville, AL 35565 (205/486-2225)
     Birmingham South, 2013 Canyon Road/Birmingham, AL 35216 (205/822-2265) Trussville Office, 2064 Gadsden Highway/Trussville, AL 35235 (205/661-9625)

                                 TRANSFER AGENT
                         Registrar & Transfer Co., Inc.
                              Cranford, New Jersey

                                 GENERAL COUNSEL
                     Maddox, MacLaurin, Nicholson & Thornley
                                 Jasper, Alabama

                                    AUDITORS
                                    KPMG LLP
                               Birmingham, Alabama

                             ADDITIONAL INFORMATION
                  Analysts, stockholders and any other parties
                 interested in obtaining additional information
                          may contact Marie Guthrie at
           Post Office Box 1388, Jasper, AL 35502-1388 (205/221-4111)

                                 ANNUAL MEETING
         The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                      204 19th Street East, Jasper, Alabama
                          at 11:00 a.m. on May 25, 2005

                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2005 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388