Form 10KSB, Exhibit 13
period 2005-12-31
PINNACLE BANCSHARES INC
filed 2006-03-31
CIK 1022243

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

                          BALANCE SHEET AND OTHER DATA


                                                               AT DECEMBER 31,
                                                            ----------------------
                                                               2005        2004
                                                            ---------    ---------
                                                            (Dollars in Thousands)
TOTAL AMOUNT OF:
   Assets                                                   $ 220,249    $ 207,832
   Loans, net                                                 106,256       99,600
   Interest-bearing deposits in other banks                    13,369          485
   Securities available-for-sale                               80,654       89,025
   Loans held for sale                                            374        1,206
   Deposits                                                   192,552      179,966
   Subordinated debt                                            3,093        3,093
   Borrowed funds                                               2,375        2,580
   Stockholders' equity                                        19,410       19,914
NUMBER OF:
   Real estate loans outstanding                                1,931        2,116
   Savings accounts                                            12,930       13,157
   Full-service offices open                                        6            6

                          STATEMENT OF OPERATIONS DATA

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        -------------------------------
                                                               2005        2004
                                                            ---------    ---------
                                                                (In Thousands)
INTEREST INCOME                                             $  11,559    $  10,636

INTEREST EXPENSE                                                4,717        3,516
                                                            ---------    ---------
  Net interest income before provision for loan losses          6,842        7,120

PROVISION FOR LOAN LOSSES                                         575          588
                                                            ---------    ---------
  Net interest income after provision for loan losses           6,267        6,532

NONINTEREST INCOME                                              1,816        1,763

NONINTEREST EXPENSE                                             5,875        5,794

INCOME TAX EXPENSE                                                691          769
                                                            ---------    ---------

Net income                                                  $   1,517    $   1,732
                                                            =========    =========

                                   OTHER DATA

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                                   -------------------

                                                                     2005       2004
                                                                   --------   --------
Interest rate spread                                                  3.4%      3.6%
Yield on average interest earning assets                              5.8       5.5
Return on average assets (net income divided by average total         .70       .82
   assets)
Return on average equity (net income divided by average equity)       7.8       8.8
Equity-to-assets ratio (average equity divided by total average       9.0       9.3
   assets)
Dividend payout ratio (dividends declared divided
   by net income)                                                    45.0      39.0

                          YIELDS EARNED AND RATES PAID

        The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                                   -------------------
                                                                     2005       2004
                                                                   --------   --------
Weighted average yield on loans................                      7.5%       6.9%

Weighted average yield on securities available-
  for-sale.....................................                      4.0        3.9

Weighted average yield on all interest-earning
  assets.......................................                      5.8        5.5

Weighted average rate paid on deposits                               2.3        1.8

Weighted average rate paid on
  borrowed funds...............................                      5.4        4.2

Weighted average rate paid on all interest-
  bearing liabilities..........................                      2.4        1.9

Weighted average rate paid on subordinated-
  Debentures...................................                      6.4        4.6

Interest rate spread (spread between weighted
  average rate on all interest-bearing assets
  and all interest bearing-liabilities)........                      3.4        3.6


Net yield (net interest income as percentage of
  interest-earning assets).....................                      3.4        3.7

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

In recent years, the Company has expanded its operations in the Birmingham, Alabama metropolitan area. The Company anticipates that a new full-service branch office in Gardendale, Alabama will open during the later half of 2006. Additional annual expenses associated with the new branch and additional commercial lending personnel are expected to be approximately $500,000 in 2006. The Company currently intends to expand further in the Birmingham market and other markets contiguous with the Company's current market area as appropriate opportunities become available.

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

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating hypothetical 50, 100 and 200 basis point rate increases applied to all interest- earning assets and interest-bearing liabilities, the Company would expect net losses in fair value of the equity in the underlying instruments of approximately ($295,000), ($582,000) and ($1,246,000), respectively. Under a scenario simulating hypothetical 50, 100 and 200 basis point rate decreases, the Company would expect net changes in projected net income for the first year of approximately $558,000, 1,046,000 and $957,000, respectively. This hypothetical is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

The rate environment is a function of the monetary policy of the Federal Reserve Board ("FRB"). The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate increased at each Federal Open Market Committee meeting by 25 basis points and ended 2005 at 4.25%. Each FRB rate increase becomes more challenging to offset. The ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company's operating results are not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve has exerted downward pressure on the net interest margin and net interest income. The Company is most impacted at this time by the increase in short term interest rates which continues to put upward pressure on transaction deposit rates and short term borrowings from the Federal Home Loan Bank (FHLB") of Atlanta. Under traditional measures of interest rate gap positions, the Company believes that it is moderately liability sensitive in the short-term. Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

FINANCIAL CONDITION

Total assets were $220.2 million, at December 31, 2005, as compared to $207.8 million, at December 31, 2004. Total securities available-for-sale decreased $8.4 million, to $80.6 million at December 31, 2005 from $89.0 million at December 31, 2004. This decrease was primarily due to calls, maturities, and sales exceeding purchases. The Bank had $9.4 million in agency securities called or maturing in 2005. Also during the fiscal year ended December 31, 2005 the bank sold $10.0 million in agency securities. The Bank restructured its securities portfolio in response to interest rates and incurred losses of $350,591 on these sales in the fourth quarter of 2005. The proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and FHLB Advances, the Bank purchased $13.2 million in agency securities with an average yield of 4.34% during fiscal year ended December 31, 2005.

At December 31, 2005, the Company's securities portfolio of $80.6 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be carried at fair value with the unrealized gains/losses, net of income tax effect, to be reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net increased $6.7 million, to $106.3 million at December 31, 2005, from $99.6 million at December 31, 2004. This increase was primarily due an increase in construction and commercial loans.

Total deposits increased $12.6 million, to $192.6 million at December 31, 2005, from $180.0 million at December 31, 2004. This increase was due to an increase in time deposits of approximately $9.3 million and an increase in all other interest bearing deposits of approximately $3.3 million. These increases were due to more competitive rates offered by the Company.

On December 22, 2003, the Company established Pinnacle Capital Trust I, (the "Trust") a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $93,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds from the issuance of the common and preferred securities to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet at December 31, 2005 and the $3,093,000 obligation of the Company is included in subordinated debt. See "Interest Expense" below.

During the fiscal years ended December 31, 2005 and 2004, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. and used a portion of the proceeds from these borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2005 and 2004 was $7.3 million and $10.0 million, respectively. The average amount outstanding during fiscal years December 31, 2005 and 2004 was $572,000 and $1.5 million, respectively.

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

NET INCOME

The Company reported net income of $1,517,000 for the year ended December 31, 2005, compared with net income of $1,732,000 in the prior year, a decrease of approximately 12%. The decrease in net income was attributable in part to a decrease in the Company's net interest margin due to increases in market interest rates. As market rates increased during the year ended December 31, 2005, the Company's cost of funds increased more rapidly than rates on investments. As a result, the Company's net interest margin was 3.43% for 2005, as compared to 3.67% for 2004. If market rates continue to increase, the Company expects that the margin will continue to decline.

INTEREST INCOME

Interest income on loans and securities increased approximately $830,000 from the fiscal year ended December 31, 2004 to the fiscal year ended December 31, 2005. The increase was primarily due to an increase in the average balance of loans and securities of approximately $4.7 million and increases in market interest rates.

Other interest income increased approximately $93,000 from the fiscal year ended December 31, 2004 to the fiscal year ended December 31, 2005. This increase was primarily due to an increase in the average balance of interest-bearing deposits in other banks of approximately $1.0 million as well as an increase in yields earned from 1.5% in 2004 to 3.5% in 2005.

INTEREST EXPENSE

Interest expense on deposits increased approximately $1.2 million from the year ended December 31, 2004 compared to the year ended December 31, 2005. This increase was primarily due to an increase in the average balance of deposits of approximately $7.5 million, as well as an increase in the weighted average rate paid on deposits due to an increase in average rates offered from 1.8% in 2004 to 2.3% in 2005.

Interest expense on borrowed funds was $162,000 for the year ended December 31, 2005, compared to $173,000 for year ended December 31, 2004. The decrease was primarily due to a decrease in the average balance of borrowed funds of approximately $1,178,000. This decrease was offset by an increase in the weighted average rate paid on borrowed funds from 4.2% in 2004 to 5.4% in 2005.

Interest expense on Subordinated Debentures was $198,000 and $144,000 for the years ended December 31, 2005 and 2004, respectively. The increase was due to an increase in the average rate paid from 4.6% in 2004 to 6.4% in 2005.

PROVISION FOR LOAN LOSSES

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provisions for losses on loans amounted to $575,500 and $588,000, for the years ended December 31, 2005 and 2004, respectively. This decrease was primarily due to improved credit quality.

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

Total non-performing assets as of December 31, 2005 were $381,000, as compared to $599,000 at December 31, 2004. This decrease in non-performing assets was primarily due to sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2004 were $1,626,000 as compared to $981,000 as of December 31, 2005. This decrease was primarily due to improved credit quality.

NONINTEREST INCOME

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain
(loss) on sales of assets increased $52,000 from the year ended December 31, 2004 to the year ended December 31, 2005. The increase was due primarily to an increase in the gain on sale of real estate owned of $232,000, a decrease in the loss on sale of securities available-for-sale of $23,000 and an increase in all other noninterest income of $20,000. The increase was offset by a decrease in the gain on sale of mortgage loans of $115,000, a decrease in fees and service charges on deposit accounts of $56,000, a decrease in fees and charges on loan of $37,000 and a decrease in service fee income, nets of $15,000.

NONINTEREST EXPENSE

NonInterest expense increased $80,000 from the year ended December 31, 2004 to the year ended December 31, 2005. The increase was due primarily to an increase in marketing & professional expense of $148,000, and an increase in occupancy expense of $36,000, These increases were offset by a decrease in compensation expense of $94,000 and a decrease in all other non-interest expense of $10,000.

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

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturities or sales of securities, and loan sales. The entire securities portfolio at December 31, 2005, was classified as "available-for-sale," with a fair value of $80.6 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2005, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale, First National Bankers Bancshares ("FNBB") stock, and FHLB stock, totaled approximately $98.8 million, compared to $93.4 million at December 31, 2004. This increase in liquid assets of $5.4 million was primarily attributable to an increase in interest-bearing deposits in other banks.

The Bank's liability base provides liquidity through deposit growth and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2005, the Bank had an approved credit availability of $33.1 million at the FHLB. At December 31, 2005, the Bank had no advances on this credit line.

CAPITAL RESOURCES

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2005 was approximately $19.4 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2005, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

As of December 31, 2005, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulatory definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

During the year ended December 31, 2005, the Company repurchased 18,633 shares of its capital stock at an average price of $14.38 per share. On June 10, 2004, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 63,936 shares. The stock repurchase program is intended to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company may consider additional repurchase programs in the future.

The following table details purchases under the Company's stock repurchase program during year ended December 31, 2005.

                                                                            MAXIMUM NUMBER
                         TOTAL                       TOTAL NUMBER OF      OF SHARES THAT MAY
                        NUMBER                       SHARES PURCHASED      YET BE PURCHASED
                       OF SHARES   AVERAGE PRICE    AS PART OF PUBLICLY       UNDER THE
      PERIOD           PURCHASED   PAID PER SHARE   ANNOUNCED PROGRAMS         PROGRAMS
--------------------   ---------   --------------   -------------------   ------------------
January 1-31, 2005       3,000        $ 15.47              3,000               79,569
February 1-28, 2005          0              0                  0                    0
March 1-31, 2005         1,000        $ 15.19              1,000               78,569
April 1-30, 2005             0              0                  0                    0
May 1-31, 2005           2,400        $ 14.27              2,400               76,169
June 1-30, 2005          4,933        $ 14.31              4,933               71,236
July 1-31, 2005              0              0                  0                    0
August 1-31, 2005        4,900        $ 13.60              4,900               66,336
September 1-30, 2005         0              0                  0                    0
October 1-31, 2005           0              0                  0                    0
November 1-30, 2005      1,000        $ 14.68              1,000               65,336
December 1-31, 2005      1,400        $ 14.87              1,400               63,936
          Total         18,633        $ 14.38             18,633               63,936

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

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1. "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The FSP addresses determining when an investment is considered impaired and whether the impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entry recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entry did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated balance sheet or statement of income for the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. This statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted SFAS No. 123(R) on January 1, 2006. The impact of its adoption did not have a material impact on the consolidated statements of financial condition or statements of operations for the Company.

On March 25, 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides guidance regarding the valuation of share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS No. 123(R). The Company does not expect this Staff Accounting Bulletin to have a material impact on the consolidated statements of financial condition or statements of operations for the Company.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 requires restatement of prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Also, SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material impact on the consolidated statements of financial condition or statements of operations for the Company.

                      MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2005, the Company had 1,541,178 shares of common stock outstanding and 334 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

                                           Price Range
                                           Common Stock
                                       --------------------
                                         High        Low
                                       --------    --------
Fiscal Year Ended December 31, 2005
   First quarter                       $ 15.750   $  14.650
   Second quarter                        14.700      13.500
   Third quarter                         14.900      13.250
   Fourth quarter                        15.100      12.750

Fiscal Year Ended December 31, 2004
   First quarter                       $ 18.500    $ 16.050
   Second quarter                        17.100      13.500
   Third quarter                         15.500      14.050
   Fourth quarter                        16.400      14.250

Dividends of $.44 ($.11 in each of the four quarters) were declared and paid during 2005. Dividends of $.43 ($.10 in the first quarter and $.11 in the second, third and fourth quarters) were declared and paid during 2004. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
Pinnacle Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. and subsidiary (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with U.
S. generally accepted accounting principles.

                                                 /s/ KPMG LLP
Birmingham, Alabama
March 14, 2006

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        AS OF DECEMBER 31, 2005 AND 2004

                                                             2005            2004
                                                        -------------    -------------
ASSETS:
   Cash and cash equivalents                            $   3,784,867    $   3,451,046
   Interest-bearing deposits in other banks                13,368,882          484,958
   Securities available-for-sale                           80,653,931       89,025,401
   Federal Home Loan Bank Stock                               507,300          417,000
   First National Bankers Bancshares Stock                    525,000                0
   Loans held for sale                                        374,192        1,206,322
   Loans receivable, net of allowance for loan losses
       of $1,383,410 and $1,167,263, respectively         106,255,517       99,599,999
   Real estate owned, net                                     381,229          598,642
   Premises and equipment, net                              5,892,093        5,723,120
   Goodwill                                                   306,488          306,488
   Bank owned life insurance                                5,096,157        4,797,758
   Accrued interest receivable
   Other assets
                                                            1,372,733        1,254,307
                                                            1,730,328          967,308
                                                        -------------    -------------
           Total assets                                 $ 220,248,717    $ 207,832,349
                                                        =============    ============-

LIABILITIES AND STOCKHOLDERS' EQUITY:
   Deposits                                             $ 192,551,915    $ 179,965,635
   Subordinated debt                                        3,093,000        3,093,000
   Borrowed funds                                           2,375,000        2,580,000
   Official checks outstanding                              1,088,302        1,103,521
   Accrued interest payable                                   786,133          498,656
   Other liabilities                                          944,393          677,107
                                                        -------------    -------------
           Total liabilities                              200,838,743      187,917,919
                                                        =============    =============

STOCKHOLDERS' EQUITY:
   Common stock, par value $.01 per share; 2,400,000
    authorized; 1,827,813 and 1,821,780 issued at
    December 31, 2005 and 2004 respectively,
    1,541,178 and 1,553,778 outstanding at December
    31, 2005 and 2004, respectively.                           18,278           18,218
   Additional paid-in capital                               8,479,921        8,418,897
   Treasury stock, at cost (286,635 shares and
    268,002 shares at December 31, 2005 and 2004,
    respectively)                                          (3,488,724)      (3,220,730)
   Retained earnings                                       16,405,863       15,571,155
   Accumulated other comprehensive loss, net of tax        (2,005,364)        (873,110)
                                                        -------------    -------------
           Total stockholders' equity                      19,409,974       19,914,430
                                                        -------------    -------------
           Total liabilities and stockholders' equity   $ 220,248,717    $ 207,832,349
                                                        =============    =============

       See accompanying notes to these consolidated financial statements.

                           PINNACLE BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                            2005            2004
                                                        ------------    ------------
INTEREST REVENUE:
   Interest on loans                                    $  7,725,348    $  7,293,812
   Interest and dividends on securities                    3,697,136       3,298,187
   Other interest                                            137,099          44,212
                                                        ------------    ------------
                                                          11,559,583      10,636,211

INTEREST EXPENSE:
   Interest on deposits                                    4,357,495       3,199,205
   Interest on borrowed funds                                162,059         173,181
   Interest on subordinated debentures                       197,747         143,823
                                                        ------------    ------------
                                                           4,717,301       3,516,209
                                                        ------------    ------------

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES       6,842,282       7,120,002
PROVISION FOR LOAN LOSSES                                    575,500         588,000
                                                        ------------    ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES        6,266,782       6,532,002
                                                        ------------    ------------
NONINTEREST INCOME:
   Fees and service charges on deposit accounts              893,008         948,765
   Service fee income, net                                   149,440         163,953
   Fees and charges on loans                                 152,590         189,196
   Bank owned life insurance                                 293,539         282,856
   Net gain (loss) on sale or write-down of:
      Loans held for sale                                    426,600         541,447
      Real estate owned                                      243,512          11,037
      Premises and equipment                                   7,693               0
      Securities available-for-sale                         (350,591)       (373,841)
                                                        ------------    ------------
                                                           1,815,791       1,763,413
                                                        ------------    ------------

 NONINTEREST EXPENSE:
   Compensation and benefits                               3,313,613       3,407,562
   Occupancy                                               1,095,162       1,059,261
   Marketing and professional                                387,436         239,117
   Other                                                   1,078,568       1,088,560
                                                        ------------    ------------
                                                           5,874,779       5,794,500
                                                        ------------    ------------

INCOME BEFORE INCOME TAXES                                 2,207,794       2,500,915
INCOME TAX EXPENSE                                           691,247         768,735
                                                        ------------    ------------
NET INCOME                                              $  1,516,547    $  1,732,180
                                                        ------------    ------------
Basic earnings per share                                $       0.98    $       1.11
Diluted earnings per share                              $       0.96    $       1.09
Cash dividends per share                                $       0.44    $       0.43
Weighted average basic shares outstanding                  1,547,381       1,557,454
Weighted average diluted shares outstanding                1,576,041       1,596,253

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                         ACCUMULATED
                                                                                                           OTHER
                                              COMMON STOCK     ADDITIONAL                               COMPREHENSIVE     TOTAL
                                          -------------------   PAID-IN       TREASURY      RETAINED    (LOSS)INCOME,  STOCKHOLDERS'
                                            SHARES    AMOUNT    CAPITAL        STOCK        EARNINGS     NET OF TAX      EQUITY
                                          ---------  --------  ----------- ------------  ------------  -------------   -------------
BALANCE, December 31, 2003                1,800,813  $ 18,008  $ 8,219,941  $(2,743,245)  $14,508,277   $ (571,785)    $ 19,431,196
   Comprehensive income:
      Net Income                                  0         0            0            0     1,732,180            0        1,732,180
      Change in unrealized gain (loss) on
       securities available- for-sale,
       net of tax                                 0         0            0            0             0     (301,325)        (301,325)
                                                                                                                       ------------
      Comprehensive income                                                                                                1,430,855
   Exercise of stock options                 20,967       210      198,956            0             0            0          199,166
   Cash dividends ($.43 per share)                0         0            0            0      (669,302)           0         (669,302)
   Repurchase of 29,800 shares of common
    stock                                         0         0            0     (477,485)            0            0         (477,485)
                                          -----------------------------------------------------------------------------------------
BALANCE, December 31, 2004                1,821,780    18,218    8,418,897   (3,220,730)   15,571,155     (873,110)      19,914,430
   Comprehensive income:
      Net Income                                  0         0            0            0     1,516,547            0        1,516,547
      Change in unrealized gain (loss) on
       securities available-for-sale,
       net of tax                                 0         0            0            0             0   (1,132,254)      (1,132,254)
                                                                                                                       ------------
      Comprehensive income                                                                                                  384,293
   Exercise of stock options                  6,033        60       61,024            0             0            0           61,084
   Cash dividends ($.44 per share)                0         0            0            0      (681,839)           0         (681,839)
   Repurchase of  18,633 shares of common
    stock                                         0         0            0     (267,994)            0            0         (267,994)
                                          -----------------------------------------------------------------------------------------
BALANCE, December 31, 2005                1,827,813  $ 18,278  $ 8,479,921  $(3,488,724)  $16,405,863   $(2,005,364)   $ 19,409,974
                                          -----------------------------------------------------------------------------------------

       See accompanying notes to these consolidated financial statements.

                           PINNACLE BANCSHARES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                          2005             2004
                                                                      ------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         $  1,516,547    $   1,732,180
   Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                           493,935          496,550
    Provision for loan losses                                              575,500          588,000
    (Benefit) provision for deferred taxes                                 (44,363)          18,958
    Accretion, net                                                        (171,031)        (525,758)
    Bank owned life insurance income, net                                 (293,539)        (282,856)
   Net (gain) loss on sale or write-down of:

      Loans held for sale                                                 (426,600)        (541,447)
      Securities available-for-sale                                        350,591          373,841
      Real estate owned                                                   (243,512)         (11,037)
      Premises and Equipment                                                (7,693)               0
   Proceeds from sales of loans                                         34,107,645       39,601,726
   Loans originated for sale                                           (32,848,915)    (38,838,411)
   (Increase) decrease in accrued interest receivable                     (118,426)         108,133
   Increase in other assets                                               (127,413)        (146,116)
   Increase in accrued interest payable                                    287,477           58,927
   Increase (decrease) in other liabilities                                267,286         (348,287)
                                                                      ------------    -------------
              Net cash provided by operating activities                  3,317,489        2,284,403
                                                                      ------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net loan (originations) repayments                                   (7,700,188)       5,021,545
   Net change in interest bearing deposits in other banks              (12,883,924)        (228,664)
   Purchases of securities available-for-sale                          (13,191,025)     (69,726,158)
   Proceeds from sales of securities available-for-sale                 10,000,000       46,689,977
   Proceeds from maturing or callable securities available-for-sale      9,367,825       17,180,280
   Proceeds from sale of Federal Home Loan Bank Stock                      222,000          315,400
   Purchases of First National Banker Bancshares Stock                    (525,000)               0
   Purchases of Federal Home Loan Bank Stock                              (312,300)               0
   Purchases of premises and equipment, net                               (655,215)        (429,546)
   Proceeds from sales of real estate owned                              1,216,847        1,009,094
                                                                      ------------    -------------
              Net cash used in investing activities                    (14,460,980)        (168,072)
                                                                      ------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in passbook, NOW, and money market deposit accounts      3,172,184        2,256,791
   Proceeds from sales of time deposits                                 27,679,209       19,460,382
   Payments on maturing time deposits                                  (18,265,113)     (21,690,935)
   Decrease in borrowed funds                                             (205,000)        (885,000)
   Decrease in official checks outstanding                                 (15,219)        (378,280)
   Proceeds from exercise of stock options                                  61,084          199,166
   Repurchase of common stock                                             (267,994)        (477,485)
   Payments of cash dividends                                             (681,839)        (669,302)
                                                                      ------------    -------------
              Net cash provided by (used in) financing activities       11,477,312       (2,184,663)
                                                                      ------------    -------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       333,821          (68,331)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           3,451,046        3,519,377
                                                                      ------------    -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  3,784,867    $   3,451,046
                                                                      ============    =============
SUPPLEMENTAL DISCLOSURES:
   Cash payments for interest                                         $  4,429,824    $   3,457,282
   Cash payments for income taxes                                          680,013          645,000
   Real estate acquired through foreclosure                                755,922          573,673

       See accompanying notes to these consolidated financial statements.

                            PINNACLE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

1.    SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

      Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

      NATURE OF OPERATIONS

      The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portions of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

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

      LOANS HELD FOR SALE

      Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2005 or 2004. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

      The Company enters into interest rate lock commitments, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the years ended December 31, 2005 and 2004 did not have a material impact on the Company's consolidated financial position or results of operations.

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

      ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2005 or 2004.

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

      LONG-LIVED ASSETS

      Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life of 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and charged to operations through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

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

      GOODWILL

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, and ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2005 and 2004, indicated there was no goodwill impairment. Therefore, the Company has no changes in the carrying amount of goodwill from December 31, 2003 to December 31, 2005.

      BANK OWNED LIFE INSURANCE

      The Company has bank owned life insurance on certain current and former key officers of the Company. The life insurance policies were purchased to reduce costs associated with certain existing employee benefits. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

      STOCK-BASED COMPENSATION

      In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company recorded compensation cost under APB Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, has not recognized compensation cost through December 31, 2005 due to the fact that all options granted were priced at the fair value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the impact on the Company's net income would not have been material. As further discussed herein, the company adopted SFAS No. 123 (R), Share Based Payment on January 1, 2006.

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

      The following table represents the earnings per share calculations for the years ended December 31, 2005 and 2004:

                                                            PER
                                     NET                   SHARE
      FOR THE YEARS ENDED          INCOME       SHARES     AMOUNT
-----------------------------    -----------   ---------   ------
December 31, 2005
   Basic earnings per share      $ 1,516,547   1,547,381   $ 0.98
                                 -----------               ------
   Dilutive securities                            28,660
                                               ---------
   Diluted earnings per share    $ 1,516,547   1,576,041   $ 0.96
                                 ===========   =========   ======

December 31, 2004
   Basic earnings per share      $ 1,732,180   1,557,454   $ 1.11
                                 -----------               ------
   Dilutive securities                            38,799
                                               ---------
   Diluted earnings per share    $ 1,732,180   1,596,253   $ 1.09
                                 ===========   =========   ======

For the years ended December 31, 2005 and 2004, no options were excluded from the calculation of diluted EPS, as the exercise price of all option was less than the average market price.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1. "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The FSP addresses determining when an investment is considered impaired and whether the impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entry recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entry did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated balance sheet or statement of income for the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. This statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted SFAS No. 123(R) on January 1, 2006. The impact of its adoption did not have a material impact on the consolidated statements of financial condition or statements of operations for the Company.

On March 25, 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides guidance regarding the valuation of share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS No. 123(R). The Company does not expect this Staff Accounting Bulletin to have a material impact on the consolidated statements of financial condition or statements of operations for the Company.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 requires restatement of prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Also, SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material impact on the consolidated statements of financial condition or statements of operations for the Company.

2.    SECURITIES

      The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2005 and 2004 are as follows:

                                                             December 31, 2005
                                         -----------------------------------------------------
                                          Amortized    Unrealized    Unrealized       Fair
                                            Cost       Gross Gain    Gross Loss       Value
                                         -----------   ----------    -----------   -----------
Securities of U.S. Government Agencies   $53,969,115   $        0    ($2,205,136)  $51,763,979
Other Securities                                 716            0              0           716
Mortgage-Backed Securities                29,903,921       35,575     (1,050,260)   28,889,236
                                         -----------   ----------    -----------   -----------
                                         $83,873,752   $   35,575    ($3,255,396)  $80,653,931
                                         ===========   ==========    ===========   ===========

                                                             December 31, 2004
                                         -----------------------------------------------------
                                          Amortized    Unrealized    Unrealized       Fair
                                             Cost      Gross Gain    Gross Loss       Value
                                         -----------   ----------    -----------   -----------
Securities of U.S. Government Agencies   $58,957,618   $        0    ($1,039,671)  $57,917,947
Other Securities                                 716            0              0           716
Mortgage-Backed Securities                31,460,672      135,454       (489,388)   31,106,738
                                         -----------   ----------    -----------   -----------
                                         $90,419,006   $  135,454    ($1,529,059)  $89,025,401
                                         ===========   ==========    ===========   ===========

      The amortized cost and estimated fair value of securities available-for-sale at December 31, 2005 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Amortized       Fair
                                             Cost         Value
                                         -----------   -----------
Due in one year or less                  $ 3,000,000   $ 2,977,015
Due after one year through five years     47,969,115    45,922,046
Due after five years through ten years     3,000,716     2,865,634
                                         -----------   -----------
                                          53,969,831    51,764,695
Mortgage-Backed Securities                29,903,921    28,889,236
                                         -----------   -----------
                                         $83,873,752   $80,653,931
                                         ===========   ===========

      Securities of approximately $30 million and $26 million at December 31, 2005 and 2004, respectively, were pledged to secure deposits. Deposits associated with pledged securities had aggregate balances of approximately $23 million and $19 million at December 31, 2005 and 2004, respectively.

      Proceeds from the sale of available-for-sale securities during the year-ended December 31, 2005 and 2004 were $10.0 million and $46.7 million, respectively. Gross realized gains on sales of available-for-sale securities were $0 and $35,278 during 2005 and 2004, respectively. Gross realized losses on sales of available-for-sale securities were $350,591 and $409,119 during 2005 and 2004, respectively.

      The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2005 and 2004.

                                                                  DECEMBER 31, 2005
                                                  --------------------------------------------------
                                                    LESS THAN 12 MONTHS         12 MONTHS OR MORE       TOTAL
                                                  -----------------------   ------------------------  ----------
                                        Fair      Unrealized     Fair       Unrealized      Fair      Unrealized
                                        Value     Gross Loss     Value      Gross Loss      Value     Gross Loss
                                     -----------  ----------  -----------   -----------  -----------  ----------
Securities of U.S. Government
  Agencies                           $ 5,829,401  $   43,004  $45,934,536   $ 2,162,132  $51,763,937  $2,205,136
Mortgage-Backed Securities             7,470,940     204,464   20,526,037       845,796   27,996,977   1,050,260
                                     -----------  ----------  -----------   -----------  -----------  ----------
                                     $13,300,341  $  247,468  $66,460,573   $ 3,007,928  $79,760,914  $3,255,396
                                     ===========  ==========  ===========   ===========  ===========  ==========

                                                                  DECEMBER 31, 2004
                                                  --------------------------------------------------
                                                    LESS THAN 12 MONTHS         12 MONTHS OR MORE       TOTAL
                                                  -----------------------   ------------------------  ----------
                                        Fair      Unrealized     Fair       Unrealized      Fair      Unrealized
                                        Value     Gross Loss     Value      Gross Loss      Value     Gross Loss
                                     -----------  ----------  -----------   -----------  -----------  ----------
Securities of U.S. Government
     Agencies                        $47,268,066  $  685,135  $10,640,077   $   354,536  $57,908,143  $1,039,671
Mortgage-Backed Securities            25,039,575     475,608    1,134,323        13,780   26,173,898     489,388
                                     -----------  ----------  -----------   -----------  -----------  ----------
                                     $72,307,641  $1,160,743  $11,774,400   $   368,316  $84,082,041  $1,529,059
                                     ===========  ==========  ===========   ===========  ===========  ==========

      At December 31, 2005, the Company had 37 individual investment positions that were in an unrealized loss position or impaired for more than twelve months. At December 31, 2004, the Company had 9 individual investment positions that were in an unrealized loss position or impaired for more than twelve months. All of these investment positions' impairments are deemed not to be other-than temporary impairments and are primarily due to the fact that these securities have experienced volatility in their fair value as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any other than temporary impairment to develop related to these investment securities and has the ability and intent to hold these securities until maturity or a market price recovery.

3.    LOANS RECEIVABLE

      Loans receivable, net at December 31, 2005, are summarized as follows:

                                                                                    2005                 2004
                                                                                ------------        -------------
Residential and commercial real estate mortgage loans with variable rates       $ 27,572,764        $  29,688,078
Residential and commercial real estate mortgage loans with fixed rates            35,424,907           34,672,845
Real estate construction loans                                                    17,992,583           12,019,555
Commercial loans                                                                  12,939,880           10,806,851
Consumer loans                                                                    13,877,710           13,709,262
                                                                                ------------        -------------
                                                                                 107,807,844          100,896,591
Allowance for loan losses                                                         (1,383,410)          (1,167,263)
Unearned income                                                                     (168,917)            (129,329)
                                                                                ------------        -------------
                                                                                $106,255,517        $  99,599,599
                                                                                ============        =============

      During fiscal years 2005 and 2004, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2005 and 2004 amounted to $814,214 and $884,367, respectively. The change from December 31, 2004 to December 31, 2005 reflects payments amounting to $120,833 and advances of $50,680 made during the year.

      The Bank has a credit concentration in residential and commercial real estate mortgage loans. Approximately $63 million and $64 million at December 31, 2005 and 2004, respectively, of the Bank's total loan portfolio represented first or second mortgage residential and commercial real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2005, the largest amount loaned by the Bank to one borrower was $2.4 million, which was approximately 12% of the Company's stockholders' equity.

      A reconciliation of the allowance for loan losses is as follows:

                                               2005          2004
                                           -----------   -----------
Balance at beginning of year               $ 1,167,263   $ 1,467,128
Charge-offs                                   (517,003)   (1,070,765)
Recoveries                                     157,650       182,900
Provision                                      575,500       588,000
                                           -----------   -----------
Balance at end of year                     $ 1,383,410   $ 1,167,263
                                           ===========   ===========

      The Bank was servicing first mortgage loans for others totaling $56,301,424 and $65,602,308 at December 31, 2005 and 2004, respectively.
      The liability associated with the Company's total servicing portfolio at December 31, 2005 and 2004 was not deemed significant by the Company.

      At December 31, 2005, the Bank had outstanding loan commitments of $33,015,836, including $8,208,470 in undisbursed construction loans in process; $22,695,166 in unused lines and letters of credit; and $2,112,200 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

      The Company had approximately $236,172 and $726,000 of loans classified as non-accrual at December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004, gross interest income of $4,888 and $8,941, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $3,161 and $5,743 for the years ended December 31, 2005 and 2004, respectively.

4.    REAL ESTATE OWNED

      Activity in the allowance for losses on real estate owned is as follows:

                                                  2005             2004
                                               ---------         --------
Balance at beginning of year                   $  61,626         $ 65,626
Provision                                              0                0
Charge-offs, net of recoveries                    (7,321)          (4,000)
                                               ---------         --------
Balance at end of year                         $  54,305         $ 61,626
                                               =========         ========

5.    PREMISES AND EQUIPMENT

      Premises and equipment at December 31, 2005 and 2004 are summarized as follows:

                                                 2005             2004
                                             -----------      -----------
Land                                         $ 1,196,928      $   883,230
Buildings and leasehold improvements           6,767,526        6,677,797
Furniture, fixtures, and equipment             5,228,973        5,034,866
Construction in Process                           61,777                0
Automobiles                                       96,014          113,014
                                             -----------      -----------
                                              13,351,218       12,708,907
Less accumulated depreciation                 (7,459,125)      (6,985,787)
                                             -----------      -----------
                                             $ 5,892,093      $ 5,723,120
                                             ===========      ===========

      Depreciation expense for the fiscal years ended December 31, 2005 and 2004 on premises and equipment was approximately $494,000 and $497,000, respectively.

      The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2005 and 2004, respectively, include rental expense under these leases of $121,616 and $108,061, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2005                          Amount
--------------------                         --------
2006                                         $ 84,058
2007                                           67,944
2008                                           41,445
2009                                           42,256
2010                                           43,092
Thereafter                                    257,700
                                             --------
         Total                               $536,495
                                             ========

      The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 for the fiscal years ended December 31, 2005 and 2004, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 for each of the fiscal years ended December 31, 2005 and 2004, respectively.

6.    DEPOSITS

      Deposits at December 31, 2005 and 2004 are summarized as follows:

                                                        2005             2004
                                                   -------------    -------------
Passbook accounts                                  $  15,434,075    $  18,047,218
NOW accounts                                          27,499,565       19,635,415
Money market deposit accounts                          7,310,568        8,934,786
Noninterest-bearing accounts                          10,686,517       11,022,644
                                                   -------------    -------------
                                                      60,930,725       57,640,063

Time deposits:
   Fixed-rate certificates less than $100,000         71,341,503       69,037,464
   Fixed-rate certificates greater than $100,000      60,279,687       53,288,108
                                                   -------------    -------------
                                                     131,621,190      122,325,572
                                                   -------------    -------------
                                                   $ 192,551,915    $ 179,965,635
                                                   =============    =============

      The amounts and scheduled maturities of time deposits at December 31, 2005 are as follows:

2006                                               $  85,626,450
2007                                                  24,786,814
2008                                                   8,443,577
2009                                                   9,330,483
2010 and thereafter                                    3,433,866
                                                   -------------
                                                   $ 131,621,190
                                                   =============

      Interest expense on deposits is summarized as follows:

                                                       2005              2004
                                                   -------------    -------------
Passbook accounts                                  $      58,434    $      59,200
NOW accounts                                             154,106           26,837
Money market deposit accounts                            156,543           58,034
Fixed-rate certificates less than $100,000             2,105,852        1,766,818
Fixed-rate certificates greater than $100,000          1,882,560        1,288,316
                                                   -------------    -------------
                                                   $   4,357,495    $   3,199,205
                                                   =============    =============

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

      Debt issuance cost of $56,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated statements of financial condition as of December 31, 2005. These debt issuance costs are being amortized over 30 years using the straight-line method.

8.    BORROWED FUNDS

      Borrowed funds at December 31, 2005 and 2004 are summarized as follows:

                                                                     2005          2004
                                                                  ----------    ----------
Warrants payable: $2,375,000 with an interest rate of 5.86%,
maturing, one year or less.                                       $2,375,000    $2,580,000

Short term advances from the Federal Home Loan Bank of Atlanta:            0             0
                                                                  ----------    ----------
                                                                  $2,375,000    $2,580,000
                                                                  ==========    ==========

      The Company has available credit of $33,100,000 at the FHLB of Atlanta, Georgia at December 31, 2005. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $507,300, as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2005 was $28,298,000 There were no FHLB advances outstanding at December 31, 2005. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amounts outstanding under advances from the Federal Home Loan Bank of Atlanta during 2005 and 2004 were $7,300,000 and $10,000,000, respectively. The average amounts outstanding during 2005 and 2004 were $572,000 and $1,548,000, respectively.

9.    INCOME TAXES

      Income tax expense included in the consolidated statements of operations, is comprised of the following:

                                     Federal       State         Total
                                   ----------   ----------    ----------
Year ended December 31, 2005:
    Current                        $  674,602   $   61,008    $  735,610
    Deferred                          (37,300)      (7,063)      (44,363)
                                   ----------   ----------    ----------
                                   $  637,302   $   53,945    $  691,247
                                   ==========   ==========    ==========

Year ended December 31, 2004:
    Current                        $  693,690   $   56,087    $  749,777
    Deferred                           15,965        2,993        18,958
                                   ----------   ----------    ----------
                                   $  709,655   $   59,080    $  768,735
                                   ==========   ==========    ==========

      Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

                                                   2005          2004
                                                ----------    ----------
Tax expense at federal income tax rate          $  750,650    $  850,311
Increase (decrease) resulting from:
  State income tax, net of federal tax benefit      35,603        38,994
  Cash surrender value of bank owned life
  insurance, net of premiums                       (99,803)      (94,597)
  Other                                              4,797       (25,973)
                                                ----------    ----------
                                                $  691,247    $  768,735
                                                ==========    ==========

Effective income tax rate                             31.3%         30.7%
                                                ==========    ==========

      Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax assets relate to the following:

                                               December 31,  December 31,
                                                   2005          2004
                                               ------------  ------------
Allowance for loan losses                       $  511,862    $  431,888
Unrealized loss on securities
 available-for-sale                              1,223,532       529,570
Other real estate                                    9,698        25,572
Other                                               77,444        70,873
                                                ----------    ----------
              Deferred tax assets                1,822,536     1,057,903
                                                ==========    ==========
Premises & equipment, net                         (566,130)     (511,370)
FHLB stock                                         (24,985)      (53,437)
                                                ----------    ----------
              Deferred tax liabilities            (591,115)     (564,807)
                                                ----------    ----------
Net deferred tax assets                         $1,231,421    $  493,096
                                                ==========    ==========

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax and assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

10.   COMPENSATION AND BENEFITS

      The Bank maintains a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $81,415 and $86,144 in fiscal years ended December 31, 2005 and 2004, respectively.

      The Company and the Bank have an employment agreement with the chief executive officer which provides for compensation and benefits in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2005 for termination is approximately $412,067.

11.   LONG-TERM INCENTIVE COMPENSATION PLAN

      The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan"), which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair value on the grant date.

      A summary of the status of the Company's stock option plan at December 31, 2005 and 2004 and the changes during the years then ended is as follows:

                                              2005                     2004
                                        -----------------       ------------------
                                                 Weighted                 Weighted
                                                 Average                  Average
                                                 Exercise                 Exercise
                                        Shares     Price        Shares     Price
                                        ------   --------       -------   --------
Outstanding at beginning of year        70,366   $   9.30        91,333   $    9.34
Granted                                      0          0             0           0
Exercised                               (6,033)     10.13       (20,967)       9.44
Forfeited                               (2,000)     10.13             0           0
                                        ------   --------       -------   --------
Outstanding at end of year              62,333   $   9.19        70,366   $    9.30
                                        ======   ========       =======   ========

Exercisable at end of year              62,333   $   9.19        70,366   $    9.30
                                        ======   ========       =======   ========
Fair value of options granted              N/A                      N/A
                                        ======                  =======

      The following table summarizes information about these stock options at December 31, 2005:

                    Number outstanding       Remaining
Exercise                   At               Contractual
 Price              December 31, 2005           Life
--------            ------------------      -----------
$  8.81                   44,500               1 years

$ 10.13                   17,833             3.4 years
                          ------
                          62,333
                          ======

12.   STOCKHOLDERS' EQUITY

      Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2006, approximately $2.0 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

      The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2005 and 2004, that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

      As of December 31, 2005 and 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

      Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31, 2005 for the Company and the Bank are as follows:

                                                                                                      To be Well-Capitalized
                                                                                For                        Under Prompt
                                                                              Capital                       Corrective
                                                     Actual              Adequacy Purposes               Action Provisions
                                               -----------------     --------------------------     ----------------------------
                                                Amount     Ratio        Amount          Ratio          Amount           Ratio
                                               -------     -----     -------------    ---------     -------------    -----------
                                                                 (Dollar Amounts in Thousands)
As of December 31, 2005:
    Total Capital (to Risk Weighted Assets):
       Consolidated                            $25,491      19.9%    = or >$10,259    = or >8.0%              N/A            N/A
       Pinnacle Bank                            22,491      17.5     = or >$10,259    = or >8.0     = or >$12,824     = or >10.0%
    Tier I Capital (to Risk Weighted Assets):
       Consolidated                             24,108      18.8       = or >5,130    = or >4.0               N/A            N/A
       Pinnacle Bank                            21,108      16.5       = or >5,130    = or >4.0       = or >7,694      = or >6.0
    Tier I Capital (to Average Assets):
       Consolidated                             24,108      11.0       = or >8,784    = or >4.0               N/A            N/A
       Pinnacle Bank                            21,108       9.6       = or >8,784    = or >4.0      = or >10,981      = or >5.0
As of December 31, 2004:
    Total Capital (to Risk Weighted Assets):
       Consolidated                            $24,647      20.8%    = or >$ 9,459    = or >8.0%              N/A            N/A
       Pinnacle Bank                            21,647      18.3      = or > 9,459    = or >8.0     = or >$11,824     = or >10.0%
    Tier I Capital (to Risk Weighted Assets):
       Consolidated                             23,480      19.9       = or >4,729    = or >4.0               N/A            N/A
       Pinnacle Bank                            20,480      17.3       = or >4,729    = or >4.0       = or >7,094      = or >6.0
    Tier I Capital (to Average Assets):
       Consolidated                             23,480      11.2       = or >8,391    = or >4.0               N/A            N/A
       Pinnacle Bank                            20,480       9.8       = or >8,391    = or >4.0      = or >10,489      = or >5.0

      As of December 31, 2005, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulators definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

      On April 25, 2003, the Company announced a stock repurchase program to acquire up to 80,000 shares of common stock. The Company completed this plan on May 20, 2005. On June 10, 2004, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 77,169 shares. For the year ended December 31, 2005, under both plans the Company had repurchased 18,633 shares at an average price of $14.38 per share. The repurchase programs are dependent upon market conditions and other requirements, and there is no guarantee as to the exact number of shares to be repurchased by the Company.

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

      The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

                                                                       2005
                                                   --------------------------------------------
                                                      Before                          After
                                                        Tax              Tax           Tax
                                                      Amount            Effect        Amount
                                                   ------------       ---------    ------------
Unrealized losses arising during the year          $ (2,176,807)      $ 823,681    $ (1,353,126)

Reclassification for adjustments for
    losses included in net earnings                     350,591        (129,719)        220,872
                                                   ------------       ---------    ------------
Net change in unrealized losses on securities      $ (1,826,216)      $ 693,962    $ (1,132,254)
                                                   ============       =========    ============

                                                                       2004
                                                   --------------------------------------------
                                                      Before                           After
                                                       Tax               Tax            Tax
                                                      Amount            Effect         Amount
                                                   ------------       ---------    ------------
Unrealized gains arising during the year           $   (859,850)      $ 311,790    $   (548,060)
Reclassification for adjustments for
    gains included in net earnings                      373,841        (127,106)        246,735
                                                   ------------       ---------    ------------
Net change in unrealized gains on securities       $   (486,009)      $ 184,684    $   (301,325)
                                                   ============       =========    ============

13.   FAIR VALUES OF FINANCIAL INSTRUMENTS

      SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

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

      A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

                                                       AT DECEMBER 31, 2005          AT DECEMBER 31, 2004
                                                   --------------------------     -------------------------
                                                     CARRYING     ESTIMATED        CARRYING      ESTIMATED
                                                      AMOUNT      FAIR VALUE        AMOUNT       FAIR VALUE
                                                   -----------   ------------     ----------     ----------
                                                                        (IN THOUSANDS)
ASSETS:
    Cash on hand and in banks                      $     3,785   $      3,785     $    3,451     $    3,451
    Interest-bearing deposits in other banks            13,369         13,369            485            485
    Securities available-for-sale                       80,654         80,654         89,025         89,025
    FHLB stock                                             507            507            417            417
    FNBB stock                                             525            525              0              0
    Loans held for sale                                    374            374          1,206          1,206

    Loans receivable, net                              106,255        106,912         99,600        101,258
    Accrued interest receivable                          1,373          1,373          1,254          1,254

LIABILITIES:
    Deposits                                       $   192,552   $    192,069     $  179,966     $  180,781
    Subordinated Debt                                    3,093          3,093          3,093          3,093
    Borrowed funds                                       2,375          2,841          2,580          3,126
    Accrued interest payable                               786            786            499            499

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

      FHLB AND FNBB STOCK. The FHLB and FNBB stock have historically repurchased their stock at cost, as no readily available market exists. Therefore the carrying amount is considered a reasonable estimate of its fair value.

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

15.   CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                             STATEMENTS OF CONDITION

                           DECEMBER 31, 2005 AND 2004
                                 (IN THOUSANDS)

                                                             2005         2004
                                                           -------      -------
ASSETS:
    Cash and cash equivalents                              $     1      $    12
    Interest-bearing deposits in other banks                 2,729        3,035
    Debt issue cost                                             56           58
    Investment in unconsolidated subsidiary                     93           93
    Investment in Pinnacle  Bank                            19,590       19,811
    Other assets                                                89           43
                                                           -------      -------
              Total assets                                 $22,558      $23,052
                                                           =======      =======

LIABILITIES:
    Subordinated debt                                      $ 3,093      $ 3,093
    Other liabilities                                           55           45
                                                           -------      -------
               Total liabilities                             3,148        3,138
                                                           -------      -------

STOCKHOLDERS' EQUITY:
    Common stock                                                18           18
    Additional paid in capital                               8,480        8,419
    Treasury shares at cost                                 (3,489)      (3,221)
    Retained earnings                                       16,406       15,571
    Accumulated other comprehensive loss, net of tax        (2,005)        (873)
                                                           -------      -------
              Total stockholders' equity                    19,410       19,914
                                                           -------      -------
              Total liabilities and stockholders' equity   $22,558      $23,052
                                                           =======      =======

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                 (IN THOUSANDS)

                                                            2005         2004
                                                          -------       -------
INCOME:
    Dividend income from Pinnacle Bank                    $   682       $   669
    Interest income                                            83            40
                                                          -------       -------
           Total income                                       765           709

EXPENSE                                                       204           149
                                                          -------       -------

INCOME BEFORE EQUITY IN UNDISTRIBUTED
     INCOME OF SUBSIDIARY                                     561           560
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY                  956         1,172
                                                          -------       -------
           Net income                                     $ 1,517       $ 1,732
                                                          =======       =======

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                 (IN THOUSANDS)

                                                            2005          2004
                                                          -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                            $ 1,517       $ 1,732
    Adjustments to reconcile net income to net
       cash provided by operating activities:
       Undistributed income of subsidiary                    (956)       (1,172)
       Increase in other assets                               (46)          (43)
       Increase in other liabilities                           57            73
                                                          -------       -------
              Net cash provided by operating activities       572           590
                                                          -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net change in interest bearing deposits
       in other banks                                         306           363
                                                          -------       -------
              Net cash provided by  investing activities      306           363
                                                          -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repurchase of shares of common stock                     (268)         (477)
    Proceeds from stock options exercised                      61           199
    Cash dividends paid                                      (682)         (669)
                                                          -------       -------
              Net cash (used in) provided by
                 financing activities                        (889)         (947)
                                                          -------       -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (11)            6

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 12             6
                                                          -------       -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $     1       $    12
                                                          =======       =======

16.   INVESTMENT IN AFFILIATED COMPANIES (UNAUDITED)

      Investments in affiliated companies accounted for under the equity method consist of 100% of common stock of Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 22, 2003. Summary unaudited financial information for the Trust as of December 31, 2005 and 2004 follows (dollars in thousands):

                              SUMMARY BALANCE SHEET

                                 (In thousands)

                                                                  2005         2004
                                                                 -------      -------
ASSETS:
    Investment in subordinated debentures issued by
        Pinnacle Bancshares, Inc.                                $ 3,093      $ 3,093
                                                                 =======      =======

LIABILITIES:                                                     $     0      $     0

EQUITY:
    Trust preferred securities                                     3,000        3,000
    Common stock (100% owned by Pinnacle Bancshares, Inc.)            93           93
                                                                 -------      -------
    TOTAL EQUITY                                                   3,093        3,093
                                                                 -------      -------
TOTAL LIABILITIES & EQUITY                                       $ 3,093      $ 3,093
                                                                 -------      -------

                            SUMMARY INCOME STATEMENT

                                 (In thousands)

                                                                  2005         2004
                                                                 -------      -------
INCOME:
    Interest income from subordinated debentures issued
      by Pinnacle Bancshares, Inc.                               $   198      $   144
                                                                 -------      -------

NET INCOME                                                       $   198      $   144
                                                                 =======      =======

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2005 and 2004 follows:

                                                              FIRST           SECOND          THIRD      FOURTH
                                                             QUARTER          QUARTER        QUARTER     QUARTER
                                                            ----------      ----------     ----------   ----------
Year Ended December 31, 2005:
    Interest revenue                                        $2,689,858      $2,814,367     $2,970,511   $3,084,847
    Interest expense                                         1,002,142       1,094,753      1,240,265    1,380,141
    Net interest income after provision for loan losses      1,531,716       1,572,614      1,592,746    1,569,706
    Noninterest income                                         447,435         469,070        560,922      338,364
    Noninterest expense                                      1,511,035       1,446,521      1,471,387    1,445,836
    Net income                                                 326,055         406,769        461,508      322,215
    Basic earnings per share                                      0.21            0.26           0.30         0.21
    Diluted earnings per share                                    0.21            0.26           0.29         0.21

Year Ended December 31, 2004:
    Interest revenue                                        $2,617,329      $2,692,624     $2,663,150   $2,663,108
    Interest expense                                           856,603         863,679        876,902      919,025
    Net interest income after provision for loan losses      1,613,726       1,681,945      1,639,248    1,597,083
    Noninterest income                                         441,345         617,758        197,957      506,353
    Noninterest expense                                      1,427,453       1,458,537      1,382,914    1,525,596
    Net income                                                 418,679         553,121        309,358      451,022
    Basic earnings per share                                      0.27            0.35           0.20         0.29
    Diluted earnings per share                                    0.26            0.35           0.20         0.28

                              CORPORATE INFORMATION
                     DIRECTORS -- PINNACLE BANCSHARES, INC.
                                AND PINNACLE BANK

                                 Greg Batchelor
                 President, Dependable True Value Hardware, Inc.

                                   O. H. Brown
                               Haynes Downard LLP

                                  Al H. Simmons
                   Insurance Agent, Pittman & Associates, Inc.

                                   Max Perdue
                                     Retired

                                  Sam W. Murphy
                Chairman of the Board & Chief Executive Officer,
                           Murphy Manufacturing, Inc.

                              Robert B. Nolen, Jr.
                                    President
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                                 James W. Cannon
                                     Retired
                              Chairman of the Board
                            Pinnacle Bancshares, Inc.
                                  Pinnacle Bank

                              J. T. "Jabo" Waggoner
                                   Consultant
                      Birmingham Business Consultants, LLC

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

                                  Brenda Steele
                          Vice President & I.S. Officer
                             & GLBA Security Officer

                                   Pam Elliott
                          Haleyville Regional President

                                    Tracy Rye
                            Vice President - Lending

                               Edward A. Davidson
                          Birmingham Regional President

                                Clifton A. Rhodes
                                 Vice President

                                 William G. Bond
                     Vice President-Commercial Loan Officer

                                  Susie Roberts
                     Vice President-Office Manager - Sumiton

                                   David Davis
                       Vice President-Secondary Marketing

                                     OFFICES

        Main Office, 1811 2nd Avenue/Jasper, AL 35502-1388 (205/221-4111)
        Mall Office, 204 Highway 78 East/Jasper, AL 35501 (205/221-1322) Sumiton Office, 790 Highway 78 East/Sumiton, AL 35148 (205/648-6091)
    Haleyville Office, 1012 20th Street/Haleyville, AL 35565 (205/486-2225)
      Vestavia Office, 2039 Canyon Road/Birmingham, AL 35216 (205/822-2265) Trussville Office, 2064 Gadsden Highway/Trussville, AL 35235 (205/661-9625)

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

                                 ANNUAL MEETING
         The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
                       will be held at CHS Activity Center
                      204 19th Street East, Jasper, Alabama
                          at 11:00 a.m. on May 24, 2006

                                   FORM 10-KSB
      A COPY OF THE PINNACLE BANCSHARES, INC. ANNUAL REPORT ON FORM 10-KSB
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, AS FILED WITH
             THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO
               STOCKHOLDERS OF RECORD FOR THE 2006 ANNUAL MEETING
                     WITHOUT CHARGE UPON WRITTEN REQUEST TO
                                  MARIE GUTHRIE
                            PINNACLE BANCSHARES, INC.
                              POST OFFICE BOX 1388
                           JASPER, ALABAMA 35502-1388